UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 10-K
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(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from _____ to _____

Commission File Number: **001-36089**
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RingCentral, Inc.

(Exact name of Registrant as specified in its charter)
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Delaware	**94-3322844**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Davis Drive
Belmont, California 94002
(Address of principal executive offices)

(650) 472-4100
(Registrant's telephone number, including area code)
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Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock par value $0.0001	**RNG**	**New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act:
None
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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on June 30, 2023, based on the closing price of $32.73 for shares of the Registrant's common stock as reported by the New York Stock Exchange, was approximately $2.8 billion. Shares of common stock held by each executive officer, director, and their affiliated holders have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 12, 2024, there were 82,393,035 shares of Class A Common Stock and 9,924,538 shares of Class B Common Stock outstanding.

TABLE OF CONTENTS

PART I.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in, but not limited to, the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates", "believes", "could", "seeks", "estimates", "expects", "intends", "may", "plans", "potential", "predicts", "projects", "should", "will", "would" or similar expressions and the negatives of those terms. Forward-looking statements include, but are not limited to, statements about:

- our progress against short-term and long-term goals;

- our future financial performance;

- our anticipated growth, growth strategies and our ability to effectively manage that growth and effect these strategies;

- our success in all market segments;

- anticipated trends, developments and challenges in our business and in the markets in which we operate, as well as general macroeconomic conditions and geopolitical conflicts;

- our ability to scale to our desired goals, particularly the implementation of new processes and systems and the addition to our workforce;

- the impact of competition in our industry and innovation by our competitors;

- our ability to anticipate and adapt to future changes in our industry;

- our ability to predict subscriptions revenues, formulate accurate financial projections, and make strategic business decisions based on our analysis of market trends;

- our ability to anticipate market needs and develop new and enhanced solutions and subscriptions to meet those needs, and our ability to successfully monetize them;

- our ability to successfully incorporate artificial intelligence (AI) and machine learning powered features into our solutions;

- maintaining and expanding our customer base;

- maintaining, expanding and responding to changes in our relationships with other companies;

- maintaining and expanding our distribution channels, including our network of sales agents and resellers, and our strategic partnerships;

- our success with our strategic partners and global service providers;

- our ability to sell, market, and support our solutions and services;

- our ability to expand our business to larger customers as well as expanding domestically and internationally;

- our ability to realize increased purchasing leverage and economies of scale as we expand;

- the impact of seasonality on our business;

- the impact of any failure of our solutions or solution innovations, including our innovations relating to AI;

- our reliance on our third-party product and service providers;

- the potential effect on our business of litigation to which we may become a party;

- our liquidity and working capital requirements;

- the impact of changes in the regulatory environment including with respect to AI;

- our ability to protect our intellectual property and rely on open source licenses;

- our expectations regarding the growth and reliability of the internet infrastructure;

- the timing of acquisitions of, or making and exiting investments in, other entities, businesses or technologies;

- our ability to successfully and timely execute on, integrate, and realize the benefits of any acquisition, investment, strategic partnership, or other strategic transaction we may make or undertake;

- our capital expenditure projections;

- our capital allocation plans, including expected allocations of cash and timing for any share repurchases and other investments;

- our Credit Agreement, including both the Term Loan and the Revolving Credit Facility (each as defined below);

- the estimates and estimate methodologies used in preparing our consolidated financial statements;

- the political environment and stability in the regions in which we or our subcontractors operate;

- the impact of economic downturns on us and our customers;

- our ability to defend our systems and our customer information from fraud and cyber-attack;

- our ability to prevent the use of fraudulent payment methods for our solutions;

- our ability to retain key employees and to attract qualified personnel;

- our ability to successfully implement our plans for reductions in workforce or otherwise achieve the anticipated cost reductions; and

- the impact of foreign currencies on our non-U.S. business as we expand our business internationally.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in the section entitled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date in this Annual Report on Form 10-K. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be significantly different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ significantly from those anticipated in these forward-looking statements, even if new information becomes available in the future.

ITEM 1.   BUSINESS

Overview

We are a leading provider of AI-driven cloud business communications, contact center, video and hybrid event solutions. We believe that our innovative solutions enable smarter interactions among customers and employees, turning conversations into meaningful insights that drive better business outcomes.

Our cloud-based business solutions are designed to be easy to use, providing a global user identity across multiple locations and devices, including smartphones, tablets, PCs and desk phones. Our solutions can be deployed rapidly and configured and managed easily. Our cloud-based solutions are location and device independent and better suited to address the needs of modern mobile and global enterprise workforces than are legacy on-premises systems. Through our open platform, we enable third-party developers and customers to develop integrations and workflows using our robust set of Application Programming Interfaces ("APIs") and software developers' kits ("SDKs").

For today's mobile and highly distributed workforce, RingCentral empowers people to connect from anywhere on any device, across any mode of communication. This gives today's workforce the ability to communicate more productively and seamlessly in ways that traditional on-premises systems do not support.

RingCentral offers a fully integrated business communications platform, which includes cloud private branch exchanges ("PBX"), cloud contact center, video meetings and webinars, and events. RingCentral is focused on embedding AI into our product portfolio, which we believe is a key product differentiator for the markets and customers we serve.

Our cloud communications and customer engagement solutions are based on our Message Video Phone (MVP) platform. This open platform enables seamless integration with third-party and custom software applications, helping improve business workflows, drive higher employee productivity and enhance better customer service. Our global delivery capabilities support the needs of multi-national enterprises in multiple countries.

Our multi-product portfolio includes:

•   RingCentral MVP, an AI-driven Unified Communications as a Service ("UCaaS") platform, which includes team messaging, video meetings, business SMS and a cloud phone system;

•   Contact Center as a Service ("CCaaS"), a set of cloud-based customer experience solutions that includes RingCentral Contact Center, and RingCX, a native omnichannel contact center with generative AI capabilities and conversation analytics launched in 2023;

•   RingCentral Video, our branded video meeting solution with team messaging that enables smart video meetings, rooms solutions, and webinars;

•   RingCentral Events, announced in November 2023 following the acquisition of Hopin Events and Session Platforms provides a robust set of features to host virtual, hybrid, and in-person events of all sizes and formats, spanning from single-session events to multi-day & multi-session conferences; and

•   RingSense, announced in March 2023, is an AI platform for enhanced business communications and revenue intelligence that helps organizations unlock powerful insights from conversation data. RingSense for Sales, the first offering in this portfolio, analyzes interactions among salespeople and their prospects to surface key insights and performance measures, helping increase sales efficiency.

We primarily generate revenues from the sale of subscriptions to our offerings. Our subscription plans have monthly, annual, or multi-year contractual terms. We believe that this flexibility in contract duration is important to meet the different needs of our customers. For the years ended December 31, 2023 and 2022, subscriptions revenues accounted for 90% or more of our total revenues. The remainder of our revenues has historically been primarily comprised of product revenues from the sale of pre-configured phones and professional services. We do not develop or manufacture physical phones and offer them as a convenience to our customers. We rely on third-party providers to develop and manufacture these devices and fulfillment partners to successfully serve our customers.

We continue to support our direct inside sales force while also developing indirect sales channels to market our brand and our subscription offerings. Our indirect sales channels who sell our solutions consist of:

•   Regional and global network of resellers and distributors;

•   Strategic partners who market and sell our MVP or other solutions, including co-branded solutions. Such partnerships include Alcatel-Lucent Enterprise ("ALE"), Amazon Web Services ("Amazon"), Atos SE ("Atos"), Avaya LLC ("Avaya"), and Mitel US Holdings, Inc. ("Mitel" or "Unify"); and

•   Global Service Providers including AT&T ("AT&T"), TELUS Communications Company ("TELUS"), BT Group plc ("BT"), Vodafone Group Services Limited ("Vodafone"), Deutsche Telekom ("DT"), Optus Networks Pty Ltd ("Optus") in Australia, 1&1 Versatel and Ecotel in Germany, MCM in Mexico, Frontier, Charter Communications and others.

Our principal executive offices are located in Belmont, California. Our principal address is 20 Davis Drive, Belmont, California 94002, and our primary website address is www.ringcentral.com. Information contained on, or that can be accessed through, our website, does not constitute part of this Annual Report on Form 10-K and inclusion of our website address in this Annual Report on Form 10-K is an inactive textual reference only.

"RingCentral" and other of our trademarks appearing in this report are our property. This report also contains trade names and trademarks of other companies. We do not intend our use or display of other companies' trade names or trademarks to imply an endorsement or sponsorship of us by such companies, or any relationship with any of these companies.

Our Solutions

Our AI-driven cloud-based business communications, collaboration, and customer engagement solutions function across multiple locations and devices, including smartphones, tablets, PCs and desk phones, allow for communication across multiple modes, including high-definition ("HD") voice, video, SMS, messaging and collaboration, conferencing, and fax. Our proprietary solutions enable a more productive and dynamic workforce and are architected using industry standards to meet

modern business communications and collaboration requirements, including workforce mobility, "bring-your-own" communications device environments and multiple communications methods.

Our solutions are delivered using a highly available, and rapidly and easily scalable infrastructure, allowing our customers to add new users regardless of where they are located within our service footprint and promote business continuity. Our solutions require little to no upfront infrastructure hardware costs or ongoing maintenance and upgrade costs commonly associated with on-premise systems and can be integrated with other existing communication systems.

We believe that our solutions go beyond the core functionality of existing on-premise communications solutions by providing additional key benefits that address the changing requirements of business to allow business communications using HD voice, video, SMS, messaging, collaboration, conferencing, and fax. The key benefits of our solutions include:

- *Location Independence.* Our cloud-based solutions are designed to be location independent. We seamlessly connect distributed and mobile users, enabling employees to communicate with a single identity whether working from a central location, a branch office, on the road, or at home.

- *Global.* Our core UCaaS capabilities support multinational enterprise workforces, connecting multinational workforces globally, while reducing the complexity and high costs of maintaining multiple legacy private branch exchanges ("PBX systems") with a single global cloud solution.

- *Generative AI.* We are focused on embedding AI capabilities into all of our products, providing our customers with an affordable way to benefit from advancements of this key technology. RingCentral has developed a set of unique AI models that deliver conversational speech analysis and emotional sentiment recognition, which allows the Company to deliver a set of enhanced features across its product portfolio.

- *Device Independence.* Our solutions are designed to work with a broad range of devices, including smartphones, tablets, PCs, and desk phones, enabling businesses to successfully implement a "bring-your-own" communications device strategy.

- *Instant Activation and Easy Account Management.* Our solutions are designed for rapid deployment and ease of management. Our intuitive graphical user interfaces allow administrators and users to set up and manage their business communications system with little or no IT expertise, training, or dedicated staffing.

- *Analytics.* Our solutions enable superior user experience and drive business decisions through a single, real-time intuitive interface with configurable, out-of-the-box KPIs and metrics for monitoring all users, calls, meetings, devices, numbers, and queues, along with call quality scores and parameters.

- *Scalability.* Our cloud-based solutions scale easily and efficiently with the growth of our customers. Customers can add users, regardless of their location, without having to purchase additional infrastructure hardware or software upgrades.

- *Lower Cost of Ownership.* We believe that our customers experience significantly lower cost of ownership compared to legacy on-premise systems. Using our cloud-based solutions, our customers can avoid the significant upfront costs of infrastructure hardware, software, ongoing maintenance and upgrade costs, and the need for dedicated and trained IT personnel to support these systems.

- *Seamless and Intuitive Integration with Other Applications.* Applications are proliferating within businesses of all sizes. Integration of these business applications with legacy on-premise systems is typically complex and expensive, which limits the ability of businesses to leverage cloud-based applications. Our platform provides seamless and intuitive integration with multiple popular cloud-based business applications such as Microsoft productivity and CRM tools, Google G-Suite, Salesforce CRM, Oracle, Okta, Zendesk, Box, and Workday, as well as line-of business applications.

- *Enterprise-grade Security and Compliance.* RingCentral emphasizes data security through a secure cloud platform demonstrated through numerous third-party attestations and certifications. These certifications and attestations highlight RingCentral's strong commitment to maintaining high standards of data security and regulatory compliance.

- *Mission Critical Reliability.* RingCentral has a long-standing industry-leading service level agreement (SLA) of 99.999% uptime offered in over 45+ countries. With over 15 geographically dispersed data centers and media points of presence, RingCentral provides a global infrastructure that ensures mission critical continuity for your organization.

We have a portfolio of cloud-based offerings that are subscription-based and made available at different monthly rates, varying by the specific functionalities, services, and number of users. We primarily generate revenues from the sale of subscriptions to our offerings, which include the following:

RingCentral MVP.   RingCentral MVP, our flagship solution, provides an AI-embedded experience for communication and collaboration across multiple modes, including HD voice, video, SMS, messaging and collaboration, conferencing, online meetings, and fax. RingCentral MVP offers a unified Message, Video, and Phone experience on our global platform. Customers can extend RingCentral MVP to support their multinational workforce in many countries around the world. This subscription is designed primarily for businesses that require a communications solution, regardless of location, type of device, expertise, size, or budget. Businesses are able to seamlessly connect users working in multiple office locations on smartphones, tablets, PCs and desk phones. The features, capabilities and price per user increase from Core to Ultra. The solution capabilities include high-definition voice, call management, mobile applications, business SMS and MMS, fax, team messaging and collaboration, audio/video/web conferencing capabilities, out-of-the-box integrations with other cloud-based business applications, and business analytics and reporting. Our platform also enables customers to create, develop, and deploy custom integrations using our APIs.

Key features of RingCentral MVP include:

- *AI-driven Cloud-Based Business Communications Solutions.*   We offer multi-user, multi-extension, AI-driven cloud-based business communications solutions that do not require installation, configuration, management, or maintenance of on-premise hardware and software. Our solutions are instantly activated and deliver a rich set of functionalities across multiple locations and devices.

- *Team Messaging and Collaboration.*   We offer team messaging and collaboration solutions which allow diverse teams to stay connected through multiple modes of communication. In addition to team messaging and communications, teams can share tasks, notes, group calendars, and files.

- *RingCentral Video ("RCV") and RingCentral Rooms.*   RingCentral Video leverages RingCentral's open platform to address the demand in work from anywhere by leveraging technologies to enable a fast, unified, open, and trusted video meetings experience. It includes a robust analytics platform that gives IT system administrators access to key performance indicators such as adoption, usage, and quality of service metrics. RCV is also integrated with business productivity applications such as Google Workspace, Salesforce, HubSpot, Microsoft 365, Slack, Theta Lake, and Zoho, among others. RingCentral Rooms and Rooms Connector bring a cloud web conferencing solution to meeting rooms and meeting spaces that have dedicated video conferencing equipment such as monitors, speakers, microphones, and cameras, and support for large meetings and webinars for a monthly per license add-on fee.

- *Mobile-Centric Approach.*   Our solution includes smartphone and tablet mobile applications that customers can use to set up and manage company, department, and user settings from anywhere. Our applications turn iOS and Android smartphones and tablets into business communication devices. Users can change their personal settings instantly and communicate via voice, text, team messaging and collaboration, HD video and web conferencing, and fax. RingCentral MVP installed on personal mobile devices are fully integrated into the customer's cloud-based communication solution, using the company's numbers, and displaying one of the company's caller ID for calls made through our mobile applications.

- *Easy Set-Up and Control.*   Our user interfaces provide a consistent user experience across smartphones, tablets, PCs, and desk phones, making it intuitive and easy for our customers to quickly discover and use our solution across devices. Among other capabilities, administrators can specify and modify company, department, user settings, auto-receptionist settings, call-handling, and routing rules, and add, change, and customize users and departments.

- *Flexible Call Routing.*   Our solution includes an auto-attendant to easily customize call routing for the entire company, departments, groups, or individual employees. It includes a robust suite of communication management options, including time of day, caller ID, call queuing, and sophisticated routing rules for complex call handling for the company, departments, groups, and individual employees.

- *Cloud-based Business Application Integrations.*   Our solution seamlessly integrates with other cloud-based business applications such as Salesforce CRM, Google Cloud, Box, Dropbox, Office365, Outlook, Oracle, Okta, Zendesk, Jira, Asana, and others. For example, our integration with Salesforce CRM brings up customer records immediately based on inbound caller IDs, resulting in increased productivity and efficiency. Our open platform is supported by APIs and software developers' kits ("SDKs") that allows developers to integrate our solution with leading business applications or with other custom applications to customize their own business workflows.

- ***RingCentral Global MVP.*** Our solution includes RingCentral Global MVP, a single global UCaaS solution designed for multinational enterprises that allows these companies to support distributed offices and employees globally with a single cloud solution. With RingCentral Global MVP, multinational enterprises can operate in other countries while also acting as one integrated business, with capabilities including local phone numbers, local caller ID, worldwide extension-to-extension dialing, and included minute bundles for international calling.

- ***RingCentral Cloud Connector.*** RingCentral Cloud Connector is a hybrid PBX solution where businesses can interconnect their on-premises PBX systems with RingCentral MVP. This allows for seamless internal employee dialing between on-premises PBX users and RingCentral cloud users. Previously, internal employee communication between both groups would be difficult to be connected, which caused increased overall telecommunications spend and IT complexities due to roaming charges and PSTN connectivity. Modern UCaaS providers like RingCentral changed that model and now include a hybrid PBX solution with offering.

- ***RingCentral Direct Connect.*** RingCentral Direct Connect is a service that allows enterprises to leverage their dedicated and secure connections to exchange data directly with the RingCentral cloud. Customers use their preferred network service provider to connect to the RingCentral cloud through a secure data exchange enabling lower latency, greater network reliability and availability, and added security.

- ***High-Volume SMS.*** High-Volume SMS is a service that enables businesses to send high-volume and commercial SMS messages and updates to their customers eliminating the need to purchase and program a separate number. Our service also provides access to message status, logs, store, and analytics for advanced insights and regulatory compliance.

- ***RingCentral Business Analytics.*** RingCentral offers a suite of add-on analytics that provide real-time information and customizable dashboards so that customers can better monitor their agents and business performance. These offerings include RingCentral Live Reports, RingCentral Business Analytics and RingCentral Business Analytics Pro.

- ***RingCentral for Microsoft Teams.*** RingCentral for Microsoft Teams is an embedded app for Microsoft Teams users, giving companies the ability to integrate RingCentral's cloud PBX capabilities directly into the Microsoft platform.

- ***RingCentral for Frontline Workers.*** RingCentral for Frontline Workers is an add-on or standalone product designed for essential workers or field staff to enhance employee- or company-owned mobile devices with walkie-talkie, voice, AI-powered video capabilities, team messaging, file sharing, and more.

- ***RingCentral Live Reports.*** RingCentral Live Reports is an add-on for RingCentral MVP customers to gather real-time information needed to maximize the performance with dashboards that contain information on agent utilization and overall customer experience.

- ***RingCentral Fax.*** RingCentral Fax provides online fax capabilities that allow businesses to send and receive fax documents without the need for a fax machine. RingCentral Fax capability is made available to all RingCentral MVP customers or as a stand-alone offering at monthly subscription rates that vary based on the desired number of pages and phone numbers allotted to the plan.

- ***RingCentral Overlay.*** RingCentral Overlay provides partners with the ability to retain existing calling capability and add on additional collaboration tools offered by RingCentral, such as messaging and video conferencing. Through our Global Service Providers unit, we make it easy for strategic partners to leverage the RingCentral platform to launch co-branded offerings.

RingCentral Contact Center and RingCX. RingCentral Contact Center is a collaborative contact center solution that delivers AI-driven omni-channel and workforce engagement solution with integrated RingCentral MVP. RingCentral Contact Center brings together the powerful integration of CCaaS which leverages technology from NICE inContact, Inc., along with RingCentral MVP, enabling an easy collaboration while delivering seamless omnichannel experiences across more than 30 digital and voice channels. In August 2023, we launched RingCX, our next generation, AI-driven contact center solution that delivers a complete native omnichannel experience.

RingCentral Video. RingCentral Video is a smart video meeting service, which includes our RCV video and team messaging capabilities. It is an easy-to-use solution that offers high quality and high availability video and audio conferencing, seamlessly integrated with team messaging, file sharing, contact, task, and calendar management. It includes pre-meeting, in-meeting, and post-meeting capabilities, and provides a completely integrated team collaboration capability. RingCentral Video is provided in two editions: Pro, which is a free service, and a paid Pro Plus subscription service which offers a higher number of meeting participants and additional video meeting and administrative management capabilities.

RingCentral Professional Services. Professional Services helps guide our customers through the many points of the cloud adoption lifecycle: consultation, UCaaS and CCaaS implementation, VoIP phone system adoption, configuring custom workflows, customer and user onboarding, ongoing support, advanced support, managed services, and more*.*

Segment Reporting

Our organizational structure is a single reportable segment. A discussion of the results of our operations is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, under Consolidated Financial Statements, which are incorporated herein by reference.

Our Customers

We have a diverse and growing customer base across a wide range of industries, including financial services, education, healthcare, legal services, real estate, retail, technology, insurance, construction, hospitality, and state and local government, among others. We seek to establish and maintain long-term relationships with our customers. We do not have significant customer concentration and no individual customer accounted for more than 10% of total revenue for the years ended December 31, 2023, 2022, and 2021. We believe that we will not have significant customer concentration in the future.

We sell our solutions to enterprise customers, and small and medium-sized businesses. We define a "customer" as a party that purchases or subscribes to our products and services directly or through our indirect sales channel, which includes resellers and distributors, strategic partners and global service providers. We continuously expand our solution offering globally and believe that there are additional growth opportunities in international markets.

Marketing, Sales and Support

We use a variety of marketing, sales, and support activities to generate and cultivate ongoing customer demand for our subscriptions, acquire new customers, and engage with our existing customers. We sell globally through both direct and indirect channels, which includes resellers and distributors, strategic partners and global service providers. We provide onboarding implementation services to help our customers set up and configure their newly purchased communications system, as well as ongoing self-service, phone support, online chat support, and training. We also closely track and monitor customer acquisition costs to assess how we are deploying our marketing, sales, and customer support spending.

- *Marketing.* Our marketing efforts include search engine marketing, search engine optimization, affiliates, list buys, shared leads, content leads, appointment setting, radio advertising, online display advertising, sports sponsorships, billboard advertising, tradeshows and events, and other forms of demand generation. We track and measure our marketing costs closely across all channels so that we can acquire customers in a cost-efficient manner.

- *Direct Sales.* We primarily sell our solutions and subscriptions through direct inbound and outbound sales efforts. We have direct sales representatives located in the U.S. and internationally.

- *Indirect Sales.* Our indirect sales channel consists of global and regional networks of resellers and distributors, strategic partners and global and regional service providers. Our indirect sales channels help broaden the adoption of our solutions and enable us to leverage the channel to sell our services as well as access their customer bases.

- *Customer Support and Services.* While our intuitive and easy-to-use user interface serves to reduce our customers' need for support and services, we provide online chat and phone customer support, as well as post-sale implementation support, as an option to help customers configure and use our solution. We track and measure our customer satisfaction and our support costs closely across all channels to provide a high level of customer service in a cost-efficient manner.

Research and Development

We believe that continued investment in research and development is critical to expanding our leadership position within the cloud-based business communications, collaboration, and contact center solutions market and is a key element of our culture. We devote the majority of our research and development resources to software development. Our engineering team has significant experience in various disciplines related to our platform, such as voice, video, events, text, team messaging and collaboration, mobile application development, IP networking and infrastructure, contact center, digital customer engagement, user experience, security, and robust multi-tenant cloud-based system architecture.

Our development methodology, in combination with our SaaS delivery model, allows us to provide new and enhanced capabilities on a regular basis. Based on feedback from our customers and prospects and our review of the broader business communications and SaaS markets, we continuously develop new functionality while maintaining and enhancing our existing solutions. We typically have multiple releases per year, where we constantly improve our solutions and introduce new capabilities and features to make our customers' workforce more productive and to build out the feature set required by larger and global enterprises.

As part of our strategy to expand our technological capabilities, we engage in strategic transactions from time to time. Such strategic acquisitions enable us to complement our technology and skill sets and expand our solution reach.

Technology and Operations

Our platforms are hosted both in private and public clouds. Our private clouds are built on a highly scalable and flexible infrastructure comprised of commercially available hardware and software components. Our public clouds are built on a scalable platform that allows us to leverage shared components and services, enabling us to rapidly develop new features and functionalities on our existing platform without re-architecting the infrastructure to achieve geographical redundancy and high availability. We believe that both hardware and software components of our platform can be replaced, upgraded or added with minimal or no interruption in service. The system is designed to have no single point-of-failure. We also utilize Amazon's public cloud services, and for the foreseeable future, we expect to increase our utilization of such services.

Our private cloud is served from multiple data centers and third-party co-location facilities located in several cities in the United States and throughout the world. Our data centers are designed to host mission-critical computer and communications systems with redundant, fault-tolerant subsystems, and compartmentalized security zones. We maintain a security program designed to ensure the security and integrity of customer data, protect against security threats or data breaches, and prevent unauthorized access to our customers' data. We limit access to on-demand servers and networks at our production and remote backup facilities.

Intellectual Property

We rely on a combination of patent, copyright, and trade secret laws in the U.S. and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on a number of registered and unregistered trademarks to protect our brand. In addition, we seek to protect our intellectual property rights by implementing a policy that requires our employees and independent contractors involved in the development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Our worldwide intellectual property portfolio includes over 450 issued patents, which expire between 2024 and 2041, and over 90 patent applications, pending examination in the U.S. and in foreign jurisdictions, all of which are related to U.S. applications. In general, our patents and patent applications apply to certain aspects of our SaaS and mobile applications and underlying communications infrastructure. We are also a party to various license agreements with third parties that typically grant us the right to use certain third-party technology in conjunction with our solutions and subscriptions. In the future, we may "prune" our patent portfolio by not continuing to renew some of our patents in some jurisdictions or may decide to divest some of our patents.

Competition

The market for business communications and collaboration solutions is very large, rapidly evolving, complex, fragmented and defined by changing technology, and customer needs. We expect competition to continue to increase in the future. We believe that the principal competitive factors in our market include:

- product features and capabilities;

- system reliability, availability, and performance;

- speed and ease of activation, setup, and configuration;

- ownership and control of the underlying technology;

- open platform;

- incumbency;

- integration with mobile devices;

- brand awareness and recognition;

- simplicity of the pricing model; and

- total cost of ownership.

We believe that we generally compete favorably on the basis of the factors listed above.

We face competition from a broad range of providers of business communications and collaboration solutions. Some of these competitors include:

- traditional on-premise, hardware business communications providers such as Alcatel-Lucent Enterprise, Avaya Inc., Cisco Systems, Inc., Mitel Networks Corporation, NEC Corporation, and Siemens Enterprise Networks, LLC, any of which may now or in the future also host their solutions through the cloud;

- software providers such as Microsoft Corporation and Cisco Systems, Inc. that generally license and/or host their software solutions, and their resellers including major global service providers and cable companies;

- established business communications providers that resell on-premise hardware, software, and hosted solutions, such as Comcast, COX, TMU, Orange, and others, all of whom currently have significantly greater resources than us and now or in the future also may develop and/or host their own or other solutions through the cloud;

- other cloud companies such as 8x8, Inc., Amazon.com, Inc., DialPad, Inc., GoTo, Microsoft Corporation, Nextiva, Inc., Twilio Inc., Vonage Holdings Corp. (acquired by Ericsson), and Zoom Video Communications, Inc.;

- video meeting and collaboration service providers such as Amazon.com, Inc., Apple Inc., Alphabet Inc. (Google G-Suite and Meet), Meta Platforms, Inc., Microsoft Teams, Slack Technologies, Inc. (acquired by Salesforce.com, Inc.), and Zoom Video Communications, Inc.;

- other technology companies such as Alphabet Inc. (Google Voice), Meta Platforms, Inc., Oracle Corporation, and Salesforce.com, Inc., any of which might launch its own cloud-based business communication services or acquire other cloud-based business communications companies in the future;

- providers of communications platform as a service solutions and messaging software platforms with APIs such as Twilio Inc., Vonage Holdings Corp. (acquired by Ericsson), and Slack Technologies, Inc. (acquired by Salesforce.com, Inc.), on which customers can build diverse solutions by integrating cloud communications into business applications;

- contact center and customer relationship management providers such as Amazon.com, Inc., Alvaria, Inc., Avaya Inc., Five9, Inc., NICE InContact (including LiveVox Holdings, Inc.), Genesys Telecommunications Laboratories, Inc., Serenova, LLC (acquired by Enghouse Systems Ltd.), Talkdesk, Inc., Vonage Holdings Corp. (acquired by Ericsson), Salesforce.com, Inc., Twilio Inc., and Zoom Video Communications, Inc.; and

- digital engagement vendors such as eGain Corporation, LivePerson, Inc., among others named above that may offer similar features.

Employees and Human Capital

We believe that our culture and our workforce are critically important to our success. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. We continuously invest in our global workforce by seeking to create a diverse, inclusive, and safe work environment where our employees can learn, innovate, and deliver their best. We are committed to being inclusive to enable our workforce and customers to succeed.

We invest in developing our talent and creating a superior employee experience. We believe that a highly engaged workforce will continue to drive RingCentral's competitive advantage as an innovative company and will also keep RingCentral as an employer of choice. We believe that our approach to talent development and innovation enables our team members to grow in their current positions and build new skills. We provide learning courses across a broad range of categories such as leadership, inclusion and diversity, technical and compliance, among others. We have periodic employee surveys that allow employees to voice their perceptions of the Company and their work experience.

Our diversity and inclusion initiatives honor the unique background, identity and perspectives of each individual in our organization and we are committed to the success of our workforce and customers. We continue to drive key initiatives in talent acquisition and talent management to focus on increasing the representation of women and underrepresented groups in our global workforce. We received recognition for our initiatives in the area of diversity, equity and inclusiveness, wherein the Company was recognized as one of the "Best Company for Diversity" by Comparably in 2023. We encourage and support employee resource groups like our LGBTQ+ group, Black employees group and Pan-Asian group, among others. We continue to look for ways to further expand our efforts in the area of diversity, equity and inclusion.

We face competition for highly skilled and technical workforce with experience in our industry and locations where we maintain offices. We strive to provide competitive pay, benefits, and services to attract and retain our employees. Our equity and cash incentive plans are designed to attract, retain and reward employees, in order to increase stockholder value and to enable the success of our Company by motivating such individuals to perform to the best of their abilities and share in the value creation process. We also provide access to a variety of flexible health and wellness programs to our employees.

As of December 31, 2023, we had 4,084 full-time employees located in 16 countries. As of December 31, 2023, approximately 47% of our full-time employees were located outside of the United States. Our geographic diversification enhances our ability to retain and attract highly skilled talent, have an employee base across the globe to be closer to our customers, as well as manage our headcount costs.

In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. For instance, our employees in France are covered by the Syntec Collective Bargaining Agreement. We are not subject to any other collective bargaining agreements. We believe that our employee relations are good, and we have never experienced any work stoppages.

Regulatory

As a provider of communication services over the Internet, we are subject to regulation in the U.S. by the FCC. Some of these regulatory obligations include contributing to the Federal Universal Service Fund, Telecommunications Relay Service Fund, and federal programs related to phone number administration; providing access to E-911 services; protecting customer information; complying with caller ID authentication and anti-robocall measures; and porting phone numbers upon a valid customer request. We are also required to pay state and local 911 fees and contribute to state universal service funds in those states that assess interconnected Voice over Internet Protocol ("VoIP") services. In addition, we have certified a wholly owned subsidiary as a competitive local exchange carrier in thirty states and the District of Columbia, and registered as an IP-enabled Service Provider in an additional eleven states. This subsidiary, RCLEC, is subject to the same FCC regulations applicable to telecommunications companies, as well as regulation by the public utility commissions in states where the subsidiary provides services. Specific regulations vary on a state-by-state basis, but generally include the requirement for our subsidiary to register or seek certification to provide its services, to file and update tariffs setting forth the terms, conditions and prices for our intrastate services and to comply with various reporting, record-keeping, surcharge collection, and consumer protection requirements.

As we have expanded internationally, we have become subject to laws and regulations in the countries in which we offer our subscriptions. Regulatory treatment of communications services over the Internet outside the U.S. varies from country to country, and may be more onerous than imposed on our subscriptions in the U.S. In the United Kingdom, for example, our subscriptions are regulated by Ofcom, which, among other things, requires electronic communications services providers such as our company to provide all users access to both 112 (EU-mandated) and 999 (U.K.-mandated) emergency service numbers at no charge. Similarly, in Canada, our subscriptions are regulated by the CRTC, which, among other things, imposes requirements like those in the U.S. related to the provision of E-911 services, in all areas of Canada where the wireline incumbent carrier offers such 911 services. Over the course of 2023, many countries across Europe implemented the EU Electronic Communications Code, clarifying and updating obligations on PSTN-connected voice service providers as well as imposing new requirements on number-independent services such as videoconferencing and team messaging. Additionally, the French regulatory agency, ARCEP, has made major changes to its telephone numbering plan that went into effect in January 2023, allowing for greater nomadic use of services like ours, and prohibiting the sub-assignment of phone numbers to resellers,

requiring each provider to obtain numbers directly from ARCEP. Our regulatory obligations in foreign jurisdictions could have a material adverse effect on the use of our subscriptions in international locations.

In the course of providing our services, we collect, store, and process many types of data, including personal data. Moreover, our customers can use our subscriptions to store contact and other personal or identifying information, and to process, transmit, receive, store, and retrieve a variety of communications and messages, including information about their own customers and other contacts. Customers are able, and may be authorized under certain circumstances, to use our subscriptions to transmit, receive, and/or store personal information.

There are a number of federal, state, local, and foreign laws and regulations, such as the European Union's General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act ("CCPA"), and the California Privacy Rights Act ("CPRA"), which extended the CCPA, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Privacy Act and the Utah Consumer Privacy Act, as well as contractual obligations and industry standards, that provide for certain obligations and restrictions with respect to data privacy and security, and the collection, storage, retention, protection, use, processing, transmission, sharing, disclosure, and protection of personal information and other customer data. We expect that with the expansion of our Global MVP solution and sales of our services into new countries, we will become subject to additional data privacy regulations in other countries throughout the world. The scope of these obligations and restrictions is changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other rules, and their status remains uncertain.

As Internet commerce and communication technologies continue to evolve, thereby increasing online service providers' and network users' capacity to collect, store, retain, protect, use, process, and transmit large volumes of personal information, increasingly restrictive regulation by federal, state, or foreign agencies becomes more likely.

Regulations that do not directly apply to our business, but which do apply to our customers and partners, can also impact our business. As we expand our business, addressing customer and partner requirements in new jurisdictions and new verticals often requires investment on our part to address regulations that apply to our customers. Globally, these regulations continue to be introduced and to change over time. Such regulations can impact our ability to offer services to various customer segments, and our cost to deliver our services.

See the section entitled "Risk Factors" for more information.

Available Information

We make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, free of charge on our website (ir.ringcentral.com), as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission, or the "SEC". In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

We announce material information to the public about our company, our solutions and services and other matters through a variety of means, including our website (www.ringcentral.com), the investor relations section of our website (ir.ringcentral.com), press releases, filings with the SEC, and public conference calls, in order to achieve broad, non-exclusionary distribution of information to the public. We encourage investors and others to review the information we make public in these locations, as such information could be deemed to be material information. Please note that this list may be updated from time to time.

ITEM 1A. RISK FACTORS

This Report contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the risk factors set forth below. The risks and uncertainties described in this Report are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also affect our business. See the section entitled "Special Note Regarding Forward-Looking Statements" of this Annual Report on Form 10-K for a discussion of the forward-looking statements that are qualified by these risk factors. If any of these known or unknown risks or uncertainties actually occurs and have a material adverse effect on us, our business, financial condition and results of operations could be seriously harmed.

Summary Risk Factors

An investment in our Class A Common Stock involves a high degree of risk, and the following is a summary of key risk factors when considering an investment. This is only a summary. You should read this summary together with the more detailed description of each risk factor contained in the subheadings further below and other risks.

- We have incurred significant losses and negative cash flows in the past and anticipate continuing to incur losses for at least the foreseeable future, and we may therefore not be able to achieve or sustain profitability in the future.

- Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet or to exceed the expectations of research analysts or investors, which could cause our stock price to fluctuate.

- We rely on third parties, including third parties in countries outside the U.S., primarily in Georgia and the Philippines for a significant portion of our software development, quality assurance, operations, and customer support.

- Global economic conditions may harm our industry, business and results of operations, including the effects of the ongoing war between Russia and Ukraine and related international sanctions against Russia, the ongoing war between Israel and Hamas, and relations between the United States and China.

- Our historically rapid growth and the quickly changing markets in which we operate make it difficult to evaluate our current business and future prospects, which may increase the risk of investing in our stock.

- Our future operating results will rely in part upon the successful execution of our relationships with our strategic partners and global service providers, including Avaya, Amazon, Atos, ALE, Mitel (Unify), Charter Communications, Vodafone, DT, Optus, and other partners and resellers, some or all of which may not be successful.

- We face intense competition in our markets and may lack sufficient financial or other resources to compete successfully.

- We rely and may in the future rely significantly on our strategic partners, agents, brokers, resellers, and global service providers to sell our subscriptions; our failure to effectively develop, manage, and maintain our indirect sales channels could materially and adversely affect our revenues.

- To deliver our subscriptions, we rely on third parties for our network connectivity and for certain of the features in our subscriptions.

- Interruptions or delays in service from our third-party data center hosting facilities, co-location facilities and other third-party providers could impair the delivery of our subscriptions, require us to issue credits or pay penalties and harm our business.

- Failures in Internet infrastructure or interference with broadband access could cause current or potential users to believe that our systems are unreliable, possibly leading our customers to switch to our competitors or to avoid using our subscriptions.

- A security incident, such as a cyber-attack, information security breach or denial of service event could delay or interrupt service to our customers, harm our reputation or business, impact our subscriptions, and subject us to significant liability.

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- We depend largely on the continued services of our senior management and other highly-skilled employees, and if we are unable to hire, retain, manage and motivate our employees, we may not be able to grow effectively and our business, results of operations and financial condition could be adversely affected.

- Increased customer turnover, or costs we incur to retain and upsell our customers, could materially and adversely affect our financial performance.

- If we are unable to attract new customers to our subscriptions or upsell to those customers on a cost-effective basis, our business will be materially and adversely affected.

- Our Credit Agreement imposes operating and financial restrictions on us.

- Servicing our debt, including the Notes, may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay all of our indebtedness.

- The Senior Notes Indenture contains restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest.

- For as long as the dual class structure of our common stock as contained in our charter documents is in effect, voting control will be concentrated with a limited number of stockholders that held our stock prior to our initial public offering, including primarily our founders and their affiliates, and limiting other stockholders' ability to influence corporate matters.

- Our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to the rights of, our common stockholders, which could adversely affect our liquidity and financial condition.

Risks Related to Our Business and Our Industry

We have incurred significant losses and negative cash flows in the past and anticipate continuing to incur losses for at least the foreseeable future, and we may therefore not be able to achieve or sustain profitability in the future.

We have incurred substantial net losses since our inception. We have historically spent considerable amounts of time and money to develop new business communications solutions and enhanced versions of our existing business communications solutions to position us for future growth. Additionally, we have incurred substantial losses and expended significant resources upfront to market, promote and sell our solutions and expect to continue to do so in the future. We also expect to continue to invest for future growth, including for advertising, customer acquisition, technology infrastructure, storage capacity, services development and international expansion. In addition, as a public company, we incur significant accounting, legal, and other expenses.

We expect to continue to incur losses for at least the foreseeable future and will have to generate and sustain increased revenues to achieve future profitability. Achieving profitability will require us to increase revenues, manage our cost structure, and avoid significant liabilities. Revenue growth has slowed and in the future, revenues may decline, or we may incur significant losses in the future for a number of possible reasons, including general macroeconomic conditions, increasing competition (including competitive pricing pressures), a decrease in customer demand or the growth of the markets in which we compete, in particular the UCaaS, CCaaS and SaaS markets, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, service delivery, and quality problems and other unknown factors that may result in losses in future periods, such as our previous write-down charges relating to our strategic partnership with Avaya. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and our stock price could be volatile or decline.

Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet or to exceed the expectations of research analysts or investors, which could cause our stock price to fluctuate.

Our quarterly and annual results of operations have varied historically from period to period, and we expect that they will continue to fluctuate due to a variety of factors, many of which are outside of our control, including:

- our ability to expand and retain existing customers, resellers, partners, and global service providers, and expand our existing customers' user base, and attract new customers;

- our ability to realize the benefits of our existing strategic partnerships and other strategic relationships that we may enter into in the future;

- our ability to introduce new solutions, including both solutions that we develop or license, and solutions we purchase for resale from third parties;

- the actions of our competitors, including pricing changes or the introduction of new solutions;

- our ability to effectively manage our growth;

- our ability to successfully penetrate the market for larger businesses;

- our ability to upsell our customers to our existing and new products and services;

- our ability to limit and manage downsell and churn;

- our dependency on third-party vendors of hardware, software and services that we resell to our customers;

- the mix of monthly, annual and multi-year subscriptions at any given time;

- the timing, cost, and effectiveness of our advertising and marketing efforts;

- the timing, operating cost, and capital expenditures related to the operation, maintenance and expansion of our business;

- our ability to successfully and timely execute on, integrate, and realize the benefits of any acquisition, investment, strategic partnership, or other strategic transaction or partnership we may make or undertake;

- service outages or actual or perceived information security breaches or incidents and any related impact on our reputation;

- our ability to accurately forecast revenues and appropriately plan our expenses;

- our ability to realize our deferred tax assets;

- costs associated with defending and resolving intellectual property infringement and other claims;

- changes in tax laws, regulations, or accounting rules;

- the retention of our senior management and other key employees, their ability to execute on our business plan and the loss of services of senior management or other key employees, whether in the past or in the future;

- the timing and cost of developing or acquiring technologies, services or businesses, and our ability to successfully manage any such acquisitions;

- our ability to execute our operating plans successfully while reducing costs and optimizing operating margin;

- our ability to generate and grow our non-GAAP adjusted, unlevered free cash flow;

- the impact of foreign currencies on our business as we continue to expand our business internationally; and

- the impact of worldwide economic, political, industry, and market conditions, including the effects of the ongoing war between Russia and Ukraine and related international sanctions against Russia, the ongoing war between Israel and Hamas, and U.S.-China relations.

Any one of the factors above, or the cumulative effect of some or all of the factors referred to above, may result in significant fluctuations in our quarterly and annual results of operations. This variability and unpredictability could result in our failure to meet our publicly announced guidance or the expectations of securities analysts or investors for any period, which could cause our stock price to decline. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenues trends. Accordingly, in the event of revenue shortfalls, we may not be able to mitigate the negative impact on net income (loss) and margins in the short term. If we fail to meet or exceed the expectations of research analysts or investors, the market price of our shares could fall substantially, and we could face costly lawsuits, including securities class-action suits.

We rely on third parties, including third parties in countries outside the U.S., primarily in Georgia and the Philippines for a significant portion of our software development, quality assurance, operations, and customer support.

We currently depend on various third parties for some of our software development efforts, quality assurance, operations, and customer support services, including third parties in countries outside the U.S. Specifically, we have outsourced some of our software development and design, quality assurance, and operations activities to third-party contractors that have employees and consultants in Tbilisi, Georgia. In addition, we outsource a portion of our customer support, inside sales, network operation control functions, and general and administrative activities to third-party contractors located in Manila, the Philippines. Our dependence on third-party contractors, including those in countries outside the U.S., creates a number of risks, in particular, the risk that we may not maintain service quality, control, or effective management with respect to these business operations.

We also rely on purchased or leased hardware and software licensed from third parties in order to offer our subscriptions, and in some cases, we integrate third-party licensed software components into our platform. Any errors or defects in third-party hardware or software could result in errors or a failure of our subscriptions which could harm our business.

We anticipate that we will continue to depend on our third-party relationships in order to grow our business for the foreseeable future. If we are unsuccessful in maintaining existing and, if needed, establishing new relationships with third parties, our ability to efficiently operate existing services or develop new services and provide adequate customer support could be impaired, and, as a result, our competitive position or our results of operations could suffer.

A portion of our software development, quality assurance, and network operations workforce is located in Ukraine and Israel, where there are armed conflicts.

In the past, we depended on third-party partners in Russia and Ukraine for software development, quality assurance and operations. Following Russia's invasion of Ukraine, our former third-party partner in Russia ceased its operations and a substantial proportion of its affected personnel relocated to other countries such as Georgia, Spain, and Bulgaria. We are working with our third-party contractor in Ukraine and in Georgia to relocate their personnel to Spain, Bulgaria, and other countries; and we have had to further relocate and in the future may need to relocate some of these personnel to still other countries; however, we cannot assure you that we can permanently relocate them in a cost effective manner, or at all. In addition, we have discontinued our partner operations in Ukraine, which has disrupted our development efforts and our release of new features. We have incurred, and may in the future further incur, increased costs associated with managing or assisting in relocating our partners' personnel or engaging with alternative third-party contractors or hiring employees outside of Russia and Ukraine, which could negatively impact our operating results and financial condition.

We also have engineering operations located in Israel, which continues to be affected by the war between Israel and Hamas. This ongoing and evolving conflict, as well as the war between Russia and Ukraine, could create or heighten global security concerns, increase the risk of cyber-attacks, and have a lasting impact on regional and global economies, all of which could have a material adverse effect on our business, financial condition and results of operations.

Global economic conditions may harm our industry, business and results of operations, including the effects of the ongoing war between Russia and Ukraine and related international sanctions against Russia, the ongoing war between Israel and Hamas, and relations between the United States and China.

We operate globally and, as a result, our business, revenues and profitability are impacted by global macroeconomic conditions. The success of our activities is affected by general economic and market conditions, including, among others, inflation rate fluctuations, interest rates, supply chain constraints, lower consumer confidence, volatile equity capital markets, tax rates, economic uncertainty, political instability, changes in laws, instability in the banking and financial system, and trade barriers and sanctions. Recently, inflation and interest rates in the U.S. have risen to levels not seen in several years, which has increased and may continue to increase our operating costs. In addition, such economic volatility could adversely affect our business, financial condition, results of operations and cash flows, and future market disruptions could negatively impact us. Further, any U.S. federal government shutdown resulting from failing to pass budget appropriations, adopt continuing funding resolutions, and other budgetary decisions limiting or delaying government spending, may negatively impact U.S. or global economic conditions, including corporate and consumer spending, and liquidity of capital markets. Unfavorable economic conditions could increase our operating costs and, because our typical contracts with customers lock in our price for a few years such that we are generally unable to make corresponding increases in contract pricing, our profitability could be negatively affected. Geopolitical destabilization could impact global currency exchange rates, supply chains, trade and movement of resources, the price of commodities such as energy, as well as demand for our products and services, which may adversely affect the technology spending of our customers and potential customers. Geopolitical conflicts, including the effects of the ongoing war between Russia and Ukraine and related international sanctions against Russia, the ongoing war between Israel and Hamas, and U.S.-China relations, are heightening these risks.

Some of our international agreements provide for payment denominated in local currencies, and the majority of our local costs are denominated in local currencies. Fluctuations in the value of the U.S. dollar versus foreign currencies may impact our operating results when translated into U.S. dollars. Thus, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound Sterling, Bulgarian Lev, Chinese Yuan, Indian Rupee, and Canadian Dollar, and may be adversely affected in the future due to changes in foreign currency exchange rates. While we have limited currency exchange exposure to the Georgian, Israeli, and Philippine currencies, we expect exchange rates with respect to these and other currencies to continue to be more volatile than previously normal as a result of the ongoing armed conflict in Israel and other regions. Certain changes in exchange rates have and may continue to negatively affect our revenues, expenses, and other operating results as expressed in U.S. dollars in the future.

Our historically rapid growth and the quickly changing markets in which we operate make it difficult to evaluate our current business and future prospects, which may increase the risk of investing in our stock.

We have grown rapidly since 2009, when we introduced RingCentral MVP, our flagship product. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing markets. If our assumptions regarding these uncertainties are incorrect or change in reaction to changes in our markets, or if we do not manage or address these risks successfully, our results of operations could differ materially from our expectations, and our business could suffer.

Growth may place significant demands on our management and our infrastructure.

We continue to experience growth in our business. This growth has placed and may continue to place significant demands on our management, organizational structure, and our operational and financial infrastructure, particularly as we try to become more profitable and financially and operationally efficient. As our operations grow in size, scope, and complexity, we may need to increase our sales and marketing efforts and may add additional sales and marketing personnel in various regions worldwide and improve and upgrade our systems and infrastructure to attract, service, and retain an increasing number of customers. For example, we expect the volume of simultaneous calls to increase significantly as our customer base grows. Our network hardware and software may not be able to accommodate this additional simultaneous call volume. The expansion of our systems and infrastructure could require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase our cost base.

Continued growth could also strain our ability to maintain reliable service levels for our customers, resellers, partners, and global service providers, develop and improve our operational, financial and management controls, enhance our billing and reporting systems and procedures, and recruit, train and retain highly skilled personnel. In addition, our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. We may also experience difficulties in managing improvements to our systems, processes, and controls or in connection with third-party software licensed to help us with such improvements. Any future growth, particularly further international expansion and the transition to a multi-product company, could add complexity to our organization, require effective communication and coordination throughout our organization, and result in additional costs. For example, such expansion may require us to set up regional and country governance models to manage our operations in certain countries, which may result in incremental general and administrative expenses. To manage any future growth effectively, we must continue to improve and expand our information technology and financial, operating, security and administrative systems and controls, and our business continuity and disaster recovery plans and processes. Additionally, our productivity and the quality of our solutions and services may be adversely affected if we do not integrate and train our new employees quickly and effectively. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, results of operations and financial condition could be materially and adversely affected.

Our future operating results will rely in part upon the successful execution of our relationships with our strategic partners and global service providers, including Avaya, Amazon, Atos, ALE, Mitel (Unify), Charter Communications, Vodafone, DT, Optus, and other partners and resellers, some or all of which may not be successful.

A strategic partnership between two independent businesses is a complex, costly, and time-consuming process that requires significant management attention and resources. Realizing the benefits of our partnerships, particularly our relationships with our strategic partners and global service providers, including Avaya, Atos, ALE, Mitel (Unify), Charter Communications, Vodafone, DT, and Optus, will depend on a variety of factors, including our ability to work with our strategic partners to develop, market and sell our MVP and co-branded solutions, such as Avaya Cloud Office by RingCentral ("ACO"), and our other offerings. Setting up and maintaining the operations and processes of these strategic relationships may cause us to

incur significant costs and disrupt our business. The failure to successfully, effectively, and timely implement and operate our strategic relationships could harm our ability to realize the anticipated benefits of one or more of these partnerships and could adversely affect our results of operations. In addition, our ability to successfully operate our strategic partnerships relies on partner performance, which can be affected by financial conditions, insolvency, corporate restructures, divestiture, changes in management, changes in control, and other changes affecting our partners' business operations. For example, Mitel recently announced that it has completed the acquisition of Unify from Atos. We expect to continue our partnership with Unify as part of Mitel. Although we do not expect this acquisition to impact our partner programs, we cannot assure you that this would be the case.

We face intense competition in our markets and may lack sufficient financial or other resources to compete successfully.

The cloud-based business communications and collaboration solutions industry is competitive, and we expect competition to increase in the future. We face intense competition from other providers of business communications and collaboration systems and solutions.

Our competitors include traditional on-premises, hardware business communications providers such as ALE, Avaya, Cisco Systems, Mitel, NEC Corporation, Siemens Enterprise Networks, LLC, their resellers, agents and others, as well as companies such as Microsoft Corporation and Cisco Systems, Inc., and their resellers that license their software. In addition, certain of our global service providers and strategic partners, such as AT&T, BT, TELUS, Vodafone, DT, Amazon, Avaya, Atos, ALE, and Mitel (Unify) market and sell our solutions, but they are also competitors for business communications services, selling and marketing their own solutions as well as, in some cases, other third-party solutions. Some of these companies may have significantly greater resources than us and currently, or may in the future, develop and/or host their own solutions through the cloud. Such competitors may not be successful in or cease marketing and selling our solutions to their customers and may ultimately be able to transition some or all of those customers onto their competing solutions, which could materially and adversely affect our revenues and growth. We also face competition from other companies and established communications providers that resell on-premises hardware, software, cloud and hosted solutions, such as 8x8, Inc., Amazon.com, Inc., Dialpad, Inc., LogMeIn, Inc, Microsoft Corporation, Nextiva, Inc., Twilio Inc., Vonage Holdings Corp., and Zoom Video Communications, Inc., which has introduced a voice solution. Established communications providers, such as AT&T, Verizon Communications Inc., T-Mobile, and Comcast Corporation in the U.S., TELUS and others in Canada, Telefonica Spain, DT, and BT, Vodafone Group plc, and others in the U.K., that resell on-premises hardware, software, and hosted solutions, compete with us in business communications and currently, or may in the future, develop and/or host their own cloud solutions. We may also face competition from other large Internet companies, such as Alphabet Inc. (Google Voice), Meta Platforms, Inc., Oracle Corporation, and Salesforce.com, Inc., any of which might launch its own cloud-based business communications services or acquire other cloud-based business communications companies in the future. We also compete against providers of communications platform as a service solutions and messaging software platforms with APIs such as Twilio Inc., and Slack Technologies, Inc. (acquired by Salesforce, Inc.), on which customers can build diverse solutions by integrating cloud communications into business applications. We face competition with respect to this solution from contact center and customer relationship management providers such as Amazon.com, Inc., Avaya, Five9, Inc., NICE InContact (including LiveVox Holdings, Inc.), Genesys Telecommunications Laboratories, Inc., Talkdesk, Inc., Vonage Holdings Corp., Salesforce.com, Inc., and Twilio Inc. We also face competition from digital engagement vendors such as eGain Corporation, LivePerson, Inc., among others named above that may offer similar features.

Many of our current and potential competitors have longer operating histories, significantly greater resources and name recognition, more diversified offerings, international presence, and larger customer bases than we have. As a result, these competitors may have greater credibility with our existing and potential customers and may be better able to withstand an extended period of downward pricing pressure. In addition, certain of our competitors have partnered with, or been acquired by, and may in the future partner with or acquire, other competitors to offer services, leveraging their collective competitive positions, which makes it more difficult to compete with them and could significantly and adversely affect our results of operations. Demand for our platform is also sensitive to price. Many factors, including our marketing, user acquisition and technology costs, and our current and future competitors' pricing and marketing strategies, can significantly affect our pricing strategies. Our competitors may be able to adopt more aggressive pricing policies and promotions and devote greater resources to the development, promotion and sale of their services than we can to ours. Some of these service providers have in the past and may choose in the future to sacrifice revenues in order to gain market share by offering their services at lower prices or for free, or offering alternative pricing models, such as "freemium" pricing, in which a basic offering is provided for free with advanced features provided for a fee, on the services they offer. Our competitors may also offer bundled service arrangements offering a more complete service offering, despite the technical merits or advantages of our subscriptions. Competition could result in a decrease to our prices, slow our growth, increase our customer turnover, reduce our sales, or decrease our market share.

We rely and may in the future rely significantly on our strategic partners, agents, brokers, resellers, and global service providers to sell our subscriptions; our failure to effectively develop, manage, and maintain our indirect sales channels could materially and adversely affect our revenues.

Our future success depends on our continued ability to establish and maintain a network of channel relationships. A substantial portion of our revenues is derived from our network of sales agents, brokers, and resellers, which we refer to collectively as channel partners, many of which sell or may in the future decide to sell their own business communications services or business communications services from other providers. Governmental regulators and contractual restrictions with telecom carriers may also restrict the ability of our channel partners and resellers to resell our products and services in some countries. We generally do not have long-term contracts with these channel partners, and the loss of or reduction in sales through these third parties could materially reduce our revenues. Our competitors may in some cases be effective in causing our current or potential channel partners to favor their services or prevent or reduce sales of our subscriptions. Furthermore, while some of our strategic partners and global service providers, such as AT&T, BT, TELUS, Vodafone, DT, Avaya, Atos, ALE, and Mitel (Unify) also sell and market our solutions on an exclusive or non-exclusive basis, they may also sell and market competing business communications. Some of these companies have significantly greater resources than us and currently, or may in the future, develop and/or host their own or third-party cloud solutions. Such competitors may cease marketing or selling our solutions to their customers and may ultimately be able to transition some or all of those customers onto their competing solutions, which could materially and adversely affect our revenues and growth.

We have also entered into certain agreements with our strategic partners and global service providers to sell and market certain of our solutions. However, there can be no guarantee that our strategic partners, global service providers and/or any of their respective channel partners will be successful in marketing or selling our solutions or that they will not cease marketing or selling our solutions in the future. In addition, from time to time, we have had disagreements with certain of our strategic partners. Further, certain partners have failed in the past, and may fail in the future, to meet their minimum contractual seat and/or revenue commitments, including recoupment of advance payments. The Company has in the past, and may in the future, renegotiate the terms of its strategic partnership agreements, including converting strategic partners from exclusive to non-exclusive partners.

In addition, we are in the process of transforming generally our channel partner go-to-market strategy, with increasing enablement of a resale/wholesale model, which requires significant changes to our systems and processes. These system and process changes could result in longer time to implement our strategy which could have an impact on our revenue.

If our strategic partners and global service providers and/or any of their respective channel partners are not successful in marketing and selling our solutions or cease to market and sell our solutions, our revenues and growth could be significantly and adversely affected. If we fail to maintain relationships with our channel partners, global service providers and strategic partners or fail to develop new and expanded relationships in existing or new markets, or if our networks of indirect channel relationships are not successful in their sales efforts, sales of our subscriptions may decrease and our operating results would suffer. In addition, we may not be successful in managing, training, and providing appropriate incentives to our existing resellers and other channel partners, global service providers and strategic partners, and they may not be able to commit adequate resources in order to successfully sell our solutions.

To deliver our subscriptions, we rely on third parties for our network connectivity and for certain of the features in our subscriptions.

We currently use the infrastructure of third-party network service providers, including Lumen Technologies, Inc. and Bandwidth.com, Inc. in North America and several others internationally, to deliver our subscriptions over their networks. Our third-party network service providers provide access to their Internet protocol ("IP") networks and public switched telephone networks, and provide call termination and origination services, including 911 emergency calling in the U.S. and equivalent services internationally, and local number portability for our customers. We expect that we will continue to rely heavily on third-party network service providers to provide these subscriptions for the foreseeable future.

Through our wholly-owned local exchange carrier subsidiary, RCLEC, Inc. ("RCLEC"), we also obtain certain connectivity and network services directly from incumbent local exchange carriers ("ILECS") and from other competitive local exchange carriers ("CLECs") in certain geographic markets at lower prices than we pay for such services through third-party network service providers. However, RCLEC also uses the infrastructure of third-party network service providers to deliver its services and the ILECs may favor themselves and their affiliates and may not provide network services to us at lower prices than we could obtain through third-party CLECs, or at all. If we are unable to continue to reduce our pricing as a result of obtaining network services through our subsidiary, we may be forced to rely on other third-party network service providers and

be unable to effectively lower our cost of service. Historically, our reliance on third-party networks has reduced our operating flexibility and ability to make timely service changes and control quality of service, and we expect that this will continue for the foreseeable future. If any of these network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis or at reasonable levels of quality and security, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to another third-party network service provider, if one is available, could have a material adverse effect on our business and results of operations.

In addition, we currently use and may in the future continue to use third-party service providers to deliver certain features of our subscriptions. For example, although we introduced our own video and web conferencing solution in April 2020 and have migrated many of our customers to RingCentral Video, there are still several existing customers who continue to use Zoom Video Communications, Inc. for HD video and web conferencing and screen sharing features, Bandwidth.com for texting capabilities, and NICE inContact, Inc. for contact center capabilities. In the future, we may not continue to have long-term contracts with any or all of these third-party providers. In the same way, our customers may from time to time require that we resell them third-party software, hardware and services that we do not regularly offer. Therefore, in some instances, we are required to obtain these software, hardware and services from third-party providers. Any of these service providers could elect or attempt to stop providing us with access to their services or our contracts with these third-party providers may terminate, expire, or be breached. If any of these service providers ceases to provide us with their services, fails to provide these services to us on a cost-effective basis or at reasonable levels of quality and security, ceases operations, or otherwise terminates or discontinues these services, the delay caused by qualifying and switching to another third-party service provider, if one is available, or building a proprietary replacement solution could have a material adverse effect on our business and results of operations. Furthermore, we are no longer offering or selling RingCentral Meetings to new customers and are instead offering our own RingCentral Video solution, and, in light of our settlement with Zoom, we believe that we will be able to migrate all or substantially all of our customers to RingCentral Video. Nevertheless, it is possible that not all existing customers will migrate to RingCentral Video. Therefore, our inability to offer and sell RingCentral Meetings, or to successfully transfer existing customers to our own solution, may cause some prospective customers not to purchase our services and/or existing customers not to renew their contracts for our services or to renew for a fewer number of seats.

Relatedly, U.S. mobile carriers are now requiring businesses using SMS on over-the-top providers, including all Communications Platform as a Service ("CPaaS") and UCaaS providers, such as RingCentral, to register with The Campaign Registry ("TCR"), to ensure text messages are compliant with wireless carrier guidelines, as well as to reduce spam. These new rules affect our customers, and we have built integrations with TCR to facilitate those registrations for our customers. TCR registration and related vetting can be cumbersome and costly and may cause customer churn, especially for SMB customers that have more limited person-to-person SMS needs. In the future, customers who are not registered with TCR may not be able to send or receive SMS using our service. Additionally, SMS aggregators and wireless carriers sometimes block legitimate SMS traffic without prior notice, which may negatively impact our customers.

Finally, if problems occur with any of these third-party network or service providers, it may cause errors or poor call quality in our subscriptions, and we could encounter difficulty identifying the source of the problem. The occurrence of errors or poor call quality in our subscriptions, whether caused by our systems or a third-party network or service provider, may result in the loss of our existing customers, delay or loss of market acceptance of our subscriptions, termination of our relationships and agreements with our channel partners, strategic partners, or global service providers, or liability for failure to meet service level agreements which may require us to issue service credits or pay damages, and may seriously harm our business and results of operations.

We rely on third-party software that may be difficult to replace or which could cause errors or failures of our subscriptions.

We rely on software licensed from certain third parties in order to offer our solutions. In some cases, we integrate third-party licensed software components into our platform. This software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this software could significantly increase our expenses and otherwise result in delays in the provisioning of our solutions until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated. Any errors or defects in third-party software could result in errors or a failure of our solutions, which could harm our business.

Interruptions or delays in service from our third-party data center hosting facilities, co-location facilities and other third-party providers could impair the delivery of our subscriptions, require us to issue credits or pay penalties and harm our business.

We currently serve our North American customers from geographically disparate data center hosting facilities in North America, where we lease space from Equinix, Inc., and other providers, and we serve our European customers from third-party data center hosting facilities in Europe. We also use third-party co-location facilities located in various international regions to serve our customers in these regions. Certain of our solutions are hosted by third-party data center facilities including Amazon Web Services, Inc. ("AWS"), NICE inContact, Inc., and Google Cloud Platform. In addition, RCLEC uses third-party co-location facilities to provide us with network services at several locations. Damage to, or failure of, these facilities, the communications network providers with whom we or they contract, or with the systems by which our communications providers allocate capacity among their customers, including us, or software errors, have in the past and could in the future result in interruptions in our services. Additionally, in connection with the addition of new data centers or expansion or consolidation of our existing data center facilities, we may move or transfer our data and our customers' data to other data centers. Despite precautions that we take during this process, any unsuccessful data transfers may impair or cause disruptions in the delivery of our subscriptions. Interruptions in our subscriptions may reduce our revenues, may require us to issue credits or pay penalties, subject us to claims and litigation, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new and retain existing customers. Our ability to attract and retain customers depends on our ability to provide customers with a highly reliable subscription and even minor interruptions in our subscriptions could harm our brand and reputation and have a material adverse effect on our business.

As part of our current disaster recovery arrangements, our North American and European infrastructure and our North American and European customers' data is currently replicated in near real-time at data center facilities in the U.S. and Europe, respectively. We do not control the operation of these facilities or of our other data center facilities or RCLEC's co-location facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They may also be subject to human error or to break-ins, sabotage, acts of vandalism, and similar misconduct.

Despite precautions taken at these facilities, the occurrence of a natural disaster, public health crisis or pandemic, human error, cybersecurity incident, including ransomware or denial-of-service attack, an act of terrorism or other unanticipated problems at these facilities could result in lengthy interruptions in our subscriptions. Even with the disaster recovery arrangements in place, our subscriptions could be interrupted.

We may also be required to transfer our servers to new data center facilities in the event that we are unable to renew our leases on acceptable terms, if at all, or the owners of the facilities decide to close their facilities, and we may incur significant costs and possible subscription interruption in connection with doing so. In addition, any financial difficulties, such as bankruptcy or foreclosure, faced by our third-party data center operators, or any of the service providers with which we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our increasing needs for capacity, our ability to grow our business could be materially and adversely impacted.

Failures in Internet infrastructure or interference with broadband access could cause current or potential users to believe that our systems are unreliable, possibly leading our customers to switch to our competitors or to avoid using our subscriptions.

Unlike traditional communications services, our subscriptions depend on our customers' high-speed broadband access to the Internet. Increasing numbers of users and increasing bandwidth requirements may degrade the performance of our services and applications due to capacity constraints and other Internet infrastructure limitations. As our customer base grows and their usage of our services increases, we will be required to make additional investments in network capacity to maintain adequate data transmission speeds, the availability of which may be limited, or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers' usage increases, our network may be unable to achieve or maintain sufficiently high reliability or performance. In addition, if Internet access service providers have outages or deteriorations in their quality of service, our customers will not have access to our subscriptions or may experience a decrease in the quality of our services. Frequent or persistent interruptions could cause current or potential users to believe that our systems or services are unreliable, leading them to switch to our competitors or to avoid our subscriptions, and could permanently harm our reputation and brands.

In addition, users who access our subscriptions and applications through mobile devices, such as smartphones and tablets, must have a high-speed connection, such as Wi-Fi®, 4G, 5G, or LTE, to use our services and applications. Currently, this access is provided by companies that have significant and increasing market power in the broadband and Internet access marketplace, including incumbent phone companies, cable companies, and wireless companies. Some of these providers offer solutions and subscriptions that directly compete with our own offerings, which can potentially give them a competitive advantage. Also, these providers could take measures that degrade, disrupt or increase the cost of user access to third-party services, including our offerings, by restricting or prohibiting the use of their infrastructure to support or facilitate third-party services or by charging increased fees to third parties or the users of third-party services, any of which would make our subscriptions less attractive to users, and reduce our revenues.

Interruptions in our services caused by undetected errors, failures, or bugs in our services could harm our reputation, result in significant costs to us, and impair our ability to sell our subscriptions.

Our services may have errors or defects that customers identify after they begin using them that could result in unanticipated interruptions of service. Internet-based services frequently contain undetected errors and bugs when first introduced or when new versions or enhancements are released. While the substantial majority of our customers are small and medium-sized businesses, the use of our services in complicated, large-scale network environments may increase our exposure to undetected errors, failures, or bugs in our services. Although we test our services to detect and correct errors and defects before their general release, we have, from time to time, experienced significant interruptions in our services as a result of such errors or defects and may experience future interruptions of service if we fail to detect and correct these errors and defects. The costs incurred in correcting such defects or errors may be substantial and could harm our results of operations. In addition, we rely on hardware purchased or leased and software licensed from third parties to offer our services.

Any defects in, or unavailability of, our or third-party software or hardware that cause interruptions of our services could, among other things:

- cause a reduction in revenues or a delay in market acceptance of our services;

- require us to pay penalties or issue credits or refunds to our customers, channel partners, strategic partners, or global service providers, or expose us to claims for damages;

- cause us to lose existing customers and make it more difficult to attract new customers;

- divert our development resources or require us to make extensive changes to our software, which would increase our expenses and slow innovation;

- increase our technical support costs; and

- harm our reputation and brand.

A security incident, such as a cyber-attack, information security breach or denial of service event could delay or interrupt service to our customers, harm our reputation or business, impact our subscriptions, and subject us to significant liability.

Our operations depend on our ability to protect our production and corporate information technology services from interruption or damage from cyber-attacks, denial-of-service events, unauthorized entry, insider threats, rogue employees or contractors, computer malware or other security incidents, including events beyond our control. Although we require our employees to undertake privacy and cybersecurity training, we have from time to time, been subject to communications fraud and cyber-attacks by malicious actors, and denial of service events, and we may be subject to similar attacks in the future, particularly as the frequency and sophistication of cyber-attacks increases. For example, an increase in cyber-attack activity, such as ransomware and phishing attacks, has been observed in connection with of the war between Russia and Ukraine. We cannot assure you that our backup systems, regular data backups, security controls and other procedures currently in place, or that may be in place in the future, will be adequate to prevent significant damage, system failure, service outages, data breach, data loss, unauthorized access, loss of use, interruption, or increased charges from our technology vendors.

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Also, our services are web-based. The amount of data we store for our customers and users increases as our business grows. We host services, which includes hosting customer data, both in co-located data centers and in multiple public cloud services. Our solutions allow users to store files, tasks, calendar events, messages and other data indefinitely on our services or as may be directed by our customers, although we have begun instituting in our customer agreements a provision that customer content and certain other customer data will be deleted upon termination of the agreements. We also maintain sensitive data related to our technology and business, and that of our employees, strategic partners, global service providers, channel partners, and customers, including intellectual property, proprietary business information and personally identifiable information (also called personal data) on our own systems and in multiple vendors' cloud services. As a result of maintaining larger volumes of data and user files and/or as a result of our continued movement up market, or movement into new customer segments and acquisition of larger and more recognized customers, we may become more of a target for hackers, nation states and other malicious actors.

In addition, we use third-party vendors who, in some cases, have access to our data and our employees', partners', and customers' data. We employ layered security measures and have a means of working with third parties who report vulnerabilities to us. Despite the implementation of security measures by us or our vendors, our computing devices, infrastructure, or networks, or our vendors' computing devices, infrastructure, or networks have in the past, and may in the future, be vulnerable to hackers, computer viruses, worms, ransomware, other malicious software programs, employee theft or misuse, phishing, denial-of-service attacks, or similar disruptive problems that are caused by or through a security weakness or vulnerability in our or our vendors' infrastructure, network, or business practices or our or our vendors' customers, employees, business partners, consultants, or other Internet users who attempt to invade our or our vendors' corporate and personal computers, tablets, mobile devices, software, data networks, or voice networks. Security weaknesses or vulnerabilities in our, our vendors', or our customers' infrastructure, networks, or business practices that are successfully targeted could lead to increased costs, liability claims, including contractual liability claims relating to security obligations in agreements with our partners and our customers, fines, claims, investigations and other proceedings, reduced revenue, or harm to our reputation or competitive position. In addition, even if not targeted, in strengthening our security controls or in remediating security vulnerabilities, we could incur increased costs and capital expenditures.

We have implemented remote working protocols and offer work-issued devices to certain employees, but the actions of employees while working remotely may have a greater effect on the security of our infrastructure, networks, and the information, including personally identifiable information, we process, including for example by increasing the risk of compromise to systems or data arising from employees' combined personal and private use of devices, accessing our networks or information using wireless networks that we do not control, or the ability to transmit or store company-controlled information outside of our secured network. Although many of these risks are not unique to the remote working environment, they have been heightened by the dramatic increase in the numbers of our employees who have been and are continuing to work from home since the onset of the COVID-19 pandemic. We also allow a substantial number of our employees that are designated "remote" who primarily work from home, and "hybrid" who work from home several days per quarter, although we may change our work from home/return-to-office policy in the future. Our employees' or third parties' intentional, unintentional, or inadvertent actions may increase our vulnerability or expose us to security threats, such as ransomware, other malware and phishing attacks, and we may remain responsible for unauthorized access to, loss, alteration, destruction, acquisition, disclosure or other processing of information we or our vendors, business partners, or consultants process or otherwise maintain, even if the security measures used to protect such information comply with applicable laws, regulations and other actual or asserted obligations. Additionally, due to political uncertainty and military actions and related activities associated with the war between Russia and Ukraine and the war between Israel and Hamas, we and our vendors, business partners, and consultants are vulnerable to heightened risks of cyber-attacks from nation-state actors or their affiliated entities, including attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services. Also, cyber-attacks, including on the supply chain (including our software supply chain), continue to increase in frequency and magnitude, and we cannot provide assurances that our preventative efforts, or those of our suppliers, will be successful.

We rely on encryption and authentication technology to ensure secure transmission of and access to confidential information, including customer credit card numbers, debit card numbers, direct debit information, customer communications, and files uploaded by our customers. Advances in computer capabilities, new discoveries in the field of cryptography, discovery of software bugs or vulnerabilities, discovery of hardware bugs or vulnerabilities, social engineering activities, or other developments may result in a compromise or breach of the technology we use to protect our data and our customer data, or of the data itself. We also have incorporated AI-powered features into our solutions and may continue to incorporate additional AI features and technologies into our solutions in the future. Our use of AI features and technologies may create additional cybersecurity risks or increase cybersecurity risks, including risks of security breaches and incidents. Further, AI technologies may be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents.

Additionally, third parties have attempted in the past, and may attempt in the future, to induce domestic and international employees, consultants, or customers into disclosing sensitive information, such as usernames, provisioning data, customer proprietary network information ("CPNI") or other information in order to gain access to our customers' user accounts or data, or to our data. CPNI includes information such as the phone numbers called by a customer, the frequency, duration, and timing of such calls, and any services purchased by the consumer, such as call waiting, call forwarding, and caller ID, in addition to other information that may appear on a customer's bill. Third parties may also attempt to induce employees, consultants, or customers into disclosing information regarding our and our customers' intellectual property, personal data and other confidential business information. In addition, the techniques used to obtain unauthorized access, to perform hacking, phishing and social engineering, or to sabotage systems change and evolve frequently and may not be recognized until launched against a target, may be new and previously unknown or little-known, or may not be detected or understood until well after such actions are conducted. We may be unable to anticipate these techniques or to implement adequate preventative measures, and any security breach or other incident may take longer than expected to remediate or otherwise address. Any system failure or security breach or incident that causes interruptions or data loss in our operations or in the computer systems of our customers or leads to the misappropriation of our or our customers' confidential or personal information could result in significant liability to us, loss of our intellectual property, cause our subscriptions to be perceived as not being secure, cause considerable harm to us and our reputation (including requiring notification to customers, regulators, or the media), and deter current and potential customers from using our subscriptions. Any of these events could have a material adverse effect on our business, results of operations, and financial condition.

It is critical to our business that our sensitive information and that of our employees', strategic partners', global service providers', channel partners' and customers' remains secure and that our customers perceive that this information is secure. An information security incident could result in unauthorized access to, loss of, or unauthorized disclosure of such information. A cybersecurity breach or incident could expose us to litigation, indemnity obligations, government investigations, contractual liability, and other possible liabilities. Additionally, a cyber-attack or other information security incident, whether actual or perceived, could result in negative publicity, which could harm our reputation and reduce our customers' confidence in the effectiveness of our solutions, which could materially and adversely affect our business and operating results. A breach of our security systems could also expose us to increased costs, including remediation costs, disruption of operations, or increased cybersecurity protection costs, that may have a material adverse effect on our business. In addition, a cybersecurity breach or incident of our customers' systems can also result in exposure of their authentication credentials, unauthorized access to their accounts, exposure of their account information and data (including CPNI), and fraudulent calls on their accounts, which can subsequently have similar actual or perceived impacts to us as described above. A cybersecurity breach or incident of our partners' or vendors' systems can result in similar actual or perceived impacts.

While we maintain cybersecurity insurance, our insurance may be insufficient to cover all liabilities incurred by privacy or security incidents. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that an insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Laws, regulations, and enforcement actions relating to security and privacy of information continue to evolve. For example, with respect to security, the SEC recently adopted cybersecurity risk management and disclosure rules, which require the disclosure of information pertaining to cybersecurity incidents and cybersecurity risk management, strategy, and governance. Additionally, we are closely monitoring the development of rules and guidance that may apply to us, including, for example, pursuant to the Cyber Incident Reporting for Critical Infrastructure Act of 2022. We have incurred and expect to continue to incur significant expenses to prevent security incidents. Determining whether a cybersecurity incident is notifiable or reportable may not be straightforward and may be costly and could lead to negative publicity, loss of customer or partner confidence in the effectiveness of our security measures, diversion of management's attention, governmental investigations, and the expenditure of significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. It is possible that, in order to support changes to applicable laws and to support our expansion of sales into new geographic areas or into new industry segments, we will need to change or enhance our cybersecurity systems, which may make it more expensive to operate in certain jurisdictions and may also increase the risk of our non-compliance with such changing laws and regulations.

Potential problems with our information systems could interfere with our business and operations.

We rely on our information systems and those of third parties for processing customer orders, distribution of our subscriptions, billing our customers, processing credit card transactions, customer relationship management, supporting financial planning and analysis, accounting functions and financial statement preparation, and otherwise running our business. Information systems may experience interruptions, including interruptions of related services from third-party providers, which may be beyond our control. Such business interruptions could cause us to fail to meet customer requirements. All information systems, both internal and external, are potentially vulnerable to damage or interruption from a variety of sources, including without limitation, computer viruses, security breaches and incidents, energy blackouts, natural disasters, terrorism, war, telecommunication failures, employee or other theft, and third-party provider failures. In addition, since telecommunications billing is inherently complex and requires highly sophisticated information systems to administer, our internally developed billing system may experience errors or we may improperly operate the system, which could result in the system incorrectly calculating the fees owed by our customers for our subscriptions or related taxes and administrative fees. Any such errors in our customer billing could harm our reputation and cause us to violate truth in billing laws and regulations. Our current internally developed billing system requires us to process an increasing number of invoices manually, which could result in billing errors. Any errors or disruption in our information systems and those of the third parties upon which we rely could have a significant impact on our business. In addition, we may implement further and enhanced information systems in the future to meet the demands resulting from our growth and to provide additional capabilities and functionality. The implementation of new systems and enhancements is frequently disruptive to the underlying business of an enterprise, and can be time-consuming and expensive, increase management responsibilities, and divert management attention.

We depend largely on the continued services of our senior management and other highly-skilled employees, and if we are unable to hire, retain, manage and motivate our employees, we may not be able to grow effectively and our business, results of operations and financial condition could be adversely affected.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan, and to identify and pursue opportunities and services innovations. The loss of services of senior management or other key employees, whether in the past or in the future, could significantly delay or prevent the achievement of our business, financial, developmental and strategic objectives. In particular, we depend to a considerable degree on the vision, skills, experience, and effort of our co-founder, Chairman and Chief Executive Officer, Vladimir Shmunis, who has provided our strategic direction for over 20 years and has built and maintained what we believe is an attractive workplace culture. Mr. Shmunis previously stepped down from his role as Chairman and Chief Executive Officer and transitioned to Executive Chairman of the company during the third quarter of 2023. In the fourth quarter of 2023, he returned to his role as Chairman and Chief Executive Officer. Any future changes resulting from the hiring or departure of executives, could disrupt our business and could impact our ability to preserve our culture, which could negatively affect our ability to recruit and retain personnel. None of our executive officers or other senior management personnel is bound by a written employment agreement and any of them may therefore terminate employment with us at any time with no advance notice. The replacement of any current or future senior management personnel could involve significant time and costs, and any such loss could significantly delay or prevent the achievement of our business objectives.

Our future success also depends on our ability to continue to attract and retain highly skilled personnel. Despite many recent layoffs in the technology industry and at the company, we believe that there is, and will continue to be, intense competition for highly skilled technical and other personnel with experience in our industry in the San Francisco Bay Area, where our headquarters is located, in Denver, Colorado, where a significant portion of our U.S. sales and customer support office and our network operations center is located, and in other locations where we maintain offices, and in some or all of the other locations where we have employees. In addition, changes to U.S. immigration policies, particularly to H-1B and other visa programs, and restrictions on travel could restrain the flow of technical and professional talent into the U.S. and may inhibit our ability to hire qualified personnel. Similar risks exist with respect to immigration regulations in other countries where we operate, may operate in the future or have employees or contractors. We must provide competitive compensation packages and a high-quality work environment to hire, retain, and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing, and sale of existing and new subscriptions, which could have a material adverse effect on our business, financial condition, and results of operations. To the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. Volatility in, or lack of performance of, our stock price may also affect our ability to attract and retain key personnel.

Increased customer turnover, or costs we incur to retain and upsell our customers, could materially and adversely affect our financial performance.

Although we have entered into long-term subscription contracts with larger customers, those customers with month to month contracts with us may terminate their subscriptions at any time without penalty or early termination charges. We cannot accurately predict the rate of customer terminations or average monthly subscription cancellations or failures to renew, which we refer to as turnover. Our customers with subscription agreements have no obligation to renew their subscriptions for our service after the expiration of their initial subscription period, which is typically between one and three years. In the event that these customers do renew their subscriptions, they may choose to renew for fewer users, shorter contract lengths, or for a less expensive subscription plan or edition. We cannot predict the renewal rates or types for customers that have entered into subscription contracts with us.

Customer turnover, as well as reductions in the number of users or pricing tier(s) for which a customer subscribes, each could have a significant impact on our results of operations, as does the cost we incur in our efforts to retain our customers and encourage them to upgrade their subscriptions and increase their number of users. Our turnover rate could increase in the future if customers are not satisfied with our services, including third-party services and products that we integrate or sell as separate items to our customers, the value proposition of our services, the customer support we provide, or our ability to otherwise meet their needs and expectations. Turnover and reductions in the number of users for whom a customer subscribes may also increase due to factors beyond our control, including the failure or unwillingness of customers to pay their monthly subscription fees due to financial constraints and the impact of a slowing economy. In addition, the impact of the global economic conditions, including concerns about heightened inflation and an associated economic downturn, and instability in the banking and financial system, could cause financial hardship for our customers, decrease technology spending, materially and negatively impact our customers' willingness to enter into or renew subscriptions with us, cause our customers to seek a decrease in the number of users or solutions for which they subscribe, or impact our ability to collect in a timely manner monies due from the customer. For example, to address customer hardships, we may work with customers to provide greater flexibility to manage challenges they are facing, but we cannot be assured that they will not reduce their number of users or terminate their subscriptions altogether. Due to turnover and reductions in the number of users for whom a customer subscribes, we must acquire new customers, or acquire new users within our existing customer base, on an ongoing basis simply to maintain our existing level of customers and revenues. If a significant number of customers terminate, reduce, or fail to renew their subscriptions, or do not pay their subscription fees, we may be required to incur significantly higher marketing and/or sales expenditures than we currently anticipate in order to increase the number of new customers or to upsell existing customers, and such additional marketing and/or sales expenditures could harm our business and results of operations.

Our future success also depends in part on our ability to sell additional subscriptions and additional functionalities to our current customers. Any increase in the costs necessary to upgrade, expand and retain existing customers could materially and adversely affect our financial performance. If our efforts to convince customers to add users and, in the future, to purchase additional functionalities are not successful, our business may suffer. In addition, such increased costs could cause us to increase our subscription rates, which could increase our turnover rate.

If we are unable to attract new customers to our subscriptions or upsell to those customers on a cost-effective basis, our business will be materially and adversely affected.

In order to grow our business, we must continue to attract new customers, retain existing customers, and expand the number of users in, and services provided to, our existing customer base on a cost-effective basis. We use and periodically adjust the mix of advertising and marketing programs to promote our services. Significant increases in the pricing of one or more of our advertising channels would increase our advertising costs or may cause us to choose less expensive and perhaps less effective channels to promote our services. As we add to or change the mix of our advertising and marketing strategies, we may need to expand into channels with significantly higher costs than our current programs, which could materially and adversely affect our results of operations. In addition, a global slowdown of economic activity may disrupt our sales channels and our ability to attract new customers, which may require us to adjust our advertising and marketing programs or make further investments in these programs. We will incur advertising and marketing expenses in advance of when we anticipate recognizing any revenues generated by such expenses, and we may fail to otherwise experience an increase in revenues or brand awareness as a result of such expenditures. We have made in the past, and may make in the future, significant expenditures and investments in new advertising campaigns, and we cannot assure you that any such investments will lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective advertising programs, our ability to attract new customers could be materially and adversely affected, our advertising and marketing expenses could increase substantially, and our results of operations may suffer.

Some of our potential customers learn about us through leading search engines, such as Google, Yahoo!, and Microsoft Bing. While we employ search engine optimization and search engine marketing strategies, our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors' search engine optimization efforts are more successful than ours, or if search engine companies restrict or prohibit us from using their services, fewer potential customers may click through to our website. In addition, the cost of purchased listings has increased in the past and may increase in the future. A decrease in website traffic or an increase in search costs could materially and adversely affect our customer acquisition efforts and our results of operations.

A significant portion of our revenues today come from small and medium-sized businesses, which may have fewer financial resources to weather an economic downturn.

A significant portion of our revenues today come from small and medium-sized businesses. These customers may be materially and adversely affected by economic downturns to a greater extent than larger, more established businesses. These businesses typically have more limited financial resources, including capital-borrowing capacity, than larger entities. Any economic downturn could decrease technology spending and the number of employees of small and medium sized businesses in ways that adversely affect demand for our offerings, could increase churn or down-sell and harm our business and results of operations. As the majority of our customers pay for our subscriptions through credit and debit cards, weakness in certain segments of the credit markets and in the U.S. and global economies has resulted in and may in the future result in increased numbers of rejected credit and debit card payments, which could materially affect our business by increasing customer cancellations and impacting our ability to engage new small and medium-sized customers. If small and medium-sized businesses experience financial hardship as a result of a weak economy, industry consolidation or for any other reason, the overall demand for our subscriptions could be materially and adversely affected.

We face significant risks in our strategy to target medium-sized and larger businesses for sales of our subscriptions and, if we do not manage these efforts effectively, our business and results of operations could be materially and adversely affected.

As we continue to target more of our sales efforts to medium-sized and larger businesses, we expect to incur higher costs and longer sales cycles and we may be less effective at predicting when we will complete these sales. In these market segments, the decision to purchase our subscriptions generally requires the approval of more technical personnel and management levels within a potential customer's organization, and therefore, these types of sales require us to invest more time educating these potential customers about the benefits of our subscriptions. In addition, larger customers may demand more features, integration services, customization, more complex contract negotiations, and may require highly skilled sales and support personnel. Our investment in marketing our subscriptions to these potential customers may not be successful, which could significantly and adversely affect our results of operations and our overall ability to grow our customer base. Furthermore, many medium-sized and larger businesses that we target for sales may already purchase business communications solutions from our larger competitors or, due to economic conditions or otherwise, reduce their technology spending or reduce the number of new employees for whom they purchase our solutions or reduce the number of existing employees using our solution (i.e., down-sell). As a result of these factors, these sales opportunities may require us to devote greater research and development resources and sales support to individual customers, and invest in hiring and retaining highly skilled personnel, resulting in increased costs and could likely lengthen our typical sales cycle, which could strain our sales and support resources. Moreover, these larger transactions may require us to delay recognizing the associated revenues we derive from these customers until any technical or implementation requirements have been met.

Support for smartphones and tablets are an integral part of our solutions. If we are unable to develop robust mobile applications that operate on mobile platforms that our customers use, our business and results of operations could be materially and adversely affected.

Our solutions allow our customers to use and manage our cloud-based business communications solution on smart devices. As new smart devices and operating systems are released, we may encounter difficulties supporting these devices and services, and we may need to devote significant resources to the creation, support, and maintenance of our mobile applications. In addition, if we experience difficulties in the future integrating our mobile applications into smart devices or if problems arise with our relationships with providers of mobile operating systems, such as those of Apple Inc. or Alphabet Inc., our future growth and our results of operations could suffer.

If we are unable to develop, license, or acquire new services or applications on a timely and cost-effective basis, our business, financial condition, and results of operations may be materially and adversely affected.

The cloud-based business communications industry is characterized by rapid development of and changes in customer requirements, frequent introductions of new and enhanced services, and continuing and rapid technological advancement. We cannot predict the effect of technological changes or the introduction of new, disruptive technologies on our business, and the market for cloud-based business communications may develop more slowly than we anticipate, or develop in a manner different than we expect, and our solutions could fail to achieve market acceptance. Our continued growth depends on continued use of voice and video communications by businesses, as compared to email and other data-based methods, and future demand for and adoption of Internet voice and video communications systems and services. In addition, to compete successfully, we must anticipate and adapt to technological changes and evolving industry standards, and continue to design, develop, manufacture, and sell new and enhanced services that provide increasingly higher levels of performance and reliability. As we develop, acquire, and introduce new services and technologies, including those that incorporate AI and machine learning, such as RingSense, we may be subject to new or heightened legal, ethical, and other challenges. Currently, we derive a majority of our revenues from subscriptions to RingCentral MVP, and we expect this will continue for the foreseeable future. However, our future success may also depend on our ability to introduce and sell new services, features, and functionality that enhance or are beyond the subscriptions we currently offer, as well as to improve usability and support and increase customer satisfaction. Our failure to develop solutions that satisfy customer preferences in a timely and cost-effective manner may harm our ability to renew our subscriptions with existing customers and create or increase demand for our subscriptions and may materially and adversely impact our results of operations.

The introduction of new services by competitors or the development of entirely new technologies to replace existing offerings could make our solutions outdated, obsolete or adversely affect our business and results of operations. Announcements of future releases and new services and technologies by our competitors or us could cause customers to defer purchases of our existing subscriptions, which also could have a material adverse effect on our business, financial condition or results of operations. We may experience difficulties with software development, operations, design, or marketing that could delay or prevent our development, introduction, or implementation of new or enhanced services and applications. We have in the past experienced delays in the planned release dates of new features and upgrades and have discovered defects in new services and applications after their introduction. We cannot assure you that new features or upgrades will be released according to schedule, or that, when released, they will not contain defects or bugs. Either of these situations could result in adverse publicity, loss of revenues, delay in market acceptance, or claims by customers brought against us, all of which could harm our reputation, business, results of operations, and financial condition. Moreover, the development of new or enhanced services or applications may require substantial investment, and we must continue to invest a significant amount of resources in our research and development efforts to develop these services and applications to remain competitive. We do not know whether these investments will be successful. If customers do not widely adopt any new or enhanced services and applications, we may not be able to realize a return on our investment. If we are unable to develop, license, or acquire new or enhanced services and applications on a timely and cost-effective basis, or if such new or enhanced services and applications do not achieve market acceptance, our business, financial condition, and results of operations may be materially and adversely affected.

The AI technology and features incorporated into our solutions include new and evolving technologies that may present both legal and business risks.

We have incorporated a number of AI-powered features, including RingSense, into our solutions and are making investments in expanding our AI capabilities. AI technologies are complex and rapidly evolving, and we face significant competition from other companies as well as an evolving legal and regulatory landscape. The successful integration of new and emerging AI technologies, such as generative AI, automated speech recognition (ASR), text-to-speech (TTS) and natural language processing (NLP) into our platforms and solutions will require additional investment, and the development of new approaches and processes, which will be costly and increase our expenses.

Further, the incorporation of AI-powered features into our solutions will subject us to new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could harm our business, reputation, financial condition or results of operations. Intellectual property ownership and license rights, including copyright, surrounding AI technologies have not been fully addressed by federal or state laws or by U.S. courts, and the manner in which we configure and use AI technologies may expose us to claims of copyright infringement or other intellectual property misappropriation. It is possible that new laws and regulations will be adopted in the United States and in other countries, or that existing laws and regulations will be interpreted in ways that would affect the operation of our solution and the way in which we use AI. In addition, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could harm our business, reputation, financial condition and results of operations.

Relatedly, large language models, or LLMs, can generate written content which contains bias, factual errors, misrepresentations, offensive language, or inappropriate statements. While we attempt to use LLMs in a way that mitigates these risks, there is no guarantee that we will be successful and these risks could harm our business, reputation, financial condition and results of operations.

In addition, the use of AI involves significant technical complexity and requires specialized expertise, and competition for specialized personnel in the AI industry is intense. Any disruption or failure in our AI systems or infrastructure could result in delays or errors in our operations, which could harm our business, reputation, financial condition and results of operations.

The use of AI by our workforce may present risks to our business.

Our workforce is exposed to and uses AI technologies for certain tasks related to our business. We have guidelines and policies specifically directed at the use of AI tools in the workplace. Nevertheless, the use of these AI tools, whether authorized or unauthorized, by our workforce, poses potential risks relating to the protection of data, including cybersecurity risk, exposure of our proprietary confidential information to unauthorized recipients, and the misuse of our or third-party intellectual property. Use of AI technology by our workforce, even when used consistent with our guidelines, may result in allegations or claims against us related to violation of third-party intellectual property rights, unauthorized access to or use of proprietary information, and failure to comply with open source software requirements. In addition, our employees use AI tools for various design and engineering tasks such as writing code and building content, and these AI technology tools may produce inaccurate responses that could lead to errors in our decision-making, solution development or other business activities, which could have a negative impact on our business, operating results and financial condition. Our ability to mitigate these risks will depend on our continued effective training, monitoring and enforcement of appropriate policies, guidelines and procedures governing the use of AI technology, and compliance by our workforce.

If we fail to continue to develop our brand or our reputation is harmed, our business may suffer.

We believe that continuing to strengthen our current brand will be critical to achieving widespread acceptance of our subscriptions and will require continued focus on active marketing efforts. The demand for and cost of online and traditional advertising have been increasing and may continue to increase. Accordingly, we may need to increase our investment in, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building our brand. In addition, if we do not handle customer complaints effectively, our brand and reputation may suffer, we may lose our customers' confidence, and they may choose to terminate, reduce or not to renew their subscriptions. Many of our customers also participate in social media and online blogs about Internet-based software solutions, including our subscriptions, and our success depends in part on our ability to minimize negative and generate positive customer feedback through such online channels where existing and potential customers seek and share information. If we fail to sufficiently invest in, promote and maintain our brand, our business could be materially and adversely affected.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

Most of our customers authorize us to bill their credit card accounts directly for service fees that we charge. If customers pay for our subscriptions with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which are referred to in the industry as chargebacks, from the credit card companies from claims that a customer did not authorize the specific credit card transaction to purchase our subscription. If the number of chargebacks becomes excessive, we could be assessed substantial fines or be charged higher transaction fees, and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant and/or service provider standards, including data protection standards, required to utilize their services from time to time. We have established and implemented measures intended to comply with the Payment Card Industry Data Security Standard ("PCI DSS"). If we fail to maintain compliance with such standards or fail to meet new standards, the credit card associations could fine us or terminate their agreements with us, and we would be unable to accept credit cards as payment for our subscriptions. If we fail to maintain compliance with current service provider standards, such as PCI DSS, or fail to meet new standards, customers may choose not to use our services for certain types of communication they have with their customers. If such a failure to comply with relevant standards occurs, we may also face legal liability if we are found to not comply with applicable laws that incorporate, by reference or by adoption of substantially similar provisions, merchant or service provider standards, including PCI DSS. Our subscriptions may also be subject to fraudulent usage, including but not limited to revenue share fraud, domestic traffic pumping, subscription fraud, premium text message scams, and other fraudulent schemes. This usage can result in, among other things, substantial bills from our vendors, for which we would be responsible, for terminating fraudulent call traffic. In addition, third parties may have attempted in the past, and may attempt in the future, to induce employees, sub-contractors, or consultants into disclosing customer credentials and other account information, which can result in unauthorized access to customer accounts and customer data, unauthorized use of customers' services, charges to customers for fraudulent usage and costs that we must pay to global service providers. Although we implement multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud. Substantial losses due to fraud or our inability to accept credit card payments could cause our paid customer base to significantly decrease, which would have a material adverse effect on our results of operations, financial condition, and ability to grow our business.

We are in the process of expanding our international operations, which exposes us to significant risks.

We have significant operations directly or through third parties in many countries including the U.S., Canada, the U.K., China, the Philippines, Germany, Georgia, Bulgaria, Spain, Australia, India, and France. We also sell our solutions to customers in several countries in Europe, as well as in Australia, India and Singapore, and we may continue to grow our international presence in the future. The future success of our business will depend, in part, on our ability to expand our operations and customer base worldwide. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic, and political risks that are different from those in the U.S. Due to our limited experience with international operations and developing and managing sales and distribution channels in international markets, our international expansion efforts may not be successful. In addition, we will face risks in doing business internationally that could materially and adversely affect our business, including:

- our ability to comply with differing and evolving technical and environmental standards, telecommunications regulations, and certification requirements outside the U.S.;

- difficulties and costs associated with staffing and managing foreign operations;

- our ability to effectively price our subscriptions in competitive international markets;

- potentially greater difficulty collecting accounts receivable and longer payment cycles;

- the need to adapt and localize our subscriptions for specific countries;

- the need to offer customer care, product information, websites, and other marketing collateral in various native languages;

- the need to contract and bill in various native languages, currencies, and under a variety of different legal systems;

- reliance on third parties over which we have limited control, including those that market and resell our subscriptions;

- availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;

- lower levels of adoption of credit or debit card usage for Internet related purchases by foreign customers and compliance with various foreign regulations related to credit or debit card processing and data protection requirements;

- difficulties in understanding and complying with local laws, regulations, and customs in foreign jurisdictions, including with respect to foreign labor laws and regulations, which may adversely affect our ability to manage our headcount and cost of our foreign work force;

- restrictions on travel to or from countries in which we operate or inability to access certain areas;

- export controls and economic sanctions; changes in diplomatic and trade relationships, including tariffs and other non-tariff barriers, such as quotas and local content rules;

- U.S. government and applicable foreign trade restrictions, including those which may impose restrictions, including prohibitions, on the exportation, re-exportation, sale, shipment or other transfer of programming, technology, components, and/or services to foreign persons;

- our ability to comply with different and evolving laws, rules, and regulations, including the European General Data Protection Regulation (the "GDPR") and other data privacy and data protection laws, rules and regulations;

- compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act and U.K. Bribery Act of 2010;

- more limited protection for intellectual property rights in some countries;

- adverse tax consequences;

- fluctuations in currency exchange rates;

- exchange control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

- restrictions on the transfer of funds;

- new and different sources of competition;

- natural disasters or global health crises, such as the COVID-19 pandemic;

- political and economic instability created by the war between Russia and Ukraine and the war between Israel and Hamas;

- deterioration of political relations between the U.S. and other countries in which we operate, particularly China and the Philippines; and

- political or social unrest, economic instability, conflict or war in such countries, or sanctions implemented by the U.S. against these countries, such as the ongoing geopolitical tensions related to the war between Russia and Ukraine, and resulting sanctions imposed by the U.S. and other countries, and retaliatory actions taken by Russia in response to such sanctions, as well as the war between Israel and Hamas, all of which could have a material adverse effect on our operations.

Our failure to manage any of these risks successfully could harm our future international operations and our overall business.

We may expand through acquisitions of, investments in, or strategic partnerships or other strategic transactions with, other companies, each of which may divert our management's attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations, and harm our results of operations.

Our business strategy may, from time to time, include acquiring or investing in new or complementary services, technologies or businesses, strategic investments and partnerships, or other strategic transactions, such as our investment in and partnerships with our strategic partners and global service providers such as Avaya, Atos, Amazon, Mitel (Unify), Vodafone, DT, Optus, and Charter Communications. We cannot assure you that we will successfully identify suitable acquisition candidates or transaction counterparties, securely or effectively integrate or manage disparate technologies, lines of business, personnel and corporate cultures, realize our business strategy or the expected return on our investment, or manage a geographically dispersed company. Any such acquisition, investment, strategic partnership, or other strategic transaction could materially and adversely affect our results of operations. The process of negotiating, effecting, and realizing the benefits from acquisitions, investments, strategic partnerships, and strategic transactions is complex, expensive and time-consuming, and may cause an interruption of, or loss of momentum in, development and sales activities and operations of both companies, and we may incur substantial cost and expense, as well as divert the attention of management. We may issue equity securities which could dilute current stockholders' ownership, incur debt, assume contingent or other liabilities and expend cash in acquisitions, investments, strategic partnerships, and other strategic transactions which could negatively impact our financial position, stockholder equity, and stock price.

Acquisitions, investments, strategic partnerships, and other strategic transactions involve significant risks and uncertainties, including:

- the potential failure to achieve the expected benefits of the acquisition, investment, strategic partnership, or other strategic transaction, including recoupment or write-down of our investments in the partnership;

- unanticipated costs and liabilities;

- the potential of disputes with our partners and resellers, including arbitration or litigation resulting from a breach or alleged breach of either party's contractual obligation, which may result in cost, distraction and potential liabilities and reputational damage;

- difficulties in integrating new solutions and subscriptions, software, businesses, operations, and technology infrastructure in an efficient and effective manner;

- difficulties in maintaining customer relations;

- the potential loss of key employees of any acquired businesses;

- the diversion of the attention of our senior management from the operation of our daily business;

- the potential adverse effect on our cash position to the extent that we use cash for the transaction consideration;

- the potential significant increase of our interest expense, leverage, and debt service requirements if we incur additional debt to pay for an acquisition, investment, strategic partnership, or other strategic transaction;

- the potential issuance of securities that would dilute our stockholders' percentage ownership;

- the potential to incur large and immediate write-offs and restructuring and other related expenses;

- the potential liability or expenses associated with new types of data stored, existing security obligations or liabilities, unknown weaknesses in our solutions, insufficient security measures in place, and compromise of our networks via access to our systems from assets not previously under our control;

- the inability to maintain uniform standards, controls, policies, and procedures;

- the inability to implement new channel models and go-to-market motions; and

- the inability to set up the necessary processes and systems to efficiently operate the partnerships.

Any acquisition, investment, strategic partnership, or other strategic transaction could expose us to unknown liabilities. Moreover, we cannot assure you that we will realize the anticipated benefits of any acquisition, investment, strategic partnership, or other strategic transaction. In addition, our inability to successfully operate and integrate newly acquired businesses or newly formed strategic partnerships appropriately, effectively, and in a timely manner could impair our ability to take advantage of future growth opportunities and other advances in technology, as well as our revenues and gross margins.

In addition, our ability to offer, sell or transfer certain investments may be limited by applicable securities laws and regulations, and our ability to liquidate and realize value from such investments may be negatively and materially impacted by any delays or limitations on our ability to offer, sell, or transfer certain investments. In addition, certain investments are speculative in nature and may be volatile or decline in value or be entirely lost, which could have a negative impact on our future financial position, results of operations, and cash flows.

We may be subject to liabilities on past sales for taxes, surcharges, and fees and our operating results may be harmed if we are required to collect such amounts in jurisdictions where we have not historically done so.

We believe we collect state and local sales tax and use, excise, utility user, and ad valorem taxes, fees, or surcharges in all relevant jurisdictions in which we generate sales, based on our understanding of the applicable laws in those jurisdictions. Such tax, fees and surcharge laws and rates vary greatly by jurisdiction, and the application of such taxes to e-commerce businesses, such as ours, is a complex and evolving area. There is uncertainty as to what constitutes sufficient "in state presence" for a state to levy taxes, fees, and surcharges for sales made over the Internet, and after the U.S. Supreme Court's ruling in *South Dakota v. Wayfair*, U.S. states may require an online retailer with no in-state property or personnel to collect and remit sales tax on sales to the state's residents, which may permit wider enforcement of sales tax collection requirements. Therefore, the application of existing or future laws relating to indirect taxes to our business, or the audit of our business and operations with respect to such taxes or challenges of our positions by taxing authorities, all could result in increased tax liabilities for us or our customers that could materially and adversely affect our results of operations and our relationships with our customers. Further, we have in the past and may in the future be audited by federal, state and local tax authorities which could lead to liabilities for past unpaid taxes, fines, and penalties.

We may be unable to use some or all of our net operating loss and research credit carryforwards, which could materially and adversely affect our reported financial condition and results of operations.

As of December 31, 2023, we have federal net operating loss carryforwards ("NOLs") of $1.8 billion, of which $66.1 million are set to expire in 2037, while the remaining portion does not expire. Additionally, we have state net operating loss carryforwards of $1.3 billion that will begin to expire in 2024. We also have federal research tax credit carryforwards that will begin to expire in 2028. Realization of these net operating loss and research tax credit carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our reported financial condition and results of operations.

In addition to the potential carryforward limitations described above, under Sections 382 and 383 of the Internal Revenue Code of 1986 (the "Code"), as amended, our ability to utilize NOLs or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an "ownership change." An "ownership change" generally occurs if one or more stockholders or groups of stockholders, who each own at least 5% of our stock, increase their collective ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. Furthermore, for taxable years beginning on or after January 1, 2022, the Code eliminated the right to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize U.S. and foreign research and development expenditures over five and fifteen tax years, respectively. We have accounted for such changes in accordance with our understanding of guidance available as of the date of this filing as described in more detail in our financial statements.

No material deferred tax assets have been recognized on our Consolidated Balance Sheets related to these NOLs, as they are fully offset by a valuation allowance. If we have previously had, or have in the future, one or more Section 382 "ownership changes," including in connection with our initial public offering or another offering, or if we do not generate sufficient taxable income, we may not be able to utilize a material portion of our NOLs, even if we achieve profitability. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs. This could materially and adversely affect our reported financial condition and results of operations.

If we are unable to effectively process local number and toll-free number portability provisioning in a timely manner, our growth may be negatively affected.

We support local number and toll-free number portability, which allows our customers to transfer to us and thereby retain their existing phone numbers when subscribing to our services. Transferring numbers is a manual process that can take up to 15 business days or longer to complete. A new customer of our subscriptions must maintain both our subscription and the customer's existing phone service during the number transferring process. Any delay that we experience in transferring these numbers typically results from the fact that we depend on third-party global service providers to transfer these numbers, a process that we do not control, and these third-party global service providers may refuse or substantially delay the transfer of these numbers to us. Local number portability is considered an important feature by many potential customers, and if we fail to reduce any related delays, we may experience increased difficulty in acquiring new customers. Moreover, the Federal Communications Commission (the "FCC") requires Internet voice communications providers to comply with specified number porting timeframes when customers leave our subscription for the services of another provider. Several international jurisdictions have imposed similar number portability requirements on subscription providers like us. If we or our third-party global service providers are unable to process number portability requests within the requisite timeframes, we could be subject to fines and penalties. Additionally, in the U.S., both customers and global service providers may seek relief from the relevant state public utility commission, the FCC, or in state or federal court for violation of local number portability requirements.

Our business could suffer if we cannot obtain or retain direct inward dialing numbers or are prohibited from obtaining local or toll-free numbers or if we are limited to distributing local or toll-free numbers to only certain customers.

Our future success depends on our ability to procure large quantities of local and toll-free direct inward dialing numbers ("DIDs") in the U.S. and foreign countries in desirable locations at a reasonable cost and without restrictions. Our ability to procure and distribute DIDs depends on factors outside of our control, such as applicable regulations, the practices of the communications global service providers that provide DIDs, the cost of these DIDs, and the level of demand for new DIDs. For instance, in France, new rules requiring service providers to obtain DIDs directly from regulatory authorities have been implemented and the regulating authority has not yet addressed the rules' impact on existing DIDs that were assigned and sub-allocated before such new rules went into effect. Further, due to their limited availability, there are certain popular area code prefixes that we generally cannot obtain. Our inability to acquire DIDs for our operations would make our subscriptions less

attractive to potential customers in the affected local geographic areas. In addition, future growth in our customer base, together with growth in the customer bases of other providers of cloud-based business communications, has increased, which increases our dependence on needing sufficiently large quantities of DIDs.

We may not be able to manage our inventory levels effectively, which may lead to inventory obsolescence that would force us to incur inventory write-downs.

Our vendor-supplied phones have lead times of up to several months for delivery to our fulfillment agents and are built to forecasts that are imprecise. It is likely that, from time to time, we will have either excess or insufficient product inventory. In addition, because we rely on third-party vendors for the supply of our vendor-supplied phones, our inventory levels are subject to the conditions regarding the timing of purchase orders and delivery dates that are not within our control. Excess inventory levels would subject us to the risk of inventory obsolescence, while insufficient levels of inventory may negatively affect relations with customers. For instance, our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of our services could result in loss of customers or harm to our ability to attract new customers. Any reduction or interruption in the ability of our vendors to supply our customers with vendor-supplied phones could cause us to lose revenue, damage our customer relationships and harm our reputation in the marketplace. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

We currently depend on a limited number of phone device suppliers and fulfillment agents to configure and deliver the phones that we sell and any delay or interruption in manufacturing, configuring and delivering by these third parties would result in delayed or reduced shipments to our customers and may harm our business.

We rely on a limited number of suppliers to provide phones that we offer for sale to our customers that use our services, and we rely on a limited number of fulfillment agents to configure and deliver the phones that we sell to our customers. Accordingly, we could be adversely affected if such third parties fail to maintain competitive phones or configuration services or fail to continue to make them available on attractive terms, or at all.

If our fulfillment agents are unable to deliver phones of acceptable quality, or if there is a reduction or interruption in their ability to deliver the phones in a timely manner including due to the end of life of any particular unit, our ability to bring services to market, the reliability of our services and our relationships with customers or our overall reputation in the marketplace could suffer, which could cause us to lose revenue. We expect that it could take several months to effectively transition to new third-party manufacturers or fulfillment agents.

If our vendor-supplied phones are not able to interoperate effectively with our own back-end servers and systems, our customers may not be able to use our subscriptions, which could harm our business, financial condition and results of operations.

Hard phones must interoperate with our back-end servers and systems, which contain complex specifications and utilize multiple protocol standards and software applications. Currently, the phones used by our customers are manufactured by a limited number of third-party providers. If any of these providers changes the operation of their phones, we will be required to undertake development and testing efforts to ensure that the new phones interoperate with our system. In addition, we must be successful in integrating our solutions with strategic partners' devices in order to market and sell these solutions. These efforts may require significant capital and employee resources, and we may not accomplish these development efforts quickly or cost-effectively, if at all. If our vendor-supplied phones do not interoperate effectively with our system, our customers' ability to use our subscriptions could be delayed or orders for our subscriptions could be canceled, which would harm our business, financial condition, and results of operations.

The global COVID-19 pandemic or any future pandemics could harm our business, financial condition and results of operations.

The COVID-19 pandemic impacted worldwide economic activity and financial markets, and forced us to take measures such as temporarily closing our offices and restricting travel. Any resurgence of COVID-19 or any other future pandemic could again result in temporarily suspending travel and restricting the ability to do business in person, which could negatively affect our customer success efforts, sales, and marketing efforts, challenge our ability to enter into customer and other commercial contracts in a timely manner and our ability to source, assess, negotiate, and successfully implement and execute on, and realize the benefits of, acquisitions, investments, strategic partnerships and other strategic transactions, slow down our recruiting efforts, or create operational or other challenges, any of which could harm our business, financial condition

and results of operations. In addition, COVID-19 or any future pandemic could disrupt the operations of our customers, channel partners, strategic partners, global service providers, suppliers and other third-party providers, and could generally adversely affect economies and financial markets globally in the future, both of which could decrease technology spending and adversely affect demand for our solutions and harm our business.

Risks Related to Regulatory Matters

Our subscriptions are subject to regulation, and future legislative or regulatory actions could adversely affect our business and expose us to liability in the U.S. and internationally.

Federal Regulation

Our business is regulated by the FCC. As a communications services provider, we are subject to existing or potential FCC regulations relating to privacy, disability access, access to and porting of numbers and enabling abbreviated dialing to designated numbers, maintaining records for disconnected numbers, cooperation with law enforcement, Federal Universal Service Fund ("USF") contributions, Enhanced 911 ("E-911"), outage reporting, call authentication, call spoofing, call blocking and other requirements and regulations. The FCC is increasing enforcement of call authentication and related Know-Your-Customer obligations and continues to adopt and consider additional rules related to robocalling and robotexting. FCC classification of our Internet voice communications services as telecommunications services could result in additional federal and state regulatory obligations. If we do not comply with FCC rules and regulations, we could be subject to FCC enforcement actions, fines, loss of licenses or authorizations, repayment of funds, and possibly restrictions on our ability to operate or offer certain of our subscriptions. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry, possibly impair our ability to sell our subscriptions to customers and could have a materially adverse impact on our revenues.

Through RCLEC, we also provide competitive local exchange carrier ("CLEC") and IP-enabled ("IPES") services, which are regulated by the FCC as traditional telecommunications services. Our CLEC services depend on certain provisions of the Telecommunications Act of 1996 that require incumbent local exchange carriers ("ILECs") to provide us facilities and services that are necessary to provide our services. Over the past several years, the FCC has reduced or eliminated a number of regulations governing ILECs' wholesale offerings. If ILECs were no longer required by law to provide such services to us, or ceased to provide these services at reasonable rates, terms and conditions, our business could be adversely affected and our cost of providing CLEC services could increase. This could have a materially adverse impact on our results of operations and cash flows.

In addition, the federal Telephone Consumer Protection Act ("TCPA") and FCC rules implementing the TCPA prohibit sending unsolicited facsimile advertisements or making illegal robocalls, subject to certain exceptions. The FCC may take enforcement action against persons or entities that send "junk faxes," or make illegal robocalls and individuals also may have a private cause of action. Although the FCC's rules prohibiting unsolicited fax advertisements or making illegal robocalls apply to those who "send" the advertisements or make the calls, fax transmitters or other service providers that have a high degree of involvement in, or actual notice of, unlawful sending of junk faxes or making of illegal robocalls and have failed to take steps to prevent such transmissions may also face liability under the FCC's rules, or in the case of illegal robocalls, Federal Trade Commission ("FTC") rules. We take significant steps designed to prevent our systems from being used to make illegal robocalls or send unsolicited faxes on a large scale, and we do not believe that we have a high degree of involvement in, or notice of, the use of our systems to broadcast junk faxes or make illegal robocalls. However, because fax transmitters and related service providers do not enjoy an absolute exemption from liability under the TCPA and related FCC rules, we could face FCC or FTC inquiry and enforcement or civil litigation, or private causes of action, if someone uses our system for such purposes. If any of these were to occur, we could be required to incur significant costs and management's attention could be diverted. Further, if we were to be held liable for the use of our service to send unsolicited faxes or make illegal robocalls or to settle any action or proceeding, any judgment, settlement, or penalties could cause a material adverse effect on our operations.

State Regulation

States currently do not regulate our Internet voice communications subscriptions, which are considered to be nomadic because they can be used from any broadband connection. However, a number of states require us to register as a Voice over Internet Protocol ("VoIP") provider, contribute to state USF, contribute to E-911, and pay other surcharges and annual fees that fund various utility commission programs, while others are actively considering extending their public policy programs to include the subscriptions we provide. We pass USF, E-911 fees, and other surcharges through to our customers, which may

result in our subscriptions becoming more expensive or require that we absorb these costs. State public utility commissions may attempt to apply state telecommunications regulations to Internet voice communications subscriptions like ours.

RCLEC services are subject to regulation by the public utility regulatory agency in those states where we provide local telecommunications services. This regulation includes the requirement to obtain a certificate of public convenience and necessity or other similar licenses prior to offering our CLEC services, as well as registrations related to IPES services. We may also be required to file tariffs that describe our CLEC services and provide rates for those services. We are also required to comply with regulations that vary by state concerning service quality, disconnection and billing requirements. State commissions also have authority to review and approve interconnection agreements between incumbent phone carriers and CLECs such as our subsidiary.

Both we and RCLEC are also subject to state consumer protection laws, including privacy requirements, as well as U.S. state or municipal sales, use, excise, gross receipts, utility user and ad valorem taxes, fees, or surcharges.

International Regulation

As we expand internationally, we may be subject to telecommunications, consumer protection, data protection, emergency call services, and other laws, regulations, taxes, and fees in the foreign countries where we offer our subscriptions. Any foreign regulations could impose substantial compliance costs on us, restrict our ability to compete, and impact our ability to expand our service offerings in certain markets. Moreover, the regulatory environment is constantly evolving and changes to the applicable regulations could impose additional compliance costs and require modifications to our technology and operations and go to market practices. European Union member states are currently implementing the new European Electronic Communications Code, including major modifications to the telecommunication laws and regulations in Germany, United Kingdom, and France. Updated regulations in Europe and in the United Kingdom require providers to perform assessments on the security and resilience of their networks as well as on the accuracy of their metering and billing systems. New guidelines in the United Kingdom and other European countries require providers to implement Know-Your-Customer vetting which may complicate and elongate the sales process. Local telecom regulatory restrictions in France limit our ability to sell numbers and other services in a wholesale motion to channel partners; other European countries have passed or are considering similar regulations. The recent EU Digital Service Act requires cloud and digital providers to adopt measures to prevent disinformation, increase transparency and improve protection for users of digital services in the EU. Internationally, we currently sell our subscriptions in Canada, the U.K., Australia, Singapore, and several European countries. We also offer our Global MVP solution, enabling our multinational customers in locations where we sell our solutions, to establish local phone solutions in various countries internationally. We may be subject to telecommunications, consumer protection, data protection, emergency call services, call authentication, and other laws and regulations in additional countries as we continue to expand our Global MVP solution internationally.

In addition, our international operations are potentially subject to country-specific governmental regulation and related actions that may increase our costs or impact our solution and service offerings or prevent us from offering or providing our solutions and subscriptions in certain countries. Certain of our subscriptions may be used by customers located in countries where VoIP and other forms of IP communications may be illegal or require special licensing or in countries on a U.S. embargo list. Even where our solutions are reportedly illegal or become illegal or where users are located in an embargoed country, users in those countries may be able to continue to use our solutions and subscriptions in those countries notwithstanding the illegality or embargo. We may be subject to penalties or governmental action if customers continue to use our solutions and subscriptions in countries where it is illegal to do so, and any such penalties or governmental action may be costly and may harm our business and damage our brand and reputation. We may be required to incur additional expenses to meet applicable international regulatory requirements or be required to discontinue those subscriptions if required by law or if we cannot or will not meet those requirements.

The increasing growth and popularity of Internet voice communications, video conferencing and messaging heighten the risk that governments will regulate or impose new or increased fees or taxes on these services. To the extent that the use of our subscriptions continues to grow, and our user base continues to expand, regulators may be more likely to seek to regulate or impose new or additional taxes, surcharges or fees on our subscriptions.

We process, store, and use personal information and other data, which subjects us and our customers to a variety of evolving international statutes, governmental regulation, industry standards and self-regulatory schemes, contractual obligations, and other legal obligations related to privacy and data protection, which may increase our costs, decrease adoption and use of our solutions and subscriptions, and expose us to liability.

In the course of providing our services, we collect, store, and process many types of data, including personal data. Moreover, our customers can use our subscriptions to store contact and other personal or identifying information, and to process, transmit, receive, store, and retrieve a variety of communications and messages, including information about their own customers and other contacts. Customers are able, and may be authorized under certain circumstances, to use our subscriptions to transmit, receive, and/or store personal information, which may include, among others, personally identifiable health, financial, and other sensitive information.

RingCentral's collection, storage, retention, use, processing, transmission, sharing, disclosure, and safeguarding of personal data (collectively, "processing") is subject to myriad obligations and restrictions flowing from law, regulation, industry standards, and contract. In addition to U.S. federal, state, and local law and regulation, RingCentral is subject to numerous foreign laws and regulations governing these matters where we do business throughout the world. The scope and status of these obligations and restrictions is uncertain, changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other rules. Failure to comply with obligations and restrictions related to data privacy, data protection, and security in any jurisdiction in which we operate could subject us to lawsuits, fines, criminal penalties, statutory damages, consent decrees, injunctions, adverse publicity, and other losses that could harm our business.

For example, the GDPR, which came into force in May 2018, strengthened existing data protection regulations in the EU. Its provisions include increasing the maximum level of fines that EU regulators may impose for the most serious of breaches to the greater of €20 million or 4% of worldwide annual turnover. National data protection supervisory authorities have been actively monitoring and sanctioning noncompliance with applicable regulations with particular focus on use of cookies without consent, behavioral profiling, protection of children data, and breach of security. The authority to impose such fines is in addition to (i) the rights of individuals to sue for damages in respect of any data privacy breach that causes them to suffer harm and (ii) the right of individual member states to impose additional sanctions over and above the administrative fines specified in the GDPR. Other European countries have adopted omnibus privacy laws that are based on or similar to the GDPR or are updating their existing privacy laws to reflect GDPR standards, including Switzerland, the United Kingdom, and members of the European Economic Area (the "EEA").

Among other requirements, these laws regulate data transferred to countries that have not been found to provide adequate protection to such personal data. On July 10, 2023, the EU Commission adopted the EU-U.S. Data Privacy Framework ("DPF") to facilitate data flows between the U.S. and the EU. The U.S. and Switzerland have also agreed on a similar DPF. We have self-certified compliance with the EU-U.S. DPF, and the Swiss-U.S. DPF for non-HR data. The U.K. also approved an addendum to the EU DPF to support personal data transfers from the U.K. to the U.S. in September of 2023, and we have self-certified compliance with that framework. The impact of the DPF on data transfers from Europe remains to be seen, and as such uncertainty regarding some details for cross-border data transfers remains. Legal challenges to the adequacy of the DPF have commenced, and there is uncertainty with respect to the speed and the outcome of the legal challenges.

In addition to the DPF, we continue to rely on the EU Commission's Standard Contractual Clauses ("SCCs"), updated in 2021, for the transfer of personal data from the EU to countries not deemed by the EU Commission as providing adequate protection of personal data (e.g., the U.S.). We adopted the 2021 SCCs with our customers and our suppliers transferring data out of the EEA and Switzerland (with approved modifications by the Swiss Federal Data Protection and Information Commissioner). On March 21, 2022, the U.K. Parliament approved the use of an International Data Transfer Agreement or a U.K.-specific addendum to the EU SCCs (collectively, the "U.K. SCCs") to support personal data transfers out of the U.K., which we adopted as a supplemental means to support data transfers from customers and suppliers in the U.K. to other jurisdictions, including the U.S. and the EU. Despite this, it may be difficult to maintain appropriate safeguards for the transfer of such data from the EEA, Switzerland, and U.K. (collectively, "Europe"), as a result of continued legal and legislative activity that has challenged or called into question existing means of data transfers to countries that have not been found to provide adequate protection for personal data.

Following the U.K.'s exit from the EU, the U.K. largely adopted the EU rules on cross-border data flows, but allowed flexibility to diverge. On June 28, 2021, the European Commission issued an adequacy decision under the GDPR and the Law Enforcement Directive, pursuant to which personal data generally may be transferred from the EU to the U.K. without restriction; however, this adequacy decision is subject to a four-year "sunset" period, after which the European Commission's adequacy decision may be renewed. If the adequacy decision is not renewed, RingCentral's (and other U.S. companies') ability to transfer personal data from the EU to the U.K. for operational purposes could potentially be affected. RingCentral's

implementation of the U.K. SCCs may mitigate but does not eliminate the risk associated with non-renewal of the European Commission's adequacy decision.

The current SCCs (EU, Swiss, and U.K.) include requirements to conduct personal data transfer impact assessments before transferring personal data out of the EEA, Switzerland, and the U.K. The assessment requires the parties to consider the specific circumstances of the transfer, the laws, and practices of the destination country, particularly relating to government access, and any additional relevant contractual, technical, or organizational safeguards. Each party is required to perform such an assessment and determine whether the transfer can proceed or must be suspended if there are insufficient safeguards to protect the transfer of personal data.

We may, in addition to other impacts, experience additional costs associated with increased compliance burdens following the implementation of the 2021 SCCs and U.K. SCCs, including requirements to conduct the personal data transfer impact assessments described above, block, or require ad hoc verification of measures taken with respect to certain data flows from the EEA, Switzerland and the U.K. to the U.S and other non-EEA countries. Additionally, we and our customers face the potential for regulators in the EEA, Switzerland, or the U.K. to apply different standards to the transfer of personal data from the EEA, Switzerland, or the U.K. to the U.S. and other countries. Moreover, as regulatory requirements continue to change, RingCentral (and other U.S. companies) may be required to negotiate new contractual data protection obligations with new and existing vendors or third parties that aid in processing personal data on our behalf.

Outside of Europe, many other countries, including most countries where RingCentral provides services, have adopted or are considering adoption of data protection legislation based on the GDPR or its predecessor, the EU Data Protection Directive, including India, Australia, Brazil, Canada, China, Israel, Japan, New Zealand, Singapore, South Africa, and South Korea. Several of these countries, including Australia and Canada, are actively considering legislative proposals to enhance existing privacy regulation. Quebec's Privacy Act, much of which came into effect in October 2023, imposes stringent new requirements for securing consent for personal data processing including via cookies, internal data governance, data transfers, use of personal data for marketing, and disclosure of automated processing. As implementation and enforcement of these existing and new laws and regulations progress, we could experience additional costs associated with increased compliance burdens and contractual obligations, be required to localize certain personal data, and/or be at risk for increased regulatory fines or damages.

In particular, the Data Security Law of China ("DSL"), which took effect on September 1, 2021, and the Personal Information Protection Law of China ("PIPL"), which took effect on November 1, 2021, implement comprehensive regulation of data and personal data processing activities across all industries. The DSL and PIPL apply not only to the processing of data within China, but also cross-border data transfers as well as certain activities outside of China that relate to data originating from China. Restrictions imposed by the DSL and PIPL, including strict data localization requirements applicable to certain types of personal data, and uncertainty regarding their application in practice may impact us and our customers, and we may be required to implement modifications to our policies and practices in an effort to comply with these laws.

In the U.S., there are numerous federal and state laws governing the privacy and security of personal information. In particular, at the federal level, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") establishes privacy and security standards that limit the use and disclosure of individually identifiable health information and requires the implementation of administrative, physical, and technical safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity, and availability of electronic protected health information by certain institutions. We act as a "Business Associate" through our relationships with certain customers and are thus directly subject to certain provisions of HIPAA. In addition, if we are unable to protect the privacy and security of protected health information, we could be found to have breached our contracts with customers with whom we have a Business Associate relationship and may also face regulatory liability. Recently, a number of states, including Washington, Connecticut, and Nevada, have adopted laws regulating the processing of consumer health data not regulated by HIPAA. Once in effect, these laws could impose additional costs related to compliance, in particular in handling consumer requests for access, deletion, and to exercise other rights. The Gramm-Leach-Bliley Act ("GLBA") imposes obligations with respect to personal data that we process on behalf of financial institutions. The FTC, which enforces the GLBA in the context of non-bank financial institutions, adopted new breach notification rules in October, 2023. Additionally, we are subject to FCC regulations imposing obligations related to our use and disclosure of certain data related to our interconnected VoIP service. If we experience a data security incident, we may be required by state law or FCC or other regulations to notify our customers and/or law enforcement. We may also be subject to FTC enforcement actions if the FTC has reason to believe we have engaged in unfair or deceptive privacy or data security practices. The FTC has also published an Advance Notice of Proposed Rulemaking seeking public comment on the need for new regulation of 'commercial surveillance.'

While Congress is actively considering comprehensive privacy legislation, U.S. states have taken the lead. California, for example, has enacted and subsequently amended (pursuant to a ballot initiative known as the California Privacy Rights Act) the California Consumer Privacy Act ("CCPA"). Pursuant to the CCPA, we are required, among other things, to make certain enhanced disclosures to California residents regarding our use or disclosure of their personal information, allow California residents to opt-out of certain uses and disclosures of their personal information without penalty, provide Californians with other choices related to personal data in our possession, and obtain opt-in consent before engaging in certain uses of personal information relating to Californians under the age of 16. The California Attorney General may seek substantial monetary penalties and injunctive relief in the event of our non-compliance with the CCPA. The CCPA also allows for private lawsuits from Californians in the event of certain data breaches. Further, the Virginia Consumer Data Protection Act, a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states, came into effect on January 1, 2023. Colorado enacted a similar law, the Colorado Privacy Act, on June 8, 2021, which came into effect as of July 1, 2023. Utah enacted a similar law, the Utah Consumer Privacy Act, on March 24, 2022, which came into effect as of December 31, 2023, and Connecticut enacted a similar law, An Act Concerning Personal Data Privacy and Online Monitoring, on May 10, 2022, which came into effect as of July 1, 2023. Iowa's Consumer Data Protection Act will become effective on January 1, 2025. Further, Indiana has enacted the Indiana Consumer Data Protection Act, which will take effect January 1, 2026; Montana has adopted the Montana Consumer Data Protection Act, which will go into effect on October 1, 2024; Tennessee has adopted the Tennessee Information Protection Act, which will become effective July 1, 2025; Florida has enacted a new privacy law, SB 262, which will become effective July 1, 2024; Texas has enacted the Texas Data and Privacy Security Act, which generally becomes effective July 1, 2024; Oregon has enacted the Oregon Consumer Privacy Act, which generally becomes effective July 1, 2024; Delaware has enacted the Delaware Personal Data Privacy Act, which generally becomes effective as of January 1, 2025; and New Jersey has enacted the New Jersey Privacy Act, which generally becomes effective as of January 15, 2025. A number of other states are considering similar laws. When in effect, all of these laws give consumers additional rights to control the collection, use, and sharing of personal data, including the right to opt-out of the sale or sharing of their data for marketing and, in many cases obligate require opt-in consent to process sensitive personal data. The right to opt-out of personal data processing may impact our marketing activities, particularly those that involve the use of third-party cookies on our websites. This may require that we implement specific contractual terms when we engage marketing entities to market our product and services and may limit our efforts to reach our target audience, as well as require us to implement opt-out icons on our websites. All of these new and evolving state laws have created further uncertainty and may require us to enter into additional contractual terms with customers and vendors, modify our policies and practices, and otherwise incur additional costs and expenses, in our efforts to comply. The U.S. federal government also is contemplating federal privacy legislation.

Noncompliance with laws and regulations relating to privacy and security of personal information, including HIPAA (including contractual obligations under any Business Associate agreement), GLBA, and state privacy laws may lead to significant fines, civil and criminal penalties, or liabilities. The U.S. Department of Health and Human Services ("HHS") audits the compliance of Business Associates and enforces HIPAA privacy and security standards. HHS enforcement activity has become more significant over the last few years and HHS has signaled its intent to continue this trend. Violation of the FCC's privacy rules can result in large monetary forfeitures and injunctive relief. The FTC has broad authority to seek monetary redress for affected consumers and injunctive relief. In addition to federal regulators, state attorneys general (and, in some states, individual residents) are authorized to bring civil actions seeking either injunctions or damages (generally ranging from $2,500 to $7,500 per violation, but up to $20,000 in Colorado) to the extent violations implicate the privacy of state residents. Class action lawsuits are common in the event of a data breach affecting financial or other forms of sensitive information.

Legislators and regulators in the United States and elsewhere are increasingly focused on privacy protections for minors under 18 years of age. While RingCentral does not knowingly provide products or services directly to children under the age of 16, or knowingly collect or solicit personal information from or about children under the age of 16 outside of the school offering, recent state legislation will, when in effect, impose new obligations on online services where it is "reasonable to expect" that the service, product, or feature would be accessed by older teens, including, in some cases, 16 and 17 year old children. On September 15, 2022, California passed the California Age-Appropriate Design Code Act, which is currently subject to a judicial stay but could become enforceable as early as July 1, 2024. Similar legislation has been adopted or introduced in numerous states, including, for example, Connecticut, Colorado, Florida, Arkansas, and Texas. Congress is also actively considering legislation regulating the collection, use, and disclosure of personal information about minors. For example, the Kids Online Safety Act ("KOSA") and amendments to the Children's Online Privacy Protection Act ("COPPA 2.0") would, if enacted, impose new obligations with respect to data collected from minors under 17 years of age. Both KOSA and COPPA 2.0 have been unanimously approved by the Senate Commerce Committee on two separate occasions. The FCC recently announced the creation of a new Privacy and Data Protection Task Force to coordinate rulemaking and enforcement across the agency and may be contemplating the creation of new rules regarding processing of personal information about communications services subscribers. The National Telecommunications and Information Administration (NTIA) of the U.S. Department of Commerce announced on September 28, 2023, its plans to issue a Request for Comment on health, safety, and

privacy concerns associated with the use of online platforms by minors. Outside of the United States, the U.K.'s Information Commissioner's Office has published the Age Appropriate Design Code, which it uses to evaluate compliance with the U.K. GDPR. The U.K.'s Online Safety Bill, which received royal assent in October 2023, will regulate the design and operation of online platforms that provide "user to user" interactivity. Many of these new and evolving laws and regulations have required and will continue to require us to incur costs and expenses and will require us to incur additional costs and expenses, in our efforts to comply.

Increasingly, jurisdictions in which RingCentral does business are regulating digital services in ways that go beyond traditional privacy and data protection legislation. For example, on November 17, 2022, the Digital Services Act ("DSA") entered into force in the EU. The DSA includes new obligations to limit the spread of illegal content and illegal products online, increase the protection of minors, and provide users with more choice and transparency. The DSA allows for fines of up to 6% of annual turnover. The impact of the DSA on the overall industry, business models and our operations are uncertain, and these regulations could result in changes to our subscriptions or introduce new operational requirements and administrative costs each of which could have an adverse effect on our business, financial condition, and results of operations.

The European Commission has proposed new legislation to enhance privacy protections for users of communications services and to enhance protection for individuals against online tracking technologies. The proposed legislation, the Regulation on Privacy and Electronic Communications (the "e-Privacy Regulation"), remains the subject of trilogue negotiations involving representatives of the European Commission, the European Council, and the European Parliament. The e-Privacy Regulation as currently proposed would impose greater potential liabilities upon communications service providers, including potential fines for the most serious of breaches of the greater of €20 million or 4% of worldwide annual turnover. New rules introduced by the e-Privacy Regulation are likely to include enhanced consent requirements for communications service providers in order to use communications content and communications metadata to deliver value added services, as well as restrict the use of data related to corporations and other non-natural persons. These restrictions, if adopted, may affect our future business growth in the EEA.

The EU AI Act (the "AI Act"), which is in final form, awaiting formal approval by the European Council and the European Parliament, will impose obligations on providers and users of artificial intelligence. Under the proposed AI Act, fines can reach up to €30 million or 6% of global income. The AI Act, when adopted, may impact the development and adoption of our AI solutions in Europe. Other countries, including the US, are increasingly looking to regulate AI. For example, on October 30, 2023, the Biden Administration issued an Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence, and several AI bills have been introduced in Congress. Numerous states have established study commissions that could lead to regulation of AI at the state level, and the Federal Trade Commission, on November 21, 2023, adopted streamlined procedures for AI-related investigations. Other countries, including Brazil, China, and Israel, are contemplating laws regulating AI.

As Internet commerce and communication technologies continue to evolve, thereby increasing online service providers' and network users' capacity to collect, store, retain, protect, use, process, and transmit large volumes of personal information, increasingly restrictive regulation by federal, state, or foreign agencies becomes more likely.

RingCentral seeks to comply with applicable data protection laws, regulations, standards, and codes of conduct, as well as our own posted privacy policies and contractual commitments to the extent possible. In addition to the fines and damages described above, any actual or alleged failure by us to comply with any of the foregoing or to protect our users' privacy and data, including as a result of our systems being compromised by hacking or other malicious or surreptitious activity, could result in a loss of user confidence in our subscriptions and ultimately in a loss of users, which could materially and adversely affect our business.

Regulation of personal information is evolving, and new laws could further impact how we handle personal information or could require us to incur additional compliance costs, either of which could have an adverse impact on our operations. Further, our actual compliance, our customers' perception of our compliance, costs of compliance with such regulations, and obligations and customer concerns regarding their own compliance obligations (whether factual or in error) may limit the use and adoption of our subscriptions and reduce overall demand. Privacy-related concerns, including the inability or impracticality of providing advance notice to customers of privacy issues related to the use of our subscriptions, may cause our customers' customers to resist providing the personal data necessary to allow our customers to use our subscriptions effectively. Even the perception of privacy-related concerns, whether or not valid, may inhibit market adoption of our subscriptions in certain industries.

Additionally, due to the nature of our service, we are unable to maintain complete control over data security or the implementation of measures that reduce the risk of a data security incident. For example, our customers may accidentally disclose their passwords or store them on a mobile device that is lost or stolen, creating the perception that our systems are not

secure against third-party access. Additionally, our third-party contractors in the Philippines, U.S., Georgia, and elsewhere may have access to customer data; no personal customer data is stored in Russia or Ukraine. If these or other third-party vendors violate applicable laws or our policies, such violations may also put our customers' information at risk and could in turn have a material and adverse effect on our business.

Our emergency and E-911 calling services may expose us to significant liability.

The FCC requires Internet voice communications providers, such as our company, to provide E-911 service in all geographic areas covered by the traditional wireline E-911 network. Under the FCC's rules, Internet voice communications providers must transmit the caller's phone number and registered location information to the appropriate public safety answering point ("PSAP") or route the call to a national emergency call center. Our CLEC services are also required by the FCC and state regulators to provide E-911 service to the extent that they provide services to end users. We are also subject to similar requirements internationally.

In connection with the regulatory requirements that we provide access to emergency services dialing to our interconnected VoIP customers, we must obtain from each customer, prior to the initiation of or changes to service, the physical locations at which the service will first be used for each VoIP line. For subscriptions that can be utilized from more than one physical location, we must provide customers one or more methods of updating their physical location. Because we are not able to confirm that the service is used at the physical addresses provided by our customers, and because customers may provide an incorrect location or fail to provide updated location information, it is possible that emergency services calls may get routed to the wrong PSAP. If emergency services calls are not routed to the correct PSAP, and if the delay results in serious injury or death, we could be sued and the damages substantial. We are evaluating measures to attempt to verify and update the addresses for locations where our subscriptions are used.

In addition, customers may attempt to hold us responsible for any loss, damage, personal injury, or death suffered as a result of delayed, misrouted, or uncompleted emergency service calls or text messages, subject to any limitations on a provider's liability provided by applicable laws, regulations and our customer agreements.

We rely on third parties to provide the majority of our customer service and support representatives and to fulfill various aspects of our E-911 service. If these third parties do not provide our customers with reliable, high-quality service, our reputation will be harmed, and we may lose customers.

We offer customer support through both our online account management website and our toll-free customer support number in multiple languages. Our customer support is currently provided primarily via a third-party provider located in the Philippines, as well as our employees in the U.S. Our third-party providers generally provide customer service and support to our customers without identifying themselves as independent parties. The ability to support our customers may be disrupted by natural disasters, inclement weather conditions, civil unrest, strikes, and other adverse events in the Philippines. Furthermore, as we expand our operations internationally, we may need to make significant expenditures and investments in our customer service and support to adequately address the complex needs of international customers, such as support in additional foreign languages. We also use third parties to deliver onsite professional services to our customers in deploying our solutions. If these vendors do not deliver timely and high-quality services to our customers, our reputation could be damaged, and we could lose customers. In addition, third-party professional services vendors may not be available when needed, which would adversely impact our ability to deliver on our customer commitments.

We also contract with third parties to provide emergency services calls in the U.S., Canada, the U.K., and other jurisdictions in which we provide access to emergency services dialing, including assistance in routing emergency calls and terminating emergency services calls. Our domestic providers operate a national call center that is available 24 hours a day, seven days a week, to receive certain emergency calls and maintain PSAP databases for the purpose of deploying and operating E-911 services. We rely on providers for similar functions in other jurisdictions in which we provide access to emergency services dialing. On mobile devices, we rely on the underlying cellular or wireless carrier to provide emergency services dialing. Interruptions in service from our vendors could cause failures in our customers' access to E-911/999/112 services and expose us to liability and damage our reputation.

If any of these third parties do not provide reliable, high-quality service, or the service is not provided in compliance with regulatory requirements, our reputation and our business will be harmed. In addition, industry consolidation among providers of services to us may impact our ability to obtain these services or increase our costs for these services.

Risks Related to Intellectual Property

Accusations of infringement of third-party intellectual property rights could materially and adversely affect our business.

There has been substantial litigation in the areas in which we operate regarding intellectual property rights. For instance, we have recently and in the past been sued by third parties claiming infringement of their intellectual property rights and we may be sued for infringement from time to time in the future. Also, in some instances, we have agreed to indemnify our customers, resellers, and global service providers for expenses and liability resulting from claimed intellectual property infringement by our solutions. We offer indemnifications in our standard sales contracts, which include the obligation for us to assume the defense and/or reimburse our customers and/or resellers and global service providers for their expenses, settlement and/or liability incurred in connection with allegations of intellectual property infringement. In the past, we have settled infringement litigation brought against us; however, we cannot assure you that we will be able to settle any future claims or, if we are able to settle any such claims, that the settlement will be on terms favorable to us. Our broad range of technology may increase the likelihood that third parties will claim that we, or our customers and/or resellers, and global service providers, infringe their intellectual property rights.

We have in the past received, and may in the future receive, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Furthermore, regardless of their merits, accusations and lawsuits like these, whether against us or our customers, resellers, and global service providers, may require significant time and expense to defend, may negatively affect customer relationships, may divert management's attention away from other aspects of our operations and, upon resolution, may have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Certain technology necessary for us to provide our subscriptions may, in fact, be patented by other parties either now or in the future. If such technology were validly patented by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable to us or at all. The existence of such a patent, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using the technology and cease offering subscriptions incorporating the technology, which could materially and adversely affect our business and results of operations.

If we, or any of our solutions, were found to be infringing on the intellectual property rights of any third party, we could be subject to liability for such infringement, which could be material. We could also be prohibited from using or selling certain subscriptions, prohibited from using certain processes, or required to redesign certain subscriptions, each of which could have a material adverse effect on our business and results of operations.

These and other outcomes may:

- result in the loss of a substantial number of existing customers or prohibit the acquisition of new customers;

- cause us to pay license fees for intellectual property we are deemed to have infringed;

- cause us to incur costs and devote valuable technical resources to redesigning our subscriptions;

- cause our cost of revenues to increase;

- cause us to manage or defend legal disputes, including litigation which may result in incremental cost, liabilities, reputational damage and distraction to our management team;

- cause us to accelerate expenditures to preserve existing revenues;

- cause existing or new vendors to require pre-payments or letters of credit;

- materially and adversely affect our brand in the marketplace and cause a substantial loss of goodwill;

- cause us to change our business methods or subscriptions;

- require us to cease certain business operations or offering certain subscriptions or features; and

- lead to our bankruptcy or liquidation.

Our limited ability to protect our intellectual property rights could materially and adversely affect our business.

We rely, in part, on patent, trademark, copyright, and trade secret law to protect our intellectual property in the U.S. and abroad. We seek to protect our technology, software, documentation and other information under trade secret and copyright

law, which afford only limited protection. For example, we typically enter into confidentiality agreements with our employees, consultants, third-party contractors, customers, and vendors in an effort to control access to, use of, and distribution of our technology, software, documentation, and other information. These agreements may not effectively prevent unauthorized use or disclosure of confidential information and may not provide an adequate remedy in the event of such unauthorized use or disclosure, and it may be possible for a third party to legally reverse engineer, copy, or otherwise obtain and use our technology without authorization. In addition, improper disclosure of trade secret information by our current or former employees, consultants, third-party contractors, customers, or vendors to the public or others who could make use of the trade secret information would likely preclude that information from being protected as a trade secret.

We also rely, in part, on patent law to protect our intellectual property in the U.S. and internationally. Our intellectual property portfolio includes over 450 issued patents, including patents acquired from strategic partnership transactions, which expire between 2024 and 2041. We also have 68 patent applications pending examination in the U.S. and 22 patent applications pending examination in foreign jurisdictions, all of which are related to U.S. applications. We cannot predict whether such pending patent applications will result in issued patents or whether any issued patents will effectively protect our intellectual property. Even if a pending patent application results in an issued patent, the patent may be circumvented or its validity may be challenged in various proceedings in United States District Court or before the U.S. Patent and Trademark Office, such as Post Grant Review or *Inter Partes* Review, which may require legal representation and involve substantial costs and diversion of management time and resources. We cannot assure completeness of the chain of title of acquired patents prior to the completion of the assignments. In addition, we cannot assure you that every significant feature of our solutions is protected by our patents, or that we will mark our solutions with any or all patents they embody. As a result, we may be prevented from seeking injunctive relief or damages, in whole or in part for infringement of our patents.

Further, we have in the past and may in the future "prune" our patent portfolio by not continuing to renew some of our patents in some jurisdictions or may decide to divest some of our patents.

The unlicensed use of our brand, including domain names, by third parties could harm our reputation, cause confusion among our customers and impair our ability to market our solutions and subscriptions. To that end, we have registered numerous trademarks and service marks and have applied for registration of additional trademarks and service marks and have acquired a large number of domain names in and outside the U.S. to establish and protect our brand names as part of our intellectual property strategy. If our applications receive objections or are successfully opposed by third parties, it will be difficult for us to prevent third parties from using our brand without our permission. Moreover, successful opposition to our applications might encourage third parties to make additional oppositions or commence trademark infringement proceedings against us, which could be costly and time consuming to defend against. If we are not successful in protecting our trademarks, our trademark rights may be diluted and subject to challenge or invalidation, which could materially and adversely affect our brand.

Despite our efforts to implement our intellectual property strategy, we may not be able to protect or enforce our proprietary rights in the U.S. or internationally (where effective intellectual property protection may be unavailable or limited). For example, we have entered into agreements containing confidentiality and invention assignment provisions in connection with the outsourcing of certain software development and quality assurance activities to third-party contractors located in Georgia, and previously third-party contractors that we used in Bulgaria, Ukraine, Spain and Russia. We have also entered into an agreement containing a confidentiality provision with a third-party contractor located in the Philippines, where we have outsourced a significant portion of our customer support function. We cannot assure you that agreements with these third-party contractors or their agreements with their employees and contractors will adequately protect our proprietary rights in the applicable jurisdictions and foreign countries, as their respective laws may not protect proprietary rights to the same extent as the laws of the U.S. In addition, our competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology in a manner that does not infringe our intellectual property rights or design around any of our patents. Furthermore, detecting and policing unauthorized use of our intellectual property is difficult and resource-intensive. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or not, could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and results of operations.

Our use of open source technology could impose limitations on our ability to commercialize our subscriptions.

We use open source software in our platform on which our subscriptions operate. There is a risk that the owners of the copyrights in such software may claim that such licenses impose unanticipated conditions or restrictions on our ability to market or provide our subscriptions. If such owners prevail in such claim, we could be required to make the source code for our proprietary software (which contains our valuable trade secrets) generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our subscriptions, to re-engineer our technology, or to discontinue offering our subscriptions in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could cause us to discontinue our subscriptions, harm our reputation, result in customer losses or claims, increase our costs or otherwise materially and adversely affect our business and results of operations.

Risks Related to Our Indebtedness

Our Credit Agreement imposes operating and financial restrictions on us.

On February 14, 2023, we entered into a Credit Agreement, among the Company, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and as collateral agent, which was amended on August 15, 2023 and November 2, 2023 to add additional commitments to the credit facility (as amended, the "Credit Agreement"). The obligations under the Credit Agreement and the other loan documents are guaranteed by certain of our material domestic subsidiaries, and secured by substantially all of our personal property and that of such subsidiary guarantors. The Credit Agreement provides for a $225.0 million revolving loan facility (the "Revolving Credit Facility") and a $475.0 million delayed draw term loan facility (the "Term Loan"). As of December 31, 2023, we had no amounts outstanding under our Revolving Credit Facility, $390.0 million outstanding under our Term Loan, and $75.0 million of Term Loan commitments available for draw.

Our Credit Agreement contains covenants that limit our ability and the ability of certain of our subsidiaries to:

- incur and guarantee additional debt;

- incur liens;

- make acquisitions and other investments;

- dispose of assets;

- pay dividends and make other distributions in respect of, or redeem or repurchase, capital stock;

- prepay, redeem or repurchase certain subordinated debt;

- enter into transactions with affiliates;

- with respect to such subsidiaries, enter into agreements restricting their ability to pay dividends or make other distributions; and

- consolidate, merge or sell all or substantially all of our or such subsidiaries' assets.

Further, the Credit Agreement contains financial covenants that require compliance with a maximum total net leverage ratio and minimum interest coverage ratio, in each case tested at the end of each fiscal quarter. These covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities or react to market conditions, or otherwise restrict our activities or business plans. In addition, our obligations to repay principal and interest on our indebtedness could make us vulnerable to economic or market downturns.

A breach of any of these covenants could result in an event of default under the Credit Agreement. As of December 31, 2023, we were in compliance with all covenants under the Credit Agreement; however, if an event of default occurs, the lenders may terminate their commitments and accelerate our obligations under the Credit Agreement. Any such acceleration could result in an event of default under the Convertible Notes (as defined below). We might not be able to repay our debt or borrow sufficient funds to refinance it on terms that are acceptable to us. Refer to Note 6 – *Long-Term Debt* in the accompanying notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

Servicing our debt, including the Notes, may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay all of our indebtedness.

As of December 31, 2023, we had $161.3 million aggregate principal amount of our 0% convertible notes due 2025 (the "2025 Convertible Notes") outstanding, $609.1 million aggregate principal amount of our 0% convertible notes due 2026 (the "2026 Convertible Notes" and, together with the 2025 Convertible Notes, the "Convertible Notes") outstanding and $400.0 million aggregate principal amount of our 8.500% senior notes due 2030 (the "2030 Senior Notes" and, together with the

Convertible Notes, the "Notes") outstanding. The 2025 Convertible Notes will mature on March 1, 2025, the 2026 Convertible Notes will mature on March 15, 2026, and the 2030 Senior Notes will mature on August 15, 2030. Subject to certain conditions, we may borrow additional amounts under the Credit Agreement, including up to $225.0 million under our existing Revolving Credit Facility, and up to $75.0 million of additional Term Loans. As of December 31, 2023, we had no amounts outstanding under our Revolving Credit Facility and $390.0 million outstanding under our Term Loan.

The Company's ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness, including the Notes and any amounts borrowed under the Credit Agreement, depends on its future performance, which is subject to economic, financial, competitive, and other factors beyond the Company's control. The Company's business may not generate cash flow from operations in the future sufficient to service its debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance any future indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. Additionally, the Credit Agreement and the indenture governing the 2030 Senior Notes (the "Senior Notes Indenture") do, and any of the Company's future debt agreements may also, contain restrictive covenants that may prohibit the Company from adopting some or any of these alternatives. For example, the Credit Agreement contains negative covenants that restrict the Company's and its subsidiaries' ability to incur indebtedness, create liens, make investments, dispose of assets and make certain restricted payments. The Company's failure to comply with these covenants could result in an event of default under its indebtedness which, if not cured or waived, could result in the acceleration of its debt and termination of the commitments under the Credit Agreement.

In addition, the Company's indebtedness, combined with its other financial obligations and contractual commitments, could have other important consequences. For example, it could:

- require a portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available to fund acquisitions, for working capital and capital expenditures, and for other general corporate purposes;

- make the Company more vulnerable to adverse changes in general U.S. and worldwide economic, industry, and competitive conditions and adverse changes in government regulations;

- limit the Company's flexibility in planning for, or reacting to, changes in its business and industry;

- place the Company at a disadvantage compared to its competitors who have less debt;

- limit the Company's ability to obtain additional financing to fund acquisitions, for working capital and capital expenditures, and for other general corporate purposes; and

- make an acquisition of the Company less attractive or more difficult.

Any of these factors could harm the Company's business, results of operations, and financial condition. In addition, if the Company incurs additional indebtedness, the risks related to its business and its ability to service or repay its indebtedness would increase.

We may require additional capital or need to restructure our existing debt to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, results of operations, and financial condition may be adversely affected.

We intend to continue to make expenditures and investments to support the growth of our business and may require additional capital to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financing activities to secure additional funds or restructure our existing debt. However, additional funds may not be available or we may not be able to restructure our existing debt when we need to on terms that are acceptable to us, or at all. Volatility in equity capital markets may materially and adversely affect our ability to fund our business through public or private sales of equity securities or debt restructuring. Rising interest rates and/or instability in the banking and finance industries may reduce our access to debt capital. Our current debt agreements and any future debt financing that we secure in the future could involve restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, the restrictive covenants in the Credit Agreement, Senior Notes Indenture and any additional credit facilities or debt agreements we may secure in the future may restrict us from being able to conduct our operations in a manner appropriate for

our business and may restrict our growth, which could have an adverse effect on our business, financial condition, or results of operations.

We cannot assure you that we will be able to comply with any such restrictive covenants. In the event that we are unable to comply with these covenants in the future, we would seek an amendment or waiver of the covenants. We cannot assure you that any such waiver or amendment would be granted. In such event, we may be required to repay any or all of our existing borrowings, and we cannot assure you that we will be able to borrow under our existing credit agreements, or obtain alternative funding arrangements on commercially reasonable terms, or at all.

In addition, volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. The conversion of our outstanding Convertible Notes and any future issuances of other equity or any future issuances of equity or convertible debt securities could result in significant dilution to our existing stockholders, and any new equity or convertible debt securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A Common Stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

We may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes in cash or to repurchase the Notes upon a fundamental change or change of control under the applicable Notes Indenture (as defined below) governing the Notes or pay the principal amount of the Notes at maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Notes, as applicable.

Holders of the Notes will have the right to require us to repurchase all or a portion of such Notes upon the occurrence of a fundamental change or change of control, as applicable, before the applicable maturity date at a repurchase price as set forth in the Senior Notes Indenture or the indenture governing the applicable series of Convertible Notes (the "Convertible Notes Indenture" and, together with the Senior Notes Indenture, the "Notes Indentures"), as applicable, plus any accrued and unpaid special interest thereon, if any, as set forth in the applicable Notes Indenture. In addition, upon conversion of the Convertible Notes of the applicable series, we will be required to make cash payments in respect of such Convertible Notes being converted, as set forth in the applicable Convertible Notes Indenture. Moreover, we will be required to repay the Notes of the applicable series in cash at their respective maturity unless earlier converted, redeemed or repurchased, as applicable. However, even though we entered into the Credit Agreement, we cannot assure you that we will have enough available cash on hand or be able to obtain financing at the time we are required to make repurchases of such Notes surrendered therefor or pay cash with respect to (i) such series of Convertible Notes being converted or (ii) such series of Notes at their respective maturity.

In addition, our ability to repurchase the Notes of the applicable series or to pay cash (i) upon conversions of the Convertible Notes or (ii) at their respective maturity may be limited by law, regulatory authority, or potential agreements governing our future indebtedness. Further, our failure to repurchase such Notes at a time when the repurchase is required by the applicable Notes Indenture or to pay cash (i) upon conversions of such Convertible Notes or (ii) at their respective maturity, as required by the applicable Notes Indenture, would constitute a default under such Notes Indenture. A default, or the occurrence of a fundamental change or change of control, as applicable, under such Notes Indenture, could also lead to a default under potential agreements governing our future indebtedness. Moreover, the occurrence of a fundamental change or change of control, as applicable, under the applicable Notes Indenture could itself constitute an event of default under any such Notes Indenture. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase such series of Notes or make cash payments upon conversions thereof, as applicable.

The Senior Notes Indenture contains restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest.

The Senior Notes Indenture contains restrictive covenants that may limit our ability, and the ability of our subsidiary guarantors, to, among other things:

- create liens on certain assets to secure debt;

- grant a subsidiary guarantee of certain debt without also providing a guarantee of the 2030 Senior Notes; and

- consolidate or merge with or into, or sell or otherwise dispose of all or substantially all of our assets to, another person.

As a result of these restrictions, we will be limited as to how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration or cross-acceleration of the 2030 Senior Notes. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our failure to comply with the restrictive covenants described above and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due dates. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Convertible Notes is triggered, holders of the Convertible Notes will be entitled under the applicable Convertible Notes Indenture to convert such Convertible Notes at any time during specified periods at their option. If one or more holders of a series elect to convert their Convertible Notes, we would be required to settle a portion or all of our conversion obligation in cash, which could adversely affect our liquidity. In addition, in certain circumstances, such as conversion by holders or redemption, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of such series of Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The capped call transactions may affect the value of the Convertible Notes and our Class A Common Stock and we are subject to counterparty risk.

In connection with the issuances of the Convertible Notes, we entered into capped call transactions with the counterparties with respect to the Convertible Notes. The capped call transactions cover, subject to customary adjustments, the number of shares of our Class A Common Stock initially underlying the Convertible Notes. The capped call transactions are expected to offset the potential dilution as a result of conversion of the Convertible Notes.

The counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our Class A Common Stock and/or purchasing or selling our Class A Common Stock or other securities of ours in secondary market transactions at any time prior to the respective maturity of the Convertible Notes (and are likely to do so on each exercise date of the capped call transactions). This activity could also cause or prevent an increase or a decrease in the market price of our Class A Common Stock.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the Convertible Notes or the shares of our Class A Common Stock. In addition, we do not make any representation that these transactions will not be discontinued without notice.

In addition, the counterparties to the capped call transactions are financial institutions and we will be subject to the risk that one or more of the counterparties may default or otherwise fail to perform, or may exercise certain rights to terminate, their obligations under the capped call transactions. If a counterparty to one or more capped call transaction becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under such transaction. Our exposure will depend on many factors but, generally, it will increase if the market price or the volatility of our Class A Common Stock increases. Upon a default or other failure to perform, or a termination of obligations, by a counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our Class A Common Stock. We can provide no assurances as to the financial stability or viability of the counterparties.

Risks Related to Our Class A Common Stock and Our Charter Provisions

The market price of our Class A Common Stock is likely to be volatile and could decline.

The stock market in general, and the market for SaaS and other technology-related stocks in particular, has been highly volatile. As a result, the market price and trading volume for our Class A Common Stock has been and may continue to be highly volatile, and investors in our Class A Common Stock may experience a decrease in the value of their shares, including

decreases unrelated to our operating performance or prospects. Factors that could cause the market price of our Class A Common Stock to fluctuate significantly include:

- our operating and financial performance and prospects and the performance of other similar companies including our strategic partners and global service providers;

- our quarterly or annual earnings or those of other companies in our industry;

- conditions that impact demand for our subscriptions;

- the public's reaction to our press releases, financial guidance, and other public announcements, and filings with the SEC;

- changes in earnings estimates or recommendations by securities or research analysts who track our Class A Common Stock;

- actual or perceived security breaches, or other privacy or cybersecurity incidents;

- market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- changes in government and other regulations;

- changes in accounting standards, policies, guidance, interpretations, or principles;

- arrival and departure of key personnel;

- sales of common stock by us, our investors, or members of our management team;

- changes in general market, economic, and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, telecommunications failure, cyber-attack, changes in diplomatic or trade relationships, banking crises, civil unrest in various parts of the world, acts of war (including geopolitical tensions related to the war between Russia and Ukraine, resulting sanctions imposed by the U.S. and other countries, and retaliatory actions taken by Russia in response to such sanctions, and the war between Israel and Hamas), terrorist attacks, or other catastrophic events, such as the global outbreak of COVID-19 or any future pandemic; and

- Geopolitical relations between the U.S. and China.

Any of these factors may result in large and sudden changes in the trading volume and market price of our Class A Common Stock and may prevent investors from being able to sell their shares at or above the price they paid for their shares of our Class A Common Stock. Following periods of volatility in the market price of a company's securities, stockholders often file securities class-action lawsuits against such company. Our involvement in a class-action lawsuit could divert our senior management's attention and, if adversely determined, could have a material and adverse effect on our business, reputation, financial condition, and results of operations.

For as long as the dual class structure of our common stock as contained in our charter documents is in effect, voting control will be concentrated with a limited number of stockholders that held our stock prior to our initial public offering, including primarily our founders and their affiliates, and limiting other stockholders' ability to influence corporate matters.

Our Class B common stock, par value $0.0001 per share ("Class B Common Stock" and, together with our Class A Common Stock, our "common stock"), has 10 votes per share, and our Class A Common Stock has one vote per share. Additionally, our Series A Convertible Preferred Stock has voting power measured on an as-converted to Class A Common Stock basis. As of December 31, 2023, stockholders who hold shares of Class B Common Stock, including our founders and certain executive officers, and their affiliates, together hold approximately 54% of the voting power of our outstanding capital stock, and our founders, including our Chairman and Chief Executive Officer, together hold a majority of such voting power. As a result, for as long as the Class B voting structure remains in place, a small number of stockholders who acquired their shares prior to the completion of our initial public offering will continue to have significant influence over the management and affairs of our company and over the outcome of many matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets.

In addition, because of the ten-to-one voting ratio between our Class B and Class A Common Stock, the holders of Class B Common Stock collectively will continue to control many matters submitted to our stockholders for approval even if their stock holdings represent less than 50% of the voting power of the outstanding shares of our capital stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A Common Stock could be adversely affected.

Future transfers by holders of Class B Common Stock will generally result in those shares converting to Class A Common Stock, which may have the effect, over time, of increasing the relative voting power of those holders of Class B Common Stock who retain their shares in the long term. If, for example, Mr. Shmunis retains a significant portion of his holdings of Class B Common Stock for an extended period of time, he could, in the future, control a majority of the combined voting power of our capital stock. As a board member, Mr. Shmunis owes fiduciary duties to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Shmunis is generally entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally.

We have never paid cash dividends and do not anticipate paying any cash dividends on our common stock.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future and plan to, instead, retain any earnings to finance our operations and growth. Because we have never paid cash dividends and do not anticipate paying any cash dividends on our common stock in the foreseeable future, the only opportunity to achieve a return on an investor's investment in our company will be if the market price of our Class A Common Stock appreciates and the investor sells its shares at a profit. There is no guarantee that the price of our Class A Common Stock that will prevail in the market will ever exceed the price that an investor pays.

The holders of Series A Convertible Preferred Stock are entitled to vote on an as-converted to Class A Common Stock basis and have rights to approve certain actions.

The holders of our Series A Convertible Preferred Stock are generally entitled to vote with the holders of our common stock on all matters submitted for a vote of holders of shares of our capital stock (voting together with the holders of shares of common stock as one class) on an as-converted basis. However, the consent of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock (voting together as a separate class) is required in order for us to take certain actions, including (i) any amendment, alteration, or repeal of (A) any provision of our certificate of incorporation or bylaws that adversely affects, in any material respect, the rights, preferences, privileges, or voting power of the Series A Convertible Preferred Stock or the holders thereof or (B) any provision of our certificate of designations, (ii) issuances of securities that are senior to, or equal in priority with, the Series A Convertible Preferred Stock as to dividend rights or rights on the distribution of assets on liquidation, (iii) any increase or decrease in the authorized number of shares of Series A Convertible Preferred Stock or issuances thereof, and (iv) any dividend on our common stock that is a one-time special dividend of $100,000,000 or more. As a result, the holders of Series A Convertible Preferred Stock may in the future have the ability to influence the outcome of certain matters affecting our governance and capitalization.

The issuance of shares of our Series A Convertible Preferred Stock reduces the relative voting power of holders of our common stock, and the conversion of those shares into shares of our Class A Common Stock would dilute the ownership of our common stockholders and may adversely affect the market price of our Class A Common Stock.

The holders of our Series A Convertible Preferred Stock are generally entitled to vote, on an as-converted basis, together with holders of our common stock, on all matters submitted to a vote of the holders of our capital stock, which reduces the relative voting power of the holders of our common stock. In addition, the conversion of our Series A Convertible Preferred Stock into Class A Common Stock would dilute the ownership interest of existing holders of our common stock, and any conversion of the Series A Convertible Preferred Stock would increase the number of shares of our Class A Common Stock available for public trading, which could adversely affect prevailing market prices of our Class A Common Stock.

Our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to the rights of, our common stockholders, which could adversely affect our liquidity and financial condition.

The holders of our Series A Convertible Preferred Stock have the right to receive payments as to dividend rights and on account of the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our business before any payment may be made to holders of any other class or series of capital stock. In addition, upon prior written notice of certain change of control events, all shares of Series A Convertible Preferred Stock will automatically be redeemed by us for a repurchase price equal to $1,000 per share of each share of Series A Convertible Preferred Stock (the "Liquidation Preference"). These dividend and share repurchase obligations could impact our liquidity and reduce the amount of cash flows

available for working capital, capital expenditures, growth opportunities, acquisitions, and other general corporate purposes. Our obligations to the holders of our Series A Convertible Preferred Stock could also limit our ability to obtain additional financing, which could have an adverse effect on our financial condition. The preferential rights could also result in divergent interests between the holders of our Series A Convertible Preferred Stock and holders of our common stock.

We cannot guarantee that our stock repurchase programs will be fully implemented or that they will enhance long-term stockholder value.

On February 13, 2023, our board of directors authorized a share repurchase program under which we may repurchase up to $175.0 million of our outstanding Class A Common Stock, subject to certain limitations. Subsequently, on each of May 16, 2023, November 1, 2023 and February 7, 2024, our board of directors authorized additional share repurchase programs under which we may repurchase up to an additional $125.0 million and $100.0 million, and $150 million, respectively, of our outstanding Class A Common Stock, also subject to certain limitations. We plan to fund repurchases under these programs from our future cash flow generation, as well as from additional potential sources of cash including capped calls associated with the Convertible Notes. Under the programs, share repurchases may be made at our discretion from time to time in open market transactions, privately negotiated transactions, or other means. The programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares of our Class A Common Stock. As of December 31, 2023, we have repurchased approximately $315.0 million of our Class A Common Stock under these programs. The timing and number of any future shares repurchased under the programs will depend on a variety of factors, including stock price, trading volume, and general business and market conditions. Our board of directors will review the programs periodically and may authorize adjustments of their terms, if appropriate. As a result, there can be no guarantee around the timing or volume of our share repurchases. The programs could affect the price of our Class A Common Stock, increase volatility and diminish our cash reserves. These programs may be suspended or terminated at any time and, even if fully implemented, may not enhance long-term stockholder value. Refer to Part II, Item 5 of this Annual Report on Form 10-K for additional information.

Anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware corporate law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A Common Stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, up to 100,000,000 shares of undesignated preferred stock, 200,000 share of which are currently designated as Series A Convertible Preferred Stock;

- require that, once our outstanding shares of Class B Common Stock represent less than a majority of the combined voting power of our common stock, any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent; specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, or our Chief Executive Officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- prohibit cumulative voting in the election of directors;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

- state that the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock is required to amend our bylaws and certain provisions of our certificate of incorporation; and

- reflect two classes of common stock, as discussed above.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder without obtaining specified approvals.

General Risk Factors

Changes in effective tax rates, or adverse outcomes resulting from examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expiration of, or lapses in, the research and development tax credit laws;

- expiration or non-utilization of net operating loss carryforwards;

- tax effects of share-based compensation;

- expansion into new jurisdictions;

- potential challenges to and costs related to implementation and ongoing operation of our intercompany arrangements;

- changes in tax laws and regulations and accounting principles, or interpretations or applications thereof; and

- certain non-deductible expenses as a result of acquisitions.

Any changes in our effective tax rate could adversely affect our results of operations.

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates and otherwise adversely affect our tax positions and/or our tax liabilities. For example, in 2019, France introduced a digital services tax at a rate of 3% on revenues derived from digital activities in France, and other jurisdictions are proposing or could introduce similar laws in the future. In addition, the United States recently introduced a 1% excise tax on stock buybacks, which could increase the cost to us of implementing our share repurchase programs or repurchasing our Series A Preferred Stock, and a 15% alternative minimum tax on adjusted financial statement income. Many countries, including the United States, and organizations such as the Organization for Economic Cooperation and Development are also actively considering changes to existing tax laws or have proposed or enacted new laws that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business, including a proposed 15% global minimum tax. The Council of the European Union has adopted the proposed 15% global minimum tax, which has been implemented into the domestic laws of some jurisdictions, effective for fiscal years beginning on or after December 31, 2023 for multinationals that meet the annual threshold of at least EUR 750 million of consolidated revenues. Any of these developments or changes in U.S. federal or state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates, tax payments, tax credits, or incentives will not be adversely affected by these or other developments or changes in law.

If our internal control over financial reporting is not effective, it may adversely affect investor confidence in our company.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our independent registered public accounting firm, KPMG LLP, is required to and has issued an attestation report as of December 31, 2023. While management concluded internal control over financial reporting was at a reasonable assurance level as of December 31, 2023, there can be no assurance that material weaknesses will not be identified in the future. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. As a result, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Our remediation efforts may not enable us to avoid a material weakness in the future.

If our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A Common Stock to decline, and we may be subject to investigation or sanctions by the SEC.

The nature of our business requires the application of complex revenue and expense recognition rules and the current legislative and regulatory environment affecting generally accepted accounting principles is uncertain. Significant changes in current principles could affect our financial statements going forward and changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and harm our operating results.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the "FASB"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies' accounting policies are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements.

We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of the change. While we are not aware of any specific event or circumstance that would require a material update to our estimates, judgments or assumptions, this may change in the future. In addition, if we were to change our critical accounting estimates, including those related to the recognition of subscription revenue and other revenue sources, our operating results could be significantly affected.

Our estimates or judgments relating to our critical accounting policies may be based on assumptions that change or prove to be incorrect, such as with respect to our recoverability assessment for prepaid sales commission balances with Avaya, which could cause our results of operations to fall below expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management affect revenues, the allowance for doubtful accounts, valuation of long-term investments, deferred and prepaid sales commission costs, goodwill, useful lives of intangible assets, share-based compensation, capitalization of internally developed software, return reserves, provision for income taxes, uncertain tax positions, loss contingencies, sales tax liabilities, and accrued liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. Our accounting policies that involve judgment include those related to revenues the allowance for doubtful accounts, valuation of long-term investments, deferred and prepaid sales commission costs, goodwill, useful lives of intangible assets, share-based compensation, capitalization of internally developed software, return reserves, provision for income taxes, uncertain tax positions, loss contingencies, sales tax liabilities and accrued liabilities. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations could be adversely affected, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Our corporate headquarters, one of our data centers and co-location facilities, our third-party customer service and support facilities, and a research and development facility are located near known earthquake fault zones, and the occurrence of an earthquake, tsunami, or other catastrophic disaster could damage our facilities or the facilities of our contractors, which could cause us to curtail our operations.

Our corporate headquarters and many of our data centers, co-location and research and development facilities, and third-party customer service call centers are located in the U.S. (including in the state of California), Spain, Georgia, Bulgaria, and several countries in Asia, including China, the Philippines, India, and Australia. Many of these locations are near known earthquake fault zones, which are vulnerable to damage from earthquakes and tsunamis, or are in areas subject to hurricanes. We and our contractors are also vulnerable to other types of disasters, such as power loss, fire, floods, pandemics such as the global outbreak of COVID-19, cyber-attack, war (including ongoing geopolitical tensions related to the war between Russia and

Ukraine, resulting sanctions imposed by the U.S. and other countries, and retaliatory actions taken by Russia in response to such sanctions, and the ongoing war between Israel and Hamas), political unrest, and terrorist attacks and similar events that are beyond our control. If any disasters or geopolitical conflicts were to occur or worsen, our ability to operate our business could be seriously impaired, and we may endure system interruptions, reputational harm, loss of intellectual property, delays in our subscriptions development, lengthy interruptions in our services, breaches of data security, and loss of critical data, all of which could harm our future results of operations. In addition, we do not carry earthquake insurance and we may not have adequate insurance to cover our losses resulting from other disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

If research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our Class A Common Stock, our stock price and trading volume may decline.

The trading market for our Class A Common Stock will depend in part on the research and reports that research analysts publish about us and our business. If we do not maintain adequate research coverage or if one or more analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, the price of our Class A Common Stock may decline. If one or more of the research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our Class A Common Stock may decrease, which could cause our stock price or trading volume to decline.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

We have an enterprise-wide information security program designed to protect, identify, detect, respond to and manage reasonably foreseeable cybersecurity risks and threats. Furthermore, to protect our information systems and data from cybersecurity threats, we use various security tools that help prevent, identify, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, internal reporting, monitoring and detection tools, and a bug bounty program to allow security researchers to assist us in identifying vulnerabilities in our products before they are exploited by malicious threat actors. We also maintain a third party risk management program to identify, prioritize, assess, mitigate and remediate third party risks; however, we rely on the third parties we use to implement security programs commensurate with their risks, and we cannot ensure in all circumstances that their efforts will be successful.

We recognize the critical importance of maintaining the safety and security of our systems and data and have a holistic process for overseeing and managing cybersecurity and related risks. This process is owned by the Chief Information Security Officer ("CISO") and is supported by both management and our board of directors.

The CISO reports to the Chief Information Officer ("CIO") and is responsible for management of cybersecurity risk and the protection and defense of our networks, systems and data. The CISO manages a team of cybersecurity professionals with broad experience and expertise, including in cybersecurity threat assessments and detection, mitigation technologies, cybersecurity training, incident response, cyber forensics, insider threats and regulatory compliance. Our CISO has served in various information technology and security leadership roles for over 20 years, including serving as the Chief Information Security Officer at 8x8 Communications and Lam Research Corporation. He holds a B.S. degree in Information Technology from the University of the Pacific and an M.B.A. from the University of Southern California.

Our board of directors oversees our enterprise risk management activities in general, and receives regular updates on the company's risk management process and the risk trends related to cybersecurity. The audit committee specifically assists the board of directors in its oversight of risks related to cybersecurity. To help ensure effective oversight, the audit committee receives regular reports on information security and cybersecurity from the CISO.

We have an established process and playbook led by our CISO governing our assessment, containment, mitigation, response and internal and external disclosures upon the occurrence of a cybersecurity incident. Depending on the nature and severity of an incident, this process provides for escalating notification to our CEO and the board of directors (including our lead independent director and the audit and committee chair).

Our approach to cybersecurity risk management includes the following key elements:

•   *Multi-Layered Defense and Continuous Monitoring* - We work to protect our computing environments and products from cybersecurity threats through multi-layered defenses and apply lessons learned from our defense and monitoring efforts to help prevent future attacks. We utilize data analytics to detect anomalies and search for cyber threats. Our Cybersecurity Operations Center provides comprehensive cyber threat detection and response capabilities and maintains a 24 hour, seven day per week monitoring system which complements the technology, processes, and threat detection techniques we use to monitor, manage, and mitigate cybersecurity threats. From time to time, we engage third party consultants or other advisors to assist in assessing, identifying and/or managing cybersecurity threats. We also periodically use our internal audit function to conduct additional reviews and assessments.

•   *Insider Threats* - We maintain an insider threat program designed to identify, assess, and address potential risks from within our company. Our program evaluates potential risks consistent with industry practices, customer requirements and applicable law, including privacy and other considerations.

•   *Information Sharing and Collaboration* - We work with government and local law enforcement, customers, industry and/or supplier partners to gather and develop best practices and share information to address cyber threats. These relationships enable the rapid sharing of threat and vulnerability mitigation information.

•   *Third Party Risk Assessments* - We conduct information security assessments before sharing or allowing the hosting of sensitive data in computing environments managed by third parties, and our standard terms and conditions contain contractual provisions requiring certain security protections.

•   *Training and Awareness* - We provide on at least an annual basis awareness training to our employees to help identify, avoid and mitigate cybersecurity threats. Our employees with network access participate quarterly in required training, including spear phishing, social engineering and other awareness training. We also periodically host tabletop exercises with management and other employees to practice rapid cyber incident response.

•   *Supplier Engagement* - We require our suppliers to comply with our standard information security terms and conditions, in addition to any requirements from our customers, as a condition of doing business with us, and require them to complete information security questionnaires to review and assess any potential cyber-related risks depending on the nature of the services being provided.

Although the "Risk Factors" section includes further detail about the material cybersecurity risks we face, we believe that risks from prior cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business to date.

We continue to invest in the cybersecurity and resiliency of our networks and to enhance our internal controls and processes, which are designed to help protect our systems and infrastructure, and the information they contain. For more information regarding the risks we face from cybersecurity threats, please see "Risk Factors."

ITEM 2.   PROPERTIES

Our corporate headquarters is located in Belmont, California, and consists of approximately 110,000 square feet of office space under leases that expire in July 2026.

We also lease office space in Denver, Colorado; Charlotte, North Carolina; Dallas, Texas; London, England; Paris, France; Alicante, Spain; Sofia, Bulgaria; Tel Aviv, Israel; Xiamen and Hangzhou, China; and other small offices worldwide. In addition, we lease space from third-party datacenter hosting facilities under co-location agreements that support our cloud infrastructure, the most significant locations being Vienna and Ashburn, Virginia; San Jose and Santa Clara, California; Chicago, Illinois; Amsterdam, the Netherlands; Zurich, Switzerland; Frankfurt, Germany; Bangalore and Mumbai, India; Johannesburg, South Africa; and other small locations worldwide. We believe that we will be able to obtain additional space at other locations at commercially reasonable terms to support our continuing expansion.

ITEM 3.   LEGAL PROCEEDINGS

Information with respect to this item may be found in Note 10 – *Commitments and Contingencies* in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, under "Legal Matters" which is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A Common Stock has been listed on the New York Stock Exchange under the symbol "RNG" since September 27, 2013.

Our Class B Common Stock is not listed or traded on any stock exchange.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

Stockholders

As of February 12, 2024, there were 15 stockholders of record of our Class A Common Stock and Class B Common Stock. Because most of our shares of Class A Common Stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

Sales of Unregistered Equity Securities and Use of Proceeds

We did not sell any equity securities which were not registered under the Securities Act during the fiscal year ended December 31, 2023 that were not otherwise disclosed in our Quarterly Reports on Form 10-Q or our Current Reports on Form 8-K.

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding the securities authorized for issuance under our equity compensation plans can be found under Item 12 in this Annual Report on Form 10-K.

Issuer Purchases of Equity Securities

The following table summarizes the share repurchase activity of our Class A Common Stock for the three months ended December 31, 2023 (in thousands, except per-share amounts):

Period	Total number of shares purchased [1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs [1]	Approximate dollar value of shares that may yet be purchased under the program [1]
Balance as of September 30, 2023				50,591
October 1, 2023 to October 31, 2023	— $	—	—	50,591
Authorization of November 2023 share repurchase program [1]	— $	—	—	100,000
November 1, 2023 to November 30, 2023	743,170 $	28.83	743,170	129,200
December 1, 2023 to December 31, 2023	1,353,732 $	32.73	1,353,732	85,036
Balance as of December 31, 2023	2,096,902		2,096,902	85,036

(1)   On November 1, 2023, our board of directors authorized a share repurchase program under which we may repurchase up to $100.0 million of the Company's outstanding shares of Class A Common Stock, subject to certain limitations. On February 7, 2024, our board of directors increased their authorization by $150 million, also subject to certain limitations. The

authorization under these programs expires on December 31, 2024. Please refer to Note 11 – *Stockholders' Deficit and Convertible Preferred Stock* in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information.

Stock Performance Graph

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act of 1933, as amended, except to the extent we specifically incorporate it by reference into such filing.

The graph below matches RingCentral Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the Russell 1000 index and the NASDAQ Computer index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2018 to December 31, 2023. The stock price performance on the following graph is not intended to forecast or be indicative of future stock price performance of our Class A Common Stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among RingCentral Inc., the Russell 1000 Index
and the NASDAQ Computer Index

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2024 Russell Investment Group. All rights reserved.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6.   [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. As discussed in the section entitled "Special Note Regarding Forward-Looking Statements," the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ significantly from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this report, particularly in the section entitled "Risk Factors" included under Part I, Item1A.

This section of this Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussion regarding our financial condition and results of operations for fiscal 2022 as compared to fiscal 2021 is included in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 23, 2023.

Overview

We are a leading provider of AI-driven global enterprise cloud communications, video meetings, collaboration, and contact center software-as-a-service ("SaaS") solutions. We believe that our innovative, cloud-based communication and contact center solutions disrupt the large market for business communications and collaboration by providing flexible and cost-effective solutions that support mobile and distributed workforces. We enable convenient and effective communications for organizations across all their locations and employees, enabling them to be more productive and more responsive.

Our cloud-based business communications and collaboration solutions are designed to be easy to use, providing a user identity across multiple locations and devices, including smartphones, tablets, PCs and desk phones. Our solutions can be deployed rapidly and configured and managed easily. Our cloud-based solutions are location and device independent and better suited to address the needs of modern mobile and global enterprise workforces than are legacy on-premises systems. Through our open Application Programming Interface (API) platform, we enable third-party developers and customers to integrate our solution with leading business applications to customize their own business workflows.

We have a portfolio of cloud-based offerings that are subscription based, made available at different rates varying by the specific functionalities, services, and number of users. We primarily generate revenues from the sale of subscriptions to our offerings. Our subscription plans have monthly, annual, or multi-year contractual terms. We believe that this flexibility in contract duration is important to meet the different needs of our customers. For the years ended December 31, 2023 and 2022, subscriptions revenues accounted for 90% or more of our total revenues. The remainder of our revenues are primarily comprised of product revenues from the sale of pre-configured phones and professional services. We do not develop or manufacture physical phones and only offer them as a convenience to our customers. We rely on third-party providers to develop and manufacture these devices and fulfillment partners to successfully serve our customers.

We use our direct inside sales force and indirect sales channels to market our brand and our subscription offerings. Our indirect sales channels who sell our solutions consist of:

- Regional and global network of resellers and distributors;

- Strategic partners who market and sell our MVP or other solutions, including co-branded solutions.

- Global Service Providers including AT&T, TELUS, BT, Vodafone, DT, Optus, 1&1 Versatel and Ecotel in Germany, MCM in Mexico, Frontier, Charter Communications and others.

Our revenue growth has primarily been driven by our flagship RingCentral MVP, RingCentral contact center solutions, and recurring license and other fees. Our revenue is derived from sales through our direct and indirect sales channels, including resellers and distributors, strategic partners and global service providers. As of December 31, 2023, we had customers from a range of industries, including financial services, education, healthcare, legal services, real estate, retail, technology, insurance, construction, hospitality, and state and local government, among others. For the years ended December 31, 2023, 2022 and 2021, the vast majority of our total revenues were generated in the U.S. and Canada.

The growth of our business and our future success depend on many factors, including our ability to expand our customer base, expand our indirect sales channels, continue to innovate, grow revenues from our existing customer base, expand our distribution channels, and scale internationally.

In the fourth quarter of each of 2023 and 2022, our board of directors approved a reduction-in-force plan as part of broader efforts to optimize the Company cost structure. We are actively implementing various measures to enhance operational efficiencies throughout the Company. These include disciplined spending, increased productivity, efficiency gains, and optimizing our go-to-market strategies.

Macroeconomic Conditions and Other Factors

We are subject to risks and exposures caused by the current macroeconomic environment. Macroeconomic factors include increased inflation, increased interest rates, supply chain disruptions, decreased economic output, geopolitical conflict and fluctuations in currency exchange rates, all of which can cause uncertainty. We have experienced more cautious buying behavior from larger customers manifesting itself in smaller initial deployments. We have experienced elevated sales cycle times for our up-market customers, as customers required additional approvals before making purchase decisions. We are also seeing less upsell of additional MVP services within our existing base as customers have slowed hiring and rationalized their employee counts. We anticipate this behavior may persist until the macroeconomic environment becomes less uncertain. If these conditions continue, they could have an adverse impact on our results. We continuously monitor the impact of these circumstances on our business and financial results, as well as the overall global economy and geopolitical landscape. The implications of macroeconomic conditions on our business, results of operations and overall financial position, particularly in the long term, remain uncertain.

Key Business Metrics

In addition to United States generally accepted accounting principles ("U.S. GAAP") and financial measures such as total revenues, gross margin, and cash flows from operations, we regularly review a number of key business metrics to evaluate growth trends, measure our performance, and make strategic decisions. We discuss revenues and gross margin under "Results of Operations", and cash flow from operations and free cash flows under "Liquidity and Capital Resources." Other key business metrics are discussed below.

Annualized Exit Monthly Recurring Subscriptions

We believe that our Annualized Exit Monthly Recurring Subscriptions ("ARR") is a leading indicator of our anticipated subscriptions revenues. We believe that trends in revenue are important to understanding the overall health of our business, and we use these trends in order to formulate financial projections and make strategic business decisions. Our ARR equals our Monthly Recurring Subscriptions multiplied by 12. Our Monthly Recurring Subscriptions equals the monthly value of all customer recurring charges at the end of a given month. For example, our Monthly Recurring Subscriptions at December 31, 2023 was $194.1 million. As such, our ARR at December 31, 2023 was $2.33 billion compared to $2.10 billion at December 31, 2022.

Net Monthly Subscription Dollar Retention Rate

We believe that our Net Monthly Subscription Dollar Retention Rate provides insight into our ability to retain and grow subscriptions revenue, as well as our customers' potential long-term value to us. We believe that our ability to retain our customers and expand their use of our solutions over time is a leading indicator of the stability of our revenue base and we use these trends in order to formulate financial projections and make strategic business decisions. We define our Net Monthly Subscription Dollar Retention Rate as (i) one plus (ii) the quotient of Dollar Net Change divided by Average Monthly Recurring Subscriptions.

We define Dollar Net Change as the quotient of (i) the difference of our Monthly Recurring Subscriptions at the end of a period minus our Monthly Recurring Subscriptions at the beginning of a period minus our Monthly Recurring Subscriptions at the end of the period from new customers we added during the period, all divided by (ii) the number of months in the period. We define our Average Monthly Recurring Subscriptions as the average of the Monthly Recurring Subscriptions at the beginning and end of the measurement period.

For example, if our Monthly Recurring Subscriptions were $118 at the end of a quarterly period and $100 at the beginning of the period, and $20 at the end of the period from new customers we added during the period, then the Dollar Net Change would be equal to ($0.67), or the amount equal to the difference of $118 minus $100 minus $20, all divided by three months. Our Average Monthly Recurring Subscriptions would equal $109, or the sum of $100 plus $118, divided by two. Our Net Monthly Subscription Dollar Retention Rate would then equal 99.4%, or approximately 99%, or one plus the quotient of the Dollar Net Change divided by the Average Monthly Recurring Subscriptions.

Our key business metrics for the five quarterly periods ended December 31, 2023 were as follows (dollars in billions):

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Net Monthly Subscription Dollar Retention Rate	>99%	>99%	>99%	>99%	>99%
Annualized Exit Monthly Recurring Subscriptions	$ 2.33	$ 2.26	$ 2.22	$ 2.16	$ 2.10

Components of Results of Operations

Revenues

Our revenues for the years presented consisted of subscriptions and other revenues. Our subscriptions revenue primarily includes recurring fixed plan subscription fees, variable usage-based fees for usage in excess of plan limits, one-time fees, recurring license and other fees, derived from sales through our direct and indirect sales channels, including resellers and distributors, strategic partners and global service providers. We provide subscription services to our customers pursuant to contractual arrangements that range in duration typically from one month to five years. Our subscription services are based on the functionalities and services selected by a customer and may automatically renew for additional periods at the end of the initial subscription term. We believe that this flexibility in contract duration is important to meet the different needs of our customers.

We generally bill our subscription fees in advance. We recognize subscription revenue over the term of the agreement. Amounts billed in excess of revenue recognized for the period are reported as deferred revenue on our Consolidated Balance Sheets.

We also generate revenues through sales of our subscriptions and products by resellers, strategic partners, and global service providers. When we control the performance of the contractual obligations, we record the revenues on a gross basis and amounts retained by our resellers are recorded as sales and marketing expense. Our assumption of such control is evidenced when, among other things, we are primarily responsible for the delivery of the service or products, have inventory risk, and have discretion in establishing pricing of the arrangement.

"Other revenues" includes product revenues from the sale of pre-configured phones, and professional services. Product revenue is recognized when the product has been delivered to the customer. Professional services revenue is recognized as and when services are delivered.

Cost of Revenues and Gross Margin

Our cost of subscriptions revenue primarily consists of fees paid to third-party telecommunications providers, network operations, costs to build out and maintain data centers, including co-location fees for the right to place our servers in data centers owned by third parties, depreciation of servers and equipment, along with related utilities and maintenance costs, amortization of acquired technology related intangible assets, personnel costs associated with customer support of the functionality of our platform and data center operations, including share-based compensation expenses, and allocated costs of facilities and information technology.

We define subscriptions gross margins as subscriptions revenue minus the cost of subscriptions revenue expressed as a percentage of subscriptions revenue.

Cost of other revenue is comprised primarily of the cost associated with the purchase of phones, personnel costs for employees and contractors, including share-based compensation expenses, cost of third parties used for professional services, and allocated costs of facilities and information technology.

Operating Expenses

We classify our operating expenses as research and development, sales and marketing, general and administrative expenses, and asset write-down charges.

Our research and development efforts are focused on developing new and expanded features for our solutions, integrations with distributors and other software platforms, and improvements to our backend architecture. Research and development expenses consist primarily of personnel costs for employees and contractors, including share-based compensation

expenses, and allocated costs of facilities and information technology, software tools, product certification, and the impact of the restructuring activities in 2023 and 2022. We expense research and development costs as incurred, except for certain internal-use software development costs that we capitalize. We will continue to innovate and invest in current and future software development projects while driving efficiencies.

Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs for employees and contractors directly associated with our sales and marketing activities including share-based compensation expenses, internet advertising fees, television, radio and billboard advertising, public relations, commissions paid to employees, resellers and other third parties, amortization of capitalized sales commissions, trade shows, credit card fees, marketing and promotional activities, amortization of acquired customer relationship intangibles, allocated costs of facilities and information technology, and the impact of the restructuring activities in 2023 and 2022. We expect to incur incremental sales and marketing expenses to support our growth while driving cost efficiencies by further optimizing our go-to-market strategies, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses.

General and administrative expenses consist primarily of personnel costs, including share-based compensation expenses, for employees and contractors engaged in infrastructure and administrative activities to support the day-to-day operations of our business. Other significant components of general and administrative expenses include professional service fees, allocated costs of facilities and information technology, cost of compliance with certain government-imposed taxes, the costs of legal matters, business acquisition costs, loss contingencies, and the impact of the restructuring activities in 2023 and 2022. We will continue to invest in processes, systems, and personnel to support our anticipated revenue growth while driving efficiencies.

Asset write-down charges consist of write-offs related to our assets, including deferred and prepaid sales commission and acquired intangibles balances, whenever events or changes in circumstances have occurred that could indicate the carrying amount of such assets may not be recoverable.

Other Income (Expense), Net

Interest expenses consist primarily of interest costs on our debt arrangements, as well as amortization of the debt discount and issuance costs in connection with our long-term debt.

Other income (expenses) consist primarily of the following items:

- unrealized gains and losses from fair value adjustments on our long-term investments;

- Gains and losses on extinguishment of debt relating to the partial repurchase of our convertible notes;

- the realized impact on foreign exchange resulting from the settlement of our foreign currency assets and liabilities as well as unrealized impact on foreign exchange resulting from remeasurement of transactions and monetary assets and liabilities denominated in non-functional currencies; and

- interest income from our investments.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenues. The historical results presented below are not necessarily indicative of the results that may be expected for any future period (in thousands):

	Year ended December 31,		
	2023	2022	2021
Revenues			
Subscriptions	$ 2,100,329	$ 1,887,756	$ 1,482,080
Other	102,100	100,574	112,674
Total revenues	2,202,429	1,988,330	1,594,754
Cost of revenues			
Subscriptions	557,050	531,098	345,948
Other	107,241	110,633	102,421
Total cost of revenues	664,291	641,731	448,369
Gross profit	1,538,138	1,346,599	1,146,385
Operating expenses			
Research and development	335,851	362,256	309,739
Sales and marketing	1,068,050	1,057,231	854,156
General and administrative	333,048	292,898	284,276
Asset write-down charges	—	283,689	—
Total operating expenses	1,736,949	1,996,074	1,448,171
Loss from operations	(198,811)	(649,475)	(301,786)
Other income (expense), net			
Interest expense	(35,997)	(4,807)	(64,382)
Other income (expense)	77,963	(219,771)	(7,554)
Other income (expense), net	41,966	(224,578)	(71,936)
Loss before income taxes	(156,845)	(874,053)	(373,722)
Provision for income taxes	8,395	5,113	2,528
Net loss	$ (165,240)	$ (879,166)	$ (376,250)

*Percentage of Total Revenues**

	Year ended December 31,		
	2023	2022	2021
Revenues			
Subscriptions	95 %	95 %	93 %
Other	5	5	7
Total revenues	100	100	100
Cost of revenues			
Subscriptions	25	27	22
Other	5	6	6
Total cost of revenues	30	32	28
Gross profit	70	68	72
Operating expenses			
Research and development	15	18	19
Sales and marketing	48	53	54
General and administrative	15	15	18
Asset write-down charges	—	14	—
Total operating expenses	79	100	91
Loss from operations	(9)	(33)	(19)
Other income (expense), net			
Interest expense	(2)	0	(4)
Other income (expense)	4	(11)	—
Other income (expense), net	2	(11)	(5)
Loss before income taxes	(7)	(44)	(23)
Provision for income taxes	—	—	—
Net loss	(8 %)	(44 %)	(24 %)

* Percentages may not add up due to rounding.

Comparison of Fiscal Years Ended December 31, 2023, 2022, and 2021:

Revenues

(in thousands, except percentages)	Year ended December 31,				Year ended December 31,			
	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Revenues								
Subscriptions	$ 2,100,329	$ 1,887,756	$ 212,573	11 %	$ 1,887,756	$ 1,482,080	$ 405,676	27 %
Other	102,100	100,574	1,526	2 %	100,574	112,674	(12,100)	(11)%
Total revenues	$ 2,202,429	$ 1,988,330	$ 214,099	11 %	$ 1,988,330	$ 1,594,754	$ 393,576	25 %
Percentage of revenues								
Subscriptions	95 %	95 %			95 %	93 %		
Other	5	5			5	7		
Total	100 %	100 %			100 %	100 %		

*Subscriptions revenue. S*ubscriptions revenue increased by $212.6 million, or 11%, during fiscal year 2023 as compared to fiscal year 2022. The increase was primarily due to the acquisition of new customers, upsells of MVP seats and additional offerings to our existing customer base, derived from sales through our direct and indirect sales channels, including resellers and distributors, strategic partners and global service providers. Although we expect to continue to add new customers and increase the usage of our product for existing customers, we will monitor the impact of macroeconomic factors that could

have an impact on customer buying behavior and demand, including contract duration, timing of customer purchases, churn, upsell and down-sell, renewals, payment terms, and credit card declines, all of which could cause variability in our revenue.

Other revenues. Other revenues increased by $1.5 million, or 2%, during fiscal year 2023 as compared to fiscal year 2022, primarily due to higher professional services revenue compared to the respective prior year period. Due to evolving hybrid work environments, we continued to see a shift towards using RingCentral apps on laptops and mobile devices over traditional desktop phones which impacted the demand of phones and timing of professional services. We will continue to monitor the impact of the macroeconomic factors on phone and professional services revenue.

Cost of Revenues and Gross Margin

(in thousands, except percentages)	Year ended December 31,		$ Change	% Change	Year ended December 31,		$ Change	% Change
	2023	2022			2022	2021		
Cost of revenues								
Subscriptions	$ 557,050	$ 531,098	$ 25,952	5 %	$ 531,098	$ 345,948	$ 185,150	54 %
Other	107,241	110,633	(3,392)	(3)%	110,633	102,421	8,212	8 %
Total cost of revenues	$ 664,291	$ 641,731	$ 22,560	4 %	$ 641,731	$ 448,369	$ 193,362	43 %
Percentage of revenues								
Subscriptions	25 %	27 %			27 %	22 %		
Other	5 %	6 %			6 %	6 %		
Gross margins								
Subscriptions	73 %	72 %			72 %	77 %		
Other	(5)%	(10)%			(10)%	9 %		
Total gross margin %	70 %	68 %			68 %	72 %		

Subscription cost of revenues and gross margin. Cost of subscriptions revenues increased by $26.0 million, or 5%, during fiscal year 2023 as compared to fiscal year 2022. The higher cost of subscription revenues was primarily due to an increase in third-party costs of $29.5 million to support our solution offerings, infrastructure support costs of $13.1 million, and personnel and contractor-related costs of $5.7 million, partially offset by $23.3 million decrease in the amortization of our intangible assets.

During fiscal year 2023 as compared to fiscal year 2022, our subscription gross margin improved due to lower amortization of acquired intangible assets and higher subscription revenue.

We expect to continue investing in our infrastructure and capacity to improve the availability of our subscription offerings, supporting the growth of both our new and existing customers.

Other cost of revenues and gross margin. Cost of other revenues decreased by $3.4 million, or (3)%, during fiscal year 2023 as compared to fiscal year 2022, primarily due to decrease in costs associated with sale of phones.

Research and Development

(in thousands, except percentages)	Year ended December 31,		$ Change	% Change	Year ended December 31,		$ Change	% Change
	2023	2022			2022	2021		
Research and development	$ 335,851	$ 362,256	$ (26,405)	(7)%	$ 362,256	$ 309,739	$ 52,517	17 %
Percentage of total revenues	15 %	18 %			18 %	19 %		

Research and development expenses decreased by $26.4 million, or (7)%, during fiscal year 2023 as compared to fiscal year 2022, primarily due to a $31.1 million reduction in personnel and contractor costs, partially offset by $5.7 million increase in professional fees. Of the total decrease in personnel and contractor costs, $21.2 million was due to reduction in headcount, and $14.2 million was due to reduction in costs associated with the relocation of our third-party contractors resulting from the Russia-Ukraine conflict, partially offset by $5.1 million due to higher share-based compensation expense primarily driven by equity awards granted to new and existing employees.

We believe that continued investment in our products is important for our future growth, and we expect our research and development expenses to continue to increase in absolute dollars, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses.

Sales and Marketing

(in thousands, except percentages)	Year ended December 31,				Year ended December 31,			
	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Sales and marketing	$ 1,068,050	$ 1,057,231	$ 10,819	1 %	$ 1,057,231	$ 854,156	$ 203,075	24 %
Percentage of total revenues	48 %	53 %			53 %	54 %		

Sales and marketing expenses increased by $10.8 million, or 1%, during fiscal year 2023 as compared to fiscal year 2022, primarily due to an increase in third-party commissions of $57.9 million, amortization of deferred sales commission costs of $20.6 million, and professional fees of $6.1 million, partially offset by decrease in advertising and marketing costs of $45.8 million, and decrease in personnel and contractor costs of $26.5 million primarily attributed to reduction in headcount.

We expect to incur incremental sales and marketing expenses to support our growth while driving cost efficiencies by further optimizing our go-to-market strategies.

General and Administrative

(in thousands, except percentages)	Year ended December 31,				Year ended December 31,			
	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
General and administrative	$ 333,048	$ 292,898	$ 40,150	14 %	$ 292,898	$ 284,276	$ 8,622	3 %
Percentage of total revenues	15 %	15 %			15 %	18 %		

General and administrative expenses increased by $40.2 million, or 14%, during fiscal year 2023 as compared to fiscal year 2022, primarily due to an increase in personnel and contractor costs of $33.2 million, and professional fees of $5.2 million. Of the total increase in personnel and contractor costs, $34.1 million was due to higher share-based compensation expense primarily driven by equity awards granted to new and existing employees including performance stock units ("PSUs"), partially offset by a decrease of $3.2 million due to reduction in headcount.

We put in place PSUs in 2023 to demonstrate alignment between management incentives and company performance. These PSUs are accounted for under graded vesting method which results in higher compensation in the year of the grant compared to restricted stock units.

We will continue to invest in processes, systems, and personnel to support our anticipated revenue growth while driving efficiencies.

Asset Write-Down Charges

(in thousands, except percentages)	Year ended December 31,				Year ended December 31,			
	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Asset write-down charges	$ —	$ 283,689	$ (283,689)	nm	$ 283,689	$ —	$ 283,689	nm
Percentage of total revenues	— %	14 %			14 %	— %		

nm - not meaningful

Asset write-down charges decreased by $283.7 million during fiscal year 2023 as compared to fiscal year 2022, primarily due to the non-cash write-down of our prepaid sales commission balances in the second half of 2022 in connection with our strategic partnerships with Avaya. Refer to Note 5 – *Strategic Partnerships* the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for further information regarding our assessment of our deferred and prepaid sales commission balances with our strategic partners.

Other Income (Expense), Net

(in thousands, except percentages)	Year ended December 31,				Year ended December 31,			
	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Interest expense	$ (35,997)	$ (4,807)	$ (31,190)	nm	$ (4,807)	$ (64,382)	$ 59,575	nm
Other income (expense)	77,963	(219,771)	297,734	nm	(219,771)	(7,554)	(212,217)	nm
Other income (expense), net	$ 41,966	$ (224,578)	$ 266,544	nm	$ (224,578)	$ (71,936)	$ (152,642)	nm

nm - not meaningful

Other expense, net, decreased by $266.5 million during fiscal year 2023 as compared to fiscal year 2022.

During fiscal year 2023, we recorded a gain of $53.4 million from the partial repurchase of our Convertible Notes, $12.5 million increase in interest income, and $11.5 million gain recognized in connection with our amended agreement with a strategic partner, partially offset by interest expense of $36.0 million, of which $33.9 million is related to our long-term debt. The interest expense has increased by $31.2 million during fiscal year 2023 as compared to fiscal year 2022, driven by interest under our Credit Agreement entered into in February 2023, and 2030 Senior Notes issued in August 2023. Refer to Note 6, *Long-Term Debt*, in the accompanying notes to the Consolidated Financial Statements for further detail on our interest obligations on these debt facilities.

During fiscal year 2022, we recorded an unrealized loss of $207.7 million from our long-term investments and net write-down charge of $13.9 million primarily due to the non-cash write-down of our prepaid sales commission balances in the second half of 2022 in connection with our strategic partnerships with Avaya. Refer to Note 5 – *Strategic Partnerships* the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for further information regarding our assessment of our deferred and prepaid sales commission balances with our strategic partners.

Other income and expense, net, can fluctuate in the future due to changes in interest rates on our money market funds, interest expense on our Credit Agreement, asset write-down charges, and fluctuations in currency exchange rates in the current macroeconomic environment.

Net Loss

Net loss decreased by $713.9 million during fiscal year 2023 as compared to fiscal year 2022 driven by reduction in loss from operations and other expenses, net.

Loss from operations during fiscal year 2023 decreased by $450.7 million as compared to fiscal year 2022, primarily driven by $283.7 million due to the non-cash write-down of our prepaid sales commission balances in the second half of 2022 in connection with our strategic partnerships with Avaya, and a reduction in expenses arising from operational efficiencies across the business during fiscal year 2023 primarily due to disciplined spending, increased productivity, efficiency gains, and optimizing our go-to-market strategies.

Other expense, net, decreased by $266.5 million during fiscal year 2023, as compared to fiscal year 2022, primarily due to unrealized loss of $207.7 million from our long-term investments, and net write-down charge of $13.9 million related to accrued interest on our prepaid sales commission balance recognized during fiscal year 2022 that did not recur in 2023. The remaining reduction is driven by a gain of $53.4 million from the partial repurchase of our Convertible Notes, $12.5 million increase in interest income, and $11.5 million gain recognized in connection with our amended agreement with a strategic partner, partially offset by incremental interest expense of $31.2 million recorded during fiscal year 2023.

Liquidity and Capital Resources

Liquidity is a measure of our ability to access sufficient cash flows to meet the short-term and long-term cash requirements of our business operations, and debt obligations as they become due.

We finance our operations primarily through sales to our customers, which could be billed either monthly or annually one year in advance. For customers with annual or multi-year contracts and those who opt for annual invoicing, we generally invoice only one annual period in advance and revenue is deferred for such advanced billings. We also have access to additional liquidity from our term loan and revolving credit facility. As of December 31, 2023 and 2022, we had cash and cash equivalents of $222.2 million and $270.0 million, respectively.

During the year ended December 31, 2023, we raised $788.6 million, net of debt discount and issuance costs from our Term Loan and 2030 Senior Notes. We used these proceeds, along with $29.1 million of our available cash to repurchase $879.6 million principal amount of our outstanding 2025 and 2026 Convertible Notes. Refer to Note 6, *Long-Term Debt*, in the accompanying notes to the Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information. We were in compliance with all debt covenants as of December 31, 2023.

As of December 31, 2023, we have $75.0 million remaining under our delayed draw-down Term Loan and $225.0 million remaining under our revolving credit facility. We expect to utilize the remaining commitment under our Term Loan and a portion of future free cash flows we expect to generate to address the remaining $161.3 million of our 2025 Convertible Notes that will mature in March 2025.

In February, May and November 2023, our board of directors authorized a share repurchase program up to an aggregate of $400.0 million of our outstanding shares of Class A Common Stock, subject to certain limitations. During fiscal year 2023, we repurchased and subsequently retired 10 million shares of our Class A Common Stock, for an aggregate amount of approximately $315 million. As of December 31, 2023, approximately $85.0 million remained authorized and available under our share repurchase programs for future share repurchases. In February 2024, our board of directors authorized an incremental $150 million share repurchase, subject to certain limitations.

In July 2023, we completed the acquisition of certain assets of Hopin, Inc. ("Hopin"), a virtual events platform. We paid a total purchase price consideration of $22.2 million, which included $14.7 million in cash, and acquisition date fair-value of contingent consideration of $7.5 million, capped at $35.0 million based on the achievement of specified performance targets over multiple years, paid quarterly in cash.

We believe that our operations, existing liquidity sources as well as capital resources and ability to raise cash through additional financing will satisfy our future cash requirements and obligations for at least the next 12 months. Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer growth, acquisitions and expansions, sales and marketing, research and development, increased general and administrative expenses to support the anticipated growth in our operations, and capital equipment required to support our headcount and in support of our co-location data center facilities, our interest payments for both our Term Loan and 2030 Senior Notes, the repurchase, repayment or otherwise settlement of a portion of our 2025 Convertible Notes and/or our 2026 Convertible Notes, as well as the impact of the global macroeconomic conditions. Our capital expenditures in future periods are expected to grow in line with our business. We continually evaluate our capital needs and may decide to raise additional capital to fund the growth of our business for general corporate purposes through public or private equity offerings or through additional debt financing. The timing and amount of any such financing requirements will depend on a number of factors, including the maturity dates of our existing debt. We may from time to time seek to refinance certain of our outstanding debt through issuances of new notes or convertible debt, term loans, exchange transactions or repurchases. Such issuances, exchanges or repurchases, if any, will depend on prevailing market conditions, our ability to negotiate acceptable terms, our liquidity position and other factors. There can be no assurance that any financing will be available on acceptable terms due to uncertainties resulting from rising interest rates, higher inflation, economic uncertainty, instability in the banking sector, or other factors, and any additional equity financing would result in incremental ownership dilution to our existing stockholders. In the future, we may also make investments in or acquire businesses or technologies that could require us to seek additional equity or debt financing. Access to additional capital may not be available or on favorable terms. The uncertainty created by the global economic conditions, including concerns about rising inflation and an associated economic downturn, may also impact our customers' ability to pay on a timely basis, which could negatively impact our operating cash flows.

Cash Flows

The table below provides selected cash flow information for the periods indicated (in thousands):

| | Year ended December 31, | | | | | |
	2023		2022		2021	
Net cash provided by operating activities	$	399,662	$	191,305	$	152,151
Net cash used in investing activities		(90,449)		(87,210)		(396,829)
Net cash used in financing activities		(358,018)		(98,218)		(127,051)
Effect of exchange rate changes		1,016		(3,055)		(962)
Net increase (decrease) in cash and cash equivalents	$	(47,789)	$	2,822	$	(372,691)

Net Cash Provided by Operating Activities

Cash provided by operating activities is driven by the timing of customer collections, as well as the amount and timing of disbursements to our vendors, the amount of cash we invest in personnel, marketing, and infrastructure costs to support the anticipated growth of our business, and payments under strategic arrangements.

Net cash provided by operating activities was $399.7 million for the year ended December 31, 2023. The cash flow from operating activities was driven by timing of cash receipts from customers and global service providers, primarily offset by cash payments for personnel-related costs and to vendors and interest expense on our debt obligations.

Net cash provided by operating activities for the year ended December 31, 2023, increased by $208.4 million as compared to the year ended December 31, 2022. This change reflects working capital impacts resulting from the timing of payments and collections as well as higher operating margin driven by cost efficiencies.

Net Cash Used In Investing Activities

Our primary investing activities have consisted of our capital expenditures and expenditures for internal-use software, intellectual property assets, and cash paid for business acquisitions.

Net cash used in investing activities was $90.4 million for the year ended December 31, 2023, primarily due to capital expenditures including personnel-related costs associated with development of internal-use software of $75.7 million, and net cash paid of $14.7 million to acquire Hopin.

Net cash used in investing activities for the year ended December 31, 2023 increased by $3.2 million as compared to the year ended December 31, 2022. The increase was primarily due to net cash paid of $14.7 million to acquire Hopin, partially offset by $10.7 million from lower capital expenditures and costs associated with internal-use software development.

Net Cash Used In Financing Activities

Our primary financing activities have consisted of raising capital through the issuance of stock under our stock plans and incurrence of debt including from the drawdown of our Term Loan in connection with our Credit Agreement, and the offering of our 2030 Senior Notes, offset by repurchases of our Class A Common Stock and the partial repurchase of our Convertible Notes.

Net cash used in financing activities was $358.0 million for the year ended December 31, 2023, primarily due to payments of approximately $311.1 million to repurchase and retire 10 million shares of our Class A Common Stock pursuant to our share repurchase program, and $821.0 million paid toward the partial repurchase of our Convertible Notes from $785.7 million of proceeds, net of debt issuance costs, from the issuance of both our Term Loan and 2030 Senior Notes in fiscal year 2023.

Net cash used in financing activities for the year ended December 31, 2023, increased by $259.8 million as compared to the year ended December 31, 2022. This decrease was primarily due to higher payments of $211.3 million to repurchase and retire shares of our Class A Common Stock, and $821.0 million paid, including third-party costs for partial repurchase of our

Convertible Notes and $785.7 million of proceeds net of debt issuance costs, from the drawdown under our Term Loan and the offering of our 2030 Senior Notes.

Non-GAAP Adjusted, Unlevered Free Cash Flow

To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flow generated from our operations. We define adjusted, unlevered free cash flow, a non-GAAP financial measure, as GAAP net cash provided by (used in) operating activities adjusted for capital expenditures including purchases of property and equipment and capitalized internal-use software, strategic partnerships, repayment of convertible notes attributable to debt discount, restructuring and other non-recurring payments, and cash paid for interest. We believe information regarding adjusted, unlevered free cash flow provides useful information to management and investors in understanding the strength of liquidity and available cash. A limitation of the use of adjusted, unlevered free cash flow is that it does not represent the total increase or decrease in our cash balance for the period. Adjusted, unlevered free cash flow should not be considered in isolation or as an alternative to cash flows from operations and should be considered alongside our other GAAP-based financial liquidity performance measures, such as net cash provided by operating activities and our other GAAP financial results.

The improvement in our adjusted, unlevered free cash flow is driven by operating leverage and efficiencies throughout the business. Our adjusted, unlevered free cash flow generation allows us to employ our capital allocation strategy that includes evaluating organic and inorganic investments, repurchasing shares, and addressing our convertible debt maturities.

The following table presents a reconciliation of adjusted, unlevered free cash flow to net cash provided by operating activities, the most directly comparable GAAP measure, for each of the periods presented (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Net cash provided by operating activities	$ 399,662	$ 191,305	$ 152,151
Less:			
Capitalized expenditures	(75,740)	(86,443)	(72,651)
Strategic partnerships [1]	(50,250)	(30,000)	—
Add:			
Repayment of convertible notes attributable to debt discount	—	—	10,131
Restructuring and other payments	35,102	28,010	—
Cash paid for interest, net of interest rate swap	16,629	347	309
Non-GAAP adjusted, unlevered free cash flow	$ 325,403	$ 103,219	$ 89,940

(1) During the year ended December 31, 2022, the Company updated the terms of its arrangement with certain strategic partners and, in connection with these changes, a portion of the original advance payments were refunded.

Backlog

We have generally signed new customers contracts with varying length, from month-to-month to multi-year terms for our subscription services. At any point in the contract term, there can be amounts allocated to services that we have not yet contractually performed, which constitute a backlog. Until we meet our performance obligations, we do not recognize them as revenues in our consolidated financial statements. Given the variability in our contract length, we believe that backlog is not a reliable indicator of future revenues and we do not utilize backlog as a key management metric internally.

Deferred Revenue

Deferred revenue primarily consists of the unearned portion of monthly or annual invoiced fees for our subscriptions, which we recognize as revenue in accordance with our revenue recognition policy. For customers with multi-year contracts, we generally invoice for only one monthly or annual subscription period in advance. Therefore, our deferred revenue balance does not capture the full contract value of multi-year contracts. Accordingly, we believe that deferred revenue is not a reliable indicator of future revenues and we do not utilize deferred revenue as a key management metric internally.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2023 (in thousands):

	Payments due by period				
	Up to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating lease obligations (1)	$ 18,643	$ 23,237	$ 7,228	$ 701	$ 49,809
Supplier financing arrangements (2)	2,464	1,267	463	—	4,194
Principal payments on long-term debt (3)	20,000	810,391	330,000	400,000	1,560,391
Contractual interest payments on long-term debt (3)	65,641	126,492	97,886	68,000	358,019
Purchase obligations (4)	95,405	78,490	56,193	4,135	234,223
Total	$ 202,153	$ 1,039,877	$ 491,770	$ 472,836	$ 2,206,636

(1) Represents obligations under non-cancellable lease agreements for our corporate and worldwide offices, and colocation data centers. For more information regarding our lease obligations, refer to Note 9 - *Leases* included in Part II, Item 8, in this Annual Report on Form 10-K for additional information.

(2) Amounts include established financing arrangements with certain third-party financial institutions and participating suppliers. For more information regarding our supplier financing arrangements, refer to Note 1 - *Description of Business and Summary of Significant Accounting Policies* included in Part II, Item 8, in this Annual Report on Form 10-K for additional information.

(3) Represents our principal and contractual interest payments on our long-term debt. For more information regarding our long-term debt, refer to Note 6 - *Long-Term Debt* included in Part II, Item 8, in this Annual Report on Form 10-K for additional information.

(4) Purchase obligations are primarily related to third-party managed hosting services and represent our non-cancellable open purchase orders and contractual obligations for which we have not received the goods or services as of December 31, 2023.

Indemnification Obligations

Certain of our agreements with sales agents, resellers and customers include provisions for indemnification against liabilities if our products infringe a third party's intellectual property rights. To date, we have not incurred any material costs as a result of such indemnification provisions and have not accrued any liabilities related to such obligations in the consolidated financial statements as of December 31, 2023.

Contingencies

We are and may be in the future subject to certain legal proceedings and from time to time may be involved in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters, and other matters relating to various claims that arise in the normal course of business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount of loss. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to be incorrect, it could have a significant impact on our results of operations, financial position, and cash flows.

Refer to Note 10 – *Commitments and Contingencies* of the notes to the consolidated financial statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. In other cases, management's judgment is required in selecting among available alternative accounting standards that provide for different accounting treatment for similar transactions. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the amounts we report as assets, liabilities, revenues, costs, and expenses, and affect the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. In many instances, we could reasonably use different accounting estimates, and in some instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, our

actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected. A summary of our significant accounting policies is included in Note 1 of the notes to the consolidated financial statements included in Part II, Item 8, which is incorporated herein by reference. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue Recognition

We primarily derive our revenues from subscriptions, sale of products, and professional services. Subscriptions revenue is generally recognized over the period of the subscription contract. Subscription contracts generally allow the customers to terminate their services at any time during the first 30 to 60 days of the subscription period and are charged for the term of usage. Upon cancellation during the termination period, customers receive a pro-rata refund for any amounts paid. After the end of the termination period, the contract is non-cancellable and the customer is obligated to pay for the remaining term of the contract. For sale of products, revenue is recognized when control is transferred. For professional services, revenue is recognized as and when services are rendered.

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements and the anticipated effects on our consolidated financial statements, see Note 1 to the consolidated financial statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" in this Annual Report on Form 10-K, which is incorporated herein by reference.

ITEM 7A.   Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Risk

The majority of our sales and contracts are denominated in U.S. dollars, and therefore our net revenue is not currently subject to significant foreign currency risk. As part of our international operations, we charge customers in British Pounds, European Union ("EU") Euro, Canadian Dollars and Australian Dollars, among others. Fluctuations in foreign currency exchange rates and volatility in the market due to global economic conditions could cause variability in our subscriptions revenues, total revenues, annualized exit monthly recurring subscriptions revenues and operating results. Our operating expenses are generally denominated in the currencies of the countries in which our operations are located, which are primarily in the U.S., and to a lesser extent in Canada, Europe, and Asia-Pacific. The functional currency of our foreign subsidiaries is generally the local currency. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. During fiscal 2023, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements. As our international operations continue to expand, risks associated with fluctuating foreign currency rates may increase. We will continue to reassess our approach to managing these risks.

Interest Rate Risk

As of December 31, 2023, we had cash and cash equivalents of $222.2 million. We invest our cash and cash equivalents in short-term money market funds. The carrying amount of our cash equivalents reasonably approximates fair values. Due to the short-term nature of our money-market funds, we believe that exposure to changes in interest rates will not have a material impact on the fair value of our cash equivalents. Interest income may further fluctuate in the future due to interest rate volatility in the current macroeconomic environment. During fiscal year 2023, a hypothetical 10% increase or decrease in overall interest rates would not have had a material impact on our interest income.

As of December 31, 2023, we had $161.3 million and $609.1 million outstanding from our 2025 Convertible Notes and 2026 Convertible Notes, respectively. We carry the Convertible Notes at face value less unamortized discount on our balance sheet, and we present the fair value for required disclosure purposes only. The Convertible Notes have a zero percent fixed annual interest rate and, therefore, we have no economic exposure to changes in interest rates. The fair value of the Convertible Notes is exposed to interest rate risk. Generally, the fair value of our fixed interest rate Convertible Notes will increase as interest rates decline and decrease as interest rates increase. In addition, the fair values of the Convertible Notes are affected by our stock price. The fair value of the Convertible Notes will generally increase as our Class A common stock price increases and will generally decrease as our Class A common stock price decrease in value.

As of December 31, 2023, we had no amounts outstanding under our Revolving Credit Facility and $390.0 million outstanding under our Term Loan under our Credit Agreement. Borrowings under our Credit Agreement will bear interest under a floating rate mechanism, which exposes us to interest-rate risk. To address this risk, we entered into a five-year floating-to-fixed interest rate swap agreement with the objective of reducing exposure to the fluctuating interest rates associated with our variable rate borrowing program by paying a fixed interest rate of 3.79%, plus a margin of 2% to 3%. The interest rate swap agreement was effective beginning June 30, 2023, and terminates on February 14, 2028, consistent with the duration of the maturity of the Term Loan. Our interest rate swap agreement is designated as cash flow hedge and highly effective in offsetting changes in our future expected cash flows due to the fluctuation of our variable rate debt.

As of December 31, 2023, we had $400.0 million outstanding under our 2030 Senior Notes. The 2030 Senior Notes have fixed annual interest rates, and therefore we do not have economic interest rate exposure on these debt obligations. However, the fair values of the 2030 Senior Notes are exposed to interest rate risk. Generally, the fair values of the Senior Notes will increase as interest rates fall and decrease as interest rates rise.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs in connection with the operation of our business were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

ITEM 8.   CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

RINGCENTRAL, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

RingCentral, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of RingCentral, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for convertible debt as of January 1, 2022 due to the adoption of Financial Accounting Standards Board's Accounting Standards Update No. 2020-06.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the Sufficiency of Audit Evidence Over Subscriptions Revenue

As discussed in Note 1 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company recorded $2,202.4 million of total revenues for the year ended December 31, 2023, of which $2,100.3 million related to subscriptions. There are high volumes of subscription transactions processed across multiple information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence over subscriptions revenue as a critical audit matter. This matter required especially subjective auditor judgment because of the number of IT applications involved in the subscriptions revenue recognition process. This matter also included determining the nature and extent of audit evidence obtained over subscriptions revenue, and the need to involve IT professionals to assist with the performance of certain procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's subscriptions revenue process, including associated IT controls. We applied auditor judgment to determine the nature and extent of procedures to be performed over subscriptions revenue, including the determination of the IT applications subject to testing. We assessed the recorded subscriptions revenue by selecting transactions and comparing the amounts recognized for consistency with underlying documentation, including contracts with customers. We also involved IT professionals with specialized skills and knowledge, who assisted in testing certain IT applications that are used by the Company in its subscriptions revenue recognition process. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

San Francisco, California
February 22, 2024

RINGCENTRAL, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value per share)

	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 222,195	$ 269,984
Accounts receivable, net	364,438	311,318
Deferred and prepaid sales commission costs	184,620	158,865
Prepaid expenses and other current assets	77,396	55,849
Total current assets	848,649	796,016
Property and equipment, net	184,390	185,400
Operating lease right-of-use assets	42,989	35,433
Deferred and prepaid sales commission costs, non-current	395,724	438,579
Goodwill	67,370	54,335
Acquired intangibles, net	393,767	528,051
Other assets	12,024	35,848
Total assets	$ 1,944,913	$ 2,073,662
Liabilities, Temporary Equity, and Stockholders' Deficit		
Current liabilities		
Accounts payable	$ 53,295	$ 62,721
Accrued liabilities	325,632	380,113
Current portion of long-term debt, net	20,000	—
Deferred revenue	233,619	209,725
Total current liabilities	632,546	652,559
Long-term debt, net	1,525,482	1,638,411
Operating lease liabilities	28,178	20,182
Other long-term liabilities	61,827	45,848
Total liabilities	2,248,033	2,357,000
Commitments and contingencies (Note 10)		
Series A convertible preferred stock, $0.0001 par value; 200 shares authorized at December 31, 2023 and 2022; 200 shares issued and outstanding at December 31, 2023 and 2022	199,449	199,449
Stockholders' deficit		
Class A common stock, $0.0001 par value; 1,000,000 shares authorized at December 31, 2023 and 2022; 83,543 and 85,461 shares issued and outstanding at December 31, 2023 and 2022	8	9
Class B common stock, $0.0001 par value; 250,000 shares authorized at December 31, 2023 and 2022; 9,924 and 9,924 shares issued and outstanding at December 31, 2023 and 2022	1	1
Additional paid-in capital	1,204,781	1,059,880
Accumulated other comprehensive loss	(8,223)	(8,781)
Accumulated deficit	(1,699,136)	(1,533,896)
Total stockholders' deficit	(502,569)	(482,787)
Total liabilities, temporary equity and stockholders' deficit	$ 1,944,913	$ 2,073,662

See accompanying notes to consolidated financial statements

RINGCENTRAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,		
	2023	**2022**	**2021**
Revenues			
Subscriptions	$ 2,100,329	$ 1,887,756	$ 1,482,080
Other	102,100	100,574	112,674
Total revenues	2,202,429	1,988,330	1,594,754
Cost of revenues			
Subscriptions	557,050	531,098	345,948
Other	107,241	110,633	102,421
Total cost of revenues	664,291	641,731	448,369
Gross profit	1,538,138	1,346,599	1,146,385
Operating expenses			
Research and development	335,851	362,256	309,739
Sales and marketing	1,068,050	1,057,231	854,156
General and administrative	333,048	292,898	284,276
Asset write-down charges	—	283,689	—
Total operating expenses	1,736,949	1,996,074	1,448,171
Loss from operations	(198,811)	(649,475)	(301,786)
Other income (expense), net			
Interest expense	(35,997)	(4,807)	(64,382)
Other income (expense)	77,963	(219,771)	(7,554)
Other income (expense), net	41,966	(224,578)	(71,936)
Loss before income taxes	(156,845)	(874,053)	(373,722)
Provision for income taxes	8,395	5,113	2,528
Net loss	$ (165,240)	$ (879,166)	$ (376,250)
Net loss per common share			
Basic and diluted	$ (1.74)	$ (9.23)	$ (4.10)
Weighted-average number of shares used in computing net loss per share			
Basic and diluted	94,912	95,239	91,738

See accompanying notes to consolidated financial statements

RINGCENTRAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

		Year ended December 31,				
		2023		**2022**		**2021**
Net loss	$	(165,240)	$	(879,166)	$	(376,250)
Other comprehensive income (loss)						
Foreign currency translation adjustments		3,070		(9,425)		(6,162)
Unrealized loss on derivative instruments		(2,512)		—		—
Total other comprehensive income (loss)		558		(9,425)		(6,162)
Comprehensive loss	$	(164,682)	$	(888,591)	$	(382,412)

See accompanying notes to consolidated financial statements

81

RINGCENTRAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
(in thousands)

	Common stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' (Deficit) Equity
	Shares	Amount				
Balance as of December 31, 2020	90,430	$ 9	$ 673,950	$ 6,806	$ (372,306)	$ 308,459
Issuance of common stock in connection with Equity Incentive and Employee Stock Purchase plans, net of tax withholdings	2,598	—	15,172	—	—	15,172
Issuance of common stock in connection with investments	1,281	—	299,410	—	—	299,410
Equity component from repurchase or redemption of convertible notes	—	—	(269,584)	—	—	(269,584)
Temporary equity reclassification, convertible notes	—	—	3,787	—	—	3,787
Share-based compensation	—	—	364,135	—	—	364,135
Other comprehensive loss	—	—	—	(6,162)	—	(6,162)
Net loss	—	—	—	—	(376,250)	(376,250)
Balance as of December 31, 2021	94,309	$ 9	$ 1,086,870	$ 644	$ (748,556)	$ 338,967
Cumulative effect of accounting change (Note 1)	—	—	(329,280)	—	93,826	(235,454)
Issuance of common stock in connection with Equity Incentive and Employee Stock Purchase plans, net of tax withholdings, and other commercial arrangements	3,373	1	21,418	—	—	21,419
Repurchases of common stock	(2,297)	—	(99,793)	—	—	(99,793)
Share-based compensation	—	—	380,665	—	—	380,665
Other comprehensive loss	—	—	—	(9,425)	—	(9,425)
Net loss	—	—	—	—	(879,166)	(879,166)
Balance as of December 31, 2022	95,385	$ 10	$ 1,059,880	$ (8,781)	$ (1,533,896)	$ (482,787)
Issuance of common stock in connection with Equity Incentive and Employee Stock Purchase plans, net of tax withholdings	6,337	—	7,625	—	—	7,625
Issuance of common stock in connection with strategic partnership arrangement	1,693	—	55,015			55,015
Repurchases of common stock	(9,948)	(1)	(316,321)	—	—	(316,322)
Share-based compensation	—	—	398,582	—	—	398,582
Other comprehensive income	—	—	—	558	—	558
Net loss	—	—	—	—	(165,240)	(165,240)
Balance as of December 31, 2023	93,467	$ 9	$ 1,204,781	$ (8,223)	$ (1,699,136)	$ (502,569)

See accompanying notes to consolidated financial statements

RINGCENTRAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities			
Net loss	$ (165,240)	$ (879,166)	$ (376,250)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	233,940	246,561	125,292
Share-based compensation	426,679	386,009	357,965
Unrealized loss on investments	1,506	203,483	14,611
Asset write-down and other charges	—	305,351	—
Amortization of deferred and prepaid sales commission costs	138,134	115,184	74,165
Amortization of debt discount and issuance costs	4,566	4,468	64,063
Loss (gain) on early extinguishment of debt	(53,400)	—	1,736
Repayment of convertible notes attributable to debt discount	—	—	(10,131)
Reduction of operating lease right-of-use assets	20,469	19,907	18,025
Provision for bad debt	6,852	9,367	8,132
Other	1,486	4,327	809
Changes in assets and liabilities:			
Accounts receivable	(57,819)	(87,843)	(64,940)
Deferred and prepaid sales commission costs	(156,734)	(235,869)	(178,358)
Prepaid expenses and other assets	14,492	3,812	9,111
Accounts payable	(21,213)	(6,166)	17,852
Accrued and other liabilities	9,101	89,473	74,517
Deferred revenue	17,681	33,275	34,227
Operating lease liabilities	(20,838)	(20,868)	(18,675)
Net cash provided by operating activities	399,662	191,305	152,151
Cash flows from investing activities			
Purchases of property and equipment	(23,513)	(32,713)	(28,959)
Capitalized internal-use software	(52,227)	(53,730)	(43,692)
Cash paid for business combination, net of cash acquired	(14,709)	—	—
Purchases of intangible assets and long-term investments	—	(3,990)	(324,178)
Proceeds from sale of marketable equity investments	—	3,223	—
Net cash used in investing activities	(90,449)	(87,210)	(396,829)
Cash flows from financing activities			
Proceeds from issuance of stock in connection with stock plans	16,687	15,855	36,721
Payments for taxes related to net share settlement of equity awards	(9,062)	(7,598)	(21,549)
Payments for repurchase of common stock	(311,088)	(99,793)	—
Proceeds from issuance of long-term debt, net of issuance costs	785,749	—	—
Proceeds from series A convertible preferred stock, net of issuance costs	—	—	199,449
Payments for the repurchase of convertible notes	(820,960)	—	(333,632)
Repayments of principal on term loan	(10,000)	—	—
Repayment of financing obligations	(5,777)	(4,815)	(4,160)
Payment for contingent consideration	(3,567)	(1,867)	(3,880)
Net cash used in financing activities	(358,018)	(98,218)	(127,051)
Effect of exchange rate changes	1,016	(3,055)	(962)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(47,789)	2,822	(372,691)
Cash, cash equivalents, and restricted cash			
Beginning of year	269,984	267,162	639,853
End of year	$ 222,195	$ 269,984	$ 267,162
Supplemental disclosure of cash flow data:			
Cash paid for interest, net of interest rate swap	$ 16,629	$ 347	$ 309
Cash paid for income taxes, net of refunds	$ 10,940	$ 3,726	$ 1,388
Non-cash investing and financing activities			
Common stock issued in connection with strategic partnership arrangement	$ 55,014	$ —	$ —
Common stock issued for acquisition of intangible assets	$ —	$ —	$ 302,600
Contingent consideration	$ 7,461	$ —	$ 50,000
Equipment and capitalized internal-use software purchased and unpaid at period end	$ 3,953	$ 6,808	$ 7,343
Acquisition of intangibles	$ 3,629	$ —	$ —
Equipment acquired under financing obligations	$ 2,997	$ —	$ 6,898

See accompanying notes to consolidated financial statements

RINGCENTRAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

RingCentral, Inc. (the "Company") is a leading provider of AI-driven global enterprise cloud communications, video meetings, collaboration, and contact center software-as-a-service solutions. The Company was incorporated in California in 1999 and was reincorporated in Delaware on September 26, 2013.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and include the consolidated accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management affect revenues, the allowance for doubtful accounts, deferred and prepaid sales commission costs, goodwill, useful lives of intangible assets, share-based compensation, capitalization of internally developed software, return reserves, derivative instruments, provision for income taxes, uncertain tax positions, loss contingencies, sales tax liabilities and accrued liabilities. Management periodically evaluates these estimates and will make adjustments prospectively based upon the results of such periodic evaluations. Actual results may differ from these estimates.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is generally the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as part of a separate component of stockholders' equity and reported in the Consolidated Statements of Comprehensive Loss. Foreign currency transaction gains and losses are included in net loss for the period. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at fair value.

Allowance for Doubtful Accounts

For the years ended December 31, 2023 and 2022, a portion of revenues were realized from credit card transactions while the remaining revenues generated accounts receivable. The Company determines provisions based on historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with delinquent accounts.

Below is a summary of the changes in allowance for doubtful accounts for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	Balance at beginning of year		Provision, net of recoveries		Write-offs		Balance at end of year
Year ended December 31, 2023							
Allowance for doubtful accounts	$	9,581	$	6,852	$	3,961	$	12,472
Year ended December 31, 2022							
Allowance for doubtful accounts	$	8,026	$	9,367	$	7,812	$	9,581
Year ended December 31, 2021							
Allowance for doubtful accounts	$	5,184	$	8,132	$	5,290	$	8,026

Derivative Instruments and Hedging

The Company measures its derivative financial instruments at fair value and recognizes them as assets and liabilities in the Consolidated Balance Sheets. The Company records changes in the fair value of derivative financial instruments designated as cash flow hedges in other comprehensive income (loss). When a hedged transaction affects earnings, the Company subsequently reclassifies the net derivative gain or loss within earnings into the same line as the hedged item on the Consolidated Statements of Operations to offset the changes in the hedged transaction.

The cash flow effects related to derivative financial instruments designated as cash flow hedges are included within operating activities on the Consolidated Statements of Cash Flows.

Internal-Use Software Development Costs

The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage, provided that management with the relevant authority authorizes and commits to the funding of the project, it is probable the project will be completed, and the software will be used to perform the function intended. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized internal-use software development costs are included in property and equipment and are amortized on a straight-line basis over their estimated useful lives.

For the years ended December 31, 2023 and 2022, the Company capitalized $56.0 million and $59.2 million, net of impairment, of internal-use software development costs, respectively. The carrying value of internal-use software development costs was $131.6 million and $119.4 million as of December 31, 2023 and 2022, respectively.

Property and Equipment, net

Property and equipment, net is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of those assets as follows:

Computer hardware and software	3 to 5 years
Internal-use software development costs	3 to 5 years
Furniture and fixtures	1 to 5 years
Leasehold improvements	Shorter of the estimated lease term or useful life

The Company evaluates the recoverability of property and equipment and intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets or asset groups may not be recoverable. Recoverability of these assets or asset groups is measured by comparing the carrying amounts of such assets or asset groups to the future undiscounted cash flows that such assets or asset groups are expected to generate. If this evaluation indicates that the carrying amount of the assets or asset groups is not recoverable, the carrying amount of such assets or asset groups is reduced to its estimated fair value.

Maintenance and repairs are charged to expense as incurred.

Business Combinations

The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed as of the acquisition date. The excess of the fair value of purchase consideration over the fair values of the tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Leases

The Company determines if a contract is a lease or contains a lease at the inception of the contract and reassesses that conclusion if the contract is modified. All leases are assessed for classification as an operating lease or a finance lease. Operating lease right-of-use ("ROU") assets are presented separately on the Company's Consolidated Balance Sheets. Operating lease liabilities are separated into a current portion, included within accrued liabilities on the Company's Consolidated Balance Sheets, and a non-current portion included within operating lease liabilities on the Company's

Consolidated Balance Sheets. The Company does not have significant finance lease ROU assets or liabilities. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date.

The Company's lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. Because the rate implicit in the lease is not readily determinable, the Company generally uses an incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date. The Company factors in publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.

The term of the Company's leases is equal to the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also include options to renew or extend the lease (including by not terminating the lease) that the Company is reasonably certain to exercise. The Company establishes the term of each lease at lease commencement and reassesses that term in subsequent periods when one of the triggering events outlined in Topic 842, Leases, occurs. Operating lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company's lease contracts often include lease and non-lease components. For facility leases, the Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component. For the Company's other contracts that include leases, the Company accounts for the lease and non-lease components separately.

The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term. Additionally, for certain facility leases, the Company applies a portfolio approach, whereby it effectively accounts for the operating lease ROU assets and liabilities for multiple leases as a single unit of account because the accounting effect of doing so is not material.

Goodwill and Intangible Assets

Goodwill is tested for impairment at the reporting unit level at a minimum on an annual basis or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The Company conducted its annual impairment test of goodwill in the fourth quarter of 2023 and 2022 and determined that no adjustment to the carrying value of goodwill was required.

Intangible assets consist of purchased customer relationships and developed technology. Intangible assets are amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from two to five years. No residual value is estimated for intangible assets.

Convertible Debt

Prior to the adoption of ASU 2020-06, the Company bifurcated the debt and equity (the contingently convertible feature) components of its convertible debt instruments in a manner that reflects its nonconvertible debt borrowing rate at the time of issuance. The equity components of the convertible debt instruments were recorded within stockholders' (deficit) equity net of allocated issuance discount. The debt issuance discount was amortized to interest expense in the Consolidated Statements of Operations using the effective interest method over the expected term of the convertible debt.

Upon adoption of ASU 2020-06 on January 1, 2022, the Company is no longer recording the conversion feature of its convertible notes in equity. Instead, the Company combined the previously separated equity component with the liability component, which together is now classified as debt, thereby eliminating the subsequent amortization of the debt discount as interest expense. Similarly, the portion of issuance costs previously allocated to equity was reclassified to debt and amortized as interest expense. Accordingly, on January 1, 2022 opening balance sheet, the Company recorded a decrease to accumulated deficit of approximately $93.8 million, a decrease to additional paid-in capital of $329.3 million, and an increase to convertible notes, net of approximately $235.5 million.

Supplier Financing Arrangements

The Company has established financing arrangements with certain third-party financial institutions and participating suppliers to be repaid over different terms ranging up to five years. Some of these financing arrangements are collateralized against property and equipment. As of December 31, 2023 and 2022, the Company's outstanding financing obligations related to such arrangements included in accrued liabilities and other long-term liabilities were $4.2 million and $6.6 million, respectively.

Concentrations

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. The Company's accounts receivable are primarily derived from sales by resellers and to larger direct customers. The Company maintains an allowance for doubtful accounts for estimated potential credit losses. As of December 31, 2023, 2022 and 2021, and for the years then ended, none of the Company's customers accounted for more than 10% of total accounts receivable, total revenues, or subscription revenues.

Long-lived assets by geographic location is based on the location of the legal entity that owns the asset. As of December 31, 2023 and 2022, approximately 94% of the Company's consolidated long-lived assets were located in the U.S. No other single country outside of the U.S. represented more than 10% of the Company's consolidated long-lived assets as of December 31, 2023 and 2022.

Revenue Recognition

The Company derives its revenues primarily from subscriptions, sale of products, and professional services. Revenues are recognized when control is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or products.

The Company determines revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenues as follows:

Subscriptions revenue

Subscriptions revenue is generated from fees that provide customers access to one or more of the Company's software applications and related services. These arrangements have contractual terms typically ranging from one month to five years and include recurring fixed plan subscription fees, variable usage-based fees for usage in excess of plan limits, one-time fees, recurring license and other fees, derived from sales through our direct and indirect sales channels, including resellers and distributors, strategic partners and global service providers.

Arrangements with customers do not provide the customer with the right to take possession of the Company's software at any time. Instead, customers are granted continuous access to the services over the contractual period. The Company transfers control evenly over the contractual period by providing stand-ready service. Accordingly, the fixed consideration related to subscription is recognized over time on a straight-line basis over the contract term beginning on the date the Company's service is made available to the customer. The Company may offer its customer services for no consideration during the initial months. Such discounts are recognized ratably over the term of the contract.

Fees for additional minutes of usage in excess of plan limits are deemed to be variable consideration that meet the allocation exception for variable consideration as they are specific to the month that the usage occurs.

The Company's subscription contracts typically allow the customers to terminate their services within the first 30 to 60 days and receive a refund for any amounts paid for the remaining contract period. After the end of the termination period, the contract is non-cancellable and the customer is obligated to pay for the remaining term of the contract. Accordingly, the Company considers the non-cancellable term of the contract to begin after the expiration of the termination period.

The Company records reductions to revenue for estimated sales returns and customer credits at the time the related revenue is recognized. Sales returns and customer credits are estimated based on the Company's historical experience, current trends and the Company's expectations regarding future experience. The Company monitors the accuracy of its sales reserve estimates by reviewing actual returns and credits and adjusts them for its future expectations to determine the adequacy of its current and future reserve needs. If actual future returns and credits differ from past experience, additional reserves may be required.

Other revenue

Other revenue primarily includes revenue generated from sale of pre-configured phones and professional implementation services.

Phone revenue is recognized upon transfer of control to the customer which is generally upon shipment from the Company's or its designated agents' warehouse.

The Company offers professional services to support implementation and deployment of its subscription services. Professional services do not result in significant customization of the product and are generally short-term in duration. The majority of the Company's professional services contracts are on a fixed price basis and revenue is recognized as and when services are delivered.

Principal vs. Agent

A portion of the Company's subscriptions and product revenues are generated through sales by resellers, strategic partners, and global service providers. When the Company controls the performance of contractual obligations to the customer, it records these revenues at the gross amount paid by the customer with amounts retained by the resellers recognized as sales and marketing expenses. The Company assesses control of goods or services when it is primarily responsible for fulfilling the promise to provide the good or service, has inventory risk and has discretion in establishing the price.

Deferred and prepaid sales commission costs

The Company capitalizes sales commission expenses and associated payroll taxes paid to internal sales personnel and resellers, who sell the Company's offerings. The resellers are selling agents for the Company and earn sales commissions which are directly tied to the value of the contracts that the Company enters with the end-user customers. These sales commissions are incremental costs the Company incurs to obtain contracts with its end-user customers. The Company pays sales commissions on initial contracts and contracts for increased purchases with existing customers (expansion contracts). The Company generally does not pay sales commissions for contract renewals.

These sales commission costs are deferred and then amortized over the expected period of benefit, which is estimated to be five years. The Company has determined the period of benefit taking into consideration the expected subscription term and expected renewal periods of its customer contracts, the duration of its relationships with its customers considering historical and expected customer retention, technology and other factors. Amortization expense is included in sales and marketing expenses in the accompanying Consolidated Statements of Operations. The Company evaluates its deferred and prepaid sales commission costs for possible recoverability whenever events or changes in circumstances have occurred that could indicate the carrying amount of such assets may not be recoverable.

Cost of Revenues

Cost of subscriptions revenue primarily consists of costs of network capacity purchased from third-party telecommunications providers, network operations, costs to build out and maintain data centers, including co-location fees for the right to place the Company's servers in data centers owned by third parties, depreciation of the servers and equipment, along with related utilities and maintenance costs, amortization of acquired technology related intangible assets, personnel costs associated with customer care and support of the functionality of the Company's platform and data center operations, including share-based compensation expenses, and allocated costs of facilities and information technology. Cost of subscriptions revenue is expensed as incurred.

Cost of other revenue is comprised primarily of the cost associated with purchased phones, personnel costs for employees and contractors, including share-based compensation expenses, shipping costs, costs of professional services, and allocated costs of facilities and information technology related to the procurement, management and shipment of phones. Cost of other revenue is expensed in the period product is delivered to the customer.

Asset Write-down Charges

Asset write-down charges consist of write-offs related to our assets, including deferred and prepaid sales commission and acquired intangibles balances, whenever events or changes in circumstances have occurred that could indicate the carrying amount of such assets may not be recoverable.

Share-Based Compensation

Share-based compensation expense resulting from options, restricted stock units ("RSUs"), performance-based awards ("PSUs"), and employee stock purchase plan ("ESPP") rights granted is measured at the grant date fair value of the award and is generally recognized using the straight-line attribution method over the requisite service period of the award, which is generally the vesting period. The Company estimates the fair value of stock options and ESPP rights using the Black-Scholes-Merton option-pricing model. The Company estimates the fair value of RSUs as the closing market value of its Class A Common Stock on the grant date. The Company estimates the fair value of its market condition performance stock units ("PSUs") using the Monte Carlo simulation model. For awards with performance-based and service-based conditions, compensation cost is recognized over the requisite service period if it is probable that the performance condition will be satisfied. The expense for performance-based awards is evaluated each quarter based on the achievement of the performance conditions. The effect of a change in the estimated number of performance-based awards expected to be earned is recognized in the period those estimates are revised. Compensation expense is recognized net of estimated forfeiture activity, which is based on historical forfeiture rates.

Research and Development

Research and development expenses consist primarily of third-party contractor costs, personnel costs, technology license expenses, and depreciation associated with research and development equipment. Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs, which include various forms of e-commerce such as search engine marketing, search engine optimization and online display advertising, as well as more traditional forms of media advertising such as radio and billboards, are expensed as incurred and were $97.0 million, $125.6 million, and $88.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Restructuring Costs

Restructuring costs generally include employee-related severance charges which are largely based upon substantive severance plans, while some are mandated requirements in certain foreign jurisdictions. Severance costs generally include severance payments, outplacement services, health insurance coverage and legal costs. One-time employee termination benefits are recognized when the plan of termination has been communicated to employees and certain other criteria are met. Other severance and employee costs, primarily pertaining to ongoing employee benefit arrangements, are recognized when it is probable that the employees are entitled to the severance benefits and the amounts can be reasonably estimated.

Segment Information

The Company has determined the chief executive officer is the chief operating decision maker. The Company's chief executive officer reviews financial information presented on a consolidated basis for purposes of assessing performance and making decisions on how to allocate resources. Accordingly, the Company has determined that it operates in a single reportable segment.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. As of December 31, 2023, except for deferred tax assets associated with certain foreign subsidiaries, the Company recorded a full valuation allowance against substantially all of its net deferred tax assets due to its history of operating losses. The Company classifies interest and penalties on unrecognized tax benefits as income tax expense.

Related Party Transactions

All contracts with related parties are executed in the ordinary course of business. There were no material related party transactions in the year ended December 31, 2023, and no material amounts payable to or amounts receivable from related parties as of December 31, 2023. During 2022 and 2021, the Company made purchases from Google Inc. in the ordinary course of business, which one of the Company's directors previously served as President, Americas. Total payables to Google Inc. as of December 31, 2022 was $1.9 million, and total expenses incurred for the years ended December 31, 2022 and 2021 were $24.3 million and $24.7 million, respectively.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07 Segment Reporting - Improving Reportable Segment Disclosures (Topic 280). The update is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The ASU requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. The update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all prior periods presented in the financial statements. The Company is currently assessing the timing and impact of adopting the updated provisions.

Recently Adopted Accounting Pronouncements

In September 2022, the FASB issued ASU No. 2022-04, *Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations* ("ASU 2022-04"), which requires buyers that use supplier finance programs in connection with the purchase of goods and services to make certain annual disclosures regarding the programs' key terms and information about the obligations at the end of a reporting period, including a roll-forward of those obligations. The adoption of this ASU, which was adopted by the Company on January 1, 2023, did not have a material impact on the Company's consolidated financial statements.

Note 2. Revenue

The Company derives its revenues primarily from subscriptions, sale of products, and professional services. Revenues are recognized when control is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or products.

Disaggregation of revenue

Revenue by geographic location is based on the billing address of the customer. The following table provides information about disaggregated revenue by primary geographical markets:

	Year ended December 31,		
	2023	**2022**	**2021**
Primary geographical markets			
North America	90 %	90 %	88 %
Others	10 %	10 %	12 %
Total revenues	100 %	100 %	100 %

The Company derived over 90% of subscription revenues from RingCentral MVP and RingCentral contact center solutions for the years ended December 31, 2023, 2022, and 2021. For the years ended December 31, 2023 and 2022, RingCentral contact center solutions represented over 10% of total revenues.

Deferred revenue

During the year ended December 31, 2023, the Company recognized approximately all of the corresponding deferred revenue balance at the beginning of the year as revenue.

Remaining performance obligations

The typical subscription term ranges from one month to five years. Contract revenue as of December 31, 2023 that has not yet been recognized was approximately $2.4 billion. This excludes contracts with an original expected length of less than

one year. Of these remaining performance obligations, the Company expects to recognize revenue of 52% of this balance over the next 12 months and 48% thereafter.

Other revenues

Other revenues are primarily comprised of product revenue from the sale of pre-configured phones, and professional services. Product revenues from the sale of pre-configured phones were $44.8 million, $46.6 million, and $48.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 3. Financial Statement Components

Cash and cash equivalents consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Cash	$ 113,733	$ 88,153
Money market funds	108,462	181,831
Total cash and cash equivalents	$ 222,195	$ 269,984

As of December 31, 2023 and 2022, $1.1 million and $5.5 million in the cash balance above, respectively, represents restricted cash, which is held in the form of a bank deposit for issuance of a foreign bank guarantee.

Accounts receivable, net consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Accounts receivable	$ 280,544	$ 242,650
Unbilled accounts receivable	96,366	78,249
Allowance for doubtful accounts	(12,472)	(9,581)
Accounts receivable, net	$ 364,438	$ 311,318

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Prepaid expenses	$ 32,440	$ 23,306
Inventory	1,492	1,209
Other current assets	43,464	31,334
Total prepaid expenses and other current assets	$ 77,396	$ 55,849

Property and equipment, net consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Computer hardware and software	$ 238,802	$ 221,727
Internal-use software development costs	255,649	199,642
Furniture and fixtures	8,964	8,937
Leasehold improvements	14,369	13,889
Property and equipment, gross	517,784	444,195
Less: accumulated depreciation and amortization	(333,394)	(258,795)
Property and equipment, net	$ 184,390	$ 185,400

Total depreciation and amortization expense related to property and equipment was $82.9 million, $72.0 million, and $58.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The carrying value of goodwill is as follows (in thousands):

Balance at December 31, 2022	$	54,335
Acquisitions (Note 8)		12,428
Foreign currency translation adjustments		607
Balance at December 31, 2023	$	67,370

The carrying values of intangible assets are as follows (in thousands):

	Weighted-Average Remaining Useful Life	December 31, 2023			December 31, 2022		
		Cost	Accumulated Amortization And Impairment	Acquired Intangibles, Net	Cost	Accumulated Amortization And Impairment	Acquired Intangibles, Net
Customer relationships	2.6 years	$ 26,506	$ 21,834	$ 4,672	$ 20,855	$ 19,090	$ 1,765
Developed technology	2.8 years	826,077	436,982	389,095	814,614	288,328	526,286
Total acquired intangible assets		$ 852,583	$ 458,816	$ 393,767	$ 835,469	$ 307,418	$ 528,051

Amortization expense from acquired intangible assets for the years ended December 31, 2023, 2022 and 2021 was $151.1 million, $174.5 million, and $66.4 million, respectively. Amortization of developed technology is included in cost of revenues and amortization of customer relationships is included in sales and marketing expenses in the Consolidated Statements of Operations.

Estimated amortization expense for acquired intangible assets for the following fiscal years is as follows (in thousands):

2024	$	139,391
2025		138,522
2026		115,448
2027 onwards		406
Total estimated amortization expense	$	393,767

Accrued liabilities consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Accrued compensation and benefits	$ 63,009	$ 53,419
Accrued sales, use, and telecom related taxes	43,796	37,836
Accrued marketing and sales commissions	60,528	127,940
Operating lease liabilities, short-term	16,707	17,513
Other accrued expenses	141,592	143,405
Total accrued liabilities	$ 325,632	$ 380,113

Deferred and Prepaid Sales Commission Costs

Amortization expense for the deferred and prepaid sales commission costs for the years ended December 31, 2023, 2022 and 2021 were $138.1 million, $115.2 million, and $74.2 million, respectively. There was no impairment loss in relation to the deferred commission costs capitalized for the periods presented.

During the year ended December 31, 2023, the Company recorded a gain of $11.5 million in other income (expense) in earnings, pursuant to an amended agreement with a strategic partner.

Note 4. Fair Value of Financial Instruments

The Company measures and reports certain cash equivalents, including money market funds and certificates of deposit, in addition to its long-term investments at fair value in accordance with the provisions of the authoritative accounting guidance that addresses fair value measurements. This guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1:   Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:   Other inputs, such as quoted prices for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3:   Unobservable inputs that are supported by little or no market activity and that are based on management's assumptions, including fair value measurements determined by using pricing models, discounted cash flow methodologies or similar techniques.

The financial assets carried at fair value were determined using the following inputs (in thousands):

	Fair Value at December 31, 2023	Level 1	Level 2	Level 3
Cash equivalents:				
Money market funds	$ 108,462	$ 108,462	$ —	$ —
Other assets:				
Interest rate swap derivatives	3,505	—	3,505	—
Other long-term liabilities:				
Interest rate swap derivatives	6,017	—	6,017	—
Contingent consideration	7,461	—	—	7,461

	Fair Value at December 31, 2022	Level 1	Level 2	Level 3
Cash equivalents:				
Money market funds	$ 181,831	$ 181,831	$ —	$ —
Other assets:				
Long-term investments	1,646	—	—	1,646

The Company's other financial instruments, including accounts receivable, other current assets, accounts payable, and other current liabilities, are carried at cost, which approximates fair value due to the relatively short maturity of those instruments.

Fair Value of Long-Term Debt

As of December 31, 2023, the fair value of the 0% convertible notes due 2026 (the "2026 Convertible Notes") was approximately $530.6 million, and fair value of the 0% convertible notes due 2025 (the "2025 Convertible Notes") was approximately $150.0 million. The fair value for these convertible notes was determined based on the quoted price for such notes in an inactive market on the last trading day of the reporting period and is considered as Level 2 in the fair value hierarchy.

As of December 31, 2023, the carrying amount of the Term Loan was $390.0 million. As there are no embedded features, the fair value of the Term Loan approximated its carrying value.

As of December 31, 2023, the fair value of the 8.5% senior notes due 2030 (the "2030 Senior Notes") was approximately $408.4 million. The fair value for the 2030 Senior Notes was determined based on the quoted price for such notes in an inactive market on the last trading day of the reporting period and is considered as Level 2 in the fair value hierarchy.

Fair Value of Derivative Instruments

The Company's interest rate swap derivative, which is considered as Level 2 in the fair value hierarchy, is valued using a discounted cash flow model that utilizes observable inputs including forward interest rate data at the measurement date.

Contingent Consideration

The contingent consideration is related to the Company's acquisition of Hopin in the third quarter of 2023, and represents the future potential earn-out payments based on the achievement of specified performance targets over multiple years, paid quarterly in cash. The fair value of the contingent consideration liability was determined using a Monte Carlo simulation that includes significant unobservable inputs including the discount rate and projected revenues over the earn-out period. This contingent liability was classified as level 3 within the fair value hierarchy. There was no change in the estimated fair value of the contingent consideration in the period from the acquisition date to December 31, 2023.

Note 5. Strategic Partnerships

Avaya Partnership

In October 2019, the Company entered into certain agreements for a strategic partnership with Avaya LLC ("Avaya"), previously known as Avaya Holdings Corp., and its subsidiaries, including Avaya Inc. (collectively, "Avaya"). In connection with the strategic partnership, the Company prepaid Avaya in the Company's Class A Common Stock predominantly for future sales commissions to be earned for each qualified unit of Avaya Cloud Office by RingCentral ("ACO") sold during the term of the partnership. Under the terms of the partnership, the unutilized prepaid sales commissions were payable to the Company at the end of the contractual term.

On December 13, 2022, Avaya filed a Form 8-K disclosing ongoing discussions regarding one or more potential financings, refinancings, recapitalizations, reorganizations, restructurings or investment transactions. Further, on February 14, 2023, Avaya initiated an expedited, prepackaged financial restructuring via Chapter 11 with the support of its financial stakeholders. The Company and Avaya entered into a new extended and expanded agreement, which included certain minimum volume commitments and revised go-to-market incentive structure intended to drive migration to Avaya Cloud Office. For the year ended December 31, 2022, the Company recorded a non-cash asset write-down charge of $279.3 million, out of which $21.7 million was accrued interest and was recorded in other income (expense) in the Consolidated Statement of Operations. No portion of the impairment charge related to future cash expenditures.

Other Strategic Partnerships

In 2021, the Company entered into strategic arrangements with Mitel US Holdings, Inc. ("Mitel") whereby the Company would be Mitel's exclusive provider of UCaaS offerings and cloud communications applications. Under the commercial arrangement, Mitel earns commissions in the form of cash and/or shares of Class A Common stock in connection with the migration of Mitel customers to RingCentral MVP.

Note 6. Long-Term Debt

The following table sets forth the net carrying amount of the Company's long-term debt as of December 31, 2023 and 2022 (in thousands):

Debt Instrument	Maturity Date	December 31, 2023	December 31, 2022
2025 Convertible Notes [1]	March 1, 2025	$ 161,326	$ 1,000,000
2026 Convertible Notes [2]	March 15, 2026	609,065	650,000
Term Loan under Credit Agreement	February 14, 2028	390,000	—
Revolving Credit Facility under Credit Agreement [3]	February 14, 2028	—	—
2030 Senior Notes	August 15, 2030	400,000	—
Total principal amount		1,560,391	1,650,000
Less: unamortized debt discount and issuance costs		(14,909)	(11,589)
Less: current portion of long-term debt [4]		(20,000)	—
Net carrying amount of long-term debt		$ 1,525,482	$ 1,638,411

(1)   The Company repurchased $838.7 million principal amount of the 2025 Convertible Notes during the twelve months ended December 31, 2023 using $396.7 million of net proceeds from the Term Loan, $356.7 million of net proceeds from the 2030 Senior Notes, and $29.1 million of other available cash, resulting in a $48.0 million gain on early debt extinguishment, net of related unamortized debt issuance costs.

(2)   The Company repurchased $40.9 million principal amount of the 2026 Convertible Notes during the twelve months ended December 31, 2023 using $35.2 million of proceeds from the 2030 Senior Notes, resulting in a $5.4 million gain on early debt extinguishment, net of related unamortized debt issuance costs.

(3)   Of the $225.0 million available for borrowing, the Company has not drawn down any amount under the Revolving Credit Facility.

(4)   The current portion of long-term debt is related to the Term Loan, which requires quarterly principal payments equal to 1.25% of the original $400.0 million aggregate principal amount with balance due at maturity.

The following table sets forth the future minimum principal payments for long-term debt as of December 31, 2023 (in thousands):

	2025 Convertible Notes	2026 Convertible Notes	Term Loan	2030 Senior Notes	Total
2024	$ —	$ —	$ 20,000	$ —	$ 20,000
2025	161,326	—	20,000	—	181,326
2026	—	609,065	20,000	—	629,065
2027	—	—	20,000	—	20,000
2028 onwards	—	—	310,000	400,000	710,000
Total principal amount	$ 161,326	$ 609,065	$ 390,000	$ 400,000	$ 1,560,391

2030 Senior Notes

On August 16, 2023, the Company issued $400.0 million aggregate principal amount of the 2030 Senior Notes in a private offering. The total net proceeds from the debt offering, after deducting $5.5 million initial purchase discounts and $2.6 million debt issuance costs, were approximately $391.9 million. The 2030 Senior Notes are senior unsecured obligations of the Company and bear interest at a fixed rate of 8.5% per annum payable semi-annually in arrears on February 15th and August 15th of each year. The 2030 Senior Notes will mature on August 15, 2030, unless redeemed or repurchased earlier, and are subject to the terms and conditions set forth in the indenture governing the 2030 Senior Notes (the "Senior Notes Indenture"). As of December 31, 2023, the carrying value of the 2030 Senior Notes, net of unamortized debt discount and issuance costs, was $392.2 million.

The 2030 Senior Notes are or will be, as applicable, fully and unconditionally guaranteed on a senior unsecured basis by each of the Company's existing and future domestic subsidiaries that guarantee indebtedness of the Company under the Credit Agreement.

The Senior Notes Indenture also requires compliance with certain covenants, including the ability to create certain liens on assets to secure debt, the ability to grant subsidiary guarantees of certain debt without also providing guarantees of the 2030 Senior Notes by such subsidiary and certain change of control transactions, events of default, and other customary provisions. As of December 31, 2023, the Company was in compliance with all covenants under the Senior Notes Indenture.

The Company may redeem the 2030 Senior Notes, in whole or in part, at any time prior to August 15, 2026 at a price equal to 100% of the principal amount thereof plus a "make-whole" premium and accrued and unpaid interest, if any. The Company may redeem the 2030 Senior Notes, in whole or in part, on or after August 15, 2026, at the redemption prices set forth in the Senior Notes Indenture, plus, in each case, accrued and unpaid interest thereon, if any. In addition, at any time prior to August 15, 2026, the Company may, on any one or more occasions, redeem up to 40% of the aggregate principal amount of the 2030 Senior Notes outstanding under the Senior Notes Indenture with the net cash proceeds of one or more equity offerings at a redemption price equal to 108.5% of the principal amount of the 2030 Senior Notes to be redeemed, plus accrued and unpaid interest thereon, if any, so long as 50% of the original aggregate amount of the 2030 Senior Notes remains outstanding immediately after such redemption.

If the Company experiences a change of control triggering event (as defined in the Senior Notes Indenture), holders of the 2030 Senior Notes may require the Company to repurchase the 2030 Senior Notes at a repurchase price equal to 101% of the principal amount of the 2030 Senior Notes to be repurchased, plus accrued and unpaid interest, if any.

Debt issuance costs were capitalized in the Consolidated Balance Sheets and amortized as interest expense using the effective interest rate method over the term of the 2030 Senior Notes. The effective interest rate on the 2030 Senior Notes, which is calculated as the contractual interest rate adjusted for the debt discount and issuance costs was 8.9% as of December 31, 2023.

Credit Agreement

On February 14, 2023, the Company entered into a Credit Agreement with certain lenders. The Credit Agreement originally provided for a $200.0 million revolving loan facility (the "Revolving Credit Facility"), with a $25.0 million sub-limit for the issuance of letters of credit, and a $400.0 million delayed draw term loan facility (the "Term Loan"). On August 15, 2023, the Company entered into the first amendment to the Credit Agreement to increase the Revolving Credit Facility by $25.0 million to an aggregate principal amount of $225.0 million. On November 2, 2023, the Company entered into the second amendment to Credit Agreement to increase the Term Loan by $75.0 million to an aggregate principal amount of $475.0 million. The proceeds of the loans under the Revolving Credit Facility may be used for working capital and general corporate purposes. The Revolving Credit Facility commitments terminate, and all outstanding revolving loans thereunder are due and payable, on February 14, 2028. The obligations under the Credit Agreement are guaranteed by certain material domestic subsidiaries of the Company, and secured by substantially all of the personal property of the Company and such subsidiary guarantors. As of December 31, 2023, the Company was in compliance with all covenants under the Credit Agreement.

In the second quarter of 2023, the Company fully drew down the then existing Term Loan of $400.0 million and the proceeds were used to repurchase a portion of the Company's 2025 Notes, in accordance with the terms of the Credit Agreement. As of December 31, 2023, $75.0 million of Term Loan commitments remain available for draw until August 2, 2024. If on any date that is within 91 days prior to the final scheduled maturity date of any series of the Convertible Notes, such series of Convertible Notes is in an aggregate principal amount outstanding that exceeds an amount equal to 50% of last twelve months EBITDA, calculated as set forth in the Credit Agreement, the maturity date of both the Revolving Credit Facility and Term Loan shall automatically be modified to be such date.

Borrowings under the Credit Agreement will bear interest, at the Company's option, at either: (a) the fluctuating rate per annum equal to the greatest of (i) the prime rate then in effect, (ii) the federal funds rate then in effect, plus 0.5% per annum, and (iii) an adjusted term SOFR rate determined on the basis of a one-month interest period, plus 1.0%, in each case, plus a margin of between 1.0% and 2.0%; and (b) an adjusted term SOFR rate (based on one, three or six month interest periods), plus a margin of between 2.0% and 3.0%. The applicable margin in each case is determined based on the Company's total net leverage ratio. Interest is payable quarterly in arrears with respect to borrowings bearing interest at the alternate base rate or on the last day of an interest period, but at least every three months, with respect to borrowings bearing interest at the term SOFR rate.

As of December 31, 2023, the Company incurred $6.2 million of debt issuance costs in connection with the Credit Agreement, of which $5.3 million was capitalized in the Consolidated Balance Sheets and amortized primarily using the effective interest rate over the term of the Credit Agreement, while the remaining amount was expensed in the period incurred. The effective interest rate method on the Term Loan, which is calculated as the contractual interest rate adjusted for the debt discount and issuance costs, was 8.5% as of December 31, 2023. As of December 31, 2023, the carrying value of the Term Loan under Credit Agreement, net of unamortized debt discount and issuance costs, was $387.1 million.

Convertible Notes

In March 2020, the Company issued $1.0 billion aggregate principal amount of 0% convertible notes due 2025 in a private placement to qualified institutional buyers (the "2025 Notes"). The 2025 Notes will mature on March 1, 2025, unless earlier repurchased or redeemed by the Company or converted pursuant to their terms. The total net proceeds from the debt offering, after deducting initial purchase discounts and debt issuance costs, were approximately $986.5 million.

In September 2020, the Company issued $650 million aggregate principal amount of 0% convertible notes due 2026 in a private placement to qualified institutional buyers (the "2026 Notes"). The 2026 Notes will mature on March 15, 2026, unless earlier repurchased or redeemed by the Company or converted pursuant to their terms. The total net proceeds from the debt offering, after deducting initial purchase discounts and debt issuance costs, were approximately $640.2 million.

The Convertible Notes are senior, unsecured obligations of the Company that do not bear regular interest, and the principal amount of the Convertible Notes does not accrete. The Convertible Notes may bear special interest under specified circumstances relating to the Company's failure to comply with its reporting obligations under the respective indentures governing each of the Convertible Notes (collectively, the "Convertible Notes Indentures") or if the Convertible Notes are not freely tradeable as required by each respective Convertible Notes Indenture.

Partial Repurchase of 2025 and 2026 Convertible Notes

In May 2023, the Company used the entire proceeds from the drawdown of the $400.0 million Term Loan and $27.3 million of other available cash to repurchase $460.7 million principal amount of the 2025 Convertible Notes, resulting in a gain on early debt extinguishment of $31.1 million, net of related unamortized debt issuance costs.

In August 2023, the Company used a portion of the net proceeds from the offering of the 2030 Senior Notes to repurchase $125.3 million and $40.9 million aggregate principal of the 2025 Convertible Notes and 2026 Convertible Notes, respectively, by paying an aggregate amount of $153.6 million in cash, resulting in a gain on early debt extinguishment of $11.8 million, net of related unamortized debt issuance costs.

In December 2023, the Company used a portion of the remaining net proceeds from the offering of the 2030 Senior Notes to repurchase $252.7 million aggregate principal of the 2025 Convertible Notes by paying $241.3 million in cash, resulting in a gain of early debt extinguishment in the amount of $10.5 million net of related unamortized debt issuance costs. As of December 31, 2023, the carrying value of the 2025 and 2026 Convertible Notes, net of unamortized debt issuance costs, was $160.8 million and $605.4 million, respectively.

Other Terms of the Notes

	2025 Notes	2026 Notes
$1,000 principal amount initially convertible into number of the Company's Class A Common Stock par value $0.0001	2.7745 shares	2.3583 shares
Equivalent initial approximate conversion price per share	$ 360.43	$ 424.03

The conversion rate is subject to adjustment upon the occurrence of certain specified events but will not be adjusted for any accrued and unpaid special interest. In addition, upon the occurrence of a make-whole fundamental change or a redemption period, each as defined in the respective Convertible Notes Indenture, the Company will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert its Convertible Notes in connection with such make-whole fundamental change or during the relevant redemption period.

The Convertible Notes will be convertible at certain times and upon the occurrence of certain events in the future. Further, on or after December 1, 2024 for the 2025 Convertible Notes, and December 15, 2025 for the 2026 Convertible Notes, until the close of business on the scheduled trading day immediately preceding the relevant maturity date, holders of the Convertible Notes may convert all or a portion of their Convertible Notes regardless of these conditions. Pursuant to the terms of the respective Convertible Notes Indenture, effective January 1, 2022, the Company made an irrevocable election to settle the principal portion of the Convertible Notes only in cash, with the conversion premium to be settled in cash or shares.

During the three and twelve months ended December 31, 2023, the conditions allowing holders of the 2025 Convertible Notes and 2026 Convertible Notes to convert were not met. The Convertible Notes of either series may be convertible thereafter if one or more of the conversion conditions specified in the applicable Convertible Notes Indenture is satisfied during future measurement periods.

The Company may redeem the Convertible Notes at its option, on or after March 5, 2022 for the 2025 Convertible Notes, and March 20, 2023 for the 2026 Convertible Notes, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid special interest to, but excluding the redemption date, subject to certain conditions. No sinking fund is provided for the Convertible Notes.

Upon the occurrence of a fundamental change (as defined in each respective Convertible Notes Indenture) prior to the maturity date, holders may require the Company to repurchase all or a portion of the 2025 Convertible Notes or 2026 Convertible Notes for cash at a price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus any accrued and unpaid special interest to, but excluding, the fundamental change repurchase date.

As of December 31, 2023, the Company was in compliance with all covenants under each of the Convertible Notes Indentures.

Capped Calls

In connection with the offering of the Convertible Notes, the Company entered into privately-negotiated capped call transactions relating to each series of Convertible Notes with certain counterparties (collectively the "Capped Calls"). The initial strike price of the Convertible Notes corresponds to the initial conversion price of each of the Convertible Notes. The Capped Calls are generally intended to reduce or offset the potential dilution to the Class A Common Stock upon any conversion of the Convertible Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price. The Capped Calls are subject to either adjustment or termination upon the occurrence of specified extraordinary events affecting the Company, including a merger event, a tender offer, and a nationalization, insolvency or delisting involving the Company. In addition, the Capped Calls are subject to certain specified additional disruption events that may give rise to a termination of the Capped Calls, including changes in law, insolvency filings; and hedging disruptions. The Capped Call transactions are recorded in stockholders' equity and are not accounted for as derivatives.

The following table below sets forth key terms and costs incurred for the Capped Calls related to each of the Convertible Notes:

	2025 Convertible Notes	2026 Convertible Notes
Initial approximate strike price per share, subject to certain adjustments	$ 360.43	$ 424.03
Initial cap price per share, subject to certain adjustments	$ 480.56	$ 556.10
Net cost incurred (in millions)	$ 60.9	$ 41.8
Class A Common Stock covered, subject to anti-dilution adjustments (in millions)	2.8	1.5
Settlement commencement date	1/31/2024	2/13/2025
Settlement expiration date	2/28/2024	3/13/2025

All of the capped call transactions were outstanding as of December 31, 2023.

The following table sets forth the interest expense recognized related to long-term debt (in thousands):

	Twelve Months Ended December 31,		
	2023	2022	2021
Contractual interest expense, net of interest rate swap	$ 29,285	$ —	$ —
Amortization of debt discount and issuance costs	4,566	4,468	64,063
Total interest expense related to long-term debt	$ 33,851	$ 4,468	$ 64,063

98

The following table sets forth the future minimum contractual interest for long-term debt as of December 31, 2023 (in thousands):

	Term Loan [1]	2030 Senior Notes	Total
2024	$ 31,735	$ 33,906	$ 65,641
2025	30,076	34,000	64,076
2026	28,416	34,000	62,416
2027	26,757	34,000	60,757
2028 onwards	3,129	102,000	105,129
Total contractual interest amount	$ 120,113	$ 237,906	$ 358,019

(1)   Excludes the impact of interest rate swap. Refer to Note 7 - Derivative Instruments in this Annual Report on Form 10-K for additional information.

Note 7. Derivative Instruments

In May 2023, the Company entered into a five-year floating-to-fixed interest rate swap agreement with the objective of reducing exposure to the fluctuating interest rates associated with the Company's variable rate borrowing program by paying quarterly a fixed interest rate of 3.79%, plus a margin of 2% to 3%. The interest rate swap agreement was effective on June 30, 2023, and terminates on February 14, 2028, consistent with the duration of the maturity of the Term Loan. As of December 31, 2023, the interest rate swap agreement had a notional amount of $390.0 million.

The Company's interest rate swap agreement is designated as a cash flow hedge under ASC 815, *Derivatives and Hedging* ("ASC 815"), involving the assumption of variable amounts by a swap counterparty in exchange for the Company making fixed-rate payments to the counterparty over the life of the agreement, without the exchange of the underlying notional amount. These hedges are highly effective in offsetting changes in the Company's future expected cash flows due to the fluctuation of the Company's variable rate debt. The Company monitors the effectiveness of its hedges on a quarterly basis. The Company does not hold its interest rate swap agreement for trading or speculative purposes. The Company will recognize its interest rate derivative designated as a cash flow hedge on a gross basis as an asset and a liability at fair value in the Consolidated Balance Sheets. The unrealized gains and losses on the interest rate swap agreement are included in other comprehensive income (loss) and will be subsequently recognized in earnings within or against interest expense when the hedged interest payments are accrued.

As of December 31, 2023, the Company estimates the net amount related to the interest rate swaps under the interest rate swap agreement expected to be reclassified into earnings over the next 12 months is approximately $3.5 million. During the year ended December 31, 2023, the Company reclassified $3.1 million from accumulated other comprehensive loss to earnings as an offset and reduction to interest expense.

Note 8. Business Combinations

On July 31, 2023, the Company completed its acquisition of certain assets of Hopin, Inc. ("Hopin"), a virtual events platform that aims to connect people around the world through immersive and interactive online experiences. The total purchase price consideration of $22.2 million consisted of $14.7 million in cash, and the acquisition date fair-value of contingent consideration of $7.5 million, out of total maximum contingent consideration of $35.0 million based on the achievement of specified performance targets by the Hopin business over multiple years, paid quarterly in cash. The acquired technology will be incorporated into the Company's global communication platform, providing customers with enhanced virtual events and webinar experiences.

The transaction was accounted for as a business combination. The preliminary allocation of the purchase price based on their estimated fair values included $12.7 million for acquired technology and customer relationships, less $3.3 million for net acquired liabilities, with the remaining $12.8 million allocated to goodwill. The amortizable intangible assets have a weighted-average useful life of three years. The goodwill recognized is attributable primarily to the contributions of the acquired technology and customer relationships to the overall corporate strategy and assembled workforce.

Note 9. Leases

The Company primarily leases facilities for office and data center space under non-cancelable operating leases for its U.S. and international locations. As of December 31, 2023, non-cancelable leases expire on various dates between 2024 and 2029.

Generally, the non-cancelable leases include one or more options to renew, with renewal terms that can extend the lease term from one to five years or more. The Company has the right to exercise or forego the lease renewal options. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2023 and 2022, the balance sheet components of leases were as follows (in thousands):

	December 31, 2023	December 31, 2022
Operating lease right-of-use assets	$ 42,989	$ 35,433
Accrued liabilities	$ 16,707	$ 17,513
Operating lease liabilities	28,178	20,182
Total operating lease liabilities	$ 44,885	$ 37,695

The components of operating lease expense were as follows (in thousands):

	Twelve Months Ended December 31,		
	2023	2022	2021
Operating lease cost [1]	$ 23,315	$ 22,800	$ 21,
Variable lease cost	4,412	3,930	3,
Total lease cost	$ 27,727	$ 26,730	$ 25,

[1] Includes short-term lease costs, which were not material in the years ended December 31, 2023, 2022, and 2021.

As of December 31, 2023, maturities of operating lease liabilities were as follows (in thousands):

Year Ending December 31,	
2024	$ 18,643
2025	13,018
2026	10,219
2027	4,594
2028	2,634
2029 onwards	701
Total future minimum lease payments	49,809
Less: Imputed interest	(4,924)
Present value of lease liabilities	$ 44,885

The supplemental cash flow information related to operating leases were as follows (in thousands):

	Year ended December 31,	
	2023	2022
Operating cash flows resulting from operating leases:		
Cash paid for amounts included in the measurement of lease liabilities	$ 22,844	$ 22,8
New ROU assets obtained in exchange of lease liabilities:		
Operating leases	$ 27,846	$ 8,7

Other information related to operating leases were as follows:

	December 31, 2023	December 31, 2022
Weighted-average remaining operating lease term (years)	3.0	3.1
Weighted-average operating lease discount rate	7 %	5 %

As of December 31, 2023, the Company has additional operating leases of approximately $1.4 million that have not yet commenced and as such, have not yet been recognized on the Consolidated Balance Sheets. These operating leases are expected to commence in the second quarter of 2024 with lease terms of up to 5 years.

Note 10. Commitments and Contingencies

Legal Matters

The Company is subject to certain legal proceedings described below, and from time to time may be involved in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters, and other litigation matters relating to various claims that arise in the normal course of business.

The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses its potential liability by analyzing specific litigation and regulatory matters using reasonably available information. The Company develops its views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Actual claims could settle or be adjudicated against the Company in the future for materially different amounts than the Company has accrued due to the inherently unpredictable nature of litigation. Legal fees are expensed in the period in which they are incurred.

Patent Infringement Matter

On April 25, 2017, Uniloc USA, Inc. and Uniloc Luxembourg, S.A. (together, "Uniloc") filed in the U.S. District Court for the Eastern District of Texas two actions against the Company alleging infringement of U.S. Patent Nos. 7,804,948; 7,853,000; and 8,571,194 by RingCentral's Glip unified communications application. The plaintiffs sought a declaration that the Company has infringed the patents, damages according to proof, injunctive relief, as well as their costs, attorney's fees, expenses and interest. On October 9, 2017, the Company filed a motion to dismiss or transfer requesting that the case be transferred to the United States District Court for the Northern District of California. In response to the motion, plaintiffs filed a first amended complaint on October 24, 2017. The Company filed a renewed motion to dismiss or transfer on November 15, 2017. Although briefing on that motion was completed, the motion was not decided. On February 5, 2018, Uniloc moved to stay the litigation pending the resolution of certain third-party inter partes review proceedings ("IPRs") before the United States Patent and Trademark Office. On February 9, 2018, the court stayed the litigation pending resolution of the IPRs without prejudice to or waiver of the Company's motion to dismiss or transfer. The parties entered into a settlement agreement and filed a Voluntary Stipulation of Dismissal with Prejudice. The court entered an order dismissing the action with prejudice on January 2, 2024.

CIPA Matter

On June 16, 2020, Plaintiff Meena Reuben ("Reuben") filed a complaint against the Company for a putative class action lawsuit in California Superior Court for San Mateo County. The complaint alleges claims on behalf of a class of individuals for whom, while they were in California, the Company allegedly intercepted and recorded communications between individuals and the Company's customers without the individual's consent, in violation of the California Invasion of Privacy Act ("CIPA") Sections 631 and 632.7. Reuben seeks statutory damages of $5,000 for each alleged violation of Sections 631 and 632.7, injunctive relief, and attorneys' fees and costs, and other unspecified amount of damages. The parties participated in mediation on August 24, 2021. On September 16, 2021, Reuben filed an amended complaint. The Company filed a demurrer to the amended complaint on October 18, 2021, and a motion for judgment on the pleadings on January 23, 2023. The Court overruled the Company's demurrer and motion for judgment on the pleadings, and the parties are now engaged in discovery. The Company filed a motion for summary judgment on February 16, 2024, and a hearing on the motion is set for August 2, 2024. Based on the information known by the Company as of the date of this filing and the rules and regulations applicable to the preparation of the Company's consolidated financial statements, it is not possible to provide an estimated amount of any such loss or range of loss that may occur. The Company intends to vigorously defend against this lawsuit.

Other Matter

On June 14, 2019, the Company filed suit in the Superior Court of California, County of Alameda, against Bright Pattern, Inc. and two of its officers, alleging that the defendants negotiated a potential acquisition of Bright Pattern by RingCentral fraudulently and in bad faith. The Company sought its costs incurred in negotiating under the Letter of Intent ("LOI") that the parties entered into and damages for lost opportunity as a result of forgoing another acquisition opportunity, and attorneys' fees and costs. On August 26, 2019, Bright Pattern filed a cross-complaint against the Company and two of its executive officers alleging breach of the LOI as well as tort claims arising from the Company's allegedly inducing Bright Pattern to enter into the LOI and subsequent extensions while allegedly misstating the timeframe for the proposed transaction. As damages, Bright Pattern sought audit fees it allegedly incurred, a $5 million break-up fee, its alleged "cash burn" during the negotiations, and unspecified lost opportunity damages. The Company filed a demurrer to Bright Pattern's amended cross-complaint, as well as a related motion to strike. On May 7, 2020, the court denied both the motion to strike and demurrer. On July 19, 2022, the parties filed a joint motion to stay the proceedings, which the court granted on July 20, 2022. On October 19, 2023, Bright Pattern moved to lift the stay. The parties entered into a settlement agreement and filed a Request for Dismissal with Prejudice, in which they agreed to dismiss the action, and all claims and counterclaims alleged therein, with prejudice. The court entered an order dismissing the action with prejudice on January 9, 2024.

Employee Agreements

The Company has signed various employment agreements with executives and key employees pursuant to which if the Company terminates their employment without cause or if the employee terminates his or her employment for good reason following a change of control of the Company, the employees are entitled to receive certain benefits, including severance payments, accelerated vesting of stock options and RSUs, and continued COBRA coverage.

Indemnification

Certain of the Company's agreements with resellers and customers include provisions for indemnification against liabilities if their subscriptions infringe upon a third party's intellectual property rights. At least quarterly, the Company assesses the status of any significant matters and its potential financial statement exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount or the range of loss can be estimated, the Company accrues a liability for the estimated loss. The Company has not incurred any material costs as a result of such indemnification provisions. The Company has not accrued any material liabilities related to such obligations as of December 31, 2023 and 2022.

Purchase Obligations

Our purchase obligations are primarily related to third-party managed hosting services and represent our non-cancellable open purchase orders and contractual obligations for which we have not received the goods or services.

The following table sets forth our non-cancellable open purchase obligations for each of the next five years and thereafter as of December 31, 2023 (in thousands):

	Purchase Obligations
2024	$ 95,405
2025	46,572
2026	31,918
2027	27,918
2028	28,275
2029 onwards	4,135
Total	$ 234,223

102

Note 11. Stockholders' Deficit and Convertible Preferred Stock

In connection with the Company's initial public offering, the Company reincorporated in Delaware on September 26, 2013. The Delaware certificate of incorporation provides for two classes of common stock: Class A and Class B Common Stock, both with a par value of $0.0001 per share. In addition, the certificate of incorporation authorizes shares of undesignated preferred stock with a par value of $0.0001 per share, pursuant to which on November 9, 2021, the Company filed a certificate of designations authorizing the issuance of 200,000 shares of Series A Convertible Preferred Stock. The terms of preferred stock are described below.

Preferred Stock

The board of directors may, without further action by the stockholders, fix the powers, designations, preferences, or relative participating, optional, or other rights, and the qualifications, limitations, and restrictions of up to an aggregate of 100,000,000 shares of preferred stock in one or more series and authorizes their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the Class A and Class B Common Stock. As of December 31, 2023 and 2022, there were 100,000,000 shares of preferred stock authorized, 200,000 shares of which are issued and outstanding as Series A Convertible Preferred Stock.

Class A and Class B Common Stock

The Company has authorized 1,000,000,000 and 250,000,000 shares of Class A Common Stock and Class B Common Stock for issuance, respectively. Holders of Class A Common Stock and Class B Common Stock have identical rights for matters submitted to a vote of the Company's stockholders. Holders of Class A Common Stock are entitled to one vote per share of Class A Common Stock and holders of Class B Common Stock are entitled to 10 votes per share of Class B Common Stock. Holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters (including the election of directors) except for specific circumstances that would adversely affect the powers, preferences, or rights of a particular class of Common Stock. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, holders of Class A and Class B Common Stock share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash, property or shares of the Company's capital stock. Holders of Class A and Class B Common Stock also share equally, identically, and ratably in all assets remaining after the payment of any liabilities and liquidation preferences and any accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock at the time. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically to Class A Common Stock upon: (i) the date specified by an affirmative vote or written consent of holders of at least 67% of the outstanding shares of Class B Common Stock, (ii) the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock, or (iii) any time seven years after the Company's initial public offering (October 2, 2020), when a stockholder owns less than 50% of the shares of Class B Common Stock that such holder owned immediately prior to completion of the initial public offering.

Shares of Class A Common Stock reserved for future issuance were as follows (in thousands):

	December 31, 2023
Preferred stock	100,000
Class B Common Stock	9,925
2013 Employee stock purchase plan	6,294
2013 Equity incentive plan:	
Outstanding options and restricted stock unit awards	10,047
Available for future grants	13,579
	139,845

Share Repurchase Programs

Under the Company's share repurchase programs, share repurchases may be made at the Company's discretion from time to time in open market transactions, privately negotiated transactions, or other means, subject to a minimum cash balance. The programs do not obligate the Company to repurchase any specific dollar amount or to acquire any specific number of shares of its Class A Common Stock. The timing and number of any shares repurchased under the programs will depend on a variety of factors, including stock price, trading volume, and general business and market conditions.

2022 Share Repurchase Program

On December 13, 2021, the Company's board of directors authorized a share repurchase program to repurchase up to $100 million of the Company's outstanding shares of Class A Common Stock. The Company completed its 2022 share repurchase program on December 31, 2022.

2023 Share Repurchase Program

On February 13, 2023, the Company's board of directors authorized a share repurchase program under which it may repurchase up to $175.0 million of the Company's outstanding shares of Class A Common Stock, subject to certain limitations. On May 16, 2023, the board of directors increased their authorization by $125.0 million, also subject to certain limitations, for total repurchase authorization up to $300.0 million. The Company completed its 2023 share repurchase program prior to December 31, 2023.

2024 Share Repurchase Program

On November 1, 2023, the Company's board of directors authorized a share repurchase program under which it may repurchase up to $100.0 million of the Company's outstanding shares of Class A Common Stock, subject to certain limitations. As of December 31, 2023, approximately $85.0 million remained authorized and available. On February 7, 2024, the board of directors increased their authorization by $150 million, also subject to certain limitations. The authorization under these programs expires on December 31, 2024. Refer to Note 17 – *Subsequent Events* in this Annual Report on Form 10-K for additional information.

The following table summarizes the share repurchase activity of our Class A Common Stock during the twelve months ended December 31, 2023 and 2022 (in thousands):

	Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022	
	Shares	Amount	Shares	Amount
Repurchases under share repurchase programs	10,066	$ 314,964	2,297	$ 99,748
Amounts for excise tax withholdings and broker's commissions	—	1,357	—	45
Total repurchases of common stock	10,066	$ 316,321	2,297	$ 99,793

The Inflation Reduction Act of 2022 imposed a nondeductible 1% excise tax on the net value of certain stock repurchases made after December 31, 2022. During the year ended December 31, 2023, the Company reflected the applicable excise tax withholdings and broker's commissions in additional paid in capital as part of the cost basis of the stock repurchased and recorded a corresponding liability for the excise taxes payable in accrued liabilities in the Consolidated Balance Sheets. The table above includes share repurchases of $4.1 million for 117,706 shares settled in January 2024.

Series A Convertible Preferred Stock

On November 8, 2021, the Company entered into the Investment Agreement, pursuant to which the Company sold to Searchlight Investor, in a private placement exempt from registration under the Securities Act of 1933, as amended, 200,000 shares of newly issued Series A Convertible Preferred Stock, par value $0.0001 per share, for an aggregate purchase price of $200 million. The Series A Convertible Preferred Stock issued to Searchlight Investor pursuant to the Investment Agreement is convertible into shares of the Company's Class A Common Stock, par value $0.0001 per share, at a conversion price of $269.22 per share, subject to adjustment as provided in the certificate of designations specifying the terms of such shares. The transactions contemplated by the Investment Agreement closed on November 9, 2021. The Series A Convertible Preferred Stock ranks senior to the shares of the Company's Class A Common Stock and Class B Common Stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation or winding up of the affairs of the Company. The Series A Convertible Preferred Stock is a zero coupon, perpetual preferred stock, with a liquidation preference of $1,000 per share and other customary terms, including with respect to mandatory conversion and change of control premium under certain circumstances. The shares of Series A Convertible Preferred Stock shall not be redeemable or otherwise mature, other than for a

liquidation or a specified change in control event as provided in the certificate of designations specifying the terms of such shares. Holders of Series A Convertible Preferred Stock will be entitled to vote with the holders of the Class A Common Stock and Class B Common Stock on an as-converted basis. Holders of the Series A Convertible Preferred Stock will be entitled to a separate class vote with respect to, among other things, certain amendments to the Company's organizational documents that have an adverse impact on the rights, preferences, privileges or voting power of the Series A Convertible Preferred Stock, authorizations or issuances of Company capital stock, or other securities convertible into capital stock, that is senior to, or equal in priority with, the Series A Convertible Preferred Stock, and increases or decreases in the number of authorized shares of Series A Convertible Preferred Stock.

As the liquidation or specified change in control event is not solely within the Company's control, the Series A Convertible Preferred Stock is therefore classified as temporary equity and recorded outside of stockholders' equity on the Consolidated Balance Sheet. As of December 31, 2023 and 2022, there were 200,000 shares of the Company's Series A Convertible Preferred Stock issued and outstanding, and the carrying value, net of issuance costs, was $199.4 million.

Note 12. Share-Based Compensation

A summary of share-based compensation expense recognized in the Company's Consolidated Statements of Operations is as follows (in thousands):

| | | Year ended December 31, | | | | |
		2023		2022		2021
Cost of revenues	$	36,484	$	34,269	$	29,307
Research and development		93,961		88,846		83,042
Sales and marketing		151,221		151,950		137,924
General and administrative		145,013		110,944		107,692
Total share-based compensation expense	$	426,679	$	386,009	$	357,965

A summary of share-based compensation expense by award type is as follows (in thousands):

| | | Year ended December 31, | | | | |
		2023		2022		2021
Employee stock purchase plan rights ("ESPP")	$	7,574	$	7,719	$	9,573
Performance stock units ("PSUs")		27,035		1,737		298
Restricted stock units ("RSUs")		392,070		376,553		348,094
Total share-based compensation expense	$	426,679	$	386,009	$	357,965

Equity Incentive Plans

In September 2013, the Board adopted and the Company's stockholders approved the 2013 Equity Incentive Plan, which became effective on September 26, 2013, and the stockholders approved an amended and restated 2013 Equity Plan on December 15, 2022 (together, "2013 Plan"). In connection with the adoption of the 2013 Plan, the Company terminated the 2010 Equity Incentive Plan ("2010 Plan"), under which stock options had been granted prior to September 26, 2013. The 2010 Plan was established in September 2010, when the 2003 Equity Incentive Plan ("2003 Plan") was terminated. After the termination of the 2003 and 2010 Plans, no additional options were granted under these plans; however, options previously granted under these plans will continue to be governed by these plans and were exercisable into shares of Class B Common Stock. In addition, options authorized to be granted under the 2003 and 2010 Plans, including forfeitures of previously granted awards, are authorized for grant under the 2013 Plan.

A total of 6,200,000 shares of Class A Common Stock were originally reserved for issuance under the 2013 Plan. The 2013 Plan includes an annual increase on the first day of each fiscal year beginning in 2014, equal to the least of: (i) 6,200,000 shares of Class A Common Stock; (ii) 5% of the outstanding shares of all classes of common stock as of the last day of the Company's immediately preceding fiscal year; or (iii) such other amount as the board of directors may determine. During the year ended December 31, 2023, a total of 4,769,268 shares of Class A Common Stock were added to the 2013 Plan in connection with the annual automatic increase provision. As of December 31, 2023, a total of 13,579,448 shares remain available for grant under the 2013 Plan.

The plans permit the grant of stock options and other share-based awards, such as restricted stock units, to employees, officers, directors, and consultants by the board of directors. Option awards are generally granted with an exercise price equal to

the fair market value of the Company's Class A Common Stock at the date of grant. Option awards generally vest according to a graded vesting schedule based on four years of continuous service. On January 29, 2014, the board of directors approved an amendment to decrease the contractual term of all equity awards issued from the 2013 Plan from 10 years to 7 years for all awards granted after January 29, 2014. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the option agreement) and early exercise of options prior to vesting (subject to the Company's repurchase right).

A summary of option activity under all of the Company's equity incentive plans at December 31, 2023 and changes during the period then ended is presented in the following table:

	Number of Options Outstanding (in thousands)		Weighted-Average Exercise Price Per Share	Weighted-Average Contractual Term (in Years)		Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2020	897	$	12.02	1.7	$	329,151
Exercised	(741)		12.58			
Canceled/Forfeited	(2)		27.45			
Outstanding at December 31, 2021	154	$	9.12	0.9	$	27,465
Exercised	(132)		8.54			
Canceled/Forfeited	—		—			
Outstanding at December 31, 2022	22	$	12.53	0.5	$	509
Exercised	(22)		12.53			
Canceled/Forfeited	—		—			
Outstanding at December 31, 2023	—	$	—	0.0	$	—
Vested and expected to vest as of December 31, 2023	—	$	—	0.0	$	—
Exercisable as of December 31, 2023	—	$	—	0.0	$	—

There were no options granted for the year ended December 31, 2023 and 2022. The total intrinsic value of options exercised during year ended December 31, 2023 was immaterial. The total intrinsic value of options exercised during the year ended 2022 and 2021 was $13.6 million, and $190.7 million, respectively. There is no remaining unamortized share-based compensation expense related to options.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan ("ESPP") allows eligible employees to purchase shares of the Company's Class A Common Stock at a discounted price, through payroll deductions of up to the lesser of 15% of their eligible compensation or the IRS allowable limit per calendar year. A participant may purchase a maximum of 3,000 shares during an offering period. The offering periods are for a period of six months and generally start on the first trading day on or after May 13th and November 13th of each year. At the end of the offering period, the purchase price is set at the lower of: (i) 85% of the fair value of the Company's common stock at the beginning of the six-month offering period and (ii) 85% of the fair value of the Company's Class A Common Stock at the end of the six-month offering period.

The ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning in fiscal 2014, equal to the least of: (i) 1% of the outstanding shares of all classes of common stock on the last day of the immediately preceding year; (ii) 1,250,000 shares; or (iii) such other amount as may be determined by the board of directors. During the year ended December 31, 2023, a total of 953,853 shares of Class A Common Stock were added to the ESPP Plan in connection with the annual increase provision. At December 31, 2023, a total of 6,293,967 shares were available for issuance under the ESPP.

The weighted-average assumptions used to value ESPP rights under the Black-Scholes-Merton option-pricing model and the resulting offering grant date fair value of ESPP rights granted in the periods presented were as follows:

	Year ended December 31,		
	2023	**2022**	**2021**
Expected term (in years)	0.5	0.5	0.5
Expected volatility	67 %	81 %	48 %
Risk-free interest rate	5.36 %	3.01 %	0.05 %
Expected dividend yield	0 %	0 %	0 %
Offering grant date fair value of ESPP rights	$ 9.38	$ 20.18	$ 71.27

As of December 31, 2023 and 2022, there was approximately $3.2 million and $4.4 million of unrecognized share-based compensation expense, net of estimated forfeitures, related to ESPP, which will be recognized on a straight-line basis over the remaining weighted-average vesting periods of approximately 0.4 years.

Restricted and Performance Stock Units

A summary of activity of restricted and performance-based stock units as of December 31, 2023, and changes during the period then ended is presented in the following table:

	Number of RSUs/PSUs Outstanding (in thousands)	Weighted- Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2020	2,725	$ 162.04	$ 1,032,997
Granted	2,792	299.53	
Released	(1,811)	185.55	
Canceled/Forfeited	(855)	240.21	
Outstanding at December 31, 2021	2,851	$ 258.26	$ 534,186
Granted	5,999	72.96	
Released	(2,787)	131.18	
Canceled/Forfeited	(963)	206.32	
Outstanding at December 31, 2022	5,100	$ 119.55	$ 180,577
Granted	13,666	32.16	
Released	(5,891)	61.12	
Canceled/Forfeited	(2,828)	57.29	
Outstanding at December 31, 2023	10,047	$ 52.47	$ 325,153

Restricted Stock Units

The 2013 Plan provides for the issuance of RSUs to employees, directors, and consultants. RSUs issued under the 2013 Plan generally vest over four years.

As of December 31, 2023 and 2022, there was a total of $393.5 million and $422.3 million of unrecognized share-based compensation expense, net of estimated forfeitures, related to RSUs, which will be recognized on a straight-line basis over the remaining weighted-average vesting periods of approximately 2.6 years and 2.8 years, respectively.

Performance Stock Units

The 2013 Plan provides for the issuance of PSUs. The PSUs granted under the 2013 Plan are contingent upon the achievement of predetermined market, performance, and service conditions. The Company uses a Monte Carlo simulation model to determine the fair value of its market condition PSUs. PSU expense is recognized using the graded vesting method over the requisite service period. For performance-based metrics, the compensation expense is based on a probability of achievement of the performance conditions. For market-based conditions, if the market conditions are not met but the service conditions are met, the PSUs will not vest; however, any stock-based compensation expense recognized will not be reversed.

For the majority of the PSUs granted, the number of shares of common stock to be issued at vesting will range from 0% to 200% of the target number based on the achievement of the different performance and market conditions over the respective measurement period, generally ending December 31, 2023. The PSUs generally vest over a three-year period.

As of December 31, 2023, there was a total of $19.5 million unrecognized share-based compensation expense, net of estimated forfeitures, related to these PSUs, which will be recognized over the remaining service period of approximately 2.1 years.

Employee Equity Compensation Plans

The Company's board of directors adopted employee equity bonus and executive equity compensation plans ("Plans"), which allow the recipients to earn fully vested shares of the Company's Class A Common Stock upon the achievement of quarterly service and/or performance conditions and in lieu of a portion of base salary. During the year ended December 31, 2023 and 2022, the Company issued 2,222,098 and 1,047,821 RSUs, respectively, under these Plans. The shares under these Plans are issued from the reserve of shares available for issuance under the 2013 Plan. The total requisite service period for these Plans is approximately 0.4 years.

The unrecognized share-based compensation expense as of December 31, 2023 was approximately $4.4 million, which will be recognized over the remaining service period of 0.1 years. The shares issued under these Plans are issued from the reserve of shares available for issuance under the 2013 Plan.

Note 13. Income Taxes

Net loss before provision for income taxes consisted of the following (in thousands):

| | | Year ended December 31, | | | | |
		2023		2022		2021
United States	$	(190,912)	$	(898,036)	$	(394,392)
International		34,067		23,983		20,670
Total net loss before provision for income taxes	$	(156,845)	$	(874,053)	$	(373,722)

The provision for income taxes consisted of the following (in thousands):

| | | Year ended December 31, | | | | |
		2023		2022		2021
Current						
Federal	$	—	$	—	$	—
State		1,792		1,104		746
Foreign		5,972		4,710		3,580
Total current	$	7,764	$	5,814	$	4,326
Deferred						
Federal	$	—	$	—	$	—
State		—		—		—
Foreign		631		(701)		(1,798)
Total deferred		631		(701)		(1,798)
Total income tax provision	$	8,395	$	5,113	$	2,528

Beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the right to deduct research and development expenditures for tax purposes in the period the expenses were incurred and instead requires all U.S. and foreign research and development expenditures to be amortized over five and fifteen tax years, respectively. Due to this required capitalization of research and development expenditures, the Company has recorded current income tax expense of $1.8 million for the year ended December 31, 2023. The current income tax provision is primarily for foreign and state taxes currently payable that we anticipate paying as a result of statutory limitations on our ability to offset expected taxable income with net operating loss carry forwards in certain states.

The provision for income taxes differed from the amounts computed by applying the U.S. federal income tax rate to pretax loss as a result of the following (in thousands):

| | Year ended December 31, | | |
	2023	2022	2021
Federal tax benefit at statutory rate	$ (32,937)	$ (183,551)	$ (78,482)
State tax, net of federal tax benefit	1,415	848	314
Research and development credits	(11,574)	(12,830)	(10,135)
Share-based compensation	10,956	5,828	(45,501)
Loss on debt extinguishment	—	19	365
Other permanent differences	1,674	3,143	835
Global intangible low-taxed income	3,035	—	—
Foreign tax rate differential	548	(2,497)	(4,104)
Net operating losses not recognized	35,278	194,153	139,236
Release of valuation allowance associated with acquisitions	—	—	—
Total income tax provision	$ 8,395	$ 5,113	$ 2,528

In general, it is the Company's practice and intention to reinvest the earnings of its non-U.S. subsidiaries in those operations. Because the Company's non-U.S. subsidiary earnings have previously been subject to the one-time transition tax on foreign earnings required by the 2017 Tax Act, any additional taxes due with respect to such earnings or the excess of the amount for financial reporting over the tax basis of its foreign investments would generally be limited to foreign withholding taxes and/or U.S. state income taxes.

109

The types of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows (in thousands):

	Year ended December 31,	
	2023	2022
Deferred tax assets		
Net operating loss and credit carry-forwards	$ 463,400	$ 491,323
Research and development credits	87,111	71,756
Research and development expenditure capitalization	130,792	75,821
Basis difference in investments	40,655	107,756
Sales tax accrual	67	90
Share-based compensation	21,014	14,986
Acquired intangibles	76,171	50,156
Accrued liabilities	17,994	16,550
Gross deferred tax assets	837,204	828,438
Valuation allowance	(674,720)	(669,690)
Total deferred tax assets	162,484	158,748
Deferred tax liabilities		
Deferred sales commissions	(117,875)	(117,724)
Lease right of use assets	(8,255)	(7,045)
Property and equipment	(35,753)	(32,746)
Net deferred tax assets	$ 601	$ 1,233

As of December 31, 2023, the Company has federal net operating loss carryforwards of approximately $1.8 billion, of which $66.1 million will expire in 2037, while the remaining portion does not expire. As of December 31, 2023, the Company had foreign net operating loss carryforwards of approximately $27.1 million that will carryforward indefinitely. As of December 31, 2023, the Company had state net operating loss carryforwards of approximately $1.3 billion that will begin to expire in 2024. The Company also has research credit carryforwards for federal and California tax purposes of approximately $77.0 million and $49.5 million, respectively, available to reduce future income subject to income taxes. The federal research credit carry-forwards will begin to expire in 2028 and the California research credits carry forward indefinitely.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions.

The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the year ended December 31, 2023, the Company has provided a valuation allowance against the Company's U.S. net deferred tax assets. The net change in the valuation allowance for the years ended December 31, 2023 and 2022 was an increase of $5.0 million and $244.1 million, respectively.

The following shows the changes in the gross amount of unrecognized tax benefits as of December 31, 2023 (in thousands):

	2023	2022	2021
Unrecognized tax benefits, beginning of the year	$ 26,412	$ 20,010	$ 14,158
Increases related to prior year tax positions	—	—	—
Decreases related to prior year tax positions	(418)	—	—
Increases related to current year tax positions	5,982	6,402	5,852
Unrecognized tax benefits, end of year	$ 31,976	$ 26,412	$ 20,010

In accordance with ASC 740-10, *Income Taxes*, the Company has adopted the accounting policy that interest and penalties recognized are classified as part of its income taxes.

The Company does not anticipate that its total unrecognized tax benefits will significantly change due to settlement of examination or the expiration of statute of limitations during the next 12 months. Included in the balance of unrecognized tax benefits as of December 31, 2023 are $0.3 million of tax benefit that, if recognized, would affect the effective tax rate. Otherwise, as a result of the full valuation allowance as of December 31, 2023, current adjustments to the unrecognized tax benefit will not have an impact on our effective income tax rate. Any adjustments made after the valuation allowance is released will have an impact on the tax rate.

The Company files U.S. and foreign income tax returns with varying statutes of limitations. Due to the Company's net carry-over of unused operating losses and tax credits, all years from 2003 forward remain subject to future examination by tax authorities.

Note 14. Basic and Diluted Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock, stock options, restricted stock units, ESPP, convertible notes, and convertible preferred stock, to the extent dilutive. For the years ended December 31, 2023, 2022 and 2021, all such common stock equivalents have been excluded from diluted net loss per share as the effect to net loss per share would be anti-dilutive.

The following table sets forth the computation of the Company's basic and diluted net loss per share of common stock (in thousands, except per share data):

| | Year Ended December 31, | | |
	2023	2022	2021
Numerator			
Net loss	$ (165,240)	$ (879,166)	$ (376,250)
Denominator			
Weighted-average common shares outstanding for basic and diluted net loss per share	94,912	95,239	91,738
Basic net income (loss) per share	$ (1.74)	$ (9.23)	$ (4.10)

The following table summarizes the potentially dilutive common shares that were excluded from diluted weighted-average common shares outstanding because including them would have had an anti-dilutive effect (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Shares of common stock issuable under equity incentive plans outstanding	9,999	4,050	3,866
Shares of common stock related to convertible preferred stock	743	743	107
Shares of common stock related to convertible notes	—	—	135
Potential common shares excluded from diluted net loss per share	10,742	4,793	4,108

Pursuant to the terms of the respective Convertible Notes Indentures, effective January 1, 2022, the Company made an irrevocable election to settle the principal portion of the Convertible Notes only in cash, with the conversion premium to be settled in cash or shares.

The Company calculates the potential dilutive effect of its 2025 and 2026 Convertible Notes under the if-converted method. Under this method, only the amounts settled in excess of the principal will be considered in diluted earnings per share, in line with the terms of the Convertible Notes Indentures.

The denominator for diluted net income per share does not include any effect from the capped call transactions the Company entered into concurrently with the issuance of the Convertible Notes as this effect would be anti-dilutive. In the event of conversion of the Notes, if shares are delivered to the Company under the capped call, they will offset the dilutive effect of the shares that the Company would issue under the Convertible Notes.

Note 15. 401(k) Plan

The Company has a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. Substantially all of the U.S. employees are eligible to make contributions to the 401(k) plan. The Company matches 401(k) based on the amount of the employees' contributions subject to certain limitations. Employer contributions were $6.2 million, $6.9 million, and $6.7 million for the years ended December 31, 2023, 2022 and 2021.

Note 16. Restructuring Activities

In the fourth quarter of 2022, the Company's board of directors approved a reduction-in-force plan (the "Q4'22 Plan") as part of broader efforts to align the Company's cost base with its strategic priorities. The restructuring costs associated with the Q4'22 Plan primarily consisted of severance payments, employee benefits and related costs. The Company incurred $15.2 million of restructuring costs of which $5.0 million was incurred in 2023. The execution of the Q4'22 Plan was completed as of December 31, 2023.

During the year ended December 31, 2023, the Company's management took further headcount actions as part of broader efforts to optimize the Company's cost structure and incurred incremental restructuring costs of $15.4 million. The restructuring costs primarily consisted of severance payments, employee benefits and related costs. The Company expects to substantially complete these additional actions in 2024 and estimates to incur incremental restructuring costs of approximately $5 million to $7 million in the first quarter of 2024, subject to local law and consultation requirements in certain countries. The Company may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur as a result of or in connection with the implementation of these actions.

The following table summarizes the Company's restructuring costs that were recorded as an operating expense in the accompanying Consolidated Statement of Operations for the year ended December 31, 2023 (in thousands):

| | Year Ended December 31, | |
	2023	2022
Cost of revenues	$ 876	$ 457
Research and development	4,457	5,321
Sales and marketing	8,758	9,695
General and administrative	6,277	2,711
Total restructuring costs	$ 20,368	$ 18,184

The following table summarizes the Company's restructuring liability that is included in accrued liabilities in the accompanying Consolidated Balance Sheets (in thousands):

Balance as of December 31, 2021	$ —
Restructuring costs	18,184
Cash payments	(12,699)
Balance as of December 31, 2022	$ 5,485
Restructuring costs	20,368
Cash payments	(22,662)
Balance as of December 31, 2023	$ 3,191

Note 17. Subsequent Events

Share Repurchase Program

On February 7, 2024, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to $150 million of the Company's outstanding shares of Class A Common Stock. Under the program, share repurchases may be made at the Company's discretion from time to time in open market transactions, privately negotiated transactions, or other means, subject to a minimum cash balance. The program does not obligate the Company to repurchase any specific dollar amount or to acquire any specific number of shares of its Class A Common Stock. The timing and number of any shares repurchased under the program will depend on a variety of factors, including stock price, trading volume, and general business and market conditions. The authorization is effective until December 31, 2024.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the guidelines established in the *Internal Control—Integrated Framework* (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included in Item 8 in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There are no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B.   OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, the following director adopted a "Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408, as follows:

On December 7, 2023, Kenneth Goldman, a member of our board of directors, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of up to 2,573 shares of Class A common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until December 9, 2024 or earlier if all transactions under the trading arrangement are completed.

No other directors or officers, as defined in Rule 16a-1(f), have adopted and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408, during the last fiscal quarter.

Appointment of New Director

On February 20, 2024, the Company announced that Prat Bhatt will be appointed to the board of directors and audit committee of the Company, effective March 1, 2024. Mr. Bhatt will serve as a director with a term of office expiring at the Company's 2024 Annual Meeting of Stockholders. From August 2023 to January 2024, Mr. Bhatt served as Executive Advisor at Cisco Systems, Inc. ("Cisco"), a global technology company, and served as the Chief Accounting Officer from July 2009 through July 2023. He previously also held the additional title of Corporate Controller from July 2009 to May 2022. From June 2007 to July 2009 he served as Vice President, Finance and Assistant Corporate Controller, and from November 2000 to June 2007 Mr. Bhatt served in various leadership roles of increasing importance at Cisco.

Mr. Bhatt has served on the Board of Directors of Seagate Technology (NASDAQ: STX) since December 2020 and is the Chair of its Audit and Finance Committee. Mr. Bhatt currently serves on the Governing Board of the Center for Audit Quality since August 2023 and serves on its Financial Oversight Committee. From June 1999 to November 2000, Mr. Bhatt was Director of Financial Operations at Kaiser Permanente and from October 1990 to June 1999 he was Senior Manager with Ernst & Young LLP in the Assurance Practice. He is a licensed Certified Public Accountant (inactive). Mr. Bhatt holds a B.S. in economics from the University of California, Santa Cruz, and a M.Acc. from the University of Southern California.

Mr. Bhatt will be eligible to participate in the Company's standard compensation arrangements for non-employee directors, including receiving cash and equity compensation, as described on pages 14 through 16 of the Company's 2023 proxy statement filed with the Securities and Exchange Commission on December 11, 2023.

The Company has entered into its standard form of indemnification agreement with Mr. Bhatt, a copy of which is filed as Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission on August 7, 2017. Other than the indemnification agreement described in the preceding sentence, Mr. Bhatt has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, nor are any such transactions currently proposed. There are no arrangements or understandings between Mr. Bhatt and any other persons pursuant to which Mr. Bhatt was appointed a director of the Company, and there are no family relationships between Mr. Bhatt and any director or executive officer of the Company.

Director Resignation

On February 16, 2024, Allan Thygesen notified the Company that he was resigning from the Company's board of directors, effective May 2, 2024. Mr. Thygesen confirmed that his resignation was not the result of any disagreement with the Company or management on any matter relating to the Company's operations, policies or practices.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Composition of the Board of Directors

We manage our business affairs under the direction of our board of directors, which is currently composed of seven members. Six of our directors are independent within the meaning of the applicable rules of the New York Stock Exchange ("NYSE"). Each director's term continues until the election and qualification of such director's successor, or such director's earlier death, resignation, or removal.

The names, ages, and certain other information as of December 31, 2023 for each current director are set forth below.

Nominees	Age	Position	Director Since
Vladimir Shmunis	63	Chairman and Chief Executive Officer	1999
Mignon Clyburn	61	Director	2020
Kenneth Goldman[(1)(2)]	74	Director	2017
Ned Segal[(1)(2)]	49	Director	2023
Robert Theis[(1)(2)(3)]	62	Director	2011
Allan Thygesen[(3)(4)]	61	Director	2015
Neil Williams[(1)]	70	Director	2012

(1) Member of the audit committee

(2) Member of the nominating and corporate governance committee

(3) Member of the compensation committee

(4) On February 16, 2024, Mr. Thygesen notified the Company that he is resigning from the Company's board of directors, effective May 2, 2024.

Vladimir Shmunis is one of our co-founders and has served as our Chief Executive Officer and Chairman since December 2023. Mr. Shmunis previously served as our Executive Chairman from August 2023 until December 2023, and as our Chief Executive Officer and Chairman from our inception in 1999 until August 2023. Prior to RingCentral, from 1992 to 1998, Mr. Shmunis served as President and Chief Executive Officer of Ring Zero Systems, Inc., a desktop communications software provider founded by Mr. Shmunis and acquired by Motorola, Inc. From 1982 to 1992, Mr. Shmunis held various software development and management roles with a number of Silicon Valley companies, including Convergent Technologies, Inc. and Ampex Corporation. Mr. Shmunis holds a B.S. in Computer Science and an M.S. in Computer Science from San Francisco State University.

Our board of directors believes that Mr. Shmunis possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our Chief Executive Officer and his experience as an executive in the technology industry. Our board of directors also believes that he brings historical knowledge, operational expertise and continuity to the board of directors.

Mignon Clyburn has served on our board of directors since November 2020. Ms. Clyburn has served as President of MLC Strategies, LLC, a Washington, D.C.-based consulting firm, since January 2019, and previously served as a Fellow at Open Society Foundations, a philanthropic organization, from June 2018 to January 2019. Prior to this, Ms. Clyburn served as a Commissioner of the U.S. Federal Communications Commission (the "FCC") from August 2009 to June 2018, including as acting chair. While at the FCC, she was committed to closing the digital divide and championed the modernization of the agency's Lifeline Program, which assists low-income consumers with voice and broadband service. In addition, Ms. Clyburn promoted diversity in media ownership, initiated Inmate Calling Services reforms, supported inclusion in STEM opportunities and fought for an Open Internet. Prior to her federal appointment, Ms. Clyburn served 11 years on the Public Service Commission of South Carolina and worked for nearly 15 years as publisher of the Coastal Times, a Charleston weekly newspaper focused on the African American community. Ms. Clyburn has served as a member of the board of directors of many entities, including Lions Gate Entertainment Corp., an entertainment company, since September 2020, and Charah Solutions, Inc., a provider of environmental and maintenance services to the power generation industry, from March 2019 to July 2023. Ms. Clyburn holds a B.S. in Banking, Finance and Economics from the University of South Carolina.

Our board of directors believes that Ms. Clyburn possesses specific attributes that qualify her to serve as a director, including her experience as a regulator of public utilities and as a federal commissioner in the telecommunications sector.

Kenneth Goldman has served on our board of directors since June 2017. Between March 2018 and April 2022, Mr. Goldman served as President of Hillspire LLC, a wealth management services provider, where he also previously served as a contractor from September 2017 to March 2018. From October 2012 to June 2017, Mr. Goldman served as the Chief Financial Officer of Yahoo! Inc., an Internet commerce website, where he was responsible for Yahoo's global finance functions including financial planning and analysis, controllership, tax, treasury and investor relations. From September 2007 to October 2012, Mr. Goldman was the Senior Vice President, Finance and Administration and Chief Financial Officer of Fortinet, Inc., a provider of threat management technologies. From August 2000 until March 2006, Mr. Goldman served as Senior Vice President of Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services. Previously, Mr. Goldman has been the Chief Financial Officer of Sybase, Inc., an enterprise software and services company (acquired by SAP SE), Excite@Home, an internet access provider, Cypress Semiconductor Corporation, a semiconductor company, and VLSI Technology, Inc., an integrated circuit designer and manufacturer (acquired by Philips Electronics). Mr. Goldman currently serves on the board of directors of GoPro, Inc., a technology company, Zuora Inc., a subscription software company and Fortinet, Inc., a cybersecurity company, and previously served on the boards of directors of NXP Semiconductor N.V., a global semiconductor manufacturer, from August 2010 to June 2022, and TriNet Group, Inc., a human resources management company, from August 2009 to July 2020. He also is a Trustee Emeritus of Cornell University. Mr. Goldman also currently serves on the board of directors of several private companies. From December 1999 to December 2003, Mr. Goldman served on the Financial Accounting Standards Board's primary Advisory Council ("FASAC"). Between July 2018 and August 2022, Mr. Goldman served on the Sustainability Accounting Standards Board, now a part of The Value Reporting Foundation, and previously served a three-year term on the Public Company Accounting Oversight Board's Standing Advisory Group ("SAG"). Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from Harvard Business School.

Our board of directors believes that Mr. Goldman is qualified to serve as a member of the board of directors based on his experience on the boards of directors of numerous companies, his extensive executive experience and his service as a member of FASAC and SAG. He provides a high level of expertise and significant leadership experience in the areas of finance, accounting and audit oversight.

Ned Segal has served on our board of directors since December 2023. Mr. Segal served as the Chief Financial Officer of Twitter, Inc. from August 2017 to October 2022. From January 2015 to August 2017, Mr. Segal served as Senior Vice President of Finance of Intuit Inc., a business and financial software company. From April 2013 to January 2015, Mr. Segal served as Chief Financial Officer of RPX Corporation, a former publicly traded company that provides patent risk management and discovery services. From 1996 to April 2013, Mr. Segal held various positions at The Goldman Sachs Group, Inc., most recently as Head of Global Software Investment Banking. Mr. Segal has served as a member of the board of directors of Beyond Meat, Inc. since November 2018. Mr. Segal was a member of the board of directors of TS Innovation Acquisitions Corp., a special purpose acquisition company listed on NASDAQ, and served on its audit committee and as chair of its compensation committee, from November 2020 to June 2021 when that company was acquired by and changed its name to Latch, Inc. Mr. Segal was a member of the board of directors of Tishman Speyer Innovation Corp. II, a special purpose acquisition company listed on NASDAQ from January 2021 to December 2022, and served on its audit committee and as chair of its compensation committee. Mr. Segal holds a B.S. degree in Spanish from Georgetown University.

Our board of directors believes that Mr. Segal possesses specific attributes that qualify him to serve as a director, including his experience in finance at a number of major public companies.

Robert Theis has served on our board of directors since August 2011. Mr. Theis has served as a General Partner, Chief Investment Officer of World Innovation Lab, a venture capital firm, since September 2016. He served as a managing director at Scale Venture Partners, a venture capital firm, from May 2008 to October 2014. Prior to joining Scale Ventures, from July 2000 to April 2008, Mr. Theis served as a general partner with Doll Capital Management, a venture capital firm. From July 1996 to June 2000, Mr. Theis served as executive vice president and served on the board of directors of New Era of Networks, Inc., a supplier of Internet infrastructure software and services. From April 1986 to June 1996, Mr. Theis served as a Managing Director at Sun Microsystems, Inc., a provider of computers and computer components acquired by Oracle Corporation, and from January 1984 to March 1986, as Marketing Manager at Silicon Graphics, Inc., a provider of high-performance computing solutions. Mr. Theis also served on the board of directors of Avaya LLC, a business communication and cloud solutions company, from November 2020 to October 2022. Mr. Theis holds a B.A. in Economics from the University of Pittsburgh, Pennsylvania.

Our board of directors believes that Mr. Theis possesses specific attributes that qualify him to serve as a director, including his substantial experience as a venture capitalist investment professional and as a director of technology infrastructure and applications companies.

Allan Thygesen has served on our board of directors since October 2015. Mr. Thygesen has served as Chief Executive Officer of DocuSign, Inc., an eSignature and digital transaction management company, since October 2022. Previously, Mr. Thygesen served from February 2017 to October 2022 as President, Americas at Google Inc. (a subsidiary of Alphabet Inc.) and from September 2011 to February 2017 as Vice President, Global SMB Sales and Operations. He is also a lecturer at the Stanford Graduate School of Business. Before joining Google, Mr. Thygesen consulted to Google and other companies in 2010 and until September 2011 and previously co-founded an early stage venture firm and was a managing director and partner in the U.S. venture and growth funds of The Carlyle Group, where he led investments in startups in sectors including e-commerce, mobile advertising and imaging. Earlier, Mr. Thygesen served as an executive in several public and private companies, including Wink Communications, Inc., an interactive television technology company, which he helped take public in 1999. Mr. Thygesen has served on the board of directors of DocuSign, Inc. since October 2022, and has also served on the boards of directors of various private companies. Mr. Thygesen holds an M.Sc. in Economics from the University of Copenhagen and an M.B.A. from Stanford University.

Our board of directors believes that Mr. Thygesen possesses specific attributes that qualify him to serve as a director, including his professional experience in the areas of enterprise software, marketing, scaling operations, and product and market strategies.

Neil Williams has served on our board of directors since March 2012. From January 2008 to February 2018, Mr. Williams served as Executive Vice President and Chief Financial Officer at Intuit Inc., a business and financial software company. Prior to joining Intuit, from April 2001 to September 2007, Mr. Williams served as Executive Vice President of Visa U.S.A., Inc., a credit and debit card payment network, and from November 2004 to September 2007, he served as Chief Financial Officer. During the same period, Mr. Williams held the dual role of Chief Financial Officer for Inovant LLC, Visa's global IT organization. Mr. Williams has served on the board of directors of Oportun Financial Corporation, a financial services provider, since November 2017 and previously served on the board of directors and as chair of the audit committee of Amyris, Inc., an integrated renewable products company, from May 2013 to March 2020. Mr. Williams holds a B.A. in Business Administration from the University of Southern Mississippi and is a certified public accountant.

Our board of directors believes that Mr. Williams possesses specific attributes that qualify him to serve as a director, including his professional experience in the areas of finance, accounting and audit oversight.

Executive Officers

The following table sets forth the names, ages and positions of our executive officers as of December 31, 2023:

Name	Age	Position
Vladimir Shmunis	63	Chief Executive Officer and Chairman
Sonalee Parekh	50	Chief Financial Officer
John Marlow	55	Chief Administrative Officer, Senior Vice President, Corporate Development, General Counsel and Secretary

Vladimir Shmunis, Chief Executive Officer and Chairman. For a biography of Mr. Shmunis please see the above section entitled "Composition of the Board of Directors."

Sonalee Parekh has served as our Chief Financial Officer since May 2022. Ms. Parekh previously served as the Senior Vice President of Corporate Development and Investor Relations at Hewlett Packard Enterprise, a Fortune 500 technology company, from September 2019 to April 2022, where she oversaw critical growth initiatives, including the M&A strategy globally, and was responsible for corporate strategy, mergers and acquisitions, strategic investments, business integration and performance management. In her role as Senior Vice President of Investor Relations, Ms. Parekh worked directly with many of the world's largest institutional investors and asset managers and led HPE's socially responsible investing strategy. Prior to HPE, Ms. Parekh held senior leadership roles at several global investment banks, including Goldman Sachs and Barclays Capital. Ms. Parekh currently serves as a director and chair of the audit committee for Indie Semiconductor. Ms. Parekh also served as a director and chair of the compensation committee for PWP Forward Acquisition Corp. I from February 2021 to

November 2022. Ms. Parekh earned a Bachelor of Commerce degree from McGill University and is a Chartered Accountant and alumna of PricewaterhouseCoopers.

John Marlow has served as our Chief Administrative Officer since February 2017, as our Senior Vice President, Corporate Development since June 2013 and as our General Counsel and Secretary since April 2009, and also served as our Managing Director—EMEA from January 2015 to June 2016. He was appointed as Vice President of Corporate Development in November 2008. Mr. Marlow also served on our board of directors from August 2005 until August 2011. In addition, Mr. Marlow serves as the Director of Business and Legal Affairs at BrainSonix Corporation, a private medical device company. Mr. Marlow holds a B.A. in Sociology from Colgate University and a J.D. from the University of California (Berkeley) School of Law.

Director Independence

Under the rules of the NYSE, independent directors must comprise a majority of a listed company's board of directors within a specified period of the completion of its initial public offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the rules of the NYSE, a director is independent only if our board of directors makes an affirmative determination that the director has no material relationship with us.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. The determination of our board of directors was based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

With respect to Mr. Thygesen, our board of directors specifically considered that Mr. Thygesen previously served as President, Americas at Google Inc. (though he was not an executive officer at Google Inc. or its parent company, Alphabet Inc.) and the terms and value of the search engine optimization/search engine marketing agreement we have with Google Inc. as well as the suite of Google apps and services that we license from Google Inc. In addition, our board of directors has specifically considered that Mr. Thygesen is Chief Executive Officer of DocuSign, Inc., a vendor of the Company. Our board of directors has concluded that our relationships with Google Inc. and DocuSign, Inc. would not impede the exercise of independent judgment by Mr. Thygesen.

With respect to Mr. Theis, our board of directors specifically considered Mr. Theis's former role as a director of Avaya LLC ("Avaya"), including the Company's compensation of Mr. Theis of $120,000 in cash for such board service, and the terms of our strategic partnership with Avaya. Our board of directors has concluded that our relationship with Avaya would not impede the exercise of independent judgment by Mr. Theis.

Our board of directors has determined that all of the members of our board of directors, except our Chief Executive Officer, or CEO, Mr. Shmunis, are "independent" as defined in the applicable NYSE rules and applicable rules and regulations of the SEC.

Leadership Structure

Mr. Shmunis currently serves as both Chairman of our board of directors and CEO. Our board of directors believes that the current board leadership structure, coupled with a strong emphasis on board independence, provides effective independent oversight of management while allowing the board and management to benefit from Mr. Shmunis's leadership, Company specific experience and years of experience as an executive in the technology industry. Serving on our board of directors and as CEO since our founding in 1999, apart from a brief period during 2023 when he served solely as our Executive Chairman, Mr. Shmunis is best positioned to identify strategic priorities, lead critical discussion and execute our strategy and business plans. Mr. Shmunis possesses detailed in-depth knowledge of the issues, opportunities and challenges facing us. Independent directors and management sometimes have different perspectives and roles in strategy development. Our independent directors bring experience, oversight and expertise from outside of our Company, while the CEO brings Company specific experience and expertise. The board of directors believes that Mr. Shmunis's combined role enables strong leadership, creates clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when the Chairman is not independent. Because our CEO, Mr. Shmunis, is our Chairman, our board of directors appointed Mr. Theis to serve as our lead independent director. Our lead independent director presides over periodic meetings of our independent directors, serves as a liaison between our Chairman and the independent directors, and performs such additional duties as our board of directors otherwise determines and delegates from time to time.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors, acting pursuant to a resolution adopted by a majority of the authorized directors, may establish other committees from time to time. The charters for each of our committees are available on our website at ir.ringcentral.com.

Audit Committee

Our audit committee oversees our accounting and financial reporting process and the audit of our financial statements and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is responsible for, among other things:

- appointing, approving the compensation of, supervising, evaluating and assessing the independence of our independent registered public accounting firm;

- pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

- reviewing annually a report by the independent registered public accounting firm regarding the independent registered public accounting firm's internal quality control procedures and various issues relating thereto;

- reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm;

- establishing policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

- periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our Company and reviewing and, if appropriate, approving all transactions between our Company or its subsidiaries and any related party (as described in Item 404 of Regulation S-K);

- periodically reviewing our Code of Business Conduct and Ethics;

- reviewing and discussing the adequacy and effectiveness of our policies and internal controls regarding information and technology security, cybersecurity, and privacy related areas with management;

- establishing policies for the hiring of employees and former employees of the independent registered public accounting firm; and

- reviewing the audit committee report required by SEC rules to be included in our annual proxy statement.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Our audit committee is currently comprised of Kenneth Goldman, Ned Segal, Robert Theis and Neil Williams, who is the chairperson of the committee. Our board of directors has designated Kenneth Goldman, Ned Segal, Robert Theis and Neil

Williams as "audit committee financial experts," as defined under the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002.

Our board of directors has considered the independence and other characteristics of each member of our audit committee and has concluded that the composition of our audit committee meets the requirements for independence under the current requirements of the NYSE and SEC rules and regulations. Audit committee members must satisfy additional independence criteria set forth under Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In order to be considered independent for purposes of the Rule 10A-3, an audit committee member may not, other than in his or her capacity as a member of the audit committee, accept consulting, advisory or other fees from us or be an affiliated person of us. Each of the members of our audit committee qualifies as an independent director pursuant to Rule 10A-3.

No member of our audit committee should simultaneously serve on the audit committee of more than two additional public companies unless our board of directors determines that such simultaneous service would not impair the ability of such member to effectively serve on the audit committee and discloses such determination in accordance with the requirements of the NYSE. Our board of directors has considered Mr. Goldman's simultaneous service on the audit committees of RingCentral and three other public companies and has determined that such simultaneous service does not impair his ability to effectively serve as a member of our audit committee.

Compensation Committee

Our compensation committee oversees our compensation policies, plans and programs. The compensation committee is responsible for, among other things:

- reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;

- annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

- annually evaluating the performance of our chief executive officer in light of such corporate goals and objectives and recommending the compensation of our chief executive officer and our other executive officers to the board of directors for its approval;

- administering our equity compensations plans for our employees and directors; and

- reviewing for inclusion in this Form 10-K the report of the compensation committee required by the SEC.

The compensation committee also has the power to investigate any matter brought to its attention within the scope of its duties and the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Our compensation committee is currently comprised of Robert Theis and Allan Thygesen , who is the chairperson of the committee. Our board of directors has determined that each member of the compensation committee is an independent director for compensation committee purposes as that term is defined in the applicable rules of the NYSE and is a "non-employee director" within the meaning of Rule 16b-3(d)(3) promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee, or nominating committee, oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors and its committees. The nominating committee is responsible for, among other things:

- evaluating and making recommendations regarding the organization and governance of our board of directors and its committees and changes to our certificate of incorporation and bylaws and stockholder communications;

- reviewing succession planning for our chief executive officer and other executive officers and evaluating potential successors;

- assessing the performance of board members and making recommendations regarding committee and chair assignments and composition and size of our board of directors and its committees;

- recommending desired qualifications for board and committee membership and conducting searches for potential members of our board of directors;

- evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

- overseeing director orientation and continuing education;

- reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

- reviewing and approving conflicts of interest of our directors and corporate officers, other than related party transactions reviewed by the audit committee.

The nominating committee also has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Our nominating committee is currently comprised of Ned Segal, Robert Theis and Kenneth Goldman, who is the chairperson of the committee. Each of the nominating committee members is an independent director for nominating committee purposes as that term is defined in the applicable rules of the NYSE.

Considerations in Evaluating Director Nominees

The nominating committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, the nominating committee will consider the current size and composition of the board of directors and the needs of the board of directors and the respective committees of the board of directors. Some of the qualifications that the nominating committee considers include, without limitation, issues of character, integrity, judgment, diversity (with respect to diversity, such factors as gender, gender identity, sexual orientation, race, ethnicity, differences in professional background, education, skill and other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the board of directors), independence, area of expertise, corporate experience, length of service, potential conflicts of interest and other commitments. The nominating committee requires the following minimum qualifications to be satisfied by any nominee for a position on our board of directors, (1) the highest personal and professional ethics and integrity, (2) proven achievement and competence in the nominee's field and the ability to exercise sound business judgment, (3) skills that are complementary to those of the existing members of our board of directors, (4) the ability to assist and support management and make significant contributions to the Company's success, and (5) an understanding of the fiduciary responsibilities that are required of a member of our board of directors, and the commitment of time and energy necessary to diligently carry out those responsibilities. Other than the foregoing, there are no stated minimum criteria for director nominees, although the nominating committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests. The nominating committee may also take such measures that it considers appropriate in connection with its evaluation of a director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the nominating committee, the board of directors or management.

Although the board of directors does not maintain a specific policy with respect to board diversity, the board of directors believes that the board should be a diverse body and is committed to increasing board diversity. Accordingly, the nominating committee considers a broad range of backgrounds, experiences and other factors as it oversees the annual board of director and committee evaluations. After completing its review and evaluation of director candidates, the nominating committee recommends to the full board of directors the director nominees for selection.

Stockholder Recommendations for Nominations to the Board of Directors

The nominating committee will consider candidates for director recommended by stockholders holding at least one percent (1%) of the fully diluted capitalization of the Company continuously for at least twelve (12) months prior to the date of the submission of the recommendation, so long as such recommendations comply with the certificate of incorporation and bylaws of our Company and applicable laws, rules and regulations, including those promulgated by the SEC. The committee will evaluate such recommendations in accordance with its charter, our bylaws, our policies and procedures for director candidates, as well as the regular nominee criteria described above. This process is designed to ensure that the board of directors includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact our General

Counsel or our Legal Department in writing. Such recommendations must include the information about the candidate and the documentation required by Section 2.4 of our bylaws, including, without limitation, relevant qualifications, a signed letter from the candidate confirming willingness to serve, a statement of support by the recommending stockholder, information regarding any relationships between the candidate and the Company and evidence of the recommending stockholder's ownership of Company stock. The committee has discretion to decide which individuals to recommend for nomination as directors.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

We have adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, we have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, officers and directors, including our chief executive and senior financial officers. The Corporate Governance Guidelines and Code of Business Conduct and Ethics are available on our website at ir.ringcentral.com. We expect that any amendment to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website.

Risk Management

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the Company faces, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

Our board of directors believes that open communication between management and the board of directors is essential for effective risk management and oversight. Our board of directors meets with members of the senior management team at regular board meetings, where, among other topics, they discuss strategy and risks facing the Company.

While our board of directors is ultimately responsible for risk oversight, our board committees assist the board of directors in fulfilling its oversight responsibilities in certain areas of risk. The audit committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of significant accounting and other financial risk exposure, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. The audit committee also reviews management's assessment of the key risks facing us, including the key controls it relies on to mitigate those risks. The audit committee also monitors certain key risks at each of its regularly scheduled meetings, such as risk associated with internal control over financial reporting, liquidity risk, legal and regulatory compliance, data privacy, security (including cybersecurity) and enterprise-level risk assessment and management. The nominating committee assists our board of directors in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and corporate governance, as well as risks attributable to environmental, social, and governance (ESG) policies and other programs supporting the sustainable growth of the business. The compensation committee assesses risks created by the incentives inherent in our compensation philosophy and practices. Finally, the full board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Our board of directors has approved a compensation program for non-employee directors to attract, retain and reward its qualified directors and align the financial interests of the non-employee directors with those of our stockholders.

The compensation committee has the primary responsibility for reviewing and approving the compensation paid to non-employee directors. The compensation committee reviews at least annually the type and form of compensation paid to our non-employee directors, which includes a market assessment and analysis by our independent compensation consulting firm, Compensia, Inc. ("Compensia") regarding practices at comparable companies. As part of this analysis, Compensia reviews non-

employee director compensation trends and data from companies comprising the same executive compensation peer group used by the compensation committee in connection with its review of executive compensation. Based on this review, the compensation committee has made adjustments to the non-employee director compensation program, most recently in April 2023, in an effort to provide competitive compensation opportunities for our non-employee directors.

Pursuant to this compensation program, each non-employee director receives cash and equity compensation for board services as described below. In addition, we reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings as well as continuing director education.

Cash Compensation

Our non-employee directors are entitled to receive the following cash compensation for their services:

- $50,000 per year for service as a board member;
- $30,000 per year for service as lead independent director;
- $30,000 per year for service as chair of the audit committee;
- $20,000 per year for service as chair of the compensation committee;
- $15,000 per year for service as chair of the nominating committee;
- $12,500 per year for service as member of the audit committee;
- $10,000 per year for service as member of the compensation committee; and
- $5,000 per year for service as member of the nominating committee.

All cash payments to non-employee directors are paid quarterly in arrears.

From time to time, non-employee directors may also be compensated, generally in cash, for serving on a special or sub-committee of the board of directors.

Equity Compensation

Our non-employee directors are entitled to receive the following equity compensation:

On the first trading day on or after June 1 of each year, each non-employee director will be granted an award of restricted stock units ("RSUs") having an award value (as determined based on the fair value of the award on the date of grant) of $300,000, which award will vest in full on the date that is the earlier of: (i) the annual meeting of stockholders in the Company's fiscal year following the fiscal year in which the award is granted and (ii) one year from the date of grant, subject to the non-employee director continuing to be a service provider through such vesting date.

In addition, each person who becomes a non-employee director will receive an award of RSUs having an award value (as determined based on the fair value of the award on the date of grant) equal to (i) $600,000 multiplied by (ii) a fraction, the numerator of which is the number of months between the date the non-employee director becomes a member of the board and the first trading day on or after June 1 following such date and the denominator of which is 12. The date of grant for this award will be the date the non-employee director joins the board, or, if such date occurs during a Company blackout period, the fifth trading day following the expiration of such Company blackout period and any special blackout period in effect, subject to the director remaining on the board through the grant date. One third of this grant will vest on each of the dates that is one year, two years, and three years from the date of grant, subject to the non-employee director continuing to be a service provider through such vesting date.

In the event of a change in control, 100% of the non-employee director's outstanding and unvested equity awards will immediately vest and, if applicable, become exercisable. In no event will an award granted under the policy be greater than the non-employee director limits set forth in the Company's Amended and Restated 2013 Equity Incentive Plan (the "2013 Plan").

The following table shows, for the fiscal year ended December 31, 2023, certain information with respect to the compensation of all of our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	All Other Compensation ($)	Total ($)
Mignon Clyburn (2)	50,000	299,988	—	349,988
Arne Duncan (3)	49,731	299,988	—	349,719
Kenneth Goldman (4)	77,500	299,988	—	377,488
Michelle McKenna (5)	3,750	—	—	3,750
Ned Segal (6)	544	—	—	544
Sridhar Srinivasan (7)	—	—	—	—
Robert Theis (8)	106,458	299,988	—	406,446
Allan Thygesen (9)	70,000	299,988	—	369,988
Neil Williams (10)	80,000	299,988	—	379,988

(1) Except as otherwise noted below, the amounts listed in the "Stock Awards" column represent the aggregate fair market value of RSUs granted in the fiscal year ended December 31, 2023 and calculated in accordance with FASB ASC Topic 718 ("ASC Topic 718"). See Note 12 of the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for a discussion of assumptions made in determining the grant date fair market value.

(2) As of December 31, 2023, Ms. Clyburn held 8,448 RSUs, of which 8,448 shares of our Class A Common Stock underlying the RSUs vest on the earlier of (a) the date of the annual meeting of stockholders for 2024 (the "2024 Annual Meeting") or (b) June 1, 2024, subject to her continued service with us.

(3) Mr. Duncan's term as a board member ended on December 29, 2023. In connection with the end of his board service, on December 28, 2023 our board of directors elected to accelerate the vesting of the shares of our Class A Common Stock underlying the 8,448 RSUs held by Mr. Duncan on that date. The incremental fair value resulting from such acceleration, computed as of the date of modification in accordance with ASC Topic 718, was immaterial.

(4) As of December 31, 2023, Mr. Goldman held 8,448 RSUs, of which 8,448 shares of our Class A Common Stock underlying the RSUs vest on the earlier of (a) the date of the 2024 Annual Meeting or (b) June 1, 2024, subject to his continued service with us.

(5) In connection with Ms. McKenna's resignation from our board of directors on January 18, 2023, she forfeited all of her then unvested equity awards.

(6) Mr. Segal became a member of our board of directors in December 2023.

(7) Mr. Srinivasan became a member of our board of directors in December 2022, and resigned from our board in February 2023.

(8) As of December 31, 2023, Mr. Theis held 8,448 RSUs, of which 8,448 shares of our Class A Common Stock underlying the RSUs vest on the earlier of (a) the date of the 2024 Annual Meeting or (b) June 1, 2024, subject to his continued service with us.

(9) As of December 31, 2023, Mr. Thygesen held 8,448 RSUs, of which 8,448 shares of our Class A Common Stock underlying the RSUs vest on the earlier of (a) the date of the 2024 Annual Meeting or (b) June 1, 2024, subject to his continued service with us.

(10) As of December 31, 2023, Mr. Williams held 8,448 RSUs, of which 8,448 shares of our Class A Common Stock underlying the RSUs vest on the earlier of (a) the date of the 2024 Annual Meeting or (b) June 1, 2024, subject to his continued service with us.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act, requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify anyone who filed a required report late during the most recent year. Based on our review of forms we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that during our fiscal ended December 31, 2023, all Section 16(a) filing requirements were satisfied on a timely basis, except for one late Form 4 filing that was filed on behalf of Mr. Shmunis, our Chief Executive Officer and Chairman, on May 3, 2023. Such late filing did not result in any liability under Section 16(b) of the Exchange Act.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the material principles governing executive compensation policies and decisions, and the material elements of compensation awarded to, earned by or paid to our named executive officers. In addition, we explain how and why the independent compensation committee determines the specific compensation elements that made up our 2023 executive compensation program.

Our named executive officers for fiscal 2023 were:

- Vladimir Shmunis, Chairman and Chief Executive Officer ("CEO");

- Tarek Robbiati, former CEO;

- Mo Katibeh, former President and Chief Operating Officer ("COO");

- Sonalee Parekh, Chief Financial Officer ("CFO"); and

- John Marlow, Chief Administrative Officer, Senior Vice President, Corporate Development, General Counsel and Secretary ("CAdO").

The information in this Compensation Discussion and Analysis provides perspective and narrative analysis relating to, and should be read along with, the executive compensation tables.

During the period from August 28, 2023 through December 7, 2023, Mr. Robbiati served as our CEO and Mr. Shmunis was solely our Executive Chairman. Effective as of December 8, 2023, Mr. Shmunis succeeded Mr. Robbiati as CEO. Mr. Shmunis's transition to Executive Chairman and his return as Chairman and CEO did not have any effect on his compensation arrangements with the Company.

Mr. Katibeh resigned from the Company effective as of August 15, 2023.

2023 Executive Compensation Highlights

Consistent with our compensation philosophy and objectives, the compensation committee took the following actions with respect to the compensation of our named executive officers for 2023:

- *Base Salary*—Maintained base salary amounts for our existing named executive officers, with a portion of their base salaries paid in the form of fully vested restricted stock units ("RSUs"), as described in the "Base Salary" section below;

- *Non-Equity Incentive Plan Compensation*—Approved a bonus plan for our named executive officers that paid out only if we achieved quarterly revenue and Non-GAAP operating margin goals that were set to be aggressive and achievable with strong leadership from our executive team described in the "Annual Incentive Compensation" section below. Payouts under the plan for the first quarter were made in the form of RSUs that were fully vested upon grant in order to conserve cash resources and further align the interests of our stockholders and our executive officers, as described in the "Annual Incentive Compensation" section below. Payouts under the plan for the remaining quarters were in cash;

- *Annual Equity Compensation*—Granted time-based RSUs and performance-based RSUs ("PSUs") as part of our annual compensation in an effort to retain our named executive officers, provide incentives for them to continue to grow our business and enhance the link between their interests and the interests of our stockholders, as described in the "Equity Compensation" section below; and

- *Other Equity Compensation*—Granted (i) an equity award of 17,144 RSUs to Mr. Shmunis in April 2023 (effective in May 2023) in lieu of payment of $494,530 of his base salary for the period April 1, 2023 through March 31, 2024, and (ii) equity awards to Mr. Robbiati in connection with his hire.

Compensation Philosophy and Objectives

The overall objective of our executive compensation program is to tie executive compensation to the performance of our Company. Our executive compensation is designed with a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe provide appropriate incentives to retain and motivate our named executive officers, and other senior executives and management team and help to achieve success in our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our executive compensation program seeks to achieve this objective by ensuring that we can:

- Reward talented executives, who possess the proven experience, knowledge, skills, and leadership criteria;
- Motivate our executive officers by giving them a stake in our growth and prosperity and encouraging the continuance of their services with us; and
- Align the interests of stockholders and named executive officers without creating an incentive for inappropriate risk-taking.

Based on this philosophy, we have designed our executive compensation program to encourage the achievement of strong overall financial results, particularly revenue growth and Non-GAAP operating margin.

Executive Compensation Policies and Practices

We endeavor to maintain compensation policies and practices that are consistent with sound governance standards. We believe it is important to provide competitive compensation packages and a high-quality work environment in order to hire, retain and motivate key personnel. Our compensation committee evaluates our executive compensation program on an ongoing basis to ensure that it is consistent with our short-term and long-term goals given the nature of the market in which we compete for key personnel. The following policies and practices were in effect during 2023:

- *Independent Compensation Committee*. Our compensation committee is comprised solely of independent directors who have established effective means for communicating with each other and with stockholders, and implementing their executive compensation ideas, as well as addressing concerns;

- *Compensation Consultant*. Our compensation committee engaged its own compensation consultant, Compensia, to assist with its 2023 compensation reviews. Compensia performed no other consulting or other services for us;

- *Annual Executive Compensation Review*. Our compensation committee conducts an annual review and approval of our compensation strategy, including a review of our compensation peer group used for comparative purposes;

- *Performance-Based Compensation*. Our executive compensation program is designed so that a significant portion of compensation is performance-based, and therefore "at risk," dependent upon corporate performance, as well as equity-based to align the interests of our executive officers with our stockholders. The overall performance and contribution of the executive is also considered in determining each individual's compensation;

- *Minimal Perquisites and Special Benefits*. The members of our executive team are eligible to participate in broad-based Company-sponsored retirement, health and welfare benefits programs on the same basis as our other full-time, salaried employees. At this time, we do not regularly provide any perquisites or other personal benefits to the members of our executive team;

- *No "Golden Parachute" Tax Reimbursements*. We do not provide any tax reimbursement payments (including "gross-ups") on any tax liability that our executive officers might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code (the "Code");

- *No Hedging and Pledging*. Our Insider Trading Policy prohibits our employees, including our executive officers and the members of our board of directors, from hedging any Company securities and from pledging any Company securities as collateral for a loan;

- *No "Single-Trigger" Change-in-Control Arrangements; "Double-Trigger" Change-in-Control Arrangements*. There are no payments and benefits that are payable solely as a result of a change-in-control in the Company. All

change-in-control payments and benefits are based on a "double-trigger" arrangement (that is, they require both a change-in-control of our Company plus an involuntary termination of employment before payments and benefits are paid); and

- *Stockholder Advisory Votes on Named Executive Officer Compensation.* Our stockholders have an opportunity to cast an advisory vote to (i) approve our named executive officers' compensation and (ii) approve the frequency of the vote to approve the named executive officers' compensation. Our stockholders have voted in favor of annual advisory votes on the named executive officers' compensation. At the 2023 annual meeting of stockholders, approximately 64% of the votes cast voted to approve our named executive officers' compensation. We will consider the results from this year's and future years' stockholder advisory votes on named executive officer compensation when making decisions about our executive compensation program.

Compensation-Setting Process

Compensation Committee

Each year, our compensation committee conducts a review of our executive compensation program and related policies and practices. At the beginning of each year, the compensation committee assesses the prior year performance and establishes bonus targets and metrics for the current year and annual equity award grants for our named executive officers. In addition, the compensation committee reviews and determines the base salary of our named executive officers. In determining the compensation of the members of our executive team, including our named executive officers, for 2023, our compensation committee reviewed the compensation arrangements, including base salary, target bonus and equity compensation, of our executive officers and considered an analysis of competitive market data presented by the compensation committee's advisor, Compensia, a national compensation consulting firm that provides executive compensation advisory services, as well as our overall strategic business plan. Market data was used primarily as a reference point for measuring the competitive marketplace, and was one factor among others, used by the compensation committee in determining executive compensation. Other factors the compensation committee considers in making its executive compensation decisions include: input from our CEO, COO (prior to his resignation), and CAdO (except regarding their own compensation), past individual performance and expected future performance, vesting status and value of existing equity awards, and internal pay equity based on the impact of business and performance.

Role of Management

In carrying out its responsibilities, the compensation committee works with members of our management, including our CEO, President and COO (prior to his resignation), and CAdO. Typically, these members of management and our CFO assist the compensation committee in developing the annual bonus plans based on metrics that contain attainable target levels that are achievable through the commitment and leadership of our executive officers. Our CEO provides recommendations on compensation matters for our employees in general and all of his direct reports, including our executive officers. The CEO, President and COO (prior to his resignation), CAdO and CFO usually attend compensation committee meetings. No members of management participate in discussions or decisions regarding their own compensation and none of them are present when their own compensation is determined.

Role of Compensation Consultant

Compensia has been engaged by and serves as the compensation committee's compensation consultant. Compensia reviews the compensation arrangements of the members of our executive team and generally assists the compensation committee in analyzing executive officer and employee compensation, and the compensation of non-employee members of our board of directors. Compensia provides support for the compensation committee by attending meetings of the compensation committee, providing recommendations regarding the composition of our compensation peer group, analyzing compensation data and formulating recommendations for executive and non-employee director compensation. Our compensation committee also works directly with Compensia from time to time to obtain additional information or clarity regarding data provided by Compensia, and also requests specific analyses to assist the compensation committee in the design and structure of our executive and non-employee director compensation programs.

The compensation committee has determined that the work of Compensia does not give rise to any "conflict of interest" in accordance with Item 407(e)(3)(iv) of Regulation S-K and the listing standards of the NYSE.

Competitive Positioning

In setting executive compensation, our compensation committee uses publicly-available data on the compensation policies and practices of comparable publicly-traded companies as a reference to understand the competitive market for executive talent. With respect to decisions regarding the 2023 compensation of the members of our executive team, including the named executive officers, our compensation committee reviewed an analysis prepared by Compensia of competitive market data derived from the companies in the following compensation peer group (which was approved by our compensation committee in January 2023):

Box	Five9	Splunk
CrowdStrike	HubSpot	The Trade Desk
Datadog	MongoDB	Twilio
DocuSign	Okta	Veeva Systems
Dropbox	Paycom Software	Zoom Video Communications
Dynatrace		

In selecting the companies that comprised the compensation peer group, the compensation committee focused primarily on public companies in the same or similar country or countries of operation, industry group and financial comparability, which include revenue and market capitalization. The companies that comprise the peer group are our competitors in the labor and capital markets and have similar growth and performance potential.

This competitive market data was used as a reference in the course of our compensation committee's review and evaluation of our executive compensation program and decisions regarding executive compensation in 2023. The competitive market data is useful to understand market practice and to provide a general context for its decisions. The compensation committee determines the nature and the extent of the use of market data, which varies by executive. Actual compensation is based on individual performance, experience, responsibilities and other criteria selected by our compensation committee. While the compensation committee does not target any component of our executive compensation program to a particular level versus the competitive market, our compensation committee generally refers to a range of the 50th to the 75th market percentile when making its executive compensation decisions. The competitive market data was not used to benchmark the compensation for our named executive officers.

Compensation Overview

Our executive compensation program for 2023 consisted of the following principal compensation elements:

- Base salary, with Mr. Shmunis receiving an equity award in lieu of substantially all of the amounts that would have otherwise been paid as base salary and our other named executive officers (except Mr. Robbiati) receiving a portion of their base salaries in the form of fully vested RSUs;

- Annual incentive compensation paid if earned in the form of RSUs for the first quarter and in cash for the other three quarters; and

- Long-term incentive compensation in the form of (i) annual grants of time-based RSUs and PSUs and (ii) equity awards granted in connection with the hire of Mr. Robbiati.

We are committed to providing appropriate cash and equity incentives to compensate our named executive officers in a manner that our compensation committee determines is reasonable and appropriate to motivate and retain key talent.

Base Salary

Base salary is a customary, fixed element of compensation intended to attract and retain our named executive officers and compensate them for their day-to-day efforts. Our board of directors and/or the compensation committee reviews base salary every year, as well as at the time of a promotion or other change in responsibilities, and considers each executive officer's performance, prior base salary level, the competitive market data, breadth of role, and the other factors described in the "Compensation Setting Process-Compensation Committee" section above. Our board of directors and the compensation committee do not target base pay at any particular level versus the competitive market data. In April 2023, our compensation

committee determined that no adjustments should be made to the base salaries of our then-named executive officers. Mr. Robbiati's base salary was determined through arm's-length negotiation.

In November 2022, our compensation committee approved the 2023 NEO Equity Compensation Program (the "NEO Equity Compensation Program"), which provided each then-named executive officer (other than Mr. Shmunis) the opportunity to receive all but $60,000 of his or her base salary for 2023 in the form of awards of fully vested RSUs to be granted under the 2013 Plan on January 3, February 15, May 15, August 15, and November 15 of 2023. The number of RSUs a participating named executive officer received on each grant date equaled the portion of his or her salary for the applicable period (as noted below) that was to be paid in RSUs divided by the closing price of a share of our Class A common stock on the grant date. Messrs. Katibeh and Marlow and Ms. Parekh elected to participate in the NEO Equity Compensation Program.

The following table sets forth the 2023 base salary for each of our named executive officers.

Name	2023 Base Salary	2022 Base Salary	Percent Increase/(Decrease)
Vladimir Shmunis	$ 500,000 [1]	$500,000	—
Tarek Robbiati	$850,000	—	—
Mo Katibeh	$ 600,000 [2]	$600,000	—
Sonalee Parekh	$ 500,000 [3]	$500,000	—
John Marlow	$ 450,000 [4]	$450,000	—

(1) Mr. Shmunis received (i) an award of 4,769 RSUs in lieu of payment in cash of $494,530 of his salary for the period from April 1, 2022 through March 31, 2023, and (ii) an award of 17,144 RSUs in lieu of payment in cash of $494,530 of his salary for the period from April 1, 2023 through March 31, 2024.

(2) Under the NEO Equity Compensation Program, Mr. Katibeh received (i) an award of 1,952 RSUs in lieu of payment in cash of $67,500 of his salary for the period from January 1, 2023 through February 15, 2023, (ii) an award of 2,789 RSUs in lieu of payment in cash of $135,000 of his salary for the period from February 16, 2023 through May 15, 2023, and (iii) an award of 4,754 RSUs in lieu of payment in cash of $135,000 of his salary for the period from May 16, 2023 through August 15, 2023.

(3) Under the NEO Equity Compensation Program, Ms. Parekh received (i) an award of 1,591 RSUs in lieu of payment in cash of $55,000 of her salary for the period from January 1, 2023 through February 15, 2023, (ii) an award of 2,273 RSUs in lieu of payment in cash of $110,000 of her salary for the period from February 16, 2023 through May 15, 2023, (iii) an award of 3,874 RSUs in lieu of payment in cash of $110,000 of her salary for the period from May 16, 2023 through August 15, 2023, (iv) an award of 3,675 RSUs in lieu of payment in cash of $110,000 of her salary for the period from August 16, 2023 through November 15, 2023, and (v) an award of 1,809 RSUs in lieu of payment in cash of $55,000 of her salary for the period from November 16, 2023 through December 31, 2023.

(4) Under the NEO Equity Compensation Program, Mr. Marlow received (i) an award of 1,410 RSUs in lieu of payment in cash of $48,750 of his salary for the period from January 1, 2023 to February 15, 2023, (ii) an award of 2,015 RSUs in lieu of payment in cash of $97,500 of his salary for the period from February 16, 2023 through May 15, 2023, (iii) an award of 3,434 RSUs in lieu of payment in cash of $97,500 of his salary for the period from May 16, 2023 through August 15, 2023, (iv) an award of 3,257 RSUs in lieu of payment in cash of $97,500 of his salary for the period from August 16, 2023 through November 15, 2023, and (v) an award of 1,604 RSUs in lieu of payment in cash of $48,750 of his salary for the period from November 16, 2023 through December 31, 2023.

The actual base salaries paid to our named executive officers during 2023 are set forth in the Summary Compensation Table below. As described above and in the footnotes to the Summary Compensation Table, portions of the salaries for our named executive officers were paid in the form of RSUs that are listed in the Grants of Plan-Based Awards in 2023 table below.

Annual Incentive Compensation

The compensation committee establishes annual incentive compensation opportunities under our bonus plan (the "Bonus Plan"). Consistent with our historical practices, bonuses for 2023 under the Bonus Plan were designed to motivate and reward our named executive officers, to perform to the best of their abilities and to achieve our objectives.

Target Annual Incentive Opportunities

In February 2023, the compensation committee reviewed the target annual incentive opportunities of our then-named executive officers, taking into consideration each named executive officer's total annual compensation opportunity, the competitive market data with an emphasis generally on the 50th through 75th percentile of total target cash compensation opportunities, breadth of responsibilities and the other factors described in the "Compensation Setting Process-Compensation

Committee" section above. Following this review, our compensation committee determined that no adjustments should be made to the annual incentive opportunities of our then-named executive officers. Mr. Robbiati's target annual incentive opportunity was determined through arm's-length negotiation when he was hired.

The target annual incentive opportunities of our named executive officers for 2023 were:

Name	2023 Target Bonus Opportunity (as a % of 2023 Base Salary)		2023 Target Bonus Opportunity
Vladimir Shmunis	100 %	$	500,000
Tarek Robbiati	100 %	$	276,164
Mo Katibeh	100 %	$	600,000
Sonalee Parekh	100 %	$	500,000
John Marlow	100 %	$	450,000

2023 Bonus Plan Design and Achievement

For 2023, there are four quarterly performance periods, ending on March 31, June 30, September 30, and December 31. The bonus pool under the Bonus Plan funds based on our achievement against the quarterly target levels established by the compensation committee of the following performance metrics (weighted 50% each): (i) revenues and (ii) Non-GAAP operating margin. These metrics have the following meanings under the Bonus Plan:

- "*revenues*" means the Company's net revenues generated from third parties, including both services revenues and other revenues, each as defined in this Form 10-K. Net revenue is defined as gross sales less any pertinent discounts, refunds, or other contra-revenue amounts, as presented on the Company's press release reporting the applicable quarterly financial results.

- "*Non-GAAP operating margin*" means the Company's Non-GAAP income from operations divided by its "revenues." Non-GAAP income from operations means the Company's "revenues" less cost of revenues and operating expenses, excluding share-based compensation expense, amortization of acquisition related intangibles, legal settlement related charges and as adjusted for certain acquisitions, as presented on the Company's press release reporting the applicable quarterly financial results.

With respect to revenues, for 100% of the bonus pool for any particular quarter to fund, 100% of the quarterly revenues target established by the compensation committee was to be achieved. For each 0.1% of revenues that was achieved above the 100% of the quarterly revenues target established by the compensation committee, the bonus pool with respect to revenue would be increased by 1% (up to a maximum bonus pool equal to 150% of the target amount), and for each 0.1% of revenue that was achieved below 100% of the quarterly revenues target established by the compensation committee, the bonus pool with respect to revenues would be reduced by 1%.

With respect to Non-GAAP operating margin, for 100% of the bonus pool for any particular quarter to fund, the quarterly Non-GAAP operating margin must be within 0.5 points of the 100% of the quarterly Non-GAAP operating margin target established by the compensation committee (this 1.0-point range, the "quarterly Non-GAAP operating margin target range"). For each 0.1 points that was achieved above the quarterly Non-GAAP operating margin target range, the bonus pool with respect to Non-GAAP operating margin would be increased by 1% (up to a maximum bonus pool equal to 150% of the target amount), and for each 0.1 points that was below the quarterly Non-GAAP operating margin target range, the bonus pool with respect to Non-GAAP operating margin would be reduced by 1%.

For the bonus pool under the Bonus Plan to fund for any particular quarter, we had to achieve (i) quarterly revenues at least equal to revenues expected by analyst consensus estimates after we publicly disclosed our guidance for such quarter, and (ii) quarterly Non-GAAP operating margin at least equal to Non-GAAP operating margin expected by analyst consensus estimates after we publicly disclosed our guidance for such quarter.

The following chart sets forth our 2023 quarterly targets against each metric under the Bonus Plan, actual achievement against those targets, and the corresponding percentage payouts to the named executive officer each quarter:

	Revenue				Non-GAAP Operating Margin			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Target (in millions)	$ 529.8	$ 540.9	$ 554.9	$ 574.4	17.2 %	17.1 %	19.6 %	21.9 %
Achievement (% of Target)	100.7 %	99.7 %	100.6 %	99.5 %	100.0 %	113.6 %	97.8 %	93.6 %
Payout (% of Target)	107.0 %	97.1 %	105.8 %	94.6 %	100.0 %	118.3 %	100.0 %	91.2 %

Based upon our actual financial performance as measured against the approved performance metrics and the formula under the Bonus Plan, the payout percentages for each of the four quarters in 2023 were as follows: 103.5% (Q1), 107.7% (Q2), 102.9% (Q3), and 92.9% (Q4).

In November 2022, our compensation committee approved the 2023 Key Employee Equity Bonus Plan (the "KEEB"), which provided that the then-named executive officers would receive any quarterly bonus achieved and payable under the Bonus Plan for 2023 in the form of RSUs granted under the 2013 Plan. The number of RSUs each named executive officer would receive was to be equal to the dollar value of the quarterly bonus divided by the lower of the closing price of a share of our Class A common stock (i) on the first trading day of the quarter for which the quarterly bonus is assessed or (ii) on the first trading day on or after May 15, August 15, November 15 or February 15 (or for the RSUs granted to Mr. Shmunis in payment of his bonuses for the first, second, third, and fourth quarters of 2023, the first trading day on or before May 19, August 19, November 19, or February 19) following the quarter for which the quarterly bonus is assessed. The RSUs issued to our named executive officers would be fully vested upon grant. The bonuses paid to our named executive officers for the first quarter of 2023 were in the form of RSUs under the KEEB. However, in August 2023, our compensation committee suspended the KEEB for our Section 16 officers for the second through fourth quarters of 2023, and as a result, the bonuses paid to our named executive officers for these quarters were paid in cash.

In December 2023, the compensation committee approved a similar plan governing 2024 bonuses. Each year the compensation committee will assess whether to continue the KEEB.

The aggregate dollar values of the bonuses earned by our named executive officers under the Bonus Plan for 2023 are listed in the "Non-Equity Incentive Compensation" column of the Summary Compensation Table. As described above and in the footnotes to the Summary Compensation Table, each bonus earned for the first quarter of 2023 was paid in the form of RSUs that are listed in the Grants of Plan-Based Awards in 2023 table below.

Equity Compensation

We use time-based RSUs to deliver long-term incentive compensation opportunities to our named executive officers. In addition, in 2023, we introduced PSUs into our executive compensation program, in order to more strongly align our named executive officers' compensation with the Company's performance. The PSUs will provide value to our named executive officers only if the Company achieves specific operational and financial goals since the PSUs will become eligible to vest only if these goals are achieved. As a result, the annual equity awards we granted to our then-named executive officers in May 2023 were a mix of time-based RSUs and PSUs, as described further below. Consistent with our compensation objectives, we believe this approach helps to ensure that the interests of the members of executive team are aligned with those of our stockholders and that we are able to attract and reward our top talent.

The compensation committee does not target equity compensation at any particular level versus the competitive market data, although it uses the range of the 50th percentile to the 75th percentile as a reference point during the course of its deliberations. RSUs serve as a retention tool as they vest based on continued service over time.

Our compensation committee approved annual equity awards (consisting of time-based RSUs and PSUs) to Messrs. Katibeh and Marlow and Ms. Parekh in March 2023 and to Mr. Shmunis in April 2023 to reward them for our strong corporate performance and their individual performance and to ensure that the equity awards they held were sufficient to continue to provide them with appropriate incentives to continue to grow our business.

The RSU award granted to Mr. Shmunis vests as to 1/12th of the RSUs every three months after February 20, 2023, in each case, subject to his continued service as of each vesting date. The RSU award granted to Mr. Katibeh vests as to 17,550 RSUs on May 20, 2023, and as to 1/15th of the remaining RSUs every three months afterwards, in each case, subject to his continued service as of each vesting date. Each of the RSU awards granted to Ms. Parekh and Mr. Marlow vests as to 1/16th of the RSUs every three months after February 20, 2023, in each case, subject to the applicable named executive officer's continued service as of each vesting date.

For each of the PSU awards granted to these named executive officers, the PSUs are evenly allocated to four separate tranches, which vest independently from one another. The PSUs for a tranche become eligible to vest according to the time-based vesting schedule described below ("achieved PSUs") based on the achievement of a specified performance goal, as follows:

- the first tranche becomes eligible to vest based on the Company's annualized exit monthly recurring subscriptions for 2023;
- the second tranche becomes eligible to vest based on the Company's unlevered adjusted free cash flow margin for 2023;
- the third tranche becomes eligible to vest based on the Company's net promoter score for the fourth quarter of 2023; and
- the fourth tranche becomes eligible to vest based on the Company's total shareholder return ("TSR") during the performance period beginning on April 1, 2023, and ending on December 31, 2023, relative to the TSRs of the companies that are a component of the Bessemer Cloud Index or any successor index on the last day of the performance period and were also a component of such index on the first day of the performance period.

For the first tranche, the number of PSUs that will become achieved PSUs will be equal to the following: (i) if the Company's annualized exit monthly recurring subscriptions for 2023 is equal to the threshold of $2,091,221,000, 1% of the target number of PSUs allocated to that tranche, (ii) if the Company's annualized exit monthly recurring subscriptions for 2023 is equal to the target of $2,321,000,000, 100% of the target number of PSUs allocated to that tranche, (iii) if the Company's annualized exit monthly recurring subscriptions for 2023 is equal to $2,529,890,000, 190% of the target number of PSUs allocated to that tranche, and (iv) if the Company's annualized exit monthly recurring subscriptions for 2023 is $2,627,900,000 or more, 200% of the target number of PSUs allocated to that tranche.

For the second tranche, the number of PSUs that will become achieved PSUs will be equal to the following: (i) if the Company's unlevered adjusted free cash flow margin for 2023 is equal to the threshold of 7.5%, 80% of the target number of PSUs allocated to that tranche, (ii) if the Company's unlevered adjusted free cash flow margin for 2023 is between 9.5% and 10.5%, 100% of the target number of PSUs allocated to that tranche, and (iii) if the Company's unlevered adjusted free cash flow margin for 2023 is 15.5% or more, 200% of the target number of PSUs allocated to that tranche.

For the third tranche, the number of PSUs that will become achieved PSUs will be equal to the following: (i) if the Company's net promoter score for the fourth quarter of 2023 is equal to the threshold of -4, 10% of the target number of PSUs allocated to that tranche, (ii) if the Company's net promoter score for the fourth quarter of 2023 is equal to the target of 5, 100% of the target number of PSUs allocated to that tranche, and (iii) if the Company's net promoter score for the fourth quarter of 2023 is 15 or more, 200% of the target number of PSUs allocated to that tranche.

For the fourth tranche, the number of PSUs that will become achieved PSUs will be equal to the following: (i) if the Company's TSR ranks from the 10th percentile up to the 25th percentile, 25% of the target number of PSUs allocated to that tranche, (ii) if the Company's TSR ranks from the 25th percentile up to the 50th percentile, 50% of the target number of PSUs allocated to that tranche, (iii) if the Company's TSR ranks from the 50th percentile up to the 75th percentile, 100% of the target number of PSUs allocated to that tranche, (iv) if the Company's TSR ranks from the 75th percentile up to the 90th percentile, 150% of the target number of PSUs allocated to that tranche, and (v) if the Company's TSR ranks at the 90th percentile or greater, 200% of the target number of PSUs allocated to that tranche.

For each tranche, none of the PSUs allocated to that tranche will become achieved PSUs if the actual level of achievement is below the threshold level of performance for the tranche, and if the actual level of achievement is above the threshold level of performance and falls between the performance levels described above, the actual percentage of the target number of PSUs that will become achieved PSUs will be determined by linear interpolation.

The metrics used to measure performance under the PSU awards have the following meanings:

- "*annualized exit monthly recurring subscriptions*" means the monthly value of all customer recurring charges at the end of a given month multiplied by 12.

- "*unlevered adjusted free cash flow margin*" means (i) net cash provided by (used in) operating activities as stated in accordance with generally accepted accounting principles in the United States, plus (subtract) cash paid (received) for one-time/non-recurring items, plus interest paid, less capitalized expenditures, divided by (ii) revenue.

- "*net promoter score*" measures customer loyalty by asking how likely buyers are to become repeat customers or recommend products and services to their friends (on a scale of 1 to 10), and the Company's net promoter score will be determined as (i) the percentage of customers who score 9 or 10 minus (ii) the percentage that score 6 or lower, with the actual results determined by weighting the scores based on a segment's contribution to total revenue and expressed as a number from -100 to 100.

- "*total shareholder return*" of any particular company means (i) the company's closing stock price on December 31, 2023 (plus all dividends paid between April 1, 2023 and December 31, 2023) divided by (ii) the company's closing stock price on April 1, 2023.

1/3rd of any achieved PSUs vest on February 20, 2024 for Ms. Parekh and February 21, 2024 for Messrs. Shmunis and Marlow, and 1/8th of the remaining achieved PSUs vest every three months afterwards, in each case, subject to the applicable named executive officer's continued service as of each vesting date.

If a change in control occurred before January 1, 2024, the number of achieved PSUs would be equal to the target number of PSUs. If a change in control occurs after December 31, 2023, the number of achieved PSUs will be determined based on actual achievement. In either case, any achieved PSUs would continue to vest under the time-based vesting schedule described above.

In addition, each PSU award is subject to the vesting acceleration provisions in our Equity Acceleration Policy and, for our named executive officers that remain with us, our Change of Control and Severance Policy, which are described in the "Post-Employment Compensation" section below.

In determining the size of these awards, the compensation committee took into consideration each executive officer's current vested and unvested equity holdings, competitive market data, and the other factors described in the "Compensation Setting Process-Compensation Committee" section above.

The intended values of the RSU awards and the intended target values of the PSU awards granted to the named executive officers in May 2023 are listed below, and each of these values was converted into the number of shares (or in the case of the PSU awards, the target number of shares) covered by the award by dividing the value by the average closing price of a share of our Class A common stock during the month of April 2023.

Name	Intended Value of RSUs		Intended Target Value of PSUs
Vladimir Shmunis	$	9,000,000	$ 9,000,000
Mo Katibeh	$	5,850,000	$ 5,700,000
Sonalee Parekh	$	4,550,000	$ 4,550,000
John Marlow	$	4,000,000	$ 4,000,000

Our achievement of the performance goals for these PSU awards was follows: (i) our annualized exit monthly recurring subscriptions for 2023 was $2.3 billion, (ii) our unlevered adjusted free cash flow margin for 2023 was 14.8%, (iii) our net promoter score for the fourth quarter of 2023 was 5, and (iv) our TSR ranked at the 52nd percentile. Based on these levels of achievement, 123.1% of the target number of PSUs for the PSU awards granted to Mr. Shmunis, Ms. Parekh, and Mr. Marlow became achieved PSUs. For purposes of the accelerated vesting of Mr. Katibeh's equity awards that he received under his separation agreement (which is discussed below), the performance goals for his PSU award were deemed to be achieved at target levels.

In addition, in April 2023, we granted Mr. Shmunis a special equity award of 17,144 RSUs (effective in May 2023) in lieu of payment in cash of $494,530 of his salary for the period from April 1, 2023 through March 31, 2024, in order to conserve cash resources and to enhance the link between Mr. Shmunis's interest and those of our stockholders. These RSU awards vest 1/4th every three months after May 20, 2023, and become fully vested one year after that date, subject to Mr. Shmunis's continued service as of each vesting date.

In connection with his hire, Mr. Robbiati was granted the following equity awards in August 2023: (i) an initial grant of time-based RSUs covering shares of the Company's Class A common stock having an initial value of $8,000,000 (the "Initial Time-Based RSUs"); and (ii) an initial grant of performance-based RSUs covering shares of the Company's Class A common stock having an initial value of $8,000,000 (the "Initial Performance-Based RSUs"). Additionally, because Mr. Robbiati forfeited substantial unvested equity awards at his prior employer as a result of his resignation to become the Company's CEO, Mr. Robbiati was granted the following additional equity awards in August 2023: (i) a grant of time-based RSUs covering shares of the Company's Class A common stock having an initial value of $9,000,000 (the "Buyout Time-Based RSUs") and (ii) a grant of performance-based RSUs covering shares of the Company's Class A common stock having an initial value of $9,000,000 (the "Buyout Performance-Based RSUs"). The actual number of RSUs granted under each of these awards was equal to the initial value of the award divided by the average closing price of a share of the Company's Class A common stock (as quoted on the New York Stock Exchange) during the trading days that occurred in July 2023. The Initial Time-Based RSUs were scheduled to vest as to 1/16th of the RSUs on each quarterly vesting date beginning on November 20, 2023 over a four-year period, provided Mr. Robbiati remained a service provider of the Company through each applicable vesting date. The Initial Performance-Based RSUs were scheduled to vest as to 1/3rd of the RSUs on February 20th of each of 2025, 2026, and 2027, with all vesting contingent on the Company achieving the performance objectives determined by our board of directors or the compensation committee and provided Mr. Robbiati remained a service provider of the Company through each applicable vesting date. The performance goals for the Initial Performance-Based RSUs had not been determined before Mr. Robbiati's resignation from the Company. The Buyout Time-Based RSUs were scheduled to vest as to 1/8th of the RSUs on each quarterly vesting date beginning on November 20, 2023 over a two-year period, provided Mr. Robbiati remained a service provider of the Company through each applicable vesting date. The Buyout Performance-Based RSUs were scheduled to vest as to 2/8th of the RSUs on February 20, 2024, 4/8th of the RSUs on February 20, 2025, and 2/8th of the RSUs on February 20, 2026, in each case contingent on the Company achieving the applicable performance-based goals and provided Mr. Robbiati remained a service provider of the Company through each applicable vesting date. For the first tranche of the Buyout Performance-Based RSU the performance-based goals were the same as those that apply to PSUs granted to other named executive officers for 2023. The performance goals for the second and third tranches of the Buyout Performance-Based RSUs had not been determined at the time of his resignation.

In 2023, Mr. Katibeh received the following RSU awards under our NEO Equity Compensation Program: (i) in January 2023, an award of 1,952 RSUs in lieu of payment in cash of $67,500 of his salary for the period from January 1, 2023 to February 15, 2023, (ii) in February 2023, an award of 2,789 RSUs in lieu of payment in cash of $135,000 of his salary for the period from February 16, 2023 through May 15, 2023, and (iii) in May 2023, an award of 4,754 RSUs in lieu of payment in cash of $135,000 of his salary for the period from May 16, 2023 through August 15, 2023.

In 2023, Ms. Parekh received the following RSU awards under our NEO Equity Compensation Program: (i) in January 2023, an award of 1,591 RSUs in lieu of payment in cash of $55,000 of her salary for the period from January 1, 2023 to February 15, 2023, (ii) in February 2023, an award of 2,273 RSUs in lieu of payment in cash of $110,000 of her salary for the period from February 16, 2023 through May 15, 2023, (iii) in May 2023, an award of 3,874 RSUs in lieu of payment in cash of $110,000 of her salary for the period from May 16, 2023 through August 15, 2023, (iv) in August 2023, an award of 3,675 RSUs in lieu of payment in cash of $110,000 of her salary for the period from August 16, 2023 through November 15, 2023, and (v) in November 2023, an award of 1,809 RSUs in lieu of payment in cash of $55,000 of her salary for the period from November 16, 2023 through December 31, 2023.

In 2023, Mr. Marlow received the following RSU awards under our NEO Equity Compensation Program: (i) in January 2023, an award of 1,410 RSUs in lieu of payment in cash of $48,750 of his salary for the period from January 1, 2023 to February 15, 2023, (ii) in February 2023, an award of 2,015 RSUs in lieu of payment in cash of $97,500 of his salary for the period from February 16, 2023 through May 15, 2023, (iii) in May 2023, an award of 3,434 RSUs in lieu of payment in cash of $97,500 of his salary for the period from May 16, 2023 through August 15, 2023, (iv) in August 2023, an award of 3,257 RSUs in lieu of payment in cash of $97,500 of his salary for the period from August 16, 2023 through November 15, 2023, and (v) in November 2023, an award of 1,604 RSUs in lieu of payment in cash of $48,750 of his salary for the period from November 16, 2023 through December 31, 2023.

In addition, each named executive officer is entitled to certain vesting acceleration benefits upon a qualifying termination, as described in the "Post-Employment Compensation" section below.

The grant date fair values of these equity awards granted to our named executive officers in 2023 are listed in the "Stock Awards" column of the Summary Compensation Table and in the Grants of Plan-Based Awards in 2023 table below.

As discussed above, we also issued RSUs to our named executive officers under the KEEB in settlement of their incentive payments under the Bonus Plan for the first quarter of 2023. These RSUs are listed in the Grants of Plan-Based Awards in 2023 table below.

In addition, in May 2022, we granted an award of 26,713 RSUs to each of Mr. Katibeh and Ms. Parekh. These awards vest as to 1/4th of the RSUs on February 20, 2023 for Mr. Katibeh and May 20, 2023 for Ms. Parekh, and as to 1/16th of the RSUs every three months afterwards, subject to the applicable named executive officer's continued service as of each vesting date. However, if our board of directors established performance-based metrics on or before the date of our release of first quarter 2023 earnings, the vesting of any portion of the performance-based new hire award scheduled to vest after May 20, 2023, would be contingent on the Company achieving such performance-based metrics. No such performance-based metrics were established by our board of directors.

Welfare and Other Employee Benefits

Our named executive officers are eligible to participate in the same group insurance and employee benefit plans generally available to our other salaried employees in the U.S. These benefits include medical, dental, vision, and disability benefits and other plans and programs made available to other eligible employees. We have a qualified defined contribution plan under Code Section 401(k) covering eligible employees, including our named executive officers. All participants in the plan, including each named executive officer, are eligible to make pre-tax contributions. We provide a Company 401(k) plan matching program of 50% of the employee's contributions up to the lesser of 6% of employee cash compensation and $4,050 per year. All participant 401(k) contributions and earnings, as well as all matching contributions and earnings, are fully and immediately vested.

Perquisites

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not regularly provide special plans or programs for our named executive officers.

All practices with respect to perquisites or other personal benefits will be subject to review and approval by the compensation committee.

Post-Employment Compensation

Our employment arrangements with Messrs. Shmunis, Katibeh and Marlow and Ms. Parekh provided for certain payments and benefits in the event of a qualifying termination of employment, including a termination of employment in connection with a change in control of the Company. We believed that these agreements enabled our named executive officers to maintain their focus and dedication to their responsibilities to help maximize stockholder value by minimizing distractions due to the possibility of an involuntary termination of employment or a termination of employment in connection with a potential change in control of the Company. We also believed that these arrangements furthered our interest in encouraging retention among our named executive officers.

In addition, our named executive officers were participants in the Company's Equity Acceleration Policy which contains provisions providing for double-trigger vesting upon certain changes in control, as described in the "Equity Acceleration Policy" section below. We believed this policy provided important retention incentives for our key contributors through and following a change in control.

Except for Mr. Katibeh, the severance and change in control provisions under these employment arrangements and our named executive officers' participation agreements under the Equity Acceleration Policy were superseded and replaced by the Company's Change of Control and Severance Policy (the "Severance Policy"), which is described below.

In connection with their resignations, we entered into separation agreements with Messrs. Robbiati and Katibeh, which are described below.

Executive Employment Arrangements

The initial terms and conditions of employment for each of our executive officers (including our named executive officers that remain with us) are set forth in a written employment agreement. Each of these agreements was approved on our behalf by our board of directors or the compensation committee, as applicable.

We develop competitive compensation packages to attract qualified candidates in a highly-competitive labor market. We believe that these arrangements helped the named executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our Company.

Vladimir Shmunis

We entered into an executive employment letter with Mr. Shmunis, our CEO, dated September 13, 2013. The executive employment letter with Mr. Shmunis provides for a three-year employment term and may be extended by mutual agreement at the end of the term, but either we or Mr. Shmunis may terminate the employment relationship with us at any time.

If, outside of the period beginning three months prior to and ending 12 months after a change of control of the Company (such period, the "Change of Control Period"), Mr. Shmunis's employment was terminated without "cause" (excluding by reason of death or "disability") or he resigned for "good reason" (as such terms are defined in the executive employment letter), he was eligible to receive the following payments and benefits if he timely signed and did not revoke a release agreement with us:

- continued payment of base salary for a period of 12 months; and

- reimbursement of COBRA premiums to continue health insurance coverage for him and his eligible dependents for up to 12 months, or taxable monthly payments for the equivalent period in the event reimbursement of COBRA premiums would violate applicable law.

If, within the Change of Control Period, his employment was terminated without cause (excluding by reason of death or "disability") or he resigned for good reason, he was entitled to the following payments and benefits if he timely signed and did not revoke a release agreement with us:

- a lump sum payment equal to (i) 18 months of his annual base salary, plus (ii) 1.5x the greater of his target annual bonus for the year of the change of control or the year of his termination;

- reimbursement of COBRA premiums to continue health insurance coverage for him and his eligible dependents for up to 18 months, or taxable monthly payments for the equivalent period in the event reimbursement of COBRA premiums would violate applicable law; and

- 100% accelerated vesting of all outstanding equity awards.

In the event any of the amounts provided for under the executive employment letter or otherwise payable to Mr. Shmunis would constitute "parachute payments" within the meaning of Code Section 280G and could be subject to the related excise tax, Mr. Shmunis would have been entitled to receive either full payment of benefits under the executive employment letter or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever resulted in the greater amount of after-tax benefits to Mr. Shmunis. The executive employment letter did not require us to provide any tax gross-up payments.

Tarek Robbiati

In connection with his appointment as CEO, we entered into an executive employment offer letter with Tarek Robbiati on August 2, 2023. The offer letter did not have a specific term and provided that Mr. Robbiati was an at-will employee. Under the offer letter, Mr. Robbiati was entitled to an initial annualized base salary of $850,000 and a quarterly management-by-objective bonus opportunity equal to 100% of Mr. Robbiati's quarterly base salary, subject to the terms of the Company's Executive Incentive Plan.

The offer letter provided for the Initial Time-Based RSUs, Initial Performance-Based RSUs, Buyout Time-Based RSUs, and Buyout Performance-Based RSUs described above. The offer letter also provided for a sign-on bonus in the

aggregate amount of $3,000,000, with $1,000,000 to be paid within 30 days of the effective date of Mr. Robbiati's appointment as CEO and $2,000,000 to be paid no later than March 15, 2024. In the event that Mr. Robbiati was terminated by the Company for "cause" (as defined in the Severance Policy), but not for death or "disability" (as defined in the Severance Policy) or Mr. Robbiati voluntarily resigned from the Company without "good reason" (as defined in the Severance Policy), in either case, within two years of the effective date of his appointment as CEO, Mr. Robbiati was required to reimburse the Company for the total gross amount of the sign-on bonus actually received within 120 days following the employment termination date.

Mr. Robbiati was a participant in the Severance Policy, as described below.

Mo Katibeh

We entered into an executive employment offer letter with Mr. Katibeh, our former President and Chief Operating Officer, dated January 4, 2022, which was subsequently amended on May 9, 2022. The offer letter had no specific term and provided for at-will employment.

If Mr. Katibeh's employment was terminated by the Company without cause (including by reason of death or "disability" (as defined in the offer letter)) or he resigned for good reason, he was eligible to receive the following payments and benefits if he timely signed and did not revoke a release agreement with us:

- cash severance equal to his then-current base salary for a period of (i) six months if such termination was by us other than for cause, death, or disability or by him for good reason or (ii) twelve months if such termination was by us due to his death or disability;

- reimbursement of COBRA premiums through the earlier of (i) the 12-month anniversary of the date of the termination of employment or (ii) the date on which Mr. Katibeh or his eligible dependents, as applicable, ceased to be eligible for COBRA continuation coverage, provided that if we determined that we could not make these COBRA reimbursements without potentially violating applicable law, Mr. Katibeh would instead have received a taxable lump sum payment of $30,000 in lieu of such COBRA reimbursements; and

- the following equity award vesting acceleration benefit:

  ◦ if such termination occurred during the period beginning 90 days prior to a "change of control" (as defined in the Equity Acceleration Policy) and ending 12 months following a change of control, then under the Equity Acceleration Policy, 50% acceleration of vesting of any of his then-outstanding and unvested equity awards subject to time-based vesting conditions, subject to the terms and conditions of the Equity Acceleration Policy, or

  ◦ if such termination occurred outside of the period described in the previous bullet, acceleration of vesting of the portion of any of his then-outstanding and unvested equity awards subject to time based vesting conditions that would have vested if he had remained employed with us through the date that is 6 months following his effective last day with us.

Mr. Katibeh was a participant in the Equity Acceleration Policy, as described below.

Sonalee Parekh

We entered into an executive employment offer letter with Ms. Parekh, our CFO, dated April 26, 2022. The offer letter has no specific term and provides for at-will employment.

If Ms. Parekh's employment was terminated by the Company without cause (including by reason of death or "disability" (as defined in the offer letter)) or she resigned for good reason, she was eligible to receive the following payments and benefits if she timely signed and did not revoke a release agreement with us:

- cash severance equal to her then-current base salary for a period of (i) six months if such termination was by us other than for cause, death, or disability or by her for good reason or (ii) twelve months if such termination was by us due to her death or disability;

- reimbursement of COBRA premiums through the earlier of (i) the 12-month anniversary of the date of the termination of employment or (ii) the date on which Ms. Parekh or her eligible dependents, as applicable, ceased to be eligible for COBRA continuation coverage, provided that if we determined that we could not make these COBRA reimbursements without potentially violating applicable law, Ms. Parekh would instead have received a taxable lump sum payment of $30,000 in lieu of such COBRA reimbursements; and

- the following equity award vesting acceleration benefit:

  ◦ if such termination occurred during the period beginning 90 days prior to a "change of control" (as defined in the Equity Acceleration Policy) and ending 12 months following a change of control, then under the Equity Acceleration Policy, 100% acceleration of vesting of any of her then-outstanding and unvested equity awards subject to time-based vesting conditions, subject to the terms and conditions of the Equity Acceleration Policy, or

  ◦ if such termination occurred outside of the period described in the previous bullet, acceleration of vesting of the portion of any of her then-outstanding and unvested equity awards subject to time based vesting conditions that would have vested if she had remained employed with us through the date that is 6 months following her effective last day with us.

Ms. Parekh was a participant in the Equity Acceleration Policy and currently is a participant in the Severance Policy, as described below.

John Marlow

We entered into an executive employment offer letter with John Marlow, our current Chief Administrative Officer, Senior Vice President, Corporate Development, General Counsel and Secretary, dated September 13, 2013. The executive employment offer letter has no specific term and provides for at-will employment.

In the event we terminated Mr. Marlow's employment without "cause" (as such term is defined in his offer letter) and excluding by reason of death or disability, he was eligible to receive severance equal to three months of his base salary, payable in installments in accordance with our payroll procedures, subject to his signing and not revoking a release agreement with us.

Mr. Marlow was a participant in the Equity Acceleration Policy and currently is a participant in the Severance Policy, as described below.

Equity Acceleration Policy

Our named executive officers were eligible to participate in our Equity Acceleration Policy. Pursuant to our Equity Acceleration Policy, on a termination of an eligible employee's employment either (i) by the Company (or any of its subsidiaries) other than for "cause," death, or "disability" or (ii) by the eligible employee for "good reason" (as such terms are defined in the Equity Acceleration Policy or individual participation agreement), in either case, during the period beginning 60 days prior to a "change of control" (as defined in the Equity Acceleration Policy) and ending 12 months following a change of control, then, subject to the eligible employee's signing and not revoking a release, the then-unvested shares subject to each of the eligible employee's then-outstanding equity awards will immediately vest and, in the case of equity awards that are stock options and stock appreciation rights, will become exercisable as to (A) in the cases of Mr. Shmunis, Ms. Parekh, and Mr. Marlow, 100% of his or her then-outstanding unvested equity awards (other than Ms. Parekh's performance-based new hire award), or (B) in the cases of Messrs. Katibeh and Agarwal, 50% vesting acceleration of his then-outstanding unvested equity awards (other than the performance-based award Mr. Katibeh received in connection with his appointment as President), in each case subject to the terms and conditions of the Equity Acceleration Policy.

If any payment or benefit that an eligible employee would receive from the Company or any other party whether in connection with the Equity Acceleration Policy or otherwise would constitute a "parachute payment" within the meaning of Code Section 280G and could be subject to the related excise tax, the eligible employee would be entitled to receive either full payment of the payments and benefits under or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the eligible employee.

The provisions of the Equity Acceleration Policy superseded any double-trigger equity acceleration provisions of any offer letter, employment agreement or equity award.

In March 2020, our compensation committee determined that for the awards of RSUs granted to Mr. Shmunis, in the event of the termination without "cause", termination "for good reason" (as such terms are defined in the Equity Acceleration Policy) or death or disability of Mr. Shmunis, the vesting of any awards of RSUs granted to him in fiscal 2020 that would have vested had he remained employed with the Company through the date that is 12 months following his effective last day with us would be accelerated (other than in connection with a death or disability from high-risk activities such as skydiving or free climbing).

Change of Control and Severance Policy

In August 2023, our compensation committee adopted the Severance Policy, which applies to our Section 16 officers as designated by the administrator of the Severance Policy from time to time. Each of our named executive officers that remain with us is a participant in the Severance Policy, and prior to his resignation, Mr. Robbiati was a participant in the Severance Policy.

Pursuant to the Severance Policy, if the Company terminates a participant's employment other than for cause, death or disability or the participant resigns for good reason on or within 3 months before or 12 months following a change of control (the change in control period), then, subject to the conditions described below, such participant may be eligible to receive the following severance benefits, less applicable tax withholdings, as applicable:

- A salary severance payment of 12 months (or 18 months for Messrs. Shmunis and Robbiati) of the participant's applicable annual base salary.

- For Messrs. Shmunis and Robbiati only, a bonus severance payment equal to 150% of such participant's annual target bonus.

- 100% of the participant's outstanding equity awards will vest and, to the extent applicable, become immediately exercisable.

- Payment or reimbursement of continued health coverage for the participant and the participant's dependents under COBRA for 12 months (or 18 months for Messrs. Shmunis and Robbiati).

Further, under the Severance Policy, if we terminate a participant's employment other than for cause, death or disability or such participant resigns for good reason at any time other than during the change in control period, then, subject to the conditions described below, such participant will be eligible to receive the following severance benefits, less applicable tax withholdings:

- Continued payments totaling 12 months of the participant's applicable annual base salary over a period of 12 months.

- 1 year of vesting of the participant's outstanding equity awards.

- Payment or reimbursement of continued health coverage for the participant and the participant's dependents under COBRA for a period of up to 12 months.

To receive the severance benefits upon a qualifying termination, either in connection with or not in connection with a change of control, a participant must sign and not revoke the Company's separation agreement and release of claims within the timeframe set forth in the Severance Policy and continue to adhere to the restrictive covenants in that release.

Separation Agreements

Tarek Robbiati

In connection with his resignation, Mr. Robbiati entered into a separation agreement with the Company. Under the terms of this agreement, Mr. Robbiati received a lump sum cash payment of $9.75 million, an amount materially consistent with the benefits that would be due to him under his offer letter and the Severance Policy. Mr. Robbiati forfeited all of his then-unvested equity awards upon his termination of employment.

Mo Katibeh

In connection with his resignation, Mr. Katibeh agreed to serve as an advisor to our CEO until November 15, 2023, and entered into a separation agreement and release of claims with the Company, including a non-competition agreement that applies until August 15, 2024. If Mr. Katibeh complies with the terms of such separation agreement, he was entitled to (i) the benefits set forth in the Severance Policy for a resignation with good reason other than during the change in control period, (ii) $200,000, which was paid in 3 equal monthly installments during the period he served as a special advisor, and (iii) a payment of $400,000 at the end of the period covered by the non-competition agreement.

Other Compensation Policies

Equity Award Grant Policy

Our equity award grant policy formalizes our process for granting equity-based awards. Under our equity award grant policy, our board of directors or the compensation committee may grant equity awards at any time. It is our policy to not time equity award grants in relation to the release of material non-public information. Under the policy, the compensation committee has delegated limited authority to a committee consisting of our CEO and a member of the compensation committee to grant equity awards to employees below the level of Vice President and certain other service providers other than the members of our board of directors.

Compensation Recovery Policy

We have adopted a clawback policy, effective as of October 2, 2023, that complies with the new SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act and also permits us to seek to recover incentive compensation from executive officers and certain other employees who are determined to have engaged in, or in some cases to have been aware of or willfully blind to, significant misconduct.

Insider Trading Policies and Procedures; Derivatives Trading; Hedging and Pledging Policy

We maintain insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities that are applicable to RingCentral and all of our directors, officers, and employees. Our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NYSE listing standards. Pursuant to our insider trading policy, our employees, including the members of our executive team and the members of our board of directors, are prohibited from engaging in transactions involving derivative securities or otherwise that would hedge the risk of ownership of our equity securities and from pledging our equity securities as collateral for a loan.

Tax and Accounting Considerations

Tax Considerations

We have not provided any of our named executive officers with a gross-up or other reimbursement for tax amounts the individual might pay pursuant to Code Sections 280G, 4999 or 409A. Code Sections 280G and 4999 provide that named executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our Company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Code Section 409A also imposes significant taxes on the individual in the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Code Section 409A.

Under Code Section 162(m), we are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1 million per year for the CEO and certain of our current and former highly compensated executive officers (collectively "covered employees"). While we cannot predict how the deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. In addition, although we have not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the compensation committee may consider tax deductibility under Code Section 162(m) as a factor in its compensation decisions.

Accounting Considerations

We take financial reporting implications into consideration in designing compensation plans and arrangements for the members of our executive team, other employees and members of our board of directors. These accounting considerations include ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards.

Compensation-Related Risk

Our board of directors is responsible for the oversight of our risk profile, including compensation-related risks. Our compensation committee monitors our compensation policies and practices as applied to our employees to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking. In cooperation with management, our compensation committee reviewed our 2023 compensation programs. Our compensation committee believes the mix and design of the elements of such programs do not encourage our employees to assume excessive risks and accordingly are not reasonably likely to have a material adverse effect on our Company. We have designed our compensation programs to be balanced so that our employees are focused on both short-term and long-term financial and operational performance. In particular, the weighting towards long-term incentive compensation discourages short-term risk taking. Goals are appropriately set with targets that encourage growth in the business.

Report of the Compensation Committee

The following Report of the compensation committee shall not be deemed to be "soliciting material" and should not be deemed "filed" and shall not be deemed to be incorporated by reference in future filings with the SEC, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

Respectfully submitted by the members of the compensation committee of the board of directors:

Allan Thygesen (Chair)
Robert Theis

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during fiscal 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Vladimir Shmunis Chief Executive Officer	2023	5,470 (4)	—	20,616,162	508,722 (5)	10,733	21,141,087
	2022	5,470	—	19,288,954	517,280	373,493	20,185,197
	2021	5,175	—	18,439,095	776,713	828	19,221,811
Tarek Robbiati Former Chief Executive Officer	2023	304,902 (6)	1,000,000	26,945,715 (7)	80,810	9,752,890	38,084,317
	2022	—	—	—	—	—	—
	2021	—	—	—	—	—	—
Mo Katibeh Former President and Chief Operating Officer	2023	37,500 (8)	—	11,225,239	316,768 (9)	6,162,844	17,742,351
	2022	206,250	—	20,373,657	563,000	214,322	21,357,229
	2021	—	—	—	—	—	—
Sonalee Parekh Chief Financial Officer	2023	60,000 (10)	—	10,620,399	508,728 (11)	7,583	11,196,710
	2022	147,500	—	10,666,699	298,609	192,348	11,305,156
	2021	—	—	—	—	—	—
John Marlow Chief Administrative Officer, Senior Vice President, Corporate Development, General Counsel and Secretary	2023	60,000 (12)	—	9,339,843	457,844 (13)	6,188	9,863,875
	2022	60,000	—	6,010,755	422,193	134,826	6,627,774
	2021	204,375	—	12,006,768	416,753	45,828	12,673,724

(1) The amounts in the "Stock Awards" column represent the aggregate fair market value of RSUs and PSUs granted in the applicable year and calculated in accordance with ASC Topic 718. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 12 of the notes to the consolidated financial statements included in Part II, Item 8 for a discussion of assumptions made in determining the grant date fair market value.

(2) Amounts in this column represent (i) the aggregate fair market value of RSUs granted under our Key Employee Equity Bonus Plan, in lieu of a cash bonus earned for each quarter of 2021 and 2022 and the first quarter of 2023, which is calculated in accordance with ASC Topic 718, and (ii) the bonuses earned under our Bonus Plan for the second through fourth quarters of 2023 that were paid in cash. These RSUs were fully vested upon grant.

(3) For each of Messrs. Shmunis and Marlow, the amount reported in this column for 2023 represents the portion of the premium paid by the Company with respect to life insurance for the benefit of the named executive officer.

For Mr. Robbiati, the amount reported in this column for 2023 represents (i) the portion of the premium paid by the Company with respect to life insurance for his benefit, which was $2,890, and (ii) the lump sum cash payment of $9.75 million that Mr. Robbiati received under his separation agreement.

For Mr. Katibeh, the amount reported in this column for 2023 represents the portion of the premium paid by the Company with respect to life insurance for his benefit, which was $1,175, and the following payments and benefits he is entitled to receive under his separation agreement: (i) the benefits set forth in the Severance Policy for a resignation with good reason other than during the change in control period, which consists of 12 months of his base salary (equal to $600,000), 1 year of vesting of his equity awards (which has a value of $4,929,608), and reimbursement of his COBRA premiums for up to 12 months (which has a value of $32,061), (ii) $200,000, which was paid in 3 equal monthly installments during the period he served as a special advisor, and (iii) a payment of $400,000 at the end of the period covered by the non-competition agreement.

For Ms. Parekh, the amount reported in this column for 2023 represents (i) the portion of the premium paid by the Company with respect to life insurance for her benefit, which was $3,533, and (ii) the Company's matching contribution to the 401(k) plan in the amount of $4,050.

(4) This amount represents the $5,470 of cash salary actually paid to Mr. Shmunis in 2023. Mr. Shmunis received (i) an award of 4,769 RSUs in lieu of payment in cash of $494,530 of his salary for the period from April 1, 2022 through March 31, 2023, and (ii) an award of 17,144 RSUs in lieu of payment in cash of $494,530 of his salary for the period from April 1, 2023 through March 31, 2024, and this amount does not include the portion of this $494,530 of salary attributable to the period from January 1, 2023 through March 31, 2023 and the portion of this $494,530 of salary attributable to the period from April 1, 2023 through December 31, 2023.

(5) Consists of (i) 4,171 RSUs that were fully vested upon grant, all of which were granted in fiscal 2023, and (ii) $379,338 of bonuses earned under our Bonus Plan in fiscal 2023, which were paid in cash.

(6) This amount represents (i) the $45,148 of cash compensation under our non-employee director compensation program earned by Mr. Robbiati in 2023 and (ii) the $259,772 of cash salary actually paid to Mr. Robbiati for his service as our CEO.

(7)   This amount represents (i) $576,137 in equity awards that were granted to Mr. Robbiati for his service as a non-employee director and (ii) $26,369,578 in equity awards that were granted to Mr. Robbiati for his service as our CEO.

(8)   This amount represents the $37,500 of cash salary actually paid to Mr. Katibeh in 2023. Mr. Katibeh received (i) an award of 1,952 RSUs in lieu of payment in cash of $67,500 of his salary for the period from January 1, 2023 through February 15, 2023, (ii) an award of 2,789 RSUs in lieu of payment in cash of $135,000 of his salary for the period from February 16, 2023 through May 15, 2023, and (iii) an award of 4,754 RSUs in lieu of payment in cash of $135,000 of his salary for the period from May 16, 2023 through August 15, 2023.

(9)   Consists of (i) 5,467 RSUs that were fully vested upon grant, all of which were granted in fiscal 2023, and (ii) a $161,505 bonus earned under our Bonus Plan in fiscal 2023, which was paid in cash.

(10)   This amount represents the $60,000 of cash salary actually paid to Ms. Parekh in 2023. Ms. Parekh received (i) an award of 1,591 RSUs in lieu of payment in cash of $55,000 of her salary for the period from January 1, 2023 through February 15, 2023, (ii) an award of 2,273 RSUs in lieu of payment in cash of $110,000 of her salary for the period from February 16, 2023 through May 15, 2023, (iii) an award of 3,874 RSUs in lieu of payment in cash of $110,000 of her salary for the period from May 16, 2023 through August 15, 2023, (iv) an award of 3,675 RSUs in lieu of payment in cash of $110,000 of her salary for the period from August 16, 2023 through November 15, 2023, and (v) an award of 1,809 RSUs in lieu of payment in cash of $55,000 of her salary for the period from November 16, 2023 through December 31, 2023.

(11)   Consists of (i) 4,556 RSUs that were fully vested upon grant, all of which were granted in fiscal 2023, and (ii)) $379,338 of bonuses earned under our Bonus Plan in fiscal 2023, which were paid in cash.

(12)   This amount represents the $60,000 of cash salary actually paid to Mr. Marlow in 2023. Mr. Marlow received (i) an award of 1,410 RSUs in lieu of payment in cash of $48,750 of his salary for the period from January 1, 2023 through February 15, 2023, (ii) an award of 2,015 RSUs in lieu of payment in cash of $97,500 of his salary for the period from February 16, 2023 through May 15, 2023, (iii) an award of 3,434 RSUs in lieu of payment in cash of $97,500 of his salary for the period from May 16, 2023 through August 15, 2023, (iv) an award of 3,257 RSUs in lieu of payment in cash of $97,500 of his salary for the period from August 16, 2023 through November 15, 2023, and (v) an award of 1,604 RSUs in lieu of payment in cash of $48,750 of his salary for the period from November 16, 2023 through December 31, 2023.

(13)   Consists of (i) 4,100 RSUs that were fully vested upon grant, all of which were granted in fiscal 2023, and (ii) $341,404 of bonuses earned under our Bonus Plan in fiscal 2023, which were paid in cash.

Grants of Plan-Based Awards in 2023

   The following table sets forth information regarding grants of awards made to our named executive officers during fiscal 2023. We did not grant any cash awards under our 2013 Plan during fiscal 2023.

144

Name	Grant Date	Approval Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Securities Underlying Restricted Stock Units (#)	Grant Date Fair Value of Stock Awards ($)(1)
			Threshold (#)	Target (#)	Maximum (#)		
Vladimir Shmunis	5/20/2023	4/25/2023	—	—	—	4,171	129,384
	5/19/2023	5/11/2023	90,478 (2)	311,993 (3)	623,986 (4)	—	10,458,793
	5/19/2023	5/11/2023	—	—	—	311,993	9,678,023
	5/1/2023	4/25/2023	—	—	—	17,144	479,346
	2/20/2023	2/2/2023	—	—	—	932	34,456
Tarek Robbiati	8/28/2023	8/8/2023	—	210,746	—	—	6,200,147
	8/28/2023	8/8/2023	17,189 (2)	59,272 (3)	118,544 (4)	—	1,762,749
	8/28/2023	8/8/2023	—	177,817 (5)	—	—	5,231,376
	8/28/2023	8/8/2023	—	—	—	210,746	6,200,147
	8/28/2023	8/8/2023	—	—	—	237,089	6,975,158
	6/1/2023	6/1/2023	—	—	—	8,448	299,988
	2/24/2023	2/24/2023	—	—	—	7,949	276,148
Mo Katibeh	5/19/2023	5/11/2023	57,303 (2)	197,596 (3)	395,192 (4)	—	4,596,978
	5/19/2023	5/11/2023	—	—	—	202,796	6,290,732
	5/15/2023	4/25/2023	—	—	—	4,754	135,014
	5/15/2023	4/25/2023	—	—	—	5,467	155,263
	2/15/2023	2/2/2023	—	—	—	2,859	138,404
	2/15/2023	2/2/2023	—	—	—	2,789	135,015
	1/3/2023	1/2/2023	—	—	—	1,952	67,500
Sonalee Parekh	11/15/2023	4/25/2023	—	—	—	1,809	55,012
	8/15/2023	4/25/2023	—	—	—	3,675	110,030
	5/19/2023	5/11/2023	45,742 (2)	157,730 (3)	315,460 (4)	—	5,287,499
	5/19/2023	5/11/2023	—	—	—	157,730	4,892,785
	5/15/2023	4/25/2023	—	—	—	3,874	110,022
	5/15/2023	4/25/2023	—	—	—	4,556	129,390
	2/15/2023	2/2/2023	—	—	—	2,273	110,036
	2/15/2023	2/2/2023	—	—	—	2,424	117,346
	1/3/2023	1/2/2023	—	—	—	1,591	55,017
John Marlow	11/15/2023	4/25/2023	—	—	—	1,604	48,778
	8/15/2023	4/25/2023	—	—	—	3,257	97,515
	5/19/2023	5/11/2023	40,213 (2)	138,664 (3)	277,328 (4)	—	4,648,364
	5/19/2023	5/11/2023	—	—	—	138,664	4,301,357
	5/15/2023	4/25/2023	—	—	—	3,434	97,526
	5/15/2023	4/25/2023	—	—	—	4,100	116,440
	2/15/2023	2/2/2023	—	—	—	2,015	97,546
	2/15/2023	2/2/2023	—	—	—	2,144	103,791
	1/3/2023	1/2/2023	—	—	—	1,410	48,758

(1) The amounts in the "Grant Date Fair Value of Stock Awards" column represent the grant date fair market value of RSUs and PSUs granted in fiscal 2023 and calculated in accordance with ASC Topic 718. See Note 12 of the notes to consolidated financial statements included in Part II, Item 8 for a discussion of assumptions made in determining the grant date fair market value.

(2) For each PSU award, the PSUs are evenly allocated to four tranches.

For the tranche that becomes eligible to vest based on the Company's annualized exit monthly recurring subscriptions for 2023, the threshold number of PSUs is (i) 780 for Mr. Shmunis, (ii) 148 for Mr. Robbiati, (iii) 494 for Mr. Katibeh, (iv) 394 for Ms. Parekh, and (v) 347 for Mr. Marlow.

For the tranche that becomes eligible to vest based on the Company's unlevered adjusted free cash flow margin for 2023, the threshold number of PSUs is (i) 62,398 for Mr. Shmunis, (ii) 11,854 for Mr. Robbiati, (iii) 39,519 for Mr. Katibeh, (iv) 31,546 for Ms. Parekh, and (v) 27,733 for Mr. Marlow.

For the tranche that becomes eligible to vest based on the Company's net promoter score for the fourth quarter of 2023, the threshold number of PSUs is (i) 7,800 for Mr. Shmunis, (ii) 1,482 for Mr. Robbiati, (iii) 4,940 for Mr. Katibeh, (iv) 3,943 for Ms. Parekh, and (v) 3,467 for Mr. Marlow.

For the tranche that becomes eligible to vest based on TSR during the performance period relative to the TSRs of the indexed companies, the threshold number of PSUs is (i) 19,500 for Mr. Shmunis, (ii) 3,705 for Mr. Robbiati, (iii) 12,350 for Mr. Katibeh, (iv) 9,858 for Ms. Parekh, and (v) 8,666 for Mr. Marlow.

(3) For each tranche, the target number of PSUs is approximately (i) 77,998 for Mr. Shmunis, (ii) 14,818 for Mr. Robbiati, (iii) 49,399 for Mr. Katibeh, (iv) 39,433 for Ms. Parekh, and (v) 34,666 for Mr. Marlow.

(4) For each tranche, the maximum number of PSUs is approximately (i) 155,997 for Mr. Shmunis, (ii) 29,636 for Mr. Robbiati, (iii) 98,798 for Mr. Katibeh, (iv) 78,865 for Ms. Parekh, and (v) 69,332 for Mr. Marlow.

(5) This reflects the second and third tranches of Mr. Robbiati's Buyout Performance-Based RSUs. The first tranche of the Buyout Performance-Based RSUs is reported in footnotes (2) through (4).

Outstanding Equity Awards at Fiscal Year-End

The following table presents information concerning equity awards held by our named executive officers at the end of fiscal 2023.

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)
Name	Grant Date	Exercisable	Unexercisable				
Vladimir Shmunis	4/1/2020	—	—	—	—	5,176 (2)	175,725
	5/1/2021	—	—	—	—	17,624 (3)	598,335
	4/1/2022	—	—	—	—	77,879 (4)	2,643,992
	5/1/2023	—	—	—	—	8,572 (5)	291,019
	5/19/2023	—	—	—	—	384,161 (6)	13,042,266
	5/19/2023					233,995 (7)	7,944,130
Tarek Robbiati (8)		—	—	—	—	—	—
Mo Katibeh (9)		—	—	—	—	—	—
Sonalee Parekh	5/30/2022	—	—	—	—	16,696 (10)	566,829
	5/30/2022	—	—	—	—	66,782 (11)	2,267,249
	5/19/2023	—	—	—	—	194,221 (6)	6,593,803
	5/19/2023	—	—	—	—	128,156 (12)	4,350,896
John Marlow	4/1/2020	—	—	—	—	1,294 (13)	43,931
	5/1/2021	—	—	—	—	11,750 (14)	398,913
	3/14/2022	—	—	—	—	25,960 (15)	881,342
	5/19/2023	—	—	—	—	170,739 (6)	5,796,589
	5/19/2023	—	—	—	—	112,665 (16)	3,824,977

(1) This amount reflects the closing price of our Class A Common Stock on December 29, 2023 (which was $33.95), multiplied by the amount shown in the column for Number of Shares or Units of Stock That Have Not Vested.

(2)   The shares underlying this RSU award vest, subject to Mr. Shmunis's continued role as a service provider to us, in 16 equal quarterly installments commencing May 20, 2020. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances.

(3)   The shares underlying this RSU award vest, subject to Mr. Shmunis's continued role as a service provider to us, in 16 equal quarterly installments commencing May 20, 2021. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances.

(4)   The shares underlying this RSU award vest, subject to Mr. Shmunis's continued role as a service provider to us, as to 1/8 of the underlying shares on May 20, 2022 and as to 1/16 of the underlying shares each quarter thereafter. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances.

(5)   The shares underlying this RSU award vest, subject to Mr. Shmunis's continued role as a service provider to us, as to 1/4 of the underlying shares on August 20, 2023 and as to 1/4 of the underlying shares each three-month period thereafter. Under the Severance Policy, 100% of these RSU awards are subject to accelerated vesting in the event of termination of employment under certain circumstances.

(6)   This reflects the number of PSUs granted to the named executive officer that became achieved PSUs based on the achievement of the performance goals. 1/3rd of the achieved PSUs vest on February 20, 2024 for Ms. Parekh and February 21, 2024 for Messrs. Shmunis and Marlow, and 1/8th of the remaining achieved PSUs vest every three months afterwards, in each case, subject to the named executive officer's continued service as of each vesting date.

(7)   The shares underlying this RSU award vest, subject to Mr. Shmunis's continued role as a service provider to us, in 12 equal quarterly installments commencing May 20, 2023. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances.

(8)   Mr. Robbiati resigned from his position as Chief Executive Officer on December 8, 2023. In connection with his resignation, Mr. Robbiati forfeited all of his then-unvested equity awards.

(9)   Mr. Katibeh resigned from his position as President and Chief Operating Officer on August 15, 2023. In connection with his resignation, Mr. Katibeh received the vesting acceleration benefits set forth in the Severance Policy for a resignation with good reason other than during the change in control period and forfeited the remainder of his then-unvested equity awards.

(10) These shares underlying this RSU award vest, subject to Ms. Parekh's continued role as a service provider to us, as to 1/4 of the underlying shares on May 20, 2023 and as to 1/16 of the underlying shares each quarter thereafter. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances.

(11) These shares underlying this RSU award vest, subject to Ms. Parekh's continued role as a service provider to us, as to 1/4 of the underlying shares on May 20, 2023 and as to 1/16 of the underlying shares each quarter thereafter. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances.

(12) The shares underlying this RSU award vest, subject to Ms. Parekh's continued role as a service provider to us, in 16 equal quarterly installments commencing May 20, 2023. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment.

(13) The shares underlying this RSU award vest, subject to Mr. Marlow's continued role as a service provider to us, in 16 equal quarterly installments commencing May 20, 2020. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances.

(14) The shares underlying this RSU award vest, subject to Mr. Marlow's continued role as a service provider to us, in 16 equal quarterly installments commencing May 20, 2021. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances.

(15) The shares underlying this RSU award vest, subject to Mr. Marlow's continued role as a service provider to us, as to 1/8 of the underlying shares on May 20, 2022 and as to 1/16 of the underlying shares each quarter thereafter. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances.

(16) The shares underlying this RSU award vest, subject to Mr. Marlow's continued role as a service provider to us, in 16 equal quarterly installments commencing May 20, 2023. Under the Severance Policy, 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances.

Option Exercises and Stock Vested in 2023

The following table sets forth the number of shares of common stock acquired during fiscal 2023 by our named executive officers upon the exercise of stock options and the vesting of RSU awards and the value realized upon such exercise or vesting.

	Option Awards		Stock Awards	
Name	Number of Securities Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Securities Acquired on Vesting (#) (1)	Value Realized on Vesting ($)(2)
Vladimir Shmunis	—	—	172,274	5,370,616
Tarek Robbiati	—	—	42,807	1,297,480
Mo Katibeh	—	—	240,961	7,310,006
Sonalee Parekh	—	—	99,861	3,112,178
John Marlow	—	—	73,794	2,355,181

(1) Reflects the aggregate number of shares of Class A Common Stock underlying the RSU awards that vested in fiscal 2023.

(2) Calculated based by multiplying (i) the fair market value of Class A Common Stock on the vesting date, which was determined using the closing price on the NYSE of a share of Class A Common Stock on vesting date, by (ii) the number of shares of Class A Common Stock acquired upon vesting.

Pension Benefits

Aside from our 401(k) plan, we do not maintain any pension plan or arrangement under which our named executive officers are entitled to participate or receive post-retirement benefits.

Non-Qualified Deferred Compensation

We do not maintain any non-qualified deferred compensation plans or arrangements under which our named executive officers are entitled to participate.

Hedging Policy

Pursuant to our Insider Trading Policy, our directors, officers (as defined in Rule 16a-1(f) of the Exchange Act) and other employees subject to blackout periods or pre-clearance requirements under such policy are prohibited from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company's securities, including hedging their ownership of Company securities or similar transactions designed to decrease the risks associated with holding Company securities. Stock options, stock appreciation rights and other securities issued pursuant to our benefit plans or other compensatory arrangements with us are not subject to this prohibition.

Potential Payments upon Termination and upon Termination in Connection with a Change of Control

Potential Payments upon Termination Apart from a Change of Control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers that remained employed with us on December 31, 2023, pursuant to the Severance Policy, if (i) the named executive officer experiences a qualifying termination of his or her employment (as described in the "Executive Compensation—Compensation Discussion and Analysis—Post-Employment Compensation—Executive Employment Arrangements" section above), on December 31, 2023, and outside of the period beginning 3 months prior to and ending 12 months following a "change of control" (as defined in our Severance Policy) and (ii) such named executive officer signs and does not revoke a release agreement with us. The benefits consist of (i) 12 months of his or her base salary; (ii) reimbursement of his or her COBRA premiums for up to 12 months; and (iii) 1 year vesting of his or her outstanding equity awards in accordance with the Severance Policy.

	Cash Severance ($)(1)	Value of Accelerated Equity Awards ($)(2)	Continuing Health Coverage ($)(3)	Total ($)
Vladimir Shmunis	500,000	13,406,074	22,478	13,928,552
Sonalee Parekh	500,000	6,318,638	27,715	6,846,353
John Marlow	450,000	5,361,961	32,061	5,844,022

(1) Represents the portion of each named executive officer's base salary to be paid to such named executive officer upon a termination apart from a change of control.

(2) For each named executive officer, the estimated value of accelerated equity awards was calculated by multiplying (x) the amount of unvested RSUs subject to acceleration held by the applicable named executive officer and (y) the closing price of our Class A Common Stock on December 29, 2023 (which was $33.95).

(3)   Represents the value of the COBRA premium reimbursements to be provided to such named executive officer upon a termination apart from a change of control.

Potential Payments upon Termination in Connection with a Change of Control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers that remained employed with us on December 31, 2023, pursuant to the Severance Policy, if (i) the named executive officer experiences a qualifying termination of his or her employment (as described in the "Executive Employment Arrangements" and "Other Change in Control Provisions" subsections of the "Executive Compensation—Compensation Discussion and Analysis—Post-Employment Compensation" section above) on December 31, 2023, and within the period beginning 3 months prior to or 12 months following a "change of control" (as defined in our Severance Policy) and (ii) such named executive officer signs and does not revoke a release agreement with us.

	Cash Severance ($)(1)	Value of Accelerated Equity Awards ($)(2)	Continuing Health Coverage ($)(3)	Total ($)
Vladimir Shmunis (4)	1,500,000	24,695,468	33,716	26,229,184
Sonalee Parekh (5)	500,000	13,778,777	27,715	14,306,492
John Marlow (6)	450,000	10,945,752	32,061	11,427,813

(1) Represents the portion of each named executive officer's (a) base salary and (b) 2023 target bonus, as applicable to be paid to such named executive officer upon a termination in connection with a change of control.

(2) For each named executive officer, the estimated value of accelerated equity awards was calculated by multiplying (x) the amount of unvested RSUs subject to acceleration held by the applicable named executive officer and (y) the closing price of our Class A Common Stock on December 29, 2023 (which was $33.95).

(3) Represents the value of the COBRA premium reimbursements to be provided to such named executive officer upon a termination in connection with a change of control.

(4) Mr. Shmunis will receive (i) 18 months of his base salary plus 150% his 2023 target bonus, (ii) 100% acceleration of his outstanding equity awards (which to the extent applicable, will become immediately exercisable) and (iii) reimbursement of his COBRA premiums for up to 18 months, in accordance with the Severance Policy.

(5) Ms. Parekh will receive (i) 12 months of her base salary, (ii) 100% acceleration of her outstanding equity awards (which to the extent applicable, will become immediately exercisable) and (iii) reimbursement of her COBRA premiums for up to 12 months, in accordance with the Severance Policy.

(6) Mr. Marlow will receive will receive (i) 12 months of his base salary, (ii) 100% acceleration of his outstanding equity awards (which to the extent applicable, will become immediately exercisable) and (iii) reimbursement of his COBRA premiums for up to 12 months, in accordance with the Severance Policy.

As noted above, in connection with their resignation, Messrs. Robbiati and Katibeh entered into separation agreements with the Company. Under the terms of Mr. Robbiati's separation agreement, Mr. Robbiati received a lump sum cash payment of $9.75 million, an amount materially consistent with the benefits that would be due to him under his offer letter and the Severance Policy. If Mr. Katibeh complies with the terms of his separation agreement, he is entitled to (i) the benefits set forth in the Severance Policy for a resignation with good reason other than during the change in control period, which consists of 12 months of his base salary (equal to $600,000, 1 year of vesting of his equity awards (which has a value of $4,929,608), and reimbursement of his COBRA premiums for up to 12 months (which has a value of $32,061), (ii) $200,000, which was paid in 3 equal monthly installments during the period he served as a special advisor, and (iii) a payment of $400,000 at the end of the period covered by the non-competition agreement.

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the total annual compensation of Mr. Shmunis, our Chief Executive Officer as of December 31, 2023 (which is the date we selected to identify the median employee, as discussed below), and the total annual compensation of our median employee (other than Mr. Shmunis). For our last completed fiscal year, which ended December 31, 2023:

- The median of the total annual compensation of all employees (other than Mr. Shmunis) of ours (including our consolidated subsidiaries) was $121,657.

- Mr. Shmunis's total annual compensation, as reported in the Summary Compensation Table included in this Annual Report on Form 10-K, was $21,141,087.

- Based on the above, for fiscal 2023, the ratio of Mr. Shmunis's total annual compensation to the median of the total annual compensation of all employees was 173.8 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

The methodology we used to calculate the pay ratio is described below.

- We determined the median of the total annual compensation of all of our employees as of December 31, 2023. As of December 31, 2023, we (including our consolidated subsidiaries) had approximately 4,080 full-time, part-time and temporary employees, approximately 2,179 out of the 4,080 (or approximately 53%) are U.S. employees, and approximately 1,901 out of the 4,080 (or approximately 47%) are located outside of the United States.

- We then compared the sum of (i) the total annual cash compensation earned by each of these employees for fiscal 2023 as reflected in our payroll records plus (ii) the fair value of equity awards (as determined in accordance with footnote 1 of the fiscal Summary Compensation Table) granted to these employees in fiscal 2023, to determine the median employee, without annualizing the compensation of any employees who started their employment with us in fiscal 2023 but did not work for us or our consolidated subsidiaries for the entire year. Compensation paid in foreign currency was converted to U.S. dollars using currency conversion ratios in effect as of January 1, 2024. In determining the median total compensation of all of these employees, we did not make any cost of living adjustments to the wages paid to any employee outside of the U.S.

Once we identified our median employee, we estimated the median employee's total annual compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, yielding the median total annual compensation disclosed above. With respect to Mr. Shmunis's total annual compensation, we used the amount reported in the "Total" column of our fiscal Summary Compensation Table included in this Annual Report on Form 10-K.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of January 31, 2024, for:

- each of our named executive officers;

- each of our directors;

- all of our current directors and executive officers as a group; and

- each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated in the footnotes below, we believe, based on the information furnished to us, that persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of January 31, 2024, and shares issuable upon the vesting of RSUs and PSUs within 60 days of January 31, 2024, to be outstanding and to be beneficially owned by the person holding the option, RSU or PSU, respectively, for the purpose of computing the percentage ownership of that person. However, we have not treated such shares as outstanding for the purpose of computing the percentage ownership of any other person. We have based percentage ownership of our common stock on 82,393,035 shares of our Class A common stock and 9,924,538 shares of our Class B common stock outstanding as of January 31, 2024. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o RingCentral, Inc., 20 Davis Drive, Belmont, California 94002.

151

| | Class A | | Class B | | % of Total Voting |
	Shares	%	Shares	%	Power †
5% Stockholders:					
Entities affiliated with Vladimir Shmunis (1)	336,446	*	5,471,618	55.1	30.3
Entities affiliated with Vlad Vendrow (2)	165,592	*	2,970,295	29.9	16.4
Capital World Investors (3)	11,314,238	13.7	—	—	6.2
Vanguard Group Inc.(4)	10,371,224	12.6	—	—	5.7
Sylebra Capital Limited (5)	7,437,154	9.0	—	—	4.1
BlackRock, Inc. (6)	5,263,100	6.4	—	—	2.9
Pictet Asset Management SA (7)	5,239,898	6.4	—	—	2.9
Ameriprise Financial, Inc. (8)	4,610,276	5.6	—	—	2.5
Named Executive Officers and Directors:					
Vladimir Shmunis (1)	336,446	*	5,471,618	55.1	30.3
Tarek Robbiati (9)	21,582	*	—	—	*
Mohammed Katibeh (10)	20,427	*	—	—	*
Sonalee Parekh (11)	87,533	*	—	—	*
John Marlow (12)	228,141	*	273,714	2.8	1.6
Mignon Clyburn (13)	6,248	*	—	—	*
Kenneth Goldman (14)	16,527	*	—	—	*
Robert Theis (15)	25,775	*	—	—	*
Allan Thygesen (16)	18,008	*	—	—	*
Neil Williams (17)	16,732	*	—	—	*
Ned Segal (18)	—	—	—	—	—
All current executive officers and directors as a group (9 persons)(19)	735,410	*	5,745,332	57.9	32.0

(†) Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting as a single class. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to 10 votes per share. The Class A common stock and Class B common stock vote together on all matters (including the election of directors) submitted to a vote of stockholders, except as may be otherwise required by applicable law.

(*) Represents beneficial ownership of less than 1%.

(1) Consists of (i) 19,003 shares of Class A common stock held of record by Mr. Shmunis; (ii) 3,457,107 shares of Class B common stock held of record by ELCA Fund I, L.P. ("ELCA I"); (iii) 5,926 shares of Class B common stock held of record by ELCA Fund II, L.P. ("ELCA II"); (iv) 5,926 shares of Class B common stock held of record by ELCA Fund III, L.P. ("ELCA III"); (v) 1,385 shares of Class B common stock held of record by ELCA, LLC (collectively, along with ELCA I, ELCA II and ELCA III, the "ELCA Funds"); (vi) 1,274 shares of Class B common stock held of record by Vladimir G. Shmunis & Sandra Shmunis TR UA June 9, 1998 Shmunis Revocable Trust ("Trust"); (vii) 1,000,000 shares of Class B common stock held of record by Sandra Shmunis TR UA 03/14/2023 Sandra Shmunis 2023 Grantor Retained Annuity Trust ("SST"); (viii) 1,000,000 shares of Class B common stock held of record by Vladimir Shmunis TR UA 03/14/2023 Vladimir Shmunis 2023 Grantor Retained Annuity Trust ("VST"); (ix) 81,668 shares of Class A common stock held of record by Vladimir G Shmunis & Sandra Shmunis TR So Inclined Philanthropic Foundation ("SIPF"); (x) 59,000 shares of Class A common stock held of record by The Shmunis Family Generations Trust under agreement, dated December 29, 2020 ("SFGT") and (xi) 176,775 shares of Class A common stock issuable pursuant to stock awards releasable within 60 days of January 31, 2024. Vladimir Shmunis, our CEO and Chairman of the board of directors, and Sandra Shmunis, Mr. Shmunis's wife, are the managing members of ELCA, LLC. ELCA, LLC is the general partner of ELCA I, ELCA II and ELCA III. Mr. Shmunis and Mrs. Shmunis are the trustees of Trust and SIPF, and the investment trustees of SFGT. As a result, and by virtue of the relationships described in this footnote, Mr. and Mrs. Shmunis may be deemed to share voting and dispositive power with respect to the shares held by ELCA I, Trust, SIPF and SFGT, and certain of the shares held by ELCA II and ELCA III. As sole trustee of SST, Mrs. Shmunis may be deemed to hold voting and dispositive power with respect to the shares held by SST. As sole trustee of VST, Mr. Shmunis may be deemed to hold voting and dispositive power with respect to the shares held by VST. The address for these entities is c/o RingCentral, Inc., 20 Davis Drive, Belmont, California 94002.

(2) Consists of (i) 87,667 shares of Class A common stock held of record by Mr. Vendrow; (ii) 26,035 shares of Class A common stock held of record by The Vlad Vendrow Trust dated February 13, 2020 (the "Vendrow 2020 Trust"); (iii) 1,040,365 shares of Class B common

stock held of record by the Vendrow 2020 Trust; (iv) 1,890 shares of Class A common stock held of record by the Regina Vendrow TR UA 10/30/2015 2015 Vendrow Children's Trust FBO David G Vendrow; (v) 1,890 shares of Class A common stock held of record by the Regina Vendrow TR UA 10/30/2015 2015 Vendrow Children's Trust FBO Edward B Vendrow; (vi) 1,890 shares of Class A common stock held of record by the Regina Vendrow TR UA 10/30/2015 2015 Vendrow Children's Trust FBO Joshua L Vendrow; (vii) 157,110 shares of Class B common stock held of record by the Regina Vendrow TR UA 10/30/2015 2015 Vendrow Children's Trust FBO David G Vendrow; (viii) 157,110 shares of Class B common stock held of record by the Regina Vendrow TR UA 10/30/2015 2015 Vendrow Children's Trust FBO Edward B Vendrow; (ix) 157,110 shares of Class B common stock held of record by the Regina Vendrow TR UA 10/30/2015 2015 Vendrow Children's Trust FBO Joshua L Vendrow; (x) 38,600 shares of Class B common stock held of record by the Regina Vendrow TR UA 12/01/2020 Viva Children's Trust; (xi) 420,000 shares of Class B common stock held of record by Viva Investment Capital LLC; (xii) 1,000,000 shares of Class B common stock held of record by Viva Investment Capital II LLC; and (xiii) 46,220 shares of Class A common stock issuable pursuant to stock awards releasable within 60 days of January 31, 2024. As sole trustee of the Vendrow 2020 Trust, Mr. Vendrow may be deemed to hold voting and dispositive power with respect to the shares held by the Vendrow 2020 Trust. Mr. Vendrow may be deemed to hold voting and dispositive power with respect to the shares held by him and by his children and his children's trusts. As the sole owner of Viva Investment Capital LLC and Viva Investment Capital II LLC, Mr. Vendrow may be deemed to hold voting and dispositive power with respect to the shares held thereby. The address for these entities is c/o RingCentral, Inc., 20 Davis Drive, Belmont, California 94002.

(3) Based on information reported by Capital World Investors ("CWI") on its most recent Schedule 13G/A filed with the SEC on February 9, 2024. Of the shares of Class A common stock beneficially owned, CWI reported that it has sole dispositive power and sole voting power with respect to 11,314,238 shares. CWI is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited. CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." The address for CWI is 333 South Hope Street, Los Angeles, California 90071.

(4) Based on information reported by The Vanguard Group, Inc. on its most recent Schedule 13G/A filed with the SEC on February 13, 2024. Of the shares of Class A common stock beneficially owned, The Vanguard Group, Inc. reported that it has sole dispositive power with respect to 10,229,813 shares, shared dispositive power with respect to 141,411 shares, sole voting power with respect to 0 shares, and shared voting power with respect to 55,070 shares. The address for The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(5) Based on information reported by Sylebra Capital Limited ("Sylebra HK") on its Schedule 13D filed with the SEC on May 26, 2023. Of the shares of Class A common stock beneficially owned, Sylebra HK reported that it has sole dispositive power and sole voting power with respect to 0 shares and shared dispositive power and shared voting power with respect to 7,437,154 shares. Sylebra HK and Sylebra Capital LLC ("Sylebra US") are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd. ("SCP MF"), Sylebra Capital Parc Master Master Fund ("PARC MF"), Sylebra Capital Menlo Master Fund ("MENLO MF") and other advisory clients. The term "Affiliated Investment Entities" (as used in this footnote) refers to SCP MF, PARC MF, MENLO MF and other advisory clients. Sylebra Capital Management ("Sylebra Cayman") is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK, and Daniel Patrick Gibson ("Gibson") owns 100% of the Class A shares of Sylebra Cayman and 100% of the share capital of Sylebra US. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra US, Sylebra Cayman, and Gibson may be deemed to share voting and dispositive power over the shares of Class A common stock held by the Affiliated Investment Entities. The address for Sylebra HK is c/o Sylebra Capital Limited, 20th Floor, 28 Hennessy Road, Wan Chai, Hong Kong.

(6) Based on information reported by BlackRock, Inc. on its most recent Schedule 13G/A filed with the SEC on January 29, 2024. Of the shares of Class A common stock beneficially owned, BlackRock, Inc. reported that it has sole dispositive power with respect to 5,263,100 shares and sole voting power with respect to 5,061,829 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(7) Based on information reported by Pictet Asset Management SA on its most recent Schedule 13G/A filed with the SEC on February 1, 2024. Of the shares of Class A common stock beneficially owned, Pictet Asset Management SA reported that it has sole dispositive and sole voting power with respect to 5,239,898 shares. The address for Pictet Asset Management SA is 60 Route des Acacias 1211, Geneva 73 Switzerland.

(8) Based on information reported by Ameriprise Financial, Inc. ("AFI") on its Schedule 13G filed with the SEC on February 14, 2024 on behalf of itself and its subsidiary company Columbia Management Investment Advisers, LLC ("CMIA"). Of the shares of Class A common stock beneficially owned, AFI reported that it has shared dispositive power with respect to 4,610,276 shares and shared voting power with respect to 4,316,236 shares. AFI, as to the parent company of CMIA, may be deemed to beneficially own the shares reported by CMIA. Accordingly, the shares reported to be beneficially owned by AFI include those shares separately owned by CMIA. AFI's address is 145 Ameriprise Financial Center, Minneapolis, MN 55474. CMIA's address is 290 Congress Street, Boston, MA 02210.

(9) Consists of 21,582 shares of Class A common stock held of record by the Robbiati Family Trust U/A DTD 2/4/2020 as of December 8, 2023.

(10) Consists of 20,427 shares of Class A common stock held of record by Mr. Katibeh as of August 15, 2023.

(11) Consists of (i) 4,589 shares of Class A common stock held of record by Ms. Parekh and (ii) 82,944 shares of Class A common stock issuable pursuant to stock awards releasable within 60 days of January 31, 2024.

(12) Consists of (i) 131,042 shares of Class A common stock held of record by Mr. Marlow; (ii) 6,275 shares of Class A common stock held of record by the JEM Double Happiness 2018 Trust (the "Marlow Trust I"); (iii) 6,275 shares of Class A common stock held of record

by the CAM Double Happiness 2018 Trust (the "Marlow Trust II"); (iv) 12,080 shares of Class A common stock held of record by the M&M Family 2020 Irrevocable Trust (the "Marlow Trust III"); (v) 15,060 shares of Class B common stock held of record by Mr. Marlow; (vi) 216,334 shares of Class B common stock held of record by the M&M Twice as Nice Trust (the "Marlow Trust IV" and, together with the Marlow Trust I, the Marlow Trust II and the Marlow Trust III, the "Marlow Trusts"); (vii) 42,320 shares of Class B common stock held of record by the Marlow Trust III; and (viii) 72,469 shares of Class A common stock issuable pursuant to stock awards releasable within 60 days of January 31, 2024. As trustee of the Marlow Trusts, Mr. Marlow may be deemed to hold voting and dispositive power with respect to the shares held by the Marlow Trusts.

(13) Consists of 6,248 shares of Class A common stock held of record by Ms. Clyburn.

(14) Consists of (i) 10,427 shares of Class A common stock held of record by Mr. Goldman and (ii) 6,100 shares of Class A common stock held of record by GSW-GV, LLC.

(15) Consists of 25,775 shares of Class A common stock held of record by Mr. Theis.

(16) Consists of 18,008 shares of Class A common stock held of record by Mr. Thygesen.

(17) Consists of 16,732 shares of Class A common stock held of record by Mr. Williams.

(18) Mr. Segal became a member of our board of directors in December 2023.

(19) Consists of (i) 403,222 shares of Class A common stock held of record by our directors and current executive officers; (ii) 332,188 shares of Class A common stock issuable pursuant to stock awards releasable within 60 days of January 31, 2024; (iii) 5,745,332 shares of Class B common stock held of record by our directors and current executive officers; and (iv) no shares of Class B common stock issuable pursuant to stock options exercisable within 60 days of January 31, 2024.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2023. Information is included for equity compensation plans approved by our stockholders. All of our equity compensation plans have been approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the first Column)
Equity compensation plans approved by stockholders			
2010 Equity Incentive Plan(1)	—	$—	—
2013 Equity Incentive Plan(2)	—	$—	13,579,448
Amended and Restated Employee Stock Purchase Plan(3)	—	$—	6,293,967
Equity compensation plans not approved by stockholders	—	$—	
Total	—	$—	19,873,415

(1) As a result of our initial public offering and the adoption of our 2013 Plan, we no longer grant awards under the 2010 Plan.

(2) Our 2013 Plan provides that the number of shares of Class A Common Stock available for issuance under the 2013 Plan will automatically increase on the first day of each fiscal year beginning with the 2014 fiscal year, in an amount equal to the least of (i) 6,200,000 shares, (ii) five percent (5%) of the outstanding shares of all classes of common stock of the company on the last day of the immediately preceding fiscal year, or (iii) such other amount determined by the board of directors no later than the last day of the immediately preceding fiscal year.

(3) Our Amended and Restated Employee Stock Purchase Plan ("ESPP") provides that the number of shares of Class A Common Stock available for issuance under the ESPP will automatically increase on the first day of each fiscal year beginning with the 2014 fiscal year, in an amount equal to the least of (i) 1,250,000 shares, (ii) one percent (1%) of the outstanding shares of all classes of common stock of the company on the last day of the immediately preceding fiscal year, or (iii) such other amount as the board of directors may determine.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements discussed above in the sections titled "Directors, Executive Officers and Corporate Governance—Director

Compensation" and "Executive Compensation," the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:

- we have been or are to be a participant;
- the amount involved exceeded or exceeds $120,000; and
- any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Limitation of Officer and Director Liability and Indemnification Arrangements

Our certificate of incorporation and bylaws each provide that we will limit the liability of and indemnify our directors and indemnify our officers and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

- any breach of the director's duty of loyalty to us or to our stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- unlawful payment of dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation will not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of our directors and executive officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our Company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of our Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Other than as described above under this section titled "Certain Relationships and Related Transactions, and Director Independence," since January 1, 2023, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

Policies and Procedures for Related Party Transactions

We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee considers the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. In addition, our board of directors has delegated to each of our CEO, our CFO and our General Counsel, as appropriate, the authority to review and approve, as applicable, any such transaction in which the aggregate amount involved is expected to be less than $120,000, provided that such person charged with such review or approval is not the related person. In connection with each regularly scheduled meeting of our audit committee, a summary of each related party transaction approved in accordance with this paragraph shall be provided to the audit committee for its review.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Professional Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by KPMG LLP for the years ended December 31, 2023 and 2022.

	2023 [1]	2022
Audit Fees (2)	$ 2,540,082	$ 2,529,626
Audit Related Fees (3)	100,000	250,000
All Other Fees (4)	434,500	110,500
Total Fees	$ 3,074,582	$ 2,890,126

(1)   Amounts exclude certain Audit Fees and Audit Related Fees for professional services rendered by KPMG in the third and fourth quarters of 2023 that have not yet been billed to the Company, and the cost of which cannot be reasonably estimated by the Company at the time of this filing.

(2)   "Audit Fees" consist of professional services rendered in connection with the audit of our annual financial statements, including audited financial statements, an audit of the effectiveness of our internal control over financial reporting, the review of our quarterly financial statements presented in our quarterly report on Form 10-Q, and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years, including statutory audits of RingCentral CH GmbH, RingCentral France SAS, and RingCentral Israel LTD, our wholly owned subsidiaries in Switzerland, France, and Israel, respectively.

(3)   "Audit Related Fees" consist of professional services provided in connection with the preparation of certain registration statements and related securities offering matters.

(4)   "All Other Fees" consist of a comfort letter in connection with the issuance of our 2030 Senior Notes and annual license fee for an accounting database subscription.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board (the "PCAOB") regarding auditor independence, our audit committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our audit committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

All services were pre-approved by our audit committee, which concluded that the provision of such services by KPMG LLP, was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The audit committee's pre-approval policy provides for the pre-approval of audit, audit-related and tax services specifically described by the audit committee on an annual basis, and unless a type of service is pre-approved under the policy, it will require separate pre-approval by the audit committee if it is to be provided by the independent registered public accounting firm. The policy authorizes the audit committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   *Exhibits.* The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on June 3, 2015, and incorporated herein by reference).
3.2	Certificate of Designations of the Series A Convertible Preferred Stock (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 9, 2021, and incorporated herein by reference).
3.3	Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on November 9, 2022, and incorporated herein by reference).
4.1	Indenture, dated March 3, 2020, between RingCentral, Inc. and U.S. Bank National Association. (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 4, 2020, and incorporated herein by reference).
4.2	Form of 0% Convertible Senior Notes due 2025 (included in Exhibit 4.1). (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 4, 2020, and incorporated herein by reference).
4.3	Indenture, dated September 15, 2020, between RingCentral, Inc. and U.S. Bank National Association. (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 16, 2020, and incorporated herein by reference).
4.4	Form of 0% Convertible Senior Note due 2026 (included in Exhibit 4.3). (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 16, 2020, and incorporated herein by reference).
4.5	Indenture, dated as of August 16, 2023, among RingCentral, Inc., each of the guarantors party thereto and U.S. Bank Trust Company, National Association. (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 16, 2023, and incorporated herein by reference).
4.6	Form of 8.500% Senior Note due 2030 (included in Exhibit 4.5). (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 16, 2023, and incorporated herein by reference).
4.7	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. (filed as Exhibit 4.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 1, 2022, and incorporated herein by reference).
10.1+	2003 Equity Incentive Plan, as amended, and forms of stock option agreements thereunder (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-1, File No. 333-190815, and incorporated herein by reference).
10.2+	2010 Equity Incentive Plan, as amended, and forms of stock option agreements thereunder (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-1, File No. 333-190815, and incorporated herein by reference).
10.3+	2013 Equity Incentive Plan and forms of stock option agreements thereunder (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-1, File No. 333-190815, and incorporated herein by reference).
10.4+	Amended and Restated 2013 Equity Incentive Plan and related forms of agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 20, 2022, and incorporated herein by reference).
10.5+	Amended and Restated Employee Stock Purchase Plan (filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 26, 2021, and incorporated herein by reference).
10.6+	Form of Global Restricted Stock Unit Agreement Under the 2013 Equity Incentive Plan (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 26, 2021, and incorporated herein by reference).
10.7+	Equity Acceleration Policy (filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 27, 2019, and incorporated herein by reference).
10.8+	Form of Director and Executive Officer Indemnification Agreement (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on August 7, 2017, and incorporated herein by reference).

Exhibit Number	Description
10.9+	Employment Letter by and between the Registrant and Vladimir Shmunis, dated September 13, 2013 (filed as Exhibit 10.19 to the Registrant's Registration Statement on Form S-1, File No. 333-190815, and incorporated herein by reference).
10.10+	Offer Letter by and between the Registrant and Mohammed Katibeh, dated January 4, 2022 (filed as Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 1, 2022, and incorporated herein by reference).
10.11+	Amended and Restated Offer Letter by and between the Registrant and Mo Katibeh, dated January 4, 2022 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed on August 8, 2022, and incorporated herein by reference).
10.12+	Supplemental Offer Letter by and between the Registrant and Mo Katibeh, dated May 9, 2022. (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed on August 8, 2022, and incorporated herein by reference).
10.13+	Offer Letter by and between the Registrant and Sonalee Parekh, dated April 26, 2022 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed on August 8, 2022, and incorporated herein by reference).
10.14+	Offer Letter by and between the Registrant and Vaibhav Agarwal, dated July 21, 2016. (filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 1, 2022, and incorporated herein by reference).
10.15+	Revised Employment Offer Letter by and between the Registrant and John Marlow, dated September 13, 2013 (filed as Exhibit 10.7 to the Registrant's Registration Statement on Form S-1, File No. 333-190815, and incorporated herein by reference).
10.16+	2023 Bonus Plan, Appendix A-2023. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed on May 9, 2023, and incorporated herein by reference).
10.17+	Amended and Restated Equity Acceleration Policy. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed on August 7, 2023, and incorporated herein by reference).
10.18+	Change of Control and Severance Policy. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 8, 2023, and incorporated herein by reference).
10.19+	Offer Letter by and between the Registrant and Tarek A. Robbiati, dated July 31, 2023. (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 8, 2023, and incorporated herein by reference).
10.20+	Separation Agreement and Release between the Registrant and Mo Katibeh dated August 7, 2023. (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 8, 2023, and incorporated herein by reference).
10.21+	Separation Agreement and Release between the Registrant and Tarek Robbiati dated December 8, 2023.
10.22+	2022 NEO Equity Compensation Program Questions and Answers (filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 1, 2022, and incorporated herein by reference).
10.23+	2023 NEO Equity Compensation Program Questions and Answers (filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 23, 2023, and incorporated herein by reference).
10.24	Office Lease, dated September 25, 2014, by and between the Registrant and Helen M. Raiser, Trustee of the JHR Marital Trust under Trust Agreement dated October 2, 1969, as amended, Helen M. Raiser, Trustee of the JHR Bypass Trust under Trust Agreement dated October 2, 1969, as amended, Harvey E. Chapman, Jr., Trustee of the Harvey E. Chapman, Jr. Living Trust under Trust Agreement dated July 17, 2006, and Colleen C. Badell, Trustee of the Colleen C. Badell Living Trust under Trust Agreement dated July 17, 2006, as tenants in common (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 3, 2014, and incorporated herein by reference).
10.25	Commercial Lease Agreement, dated May 17, 2017, by and between the Registrant and TG Brothers, LLC. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on August 7, 2017, and incorporated herein by reference).

Exhibit Number	Description
10.26	First Amendment to Lease, dated May 7, 2018, by and between the Registrant and TG Brothers, LLC. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 7, 2018, and incorporated herein by reference).
10.27	Second Amendment to Lease, dated September 20, 2019, by and between the Registrant and TG Brothers, LLC. (filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 26, 2020, and incorporated herein by reference).
10.28	Second Amendment to Lease, dated August 6, 2020 by and between the Registrant and Phillip H. Raiser, Trustee of the JHR Marital Trust under Trust Agreement dated October 2, 1969, as amended, Phillip H. Raiser, Trustee of the JHR Bypass Trust under Trust Agreement dated October 2, 1969, as amended, Harvey E. Chapman, Jr., Trustee of the Harvey E. Chapman, Jr. Living Trust under Trust Agreement dated July 17, 2006, and Colleen C. Badell, Trustee of the Colleen C. Badell Living Trust under Trust Agreement dated July 17, 2006, as tenants in common. (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 9, 2020, and incorporated herein by reference).
10.29	Purchase Agreement, dated February 28, 2018, by and among the Registrant and Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives of the initial purchasers named therein. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 6, 2018, and incorporated herein by reference).
10.30	Form of Capped Call Confirmation. (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 6, 2018, and incorporated herein by reference).
10.31	Form of Capped Call Confirmation. (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 4, 2020, and incorporated herein by reference).
10.32	Form of Capped Call Confirmation. (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 16, 2020, and incorporated herein by reference).
10.33	Registration Rights Agreement, effective as of November 9, 2021, by and between RingCentral, Inc. and Searchlight II MLN, L.P. (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 9, 2021, and incorporated herein by reference).
10.34	Registration Rights Agreement, effective as of November 9, 2021, by and between RingCentral, Inc. and Mitel US Holdings, Inc. (filed as Exhibit 10.4 to Registrant's Current Report on Form 8-K filed on November 9, 2021, and incorporated herein by reference).
10.35*	Credit Agreement, dated as of February 14, 2023, among RingCentral, Inc., the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and as collateral agent. (filed as Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 23, 2023, and incorporated herein by reference).
10.36	First Amendment to Credit Agreement, dated as of August 15, 2023, among RingCentral, Inc., the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and as collateral agent (filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on August 16, 2023, and incorporated herein by reference).
10.37	Second Amendment to Credit Agreement, dated as of November 2, 2023, among RingCentral, Inc., the lenders party thereto, the letter of credit issuers party thereto and Bank of America, N.A., as administrative agent and as collateral agent. (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 8, 2023, and incorporated herein by reference).
21.1	List of subsidiaries of the Registrant.
23.1	Consent of KPMG LLP, independent registered public accounting firm.
24.1	Power of Attorney (included in signature page).
31.1	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Periodic Report by Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

_____

+ Indicates a management or compensatory plan

* In accordance with Item 601(a)(5) of Regulation S-K, the exhibits and schedules to Exhibit 10.35 are not filed herewith. The agreement identifies such exhibits and schedules, including the subject matter of their content. We undertake to provide copies of such exhibits and schedules to the SEC upon request.

(b)   *Financial Statements.* Our consolidated financial statements are included under Part II, Item 8 in this Annual Report on Form 10-K.

(c)   *Financial Statement Schedules.* All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant's consolidated financial statements or related notes.

PART IV.
SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Belmont, State of California, on this 22nd day of February 2024.

RINGCENTRAL, INC.

Date: February 22, 2024   /s/ Vladimir Shmunis
_____
Vladimir Shmunis
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: February 22, 2024   /s/ Sonalee Parekh
_____
Sonalee Parekh
Chief Financial Officer
(Principal Financial Officer)

Date: February 22, 2024   /s/ Vaibhav Agarwal
_____
Vaibhav Agarwal
Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vladimir Shmunis, Sonalee Parekh, and Vaibhav Agarwal, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Vladimir Shmunis **Vladimir Shmunis**	Chairman and Chief Executive Officer *(Principal Executive Officer)*	February 22, 2024
/s/ Sonalee Parekh **Sonalee Parekh**	Chief Financial Officer *(Principal Financial Officer)*	February 22, 2024
/s/ Vaibhav Agarwal **Vaibhav Agarwal**	Chief Accounting Officer *(Principal Accounting Officer)*	February 22, 2024
/s/ Robert Theis **Robert Theis**	Director	February 22, 2024
/s/ Allan Thygesen **Allan Thygesen**	Director	February 22, 2024
/s/ R. Neil Williams **R. Neil Williams**	Director	February 22, 2024
/s/ Kenneth A. Goldman **Kenneth A. Goldman**	Director	February 22, 2024
/s/ Mignon L. Clyburn **Mignon L. Clyburn**	Director	February 22, 2024
/s/ Ned Segal **Ned Segal**	Director	February 22, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
AMENDMENT NO. 1

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from_____ to_____

Commission File Number: **001-36089**

RingCentral, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**94-3322844**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Davis Drive
Belmont, California 94002
(Address of principal executive offices)

(650) 472-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock par value $0.0001	**RNG**	**New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on June 30, 2023, based on the closing price of $32.73 for shares of the Registrant's common stock as reported by the New York Stock Exchange, was approximately $2.8 billion. Shares of common stock held by each executive officer, director, and their affiliated holders have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 12, 2024, there were 82,393,035 shares of Class A Common Stock and 9,924,538 shares of Class B Common Stock outstanding.

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 10-K/A (this "Amendment No. 1") of RingCentral, Inc. (the "Company") amends the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which the Company filed with the U.S. Securities and Exchange Commission (the "SEC") on February 22, 2024 (the "Original Form 10-K").

The Company is amending the disclosure included in Part II, Item 9A of the Original Form 10-K to include a clarifying statement of management's conclusion that the Company maintained effective internal control over financial reporting as of December 31, 2023. The Company added the following statement, which was inadvertently omitted from the Original Form 10-K:

"Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023."

Except as described above, this Amendment No. 1 does not modify or update disclosure in, or exhibits to, the Original Form 10-K. Furthermore, this Amendment No. 1 does not change any previously reported financial results, nor does it reflect events occurring after the filing date of the Original Form 10-K. Information not affected by this Amendment No. 1 remains unchanged and reflects the disclosures made at the time the Original Form 10-K was filed.

Prior to the Original Form 10-K, the Company had conducted an assessment of the effectiveness of the Company's internal control over financial reporting based upon the *Internal Control – Integrated Framework* (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023. Furthermore, as described in the "Report of Independent Registered Public Accounting Firm" on pages 77 and 78 of the Original Form 10-K, KPMG LLP, the Company's independent registered public accounting firm, had also concluded that the Company had "maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO." In addition, the Company stated in the section titled "Risk Factors" on page 52 of the Original Form 10-K that "management concluded internal control over financial reporting was at a reasonable assurance level as of December 31, 2023." Additionally, the Form 10-K certifications of the Company's principal executive officer ([Exhibit 31.1](#)) and its principal financial officer ([Exhibit 31.2](#)) stated that they have "designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, in connection with this Amendment No. 1, our Chief Executive Officer and Chief Financial Officer are providing Rule 13a-14(a) certifications as included herein. We are amending Item 15 of Part IV solely to reflect the inclusion of these certifications.

<center>**PART II.**</center>

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the guidelines established in the *Internal Control—Integrated Framework* (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included in Item 8 in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There are no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report:

Financial Statements

No financial statements are filed with this Amendment No. 1. The financial statements and notes thereto were included as part of the Original Form 10-K.

All schedules are omitted as the required information is either not present, not present in material amounts or presented within the consolidated financial statements or related notes.

EXHIBIT INDEX

Exhibit Number	Description
31.3	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.4	Certification of Periodic Report by Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
104	Cover Page Interactive Data File (formatted as inline XBRL)

Item 16. Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Belmont, State of California, on this 24th day of April 2024.

RINGCENTRAL, INC.

Date: April 24, 2024   /s/ Sonalee Parekh

Sonalee Parekh
Chief Financial Officer
(Principal Financial Officer)

Date: April 24, 2024   /s/ Vaibhav Agarwal

Vaibhav Agarwal
Chief Accounting Officer
(Principal Accounting Officer)